Form 10-K, Exhibit 13
period 1998-12-31
FOUNDATION HEALTH SYSTEMS INC
filed 1999-03-31
CIK 916085


FINANCIAL HIGHLIGHTS

Foundation Health Systems, Inc.

Year Ended December 31,
(Amounts in thousands, except per share data)            1998           1997          1996           1995           1994
------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
REVENUES
Health plan premiums                               $7,440,981     $5,829,444    $5,395,125     $4,557,214     $3,863,965
Government contracts                                  989,409        949,168       908,730        279,380        209,980
Specialty services                                    366,645        342,107       316,993        210,533        139,853
Investment and other income                            99,041        114,300        88,392         66,510         51,698
------------------------------------------------------------------------------------------------------------------------
Total revenues                                      8,896,076      7,235,019     6,709,240      5,113,637      4,265,496
------------------------------------------------------------------------------------------------------------------------
EXPENSES
Health plan services                                6,547,747      4,912,532     4,598,074      3,643,463      3,091,890
Government contracts health care services             757,047        711,757       706,076        174,040        147,629
Specialty services                                    307,675        290,319       289,744        182,380        121,299
Selling, general and administrative                 1,042,556        851,826       859,996        657,275        536,209
Amortization and depreciation                         128,093         98,353       112,916         89,356         66,741
Interest                                               92,159         63,555        45,372         33,463         23,081
Asset impairment, merger, restructuring
  and other charges                                   274,953        395,925        44,108         20,164        125,379
------------------------------------------------------------------------------------------------------------------------
Total expenses                                      9,150,230      7,324,267     6,656,286      4,800,141      4,112,228
------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing
  operations before income tax                       (254,154)       (89,248)       52,954        313,496        153,268
Income tax provision (benefit)                        (88,996)       (21,418)       14,124        124,345         70,169
Income (loss) from continuing operations             (165,158)       (67,830)       38,830        189,151         83,099
Discontinued operations:
  Income (loss) from operations, net of tax                 -        (30,409)       25,084          3,028         18,434
  Gain (loss) on disposition, net of tax                    -        (88,845)       20,317
------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                  $ (165,158)    $ (187,084)     $ 84,231      $ 192,179      $ 101,533
------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE:
Continuing operations                              $    (1.35)    $    (0.55)     $   0.31      $    1.54      $    0.73
Income (loss) from discontinued
  operations, net of tax                                               (0.25)         0.20           0.02           0.16
Gain (loss) on disposition of discontinued
  operations, net of tax                                               (0.72)         0.16
------------------------------------------------------------------------------------------------------------------------
Net                                                $    (1.35)    $    (1.52)     $   0.67      $    1.56      $    0.89
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE:
Continuing operations                              $    (1.35)    $    (0.55)     $   0.31      $    1.53      $    0.72
Income (loss) from discontinued
  operations, net of tax                                               (0.25)         0.20           0.02           0.16
Gain (loss) on disposition of discontinued
  operations, net of tax                                               (0.72)         0.16
------------------------------------------------------------------------------------------------------------------------
Net                                                $    (1.35)    $    (1.52)     $   0.67      $    1.55      $    0.88
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Operating cash flow                                $  100,867     $ (125,872)     $ (6,666)   $    51,417          -(ii)
Weighted average shares outstanding:
  Basic                                               121,974        123,333       124,453        122,741        113,723
  Diluted                                             121,974        123,333       124,966        123,674        115,658

BALANCE SHEET DATA:
Cash & cash equivalents and investments
  available for sale                               $1,288,947     $1,112,361    $1,122,916      $ 871,818      $ 840,332
Total assets                                        3,929,541      4,076,350     3,423,776      2,733,765      2,218,506
Notes payable and capital leases-noncurrent         1,254,278      1,308,979       791,618        547,522        301,356
Stockholders' equity(i)                               744,042        895,974     1,183,411      1,068,255        877,466
------------------------------------------------------------------------------------------------------------------------


(i) No cash dividends were declared in each of the years presented.
(ii) Information not available.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

      Foundation Health Systems, Inc. (together with its subsidiaries, the "Company") is an integrated managed care organization which administers the delivery of managed health care services. The Company's operations consist of two operating segments: Health Plan Services and Government Contracts/Specialty Services. Through its subsidiaries, the Company offers group, individual, Medicaid and Medicare health maintenance organization ("HMO") and preferred provider organization ("PPO") plans; government sponsored managed care plans; and managed care products related to administration and cost containment, behavioral health, dental, vision and pharmaceutical products and other services.

             The Health Plan Services segment consists of HMOs organized into four operational divisions located in the following geographic regions: the California Division, the Northeast Division, the Central Division and the Arizona Division. These health plans are located in Arizona, California, Colorado, Connecticut, Florida, Idaho, Louisiana, New Jersey, New Mexico, New York, Ohio, Oklahoma, Oregon, Pennsylvania, Texas, Utah, Washington and West Virginia. The Company's health plans provide a wide range of managed health care services throughout the United States with approximately 4.2 million at risk and administrative services only members. The Company's HMO subsidiaries contract to provide medical care services to a defined, enrolled population for a predetermined, prepaid monthly fee for group, Medicaid, individual and Medicare plans throughout their respective service areas. All of the HMOs are state licensed and some are also federally qualified. The Company also operates PPO networks which provide access to health care services and owns six health and life insurance companies licensed to sell insurance throughout the United States.

             The Government Contracts/Specialty Services segment administers large, multi-year managed health care government contracts. This segment subcontracts to affiliated and unrelated third parties the administration and health care risk of parts of these contracts and currently administers health care programs covering approximately 1.6 million eligible individuals under the Civilian Health and Medical Program of the Uniformed Services ("CHAMPUS") through the TRICARE program. Currently, the Company provides these services under three TRICARE contracts that cover Alaska, Arkansas, California, Hawaii, Oklahoma, Oregon, Texas, Washington and parts of Arizona, Idaho and Louisiana. This segment also offers behavioral health, dental, and vision services as well as managed care products related to bill review, administration and cost containment for hospitals, health plans and other entities.

             This discussion and analysis contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties [detailed from time to time in the Company's filings with the Securities and Exchange Commission (the "Commission")] which may cause actual results to differ materially from those projected or implied in these statements. The risks and uncertainties faced by the Company include, but are not limited to, those set forth under "Additional Information Concerning the Company's Business," "Cautionary Statements" and other sections within the Company's filings with the Commission.

CONSOLIDATED OPERATING RESULTS

         The Company's net loss from continuing operations for the year ended December 31, 1998 was $165.2 million, or $1.35 per diluted share, compared to a net loss from continuing operations for the same period in 1997 of $67.8 million, or $.55 per diluted share.

             During the year ended December 31, 1998, the Company recorded asset impairment, restructuring and other charges totaling $410.9 million on a pre-tax basis (the "1998 Charges"), or $2.13 per diluted share, net of taxes. The Company recorded $395.9 million and $44.1 million related to asset impairment, merger, restructuring and other charges during 1997 and 1996, respectively. These charges are further described in "Asset Impairment, Merger, Restructuring and Other Charges" below. Excluding these charges and the results of discontinued operations, the basic and diluted earnings per share for the years ended December 31, 1998, 1997 and 1996 were $.78, $1.89 and $.57, respectively.

             The table below and the discussion that follows summarize the Company's performance in the last three fiscal years.

                                                                               Year Ended December 31,
                                                                 ---------------------------------------------
(Amounts in thousands)                                                 1998             1997             1996
--------------------------------------------------------------------------------------------------------------
Total revenues                                                   $8,896,076       $7,235,019       $6,709,240
--------------------------------------------------------------------------------------------------------------
Expenses:
  Health plan services expenses(i)                                6,547,747        4,912,532        4,598,074
  Government contracts and specialty services expenses            1,064,722        1,002,076          995,820
  Selling, general and administrative                             1,042,556          851,826          859,996
  Amortization and depreciation                                     128,093           98,353          112,916
  Interest                                                           92,159           63,555           45,372
  Asset impairment, restructuring, merger, and other charges(i)     274,953          395,925           44,108
--------------------------------------------------------------------------------------------------------------
Total expenses                                                    9,150,230        7,324,267        6,656,286
--------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes     $ (254,154)      $  (89,248)      $   52,954
--------------------------------------------------------------------------------------------------------------
Overall medical care ratio                                             86.5%            83.1%            84.5%
Administrative expense ratio                                           12.4%            12.6%            13.6%
HEALTH PLAN SERVICES SEGMENT:
Health plan premiums                                             $7,440,981       $5,829,444       $5,395,125
Health plan medical care ratio                                         88.0%            84.3%            85.2%
Health plan premiums per member per month                        $   143.43       $   137.96       $   135.17
Health plan services per member per month                        $   126.24       $   116.26       $   115.20
GOVERNMENT CONTRACTS/SPECIALTY SERVICES SEGMENT:
Government contracts and specialty services revenues             $1,356,054       $1,291,275       $1,225,723
Government contracts and specialty services
  expenses medical care ratio                                          78.5%            77.6%            81.2%
----------------------------------------------------------------------------------------------------------------

(i) 1998 Charges of $275.0 million are included in asset impairment, restructuring, merger and other charges and $135.9 million are included primarily in health plan services expenses.

ENROLLMENT INFORMATION


Year Ended December 31,                                                   Percent                   Percent
(Amounts in thousands)                         1998          1997         Change         1996       Change
-------------------------------------------------------------------------------------------------------------
Health Plan Services:
Commercial                                    3,287         3,522          (6.7)%       2,774         27.0%
Medicare Risk                                   326           308            5.8%         237         30.0%
Medicaid                                        586           442           32.6%         315         40.3%
-------------------------------------------------------------------------------------------------------------
                                              4,199         4,272          (1.7)%       3,326         28.4%
-------------------------------------------------------------------------------------------------------------
Government Contracts:
CHAMPUS PPO and Indemnity                       784         1,090         (28.1)%       1,035          5.3%
CHAMPUS HMO                                     783           801          (2.2)%         543         47.5%
-------------------------------------------------------------------------------------------------------------
                                              1,567         1,891         (17.1)%       1,578         19.8%
-------------------------------------------------------------------------------------------------------------

REVENUES AND HEALTH CARE COSTS

      The Company's revenues grew by $1.7 billion or 23% for the year ended December 31, 1998 as compared to 1997. Growth in health plan revenues of $1.6 billion for the year was due primarily to the acquisitions that occurred in the fourth quarter of 1997, including Physicians Health Services, Inc. ("PHS"), FOHP, Inc. ("FOHP") and PACC HMO, Inc. and PACC Health Plans, Inc. (collectively "PACC"). Excluding these acquisitions, revenues grew by $1 billion for the year ended December 31, 1998. The growth from existing health plan businesses was due to increases in premium rates in virtually all markets and significant increases in Medicaid enrollment in California. Growth in government contracts revenues totaled $40.3 million and growth in specialty services revenues totaled $24.5 million. See "Segment Reporting" for discussion of Government Contracts/Specialty Services.

             The Company's revenues grew by $525.8 million or 7.8% for the year ended December 31, 1997 as compared to 1996. Growth in revenues for the year was due to slightly higher health plan premiums for the Company's commercial membership and membership growth in Medicaid contracts in California, commercial membership growth in the Northeast, and the partial year impact of acquisitions that occurred in the second and fourth quarters of 1997. Investment and other income was $99.0 million, $114.3 million and $88.4 million in 1998, 1997 and 1996, respectively. The increase in 1997 was primarily related to non-recurring gains from the sale of certain holdings and Medicaid contracts.

             The overall medical care ratio ("MCR") (medical costs as a percentage of revenue) for the year ended December 31, 1998 was 86.5% as compared to 83.1% for the year ended December 31, 1997. The increase was primarily due to higher pharmacy costs in all divisions, benefit cost increases which exceeded premium rate increases, increased utilization and continued pricing pressures throughout the Company's health plans. Excluding the 1998 Charges, the MCR was 85.0%.

             The overall MCR for the year ended December 31, 1997 was 83.1% compared to 84.5% for the year ended December 31, 1996. The decline is due primarily to higher medical costs and loss contracts that negatively impacted the MCR in 1996 as well as favorable reserve development in 1997 in certain of the Company's health plans as well as improved health care and subcontractor performance on certain government contracts. The 1997 reduction in MCR was offset slightly by escalating health care costs including higher pharmacy costs coupled with a relatively flat premium environment, particularly in the California market and throughout the Company's health plans.

SELLING, GENERAL AND ADMINISTRATIVE COSTS

      The Company's selling, general and administrative ("SG&A") expenses increased by $190.7 million or 22.4% for the year ended December 31, 1998 as compared to 1997. The increase in SG&A expenses during 1998 is primarily due to the SG&A expenses associated with the businesses acquired during 1997. The administrative expense ratio (SG&A as a percentage of health plan and government contracts revenue) decreased to 12.4% for the year ended December 31, 1998 from 12.6% for the year ended December 31, 1997. This decrease is primarily attributable to the Company's ongoing efforts to aggressively control its SG&A expenses and synergy savings associated with the integration of its 1997 acquisitions which were partially offset by increased expenditures related to consolidation and integration of the Company's administrative facilities. Excluding the 1998 Charges, the administrative expense ratio was 12.2%.

             The Company's SG&A expenses decreased by $8.2 million or 1.0% for the year ended December 31, 1997 as compared to 1996. The administrative expense ratio decreased to 12.6% for the year ended December 31, 1997 as compared to 13.6% for the year ended December 31, 1996. This decrease reflects the Company's ongoing efforts to aggressively control its SG&A expenses and synergy savings associated with the integration of Health Systems International, Inc. and Foundation Health Corporation after the merger transaction (the "FHS Combination") involving such entities. This decrease was offset partially by additional SG&A expenses associated with the new acquisitions during 1997.

AMORTIZATION AND DEPRECIATION

      Amortization and depreciation expense increased by $29.7 million in 1998 due to increases in intangible assets and fixed assets as a result of the acquisitions that occurred in the fourth quarter of 1997 and increased expenditures primarily related to the consolidation and integration of the Company's administrative facilities.

             Amortization and depreciation expense declined by $14.6 million for the year ended December 31, 1997 as compared to 1996 due to certain intangible assets becoming fully amortized by the end of 1996, fixed assets becoming fully depreciated in early 1997 and fixed asset write-offs primarily associated with the Company's restructuring plans discussed below.

INTEREST EXPENSE

      Interest expense increased by $28.6 million due to increased borrowings under the revolving credit facility coupled with a higher borrowing rate in 1998 as compared to 1997. Interest expense increased by $18.2 million in 1997 as compared to 1996 due to higher debt levels associated with the Company's revolving lines of credit partially offset by lower interest rates.

ASSET IMPAIRMENT, MERGER, RESTRUCTURING AND OTHER CHARGES

      On July 19, 1998, FPA Medical Management, Inc. ("FPA") filed for bankruptcy protection under Chapter 11 of the Federal Bankruptcy Code. FPA, through its affiliated medical groups, provided services to approximately 190,000 of the Company's affiliated members in Arizona and California. FPA has discontinued its medical group operations in these markets. As a result, the Company is seeking new tenants for, or will sell, the 13 healthcare facilities it leased to FPA in these markets and has made other arrangements for provider services to the Company's affiliated members. To date, the Company has sold three of these healthcare facilities.

             Management's analysis of this situation indicated that the likely replacement lease terms from these properties will be inadequate to enable the Company to sell the facilities and recover their carrying value. Based on management's best estimate of recovery for the real estate and the impairment of notes receivable and other Company assets due to the FPA bankruptcy filing, the Company recorded a charge of $50.0 million during the second quarter ended June 30, 1998. The Company recorded an additional $28.1 million during the third quarter ended September 30, 1998 which was primarily related to additional impairment of the value of real estate assets leased to FPA and an additional $6.0 million during the fourth quarter ended December 31, 1998 which was related to the FPA bankruptcy. Elements of the second, third and fourth quarter charges included approximately $63.0 million for real estate asset impairments, approximately $10.0 million for a note receivable impairment and $11.1 million for other items related to FPA.

             During the third quarter ended September 30, 1998, excluding the charges totaling $28.1 million related to the FPA bankruptcy, the Company recorded $146.9 million of restructuring and other charges. These charges included (i) $87.0 million related primarily to premium deficiency reserves for the Company's Medicare operations in the Northeast division, payment disputes with various provider groups, and costs associated with contract terminations and exiting rural markets which were recorded as health care costs; (ii) $21.2 million related to severance and benefits related to staff reductions in selected health plans and the centralization and consolidation of Corporate functions; (iii) $18.6 million related to the bankruptcy of a large hospital system; and (iv) $20.1 million of other costs primarily related to premium deficiency reserves established for certain of the Company's non-core health plan operations. As of December 31, 1998, $40.9 million of the total $175.0 million of the third quarter charges described above has resulted in cash outlays and $27.5 million is expected to require future outlays of cash.

             During the fourth quarter ended December 31, 1998, the Company initiated a formal plan to dispose of certain Central Division health plans included in the Company's Health Plan Services segment. It is anticipated that the divestiture of these plans will be completed during the first half of 1999. The Company evaluated the carrying values of the assets of these health plans and determined that the carrying value exceeded estimated fair value by $112.4 million. As a result, the Company recorded an impairment charge which is attributable to the following assets: Goodwill totaling $30.0 million, furniture and equipment totaling $40.3 million, building improvements totaling $20.9 million and other impairments totaling $21.2 million. In addition, the Company recorded $48.9 million primarily as health care costs. These costs were primarily related to anticipated bad debts totaling $17.4 million, premium deficiency reserves of $22.1 million for certain health plans whose health care costs exceed contractual premium revenues and additional claims reserves and other costs totaling $9.4 million. The Company also recorded an additional $18.6 million of other charges. As of December 31, 1998, $6.0 million of the total $185.9 million of the fourth quarter charges resulted in cash outlays and $50.1 million is expected to require future outlays of cash.

             As set forth above, the total 1998 Charges recorded by the Company were $410.9 million.

             Restructuring, merger and other charges of $395.9 million were recorded during the year ended December 31, 1997 related to the FHS Combination and the restructuring of the Company's Eastern Division health plans. The principal elements of these charges included (i) restructuring costs of $146.8 million for a workforce reduction, the consolidation of employee benefit plans, the consolidation of facilities in geographic locations where office space is duplicated, the consolidation of overlapping provider networks, and the consolidation of information systems to standardized systems; (ii) $69.6 million in merger related costs primarily for investment banking, legal, accounting and other costs;
      (iii) premium deficiency reserves of $57.5 million related to the Company's Gem Insurance Company ("Gem") and (iv) other charges of $122.0 million primarily related to other costs for certain of the Company's non-core operations. As of December 31, 1998, $86.9 million of the net 1997 restructuring charge has resulted in cash outlays and $13.8 million is expected to require future outlays of cash.

             During 1996, the Company recorded $44.1 million of restructuring and other charges. These charges were primarily comprised of restructuring costs of $27.4 million and $16.7 million of other costs including loss contract accruals related to governmental employer groups in the Company's non-California markets, consulting and other costs.

INCOME TAX PROVISION AND BENEFIT

      The effective tax benefit rate of 35.0% on losses from continuing operations for the year ended December 31, 1998 increased compared to the effective tax benefit rate on continuing operations of 24.0% for the year ended 1997. The increased tax benefit rate was due primarily to nondeductible merger and restructuring costs during 1997. The 1996 effective tax provision rate on income of 26.7% differs from the statutory tax rate primarily due to various items including tax exempt interest income and a settlement of an Internal Revenue Service examination.

SEGMENT REPORTING

HEALTH PLAN SERVICES

      Health plan revenues increased by $1.6 billion or 27.6% primarily due to enrollment increases in the commercial, Medicare and Medicaid lines of business in the Northeast Division that was acquired in the fourth quarter of 1997. These acquisitions contributed approximately $977.8 million in revenues during the year ended December 31, 1998. In addition, Medicaid enrollment growth in the California division and premium rate increases for all divisions contributed to the overall increase in revenues for the health plans.

             Revenues generated by the Company's health plan operations increased $434.3 million or 8.1% for the period ended December 31, 1997 compared to the same period in 1996. The increase in revenues for the year ended December 31, 1997 as compared to the same period in 1996 is primarily due to enrollment increases in the Medicaid lines of business and enrollment and premium increases in the Medicare lines of business in California, commercial enrollment increases in Connecticut and Arizona, and the partial year impact of the acquisitions of Advantage Health in Pennsylvania, FOHP in New Jersey, and PACC in Oregon.

             Health plan health care costs increased by 33.3% for the year ended December 31, 1998 as compared to 1997 primarily as a result of enrollment increases in the Northeast Division, Medicaid enrollment growth in the California Division, pharmacy cost increases in all divisions and additional health care costs from the 1998 Charges totaling $104.3 million. The health plans MCR increased from 84.3% in 1997 to 88.0% in 1998 due to higher medical costs particularly in physician and hospital fee for service costs, increase in pharmacy costs and increased utilization. Excluding the 1998 Charges, the health plans MCR was 86.6%.

             Health plan health care costs increased by 6.8% for the year ended December 31, 1997 as compared to 1996. In the California market, health care costs increased as a result of higher pharmacy costs for both the commercial and Medicare lines of business, increased provider contracting arrangements, increased hospital utilization in the Medicare line of business, and increased enrollment in the Medicaid line of business. While health care costs increased during 1997, the health plans MCR declined to 84.3% for the year ended December 31, 1997 from 85.2% for the comparable period in 1996 primarily due to higher medical costs in 1996 and favorable loss reserve development in certain health plan operations during 1997.

             The Company's commercial product lines are profitable. Premium rate increases in the commercial line of products contributed to revenue increases for the year ended December 31, 1998 as compared to the same period in the prior year in all divisions of the Company, but were partially offset by enrollment decreases in commercial HMO markets in California and the health plans in the western and central states. Commercial health care costs on a per member per month basis have increased 8.1% during the year ended December 31, 1998 as compared to the year ended December 31, 1997.

             The Company's Medicare product lines in the California market are profitable, but are experiencing lower margins than in the prior year. The Medicare products in the Company's Northeast health plans have shown an underwriting loss of approximately $32.9 million for the year ended December 31, 1998. Medicare premium rates and enrollment have increased in the Northeast markets, but enrollment rates are expected to slow. Medicare health care costs in the California and Northeast markets continue to increase faster than premium rates.

             Medicaid enrollment in the California division has increased significantly resulting in a 53.9% increase in member months during the year ended December 31, 1998, compared to 1997. However, Medicaid premium rates have decreased in all markets. Medicaid health care costs have remained steady or decreased on a per member per month basis in all of the Company's markets except for several of its Western health plans, which have experienced higher costs due to several high cost claims.

GOVERNMENT CONTRACTS/SPECIALTY SERVICES

      Government contracts revenue increased by $40.2 million or 4.2% during the year ended December 31, 1998 as compared to 1997 primarily due to the full year effect of the retroactive pricing adjustment in the third quarter of 1997 which reduced 1997 contract prices, as well as from growth in 1998 due to actuarial adjustments in risk share revenue and favorable equitable adjustments resulting from governmental audits. Government contracts revenue increased by $40.4 million or 4.4% for the year ended December 31, 1997, compared to 1996 as a result of the California/Hawaii CHAMPUS contract being active for only 9 months in 1996 compared to a full year in 1997.

             Specialty services revenues increased by $24.5 million or 7.2% during the year ended December 31, 1998 as compared to 1997. These increases are primarily the result of higher drug manufacturer rebates, new business as a result of the FHS Combination, and continued growth in the Company's managed behavioral health network and bill review cost containment businesses. Specialty services revenues increased by $25.1 million or 7.9% for the year ended December 31, 1997 as compared to the same period in 1996 primarily due to the impact of a full year's revenue from Managed Health Network, Inc. which was acquired in March 1996. The increase in revenue was offset somewhat by the sale of certain ancillary health care service operations in 1996 and reduced revenue from various ASO operations. The Company expects continued market pressure to maintain modest increases in premiums for behavioral health, dental and vision products.

             The government contracts/specialty services MCR increased to 78.5% for 1998 compared to 77.6% for 1997. Excluding the 1998 Charges, this ratio was 77.4%. This increase for 1998 is primarily due to (i) the effect of the 1998 Charges (ii) increased pharmacy costs and higher health care claim costs on CHAMPUS contracts and (iii) the elimination of the Medicaid contract administration business which was sold in 1997 which contributed to revenues with no offsetting health care costs. The government contracts/specialty services MCR decreased to 77.6% for 1997 compared to 81.2% in 1996. This decrease for 1997 is primarily due to improved health care and subcontractor performance on the CHAMPUS contracts and due to adverse reserve development recognized in the fourth quarter of 1996 which resulted in a higher than usual MCR during 1996.

DISCONTINUED OPERATIONS

WORKERS' COMPENSATION INSURANCE BUSINESS

      In December 1997, the Company adopted a formal plan to sell its workers' compensation segment. In December 1997, the Company estimated the loss on the disposal of the workers' compensation segment would approximate $99.0 million (net of an income tax benefit of $21.0 million) which included the anticipated results of operations during the phase-out period from December 1997 through the date of disposal. On December 10, 1998, the Company completed the sale of the workers' compensation segment. The assets sold consisted primarily of investments, premiums and reinsurance receivables. The selling price was $257 million in cash.

PHYSICIAN PRACTICE MANAGEMENT BUSINESS

      On June 28, 1996 the Company executed a Stock and Note Purchase Agreement with FPA for the purchase by FPA of the Company's medical practices (the "Medical Practices"). The transaction was consummated in November 1996 and the Company recognized a net of tax gain on sale of $20.3 million, net of $17.6 million of taxes, in 1996. In 1997, the Company recognized an additional $10.1 million gain on the sale, net of $2.8 million of taxes, as a result of the final settlement of certain contractual provisions. The income and loss on discontinued operations, net of taxes, for the Medical Practices was $2.9 million during 1996. The results were primarily due to insufficient patient volume being served by the Medical Practices. The 1996 loss was reduced by a gain of $10.8 million related to the sale of various independent practice associations.

IMPACT OF INFLATION AND OTHER ELEMENTS

      The managed health care industry is labor intensive and its profit margin is low; hence, it is especially sensitive to inflation. Increases in medical expenses or contracted medical rates without corresponding increases in premiums could have a material adverse effect on the Company.

             Various federal and state legislative initiatives regarding the health care industry have been proposed during recent legislative sessions, and health care reform and similar issues continue to be in the forefront of social and political discussion. If health care reform or similar legislation is enacted, such legislation could impact the Company. Management cannot at this time predict whether any such initiative will be enacted and, if enacted, the impact on the financial condition or results of operations of the Company.

             The Company's ability to expand its business is dependent, in part, on competitive premium pricing and its ability to secure cost-effective contracts with providers. Achieving these objectives is becoming increasingly difficult due to the competitive environment. In addition, the Company's profitability is dependent, in part, on its ability to maintain effective control over health care costs while providing members with quality care. Factors such as health care reform, integration of acquired companies, regulatory changes, utilization, new technologies, hospital costs, major epidemics and numerous other external influences may affect the Company's operating results. Accordingly, past financial performance is not necessarily a reliable indicator of future performance, and investors should not use historical records to anticipate results or future period trends.

             The Company's HMO and insurance subsidiaries are required to maintain reserves to cover their estimated ultimate liability for expenses with respect to reported and unreported claims incurred. These reserves are estimates of future payments based on various assumptions. Establishment of appropriate reserves is an inherently uncertain process, and there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience, which in the past has resulted and in the future could result in loss reserves being too high or too low. The accuracy of these estimates may be affected by external forces such as changes in the rate of inflation, the regulatory environment, the judicial administration of claims, medical costs and other factors. Future loss development or governmental regulators could require reserves for prior periods to be increased, which would adversely impact earnings in future periods. In light of present facts and current legal interpretations, management believes that adequate provisions have been made for claims and loss reserves.

YEAR 2000

      The Company recognizes that the arrival of the Year 2000 requires computer systems to be able to recognize the date change from 1999 to 2000 and, like other companies, is assessing and modifying its computer applications and business processes to provide for their continued functionality.

             The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, prepare invoices or engage in normal business activities. In addition, the Year 2000 problems of the Company's providers and customers, including governmental entities, can affect the Company's operations, which are highly dependent upon information technology for processing claims, determining eligibility and exchanging information.

             PROJECT STATUS-The Year 2000 effort for the Company has the highest priority of technology projects and has the full support of the Company's management. The project has dedicated resources with multiple teams to address its unique systems environment. Uniform project management techniques have been adopted with overall oversight responsibility residing with the Company's Chief Technology Officer, assisted by a special project manager hired by the Company. An executive management committee is also actively and directly involved in an oversight capacity in the Company's Year 2000 project and receives monthly reports from the project manager. In addition, the project manager regularly meets with the Company's audit committee to further discuss the Company's Year 2000 issues.

             The Company is addressing its Year 2000 issues in several ways. Selected systems are being retired with the business functions being converted to Year 2000 compliant systems. A number of the Company's systems include packaged software from large vendors that the Company is closely monitoring to ensure that these systems are Year 2000 compliant. The Company believes that vendors will make timely updates available to ensure that all remaining purchased software is Year 2000 compliant. The remaining systems' compliance with Year 2000 will be addressed by internal technical staff. The Company has engaged IBM Global Services to assist in the program management of the project. In addition, the Company is in the process of assessing its third party relationships with respect to non-information technology assets and services. The Company has also retained legal consultants to assist in the review of insurance and the Company's obligations and rights, and IBM's The Wilkerson Group, technical consultants specializing in health care, to help develop contingency plans.

             The Company has divided its Year 2000 effort into five phases: (1) Assessment and Strategy, (2) Detailed Analysis and Planning, (3) Remediation, (4) Testing and Implementation, and (5) Certification. The Company's geographical and specialty service divisions are conducting a detailed self-assessment as to their compliance, needs, risks, and contingency planning, which will then be reviewed and prioritized at the corporate level. During the fourth quarter of 1998, the Company continued moving forward in its efforts to address Year 2000 issues, though its overall progress was less significant due to organizational changes and restructuring. The Year 2000 project is experiencing increased progress at the start of 1999. The Company has established the third quarter of 1999 to complete all phases and is endeavoring to accelerate completion ahead of that time. The following table sets forth the estimated percentage completion of each of the Company's Year 2000 phases as of February 1999 with respect to its core applications and information technology infrastructure, and its Year 2000 project overall.

                        Phase 1    Phase 2    Phase 3    Phase 4    Phase 5
  -------------------------------------------------------------------------
  Core applications
    and IT
    infrastructure        100%       94%        56%        15%        0%
  Overall                 100%       83%        54%        11%        0%
  -------------------------------------------------------------------------

             THIRD PARTIES-The Company has commenced an inventory of third party relationships, identifying them and analyzing their strategic importance to the Company and their Year 2000 readiness. The strategically important third party relationships identified by the Company are general purpose utility vendors, care delivery organizations (such as providers), and customer service vendors. The Company now anticipates completing its risk assessment for third parties in the second quarter of 1999. There can be no assurance that the systems of other companies on which the Company relies will be compliant on a timely basis, or that the failure by a third party to be compliant would not have a material adverse effect on the Company.

             COSTS-The Company is evaluating on an on-going basis the related costs to resolve its potential Year 2000 problems. The Company currently estimates that the total cost for the project will be approximately $42.7 million, excluding the costs to accelerate the replacement of hardware or software otherwise required to be purchased by the Company. Through 1998, the Company expended approximately $13.6 million relating to, among other things, the cost to repair or replace software and related hardware problems, cost of assessment, analysis and planning and internal and external communications. The Company estimates that the percentages of its total expenditures for Year 2000 issues will be approximately as follows:
      35% for internal costs, 37% for outside consultants and contractors, 6.5% for software-related costs, and 21.5% for hardware-related costs. The Company has established a line-item in its overall operating budget specifically for Year 2000 costs. The operating subsidiaries for each line of business of the Company, however, are paying for the costs of assessment, planning, remediation and testing of Year 2000 issues for their respective operations.

             Notwithstanding the foregoing, the costs of the project and the timetable in which the Company plans to complete the Year 2000 compliance requirements are based on estimates derived from utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. There can be no assurances that these estimates will be achieved and actual results and costs could differ materially from these estimates.

             Certain insurance coverages for defense costs associated with Year 2000 litigation have already been secured under the Company's Directors and Officers Liability Insurance policy and will be re-evaluated upon renewal of that policy. At this time, it is unclear as to the extent of existing insurance coverage, if any, the Company may have to cover potential Year 2000 costs and liabilities under its other insurance policies. The Company is currently analyzing the availability of such coverage under other existing and future insurance policies and products.

             CONTINGENCY PLANNING. An important part of the Company's Year 2000 project involves identifying worst case scenarios and seeking to develop contingency plans. Each geographical and specialty services division of the Company is prioritizing its mission critical business functions in order to address the most critical issues first in remediation efforts and to develop alternatives to these critical processes as part of contingency planning. A mission critical business activity or system is one that cannot be without an automated or functional system for a period of 21 days without causing significant business impact to the particular line of business. Among other things, the Company's divisions are assessing potential negative impacts on a valid member's ability to receive services, the ability to generate revenue, the need for additional expenditures, compliance with legal, regulatory or accreditation requirements, meeting contractual obligations and reimbursing providers, vendors and agents. The Company is currently projecting to complete the assessment of its most critical business functions by the end of the first quarter of 1999 and the documentation and validation of its contingency plans by the end of the second quarter of 1999. The Company currently anticipates that its contingency plans will include the use of manual as well as on-line files of its members to avoid disruption in the verification of membership and eligibility for the provision of health care services to its members.

             RISKS-The Company is highly dependent upon its own information technology systems and that of its providers and customers. Failure by the Company or a third party to correct a material Year 2000 problem could result in a failure of or an interruption in the Company's business activities and operations. Such interruptions and failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the readiness of third party providers and customers, the Company is not able at this time to determine whether the Year 2000 problems will have a material adverse effect on the Company's results of operations, liquidity or financial condition. The Company's Year 2000 project is expected to reduce significantly the Company's level of uncertainty and the possibility of significant or long-lasting interruptions of the Company's business operations; however, the Company believes that it is impossible to predict all of the areas in which material problems may arise.

             The Company has initiated formal communications with others with whom it does significant business to determine their Year 2000 issues. The Company is currently projecting to complete its assessment of third party risks by the end of the second quarter of 1999. There can be no assurances that the systems of other companies on which the Company's systems rely will be timely converted, or that the failure to convert by another company would not have a material adverse effect on the Company.

             Forward-looking statements contained in this Year 2000 section should be read in connection with the Company's cautionary statements identifying important risk factors that could cause the Company's actual results to differ materially from those projected in these forward-looking statements, which cautionary statements are contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES

      Certain of the Company's subsidiaries must comply with minimum capital and surplus requirements under applicable state laws and regulations, and must have adequate reserves for claims. Certain subsidiaries must maintain ratios of current assets to current liabilities of 1:1 pursuant to certain government contracts. The Company believes it is in compliance with these contractual and regulatory requirements in all material respects.

             The Company believes that cash from operations, existing working capital, lines of credit, and funds from planned divestitures of business are adequate to fund existing obligations, introduce new products and services, and continue to develop health care-related businesses. The Company regularly evaluates cash requirements for current operations and commitments, and for capital acquisitions and other strategic transactions. The Company may elect to raise additional funds for these purposes, either through additional debt or equity, the sale of investment securities or otherwise, as appropriate.

             Government health care receivables are best estimates of payments that are ultimately collectible or payable. Since these amounts are subject to government audit and negotiation, amounts ultimately collected may vary from current estimates. Additionally, the timely collection of such receivables is also impacted by government audit and negotiation.

             For the year ended December 31, 1998, cash provided by operating activities was $100.9 million compared to cash used in operating activities of $125.9 million in the prior year. This change was due primarily to the timing of payments of accounts payable and other liabilities, including payments for merger, restructuring and other costs associated with the 1998 Charges. Net cash provided by investing activities was $147.0 million during 1998 as compared to cash used in investing activities of $134.8 million during 1997. This increase during 1998 was primarily due to cash received from the sale of the workers' compensation segment. Net cash used in financing activities was $43.3 million in 1998 as compared to cash provided by financing activities of $332.1 million during the same period in 1997. The decrease in 1998 was due to the repayment of funds drawn under the Company's Credit Facility (as defined below), which were partially offset by additional drawings under the Credit Facility.

             The Company has a $1.5 billion credit facility (the "Credit Facility"), with Bank of America as Administrative Agent for the Lenders thereto, which was amended by Amendments in April, July, November 1998 and March 1999 with the Lenders (the "Amendments"). All previous revolving credit facilities were terminated and rolled into the Credit Facility on July 8, 1997. At the election of the Company, and subject to customary covenants, loans are initiated on a bid or committed basis and carry interest at offshore or domestic rates, at the applicable LIBOR rate plus margin or the bank reference rate. Actual rates on borrowings under the Credit Facility vary, based on competitive bids and the Company's unsecured credit rating at the time of the borrowing. As of December 31, 1998, the Company was in compliance with the financial covenants of the Credit Facility, as amended by the Amendments. The Credit

      Facility is available for five years, until July 2002, but it may be extended under certain circumstances for two additional years. The outstanding balance under the Credit Facility has decreased from $1.265 billion at December 31, 1997 to $1.225 billion at December 31, 1998. As of March 18, 1999, the amount outstanding under the Credit Facility totaled $1.175 billion with interest at LIBOR plus 1.50%.

             In February 1999, the Company entered into an agreement to sell its pharmacy benefits management business to an unrelated third party for $70 million in cash. The Company intends to use the net proceeds from the sale to reduce corporate debt. The Company has initiated a formal plan to dispose of certain non-core health plans included in the Company's Health Plan Services segment. It is anticipated that the sales of these health plans will be completed during the first half of 1999.

             The Company's subsidiaries must comply with certain minimum capital requirements under applicable state laws and regulations. The long-term portion of principal and interest payments under the promissory notes issued to the California Wellness Foundation in connection with the Health Net conversion to for-profit status is subordinated to Health Net meeting tangible equity requirements under applicable California statutes and regulations. During 1998, the Company contributed $132.1 million to its subsidiaries to meet risk-based or other capital requirements of the regulated entities. As of December 31, 1998, the Company's subsidiaries were in compliance with minimum capital requirements.

             Legislation has been or may be enacted in certain states in which the Company's subsidiaries operate imposing substantially increased minimum capital and/or statutory deposit requirements for HMOs in such states. Such statutory deposits may only be drawn upon under limited circumstances relating to the protection of policyholders. The Company's HMO subsidiary operating in New Jersey was required to increase its statutory deposits by approximately $51 million in 1998 pursuant to such legislation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The Company is exposed to interest rate and market risk primarily due to its investing and borrowing activities. Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest rates and in equity prices. Interest rate risk is a consequence of maintaining fixed income investments. The Company is exposed to interest rate risks arising from changes in the level or volatility of interest rates, prepayment speeds and/or the shape and slope of the yield curve. In addition, the Company is exposed to the risk of loss related to changes in credit spreads. Credit spread risk arises from the potential that changes in an issuer's credit rating or credit perception may affect the value of financial instruments.

             The Company has several bond portfolios to fund reserves. The Company attempts to manage the interest rate risks related to its investment portfolios by actively managing the asset/liability duration of its investment portfolios. The overall goal of the investment portfolios is to support the ongoing operations of the Company's business units. The Company's philosophy is to actively manage assets to maximize total return over a multiple-year time horizon, subject to appropriate levels of risk. Each business unit will have additional requirements with respect to liquidity, current income and contribution to surplus. The Company manages these risks by setting risk tolerances, targeting asset-class allocations, diversifying among assets and asset characteristics, and using performance measurement and reporting.

             The Company uses a value-at-risk model to assess the market risk of its investments. The estimation of potential losses that could arise from changes in market conditions is typically accomplished through the use of statistical models which seek to predict risk of loss based on historical price and volatility patterns. The Company's measured value at risk for its investments from continuing operations, using a 95% confidence level, was approximately $3.4 million at December 31, 1998.

             The Company's calculated value-at-risk exposure represents an estimate of reasonably possible net losses that could be recognized on its investment portfolios assuming hypothetical movements in future market rates and are not necessarily indicative of actual results which may occur. It does not represent the maximum possible loss nor any expected loss that may occur, since actual future gains and losses will differ from those estimated, based upon actual fluctuations in market rates, operating exposures, and the timing thereof, and changes in the Company's investment portfolios during the year.

             The Company, however, believes that any loss incurred would be offset by the effects of interest rate movements on the respective liabilities, since these liabilities are affected by many of the same factors that affect asset performance; that is, economic activity, inflation and interest rates, as well as regional and industry factors.

             In addition, the Company has some interest rate market risk due to its borrowings. Notes payable, capital leases and other financing arrangements total $1,256 million and the related average interest rate is 6.30% (which interest rate is subject to change pursuant to the terms of the credit agreement). See a description of the credit facility under "Liquidity and Capital Resources." The table below presents the expected cash flows of market risk sensitive instruments at December 31, 1998. These cash flows include both expected principal and interest payments consistent with the terms of the outstanding debt as of December 31, 1998.


(Dollars in thousands)        Year 1      Year 2      Year 3      Year 4      Year 5      Beyond       Total
------------------------------------------------------------------------------------------------------------
Long-term Borrowings

  Fixed Rate                 $ 4,005     $13,049     $ 2,148  $    2,167      $2,186      $16,196  $   39,751

  Floating Rate               75,830      75,830      75,830   1,262,915          --           --   1,490,405
-------------------------------------------------------------------------------------------------------------
  Total                      $79,835     $88,879     $77,978  $1,265,082      $2,186      $16,196  $1,530,156
-------------------------------------------------------------------------------------------------------------

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF
FOUNDATION HEALTH SYSTEMS, INC.

      The Board of Directors of the Company addresses its oversight responsibility for the consolidated financial statements through its Audit Committee (the "Committee"). The Committee currently consists of
      Gov. George Deukmejian, Thomas T. Farley, Earl B. Fowler (Chairman) and Richard J. Stegemeier, each of whom is an independent outside director.

             In fulfilling its responsibilities in 1998, the Committee reviewed the overall scope of the independent auditors' audit plan and reviewed the independent auditors' non-audit services to the Company. The Committee also exercised oversight responsibilities over various financial and regulatory matters.

             The Committee's meetings are designed to facilitate open communication between the independent auditors and Committee members. To ensure auditor independence, the Committee meets privately with the independent auditors providing for full and free access to the Committee.


      /s/ Earl B. Fowler
      Earl B. Fowler, Chairman
      Audit Committee
      March 31, 1999


REPORT OF INDEPENDENT AUDITORS


      To the Board of Directors and Stockholders of Foundation Health Systems, Inc.
      Woodland Hills, California

      We have audited the accompanying consolidated balance sheets of Foundation Health Systems, Inc. and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

             We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

             In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Foundation Health Systems, Inc. and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


      /s/ Deloitte & Touche LLP

      Los Angeles, California
      March 31, 1999

CONSOLIDATED BALANCE SHEETS

Foundation Health Systems, Inc.


(Amounts in thousands)
December 31,                                                                                     1998             1997
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
ASSETS:
Current Assets:
  Cash and cash equivalents                                                                $  763,865       $  559,360
  Investments - available for sale                                                            525,082          553,001
  Premium receivables, net of allowance for
    doubtful accounts (1998 - $28,522; 1997 - $22,900)                                        230,157          224,383
  Amounts receivable under government contracts                                               321,411          272,060
  Deferred taxes                                                                              160,446          213,695
  Reinsurance and other receivables                                                           147,827          130,875
  Other assets                                                                                 91,096          188,606
  Net assets of discontinued operations                                                            --          267,713
----------------------------------------------------------------------------------------------------------------------
Total current assets                                                                        2,239,884        2,409,693
  Property and equipment, net                                                                 345,269          427,149
  Goodwill and other intangible assets, net                                                   977,910        1,044,727
  Other assets                                                                                366,478          194,781
----------------------------------------------------------------------------------------------------------------------
Total assets                                                                               $3,929,541       $4,076,350
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Reserves for claims and other settlements                                                $  961,399       $  967,815
  Unearned premiums                                                                           288,683          244,340
  Notes payable and capital leases                                                              1,760            3,593
  Amounts payable under government contracts                                                   69,792           78,441
  Accounts payable and other liabilities                                                      503,797          470,483
----------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                   1,825,431        1,764,672
  Notes payable and capital leases                                                          1,254,278        1,308,979
  Other liabilities                                                                           105,790          106,725
----------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                           3,185,499        3,180,376
----------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 12)

Stockholders' equity
  Preferred stock ($0.001 par value, 10,000 shares
    authorized, none issued and outstanding)                                                       --               --
  Class A common stock ($0.001 par value, 350,000
    shares authorized; issued 1998 - 120,362; 1997 - 114,449)                                     120              114
  Class B non-voting convertible common stock
    ($0.001 par value, 30,000 shares authorized;
    issued and outstanding 1998 - 5,048; 1997 - 10,298)                                             5               10
  Additional paid-in capital                                                                  641,820          628,611
  Treasury Class A common stock, at cost
    (1998 - 3,194 shares; 1997 - 3,194 shares)                                                (95,831)         (95,831)
  Accumulated other comprehensive loss                                                         (7,308)          (7,324)
  Retained earnings                                                                           205,236          370,394
----------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                    744,042          895,974
----------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                 $3,929,541       $4,076,350
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Foundation Health Systems, Inc.


(Amounts in thousands, except per share data)
Years Ended December 31,                                                            1998           1997           1996
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
REVENUES
  Health plan premiums                                                        $7,440,981     $5,829,444     $5,395,125
  Government contracts                                                           989,409        949,168        908,730
  Specialty services                                                             366,645        342,107        316,993
  Investment and other income                                                     99,041        114,300         88,392
----------------------------------------------------------------------------------------------------------------------
  Total revenues                                                               8,896,076      7,235,019      6,709,240
----------------------------------------------------------------------------------------------------------------------
EXPENSES
  Health plan services                                                         6,547,747      4,912,532      4,598,074
  Government contracts health care services                                      757,047        711,757        706,076
  Specialty services                                                             307,675        290,319        289,744
  Selling, general and administrative                                          1,042,556        851,826        859,996
  Amortization and depreciation                                                  128,093         98,353        112,916
  Interest                                                                        92,159         63,555         45,372
  Asset impairment, merger, restructuring and other charges                      274,953        395,925         44,108
----------------------------------------------------------------------------------------------------------------------
    Total expenses                                                             9,150,230      7,324,267      6,656,286
----------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes                    (254,154)       (89,248)        52,954
Income tax provision (benefit)                                                   (88,996)       (21,418)        14,124
----------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                                        (165,158)       (67,830)        38,830
Discontinued operations:
  Income (loss) from operations, net of tax                                           --        (30,409)        25,084
  Gain (loss) on disposition, net of tax                                              --        (88,845)        20,317
----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                             $ (165,158)    $ (187,084)    $   84,231
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings (loss) per share:
  Continuing operations                                                       $    (1.35)    $    (0.55)    $     0.31
  Income (loss) from discontinued operations, net of tax                              --          (0.25)          0.20
  Gain (loss) on disposition of discontinued operations, net of tax                   --          (0.72)          0.16
----------------------------------------------------------------------------------------------------------------------
Net                                                                           $    (1.35)    $    (1.52)    $     0.67
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding:
  Basic                                                                          121,974        123,333        124,453
  Diluted                                                                        121,974        123,333        124,966
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Foundation Health Systems, Inc.


(Amounts in thousands)
Years Ended December 31,                                                            1998           1997           1996
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                              $(165,158)     $(187,084)     $  84,231
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
    Amortization and depreciation                                                128,093         98,353        112,916
    Loss on disposal of United Kingdom operations                                     --         12,676             --
    Loss on early redemption of Senior Notes                                          --          9,586             --
    Impairment of assets                                                         193,966          8,456         14,963
    Other changes in net assets of discontinued operations                            --         (5,395)       (78,589)
    (Gain) loss on disposition of discontinued operations                             --         88,845        (20,317)
    (Income) loss from discontinued operations                                        --         30,409        (25,084)
    Other changes                                                                 15,041         (7,061)        (1,049)
Changes in assets and liabilities, net of effects of acquisitions:
  Premium receivable and unearned subscriber premiums                             38,569          3,105         35,941
  Other assets                                                                   (75,271)      (112,302)      (239,013)
  Amounts receivable/payable under government contracts                          (58,000)       (16,155)      (101,711)
  Reserves for claims and other settlements                                       (6,416)       (55,450)       165,695
  Accounts payable and accrued liabilities                                        30,043          6,145         45,351
----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                              100,867       (125,872)        (6,666)
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Sale or maturity of investments                                                  718,446        597,691        441,550
Purchase of investments                                                         (692,305)      (406,818)      (513,734)
Purchases of property and equipment                                             (147,782)      (131,669)       (95,751)
Proceeds from notes receivables                                                       --         93,011            825
Other                                                                             11,504          6,633        (17,784)
Sale of net assets of discontinued operations                                    257,100             --             --
Acquisition of businesses, net of cash acquired                                       --       (293,625)           108
----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                              146,963       (134,777)      (184,786)
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options and employee stock purchases              13,209         21,506         31,756
Proceeds from sale of stock                                                           --             --         95,828
Proceeds from issuance of notes payable and other financing arrangements         155,575        566,240        331,576
Repayment of debt and other non-current liabilities                             (212,109)      (144,341)        (4,939)
Stock repurchase                                                                      --       (111,334)      (105,418)
----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                              (43,325)       332,071        348,803
----------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                        204,505         71,422        157,351
Cash and cash equivalents, beginning of year                                     559,360        487,938        330,587
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                         $ 763,865      $ 559,360      $ 487,938
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

Foundation Health Systems, Inc.


(Amounts in thousands)
Years Ended December 31,                                                            1998           1997           1996
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOWS DISCLOSURE:
Interest paid                                                                   $ 85,981       $ 56,056       $ 43,337
Income taxes paid (refunded)                                                     (87,799)        (3,534)        65,698
----------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital lease obligations                                                       $  2,530       $  3,993       $    401
Notes and stocks received on sale of Medical Practices                                --             --        201,118
Transfer of investment as consideration for PACC acquisition                          --         14,310             --
Conversion of FOHP convertible debentures to equity                                1,197         70,654             --
Profit sharing plan shares issued                                                     --             --          4,558

ACQUISITION OF BUSINESSES:
  Fair value of assets acquired                                                       --       $849,487       $ 23,650
  Liabilities assumed                                                                 --        438,448         12,903
  Issuance of common stock                                                            --             --          6,631
----------------------------------------------------------------------------------------------------------------------
Cash paid for acquisitions                                                            --        411,039          4,116
Less cash acquired in acquisitions                                                    --        117,414          4,224
----------------------------------------------------------------------------------------------------------------------
Net cash paid for acquisitions                                                        --       $293,625       $   (108)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOUNDATION HEALTH SYSTEMS, INC.

                                                                     Common Stock
-------------------------------------------------------------------------------------------------------     Additional
                                                             Class A                      Class B              Paid-in
(Amounts in thousands)                               Shares         Amount         Shares        Amount        Capital
----------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1996                           97,505           $ 97        25,684           $ 26       $585,292
Comprehensive income:
  Net income
  Change in unrealized depreciation on
    investments, net
----------------------------------------------------------------------------------------------------------------------

  Total comprehensive income
----------------------------------------------------------------------------------------------------------------------
Issuance of common stock                              1,468              3                                       4,386
Retirement of treasury stock, net                      (878)            (2)                                       (704)
Exercise of stock options including
  related tax benefit                                 1,216              1                                      29,546
Employee stock purchase plan                            121                                                      2,576
Employee profit sharing plan                            166                                                      4,558
Sale of common stock                                  9,581             10        (6,386)            (7)        95,828
Purchase of treasury stock
----------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1996                        109,179            109        19,298             19        721,482
Comprehensive income:
  Net income
  Change in unrealized depreciation on
    investments, net
----------------------------------------------------------------------------------------------------------------------

  Total comprehensive income
----------------------------------------------------------------------------------------------------------------------

Redemption of common stock                                                        (4,550)            (4)      (111,330)
Retirement of treasury stock, net                      (130)                                                    (3,047)
Exercise of stock options including
  related tax benefit                                   842                                                     19,310
Conversion of Class B to Class A                      4,450              5        (4,450)            (5)
Employee stock purchase plan                            108                                                      2,196
----------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1997                        114,449            114        10,298             10        628,611
Comprehensive income:
  Net income
  Change in unrealized depreciation on
    investments, net
----------------------------------------------------------------------------------------------------------------------

  Total comprehensive income
----------------------------------------------------------------------------------------------------------------------
Exercise of stock options including
  related tax benefit                                   497              1                                       9,584
Conversion of Class B to Class A                      5,250              5        (5,250)            (5)
Employee stock purchase plan                            166                                                      3,625
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                        120,362           $120         5,048            $ 5      $ 641,820
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOUNDATION HEALTH SYSTEMS, INC.

                                                         Common Stock                         Accumulated
                                                       Held in Treasury                             Other
                                                    -----------------------     Retained    Comprehensive
(Amounts in thousands)                               Shares         Amount      Earnings    Income (Loss)          Total

------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1996                             (130)      $ (3,047)    $ 482,129         $  3,757     $1,068,254
Comprehensive income:
  Net income                                                                      84,231                          84,231
  Change in unrealized depreciation on
    investments, net                                                                                 (556)          (556)
------------------------------------------------------------------------------------------------------------------------

  Total comprehensive income                                                      84,231             (556)        83,675
------------------------------------------------------------------------------------------------------------------------
Issuance of common stock                                                                                           4,389
Retirement of treasury stock, net                       878          9,588        (8,882)                            --
Exercise of stock options including
  related tax benefit                                                                                             29,547
Employee stock purchase plan                                                                                       2,576
Employee profit sharing plan                                                                                       4,558
Sale of common stock                                                                                              95,831
Purchase of treasury stock                           (4,072)      (105,419)                                     (105,419)
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                         (3,324)       (98,878)      557,478            3,201      1,183,411
Comprehensive income:
  Net income                                                                    (187,084)                       (187,084)
  Change in unrealized depreciation on
    investments, net                                                                              (10,525)       (10,525)
------------------------------------------------------------------------------------------------------------------------

  Total comprehensive income                                                    (187,084)         (10,525)      (197,609)
------------------------------------------------------------------------------------------------------------------------
Redemption of common stock                                                                                      (111,334)
Retirement of treasury stock, net                       130          3,047                                           --
Exercise of stock options including
  related tax benefit                                                                                             19,310
Conversion of Class B to Class A                                                                                      --
Employee stock purchase plan                                                                                       2,196
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                         (3,194)       (95,831)      370,394           (7,324)       895,974
Comprehensive income:
  Net income                                                                    (165,158)                       (165,158)
  Change in unrealized depreciation on
    investments, net                                                                                   16             16
------------------------------------------------------------------------------------------------------------------------

  Total comprehensive income                                                    (165,158)              16       (165,142)
------------------------------------------------------------------------------------------------------------------------
Exercise of stock options including
  related tax benefit                                                                                              9,585
Conversion of Class B to Class A                                                                                      --
Employee stock purchase plan                                                                                       3,625
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                         (3,194)     $ (95,831)    $ 205,236         $ (7,308)     $ 744,042
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996

NOTE 1 - DESCRIPTION OF BUSINESS

      The current operations of Foundation Health Systems, Inc. (the "Company" or "FHS") are a result of the April 1, 1997 merger transaction (the "FHS Combination") involving Health Systems International, Inc. ("HSI") and Foundation Health Corporation ("FHC"). Pursuant to the FHS Combination, FH Acquisition Corp., a wholly owned subsidiary of HSI ("Merger Sub"), merged with and into FHC and FHC survived as a wholly-owned subsidiary of HSI, which changed its name to "Foundation Health Systems, Inc." and thereby became the Company. Pursuant to the Agreement and Plan of Merger (the "Merger Agreement") that evidenced the FHS Combination, FHC stockholders received 1.3 shares of the Company's Class A Common Stock for every share of FHC common stock held, resulting in the issuance of approximately 76.7 million shares of the Company's Class A Common Stock to FHC stockholders. The shares of the Company's Class A Common Stock issued to FHC's stockholders in the FHS Combination constituted approximately 61% of the outstanding stock of the Company after the FHS Combination and the shares held by the Company's stockholders prior to the FHS Combination (i.e., the prior stockholders of HSI) constituted approximately 39% of the outstanding stock of the Company after the FHS Combination.

             The FHS Combination was accounted for as a pooling of interests for accounting and financial reporting purposes. The pooling of interests method of accounting is intended to present, as a single interest, two or more common stockholder interests which were previously independent and assumes that the combining companies have been merged from inception. Consequently, the Company's consolidated financial statements have been prepared and/or restated as though HSI and FHC always had been combined. Although prior to the FHS Combination FHC reported on a fiscal year ended June 30 basis, the consolidated financial statements have been restated to reflect the Company's calendar year basis.

             The consolidated financial statements give retroactive effect to the FHS combination which was accounted for as a pooling of interests and to the sale of the Company's workers' compensation business which was accounted for as discontinued operations (see Note 3).

      CONTINUING OPERATIONS

      The Company is an integrated managed care organization which administers the delivery of managed health care services. Continuing operations consist of two segments: Health Plan Services and Government Contracts/Specialty Services. Through its subsidiaries, the Company offers group, individual, Medicaid and Medicare health maintenance organization ("HMO") and preferred provider organization ("PPO") plans; government sponsored managed care plans; and managed care products related to administration and cost containment, behavioral health, dental, vision and pharmaceutical products and other services.

             The Health Plan Services segment consists of HMOs organized into four operational divisions located in the following geographic regions: the California Division, the Northeast Division, the Central Division, and the Arizona Division. These health plans are located in Arizona, California, Colorado, Connecticut, Florida, Idaho, Louisiana, New Jersey, New Mexico, New York, Ohio, Oklahoma, Oregon, Pennsylvania, Texas, Utah, Washington, and West Virginia. The Company's health plans provide a wide range of managed health care services throughout the United States with approximately 4.2 million at-risk and administrative services only members. The Company's commercial HMO subsidiaries contract to provide medical care services to a defined, enrolled population for a predetermined, prepaid monthly fee for group, Medicaid, individual and Medicare HMO plans throughout their respective service areas. All of the HMOs are state licensed and some are also federally qualified. The Company also operates PPO networks which provide access to health care services and owns six health and life insurance companies licensed to sell insurance throughout the United States.

             The Government Contracts/Specialty Services segment administers large, multi-year managed care government contracts. This segment subcontracts to affiliated and unrelated third parties the administration and health care risk of parts of these contracts and currently administers health care programs covering 1.6 million eligible individuals under the Civilian Health and Medical Program of the Uniformed Services ("CHAMPUS") through the TRICARE program. Currently, there are three TRICARE contracts that cover Alaska, Arkansas, California, Hawaii, Oklahoma, Oregon, Texas, and Washington, and parts of Arizona, Idaho and Louisiana. This segment also offers behavioral health, dental, vision, and pharmaceutical products and services as well as managed care products related to bill review, administration and cost containment for hospitals, health plans and other entities.

      DISCONTINUED OPERATIONS

      The consolidated financial statements give retroactive effect to the following (see Note 3):

             WORKERS' COMPENSATION INSURANCE SEGMENT - In December 1997, the Company revised its strategy of maintaining a presence in the workers' compensation insurance business and adopted a formal plan to discontinue and sell this segment through divestiture of its workers' compensation insurance subsidiaries. The Company completed its sale of this segment on December 10, 1998.

             PHYSICIAN PRACTICE MANAGEMENT SEGMENT - On June 28, 1996 the Company executed a Stock and Note Purchase Agreement with FPA Medical Management, Inc. ("FPA"), a national health care management services organization, for the purchase by FPA of the Company's physician practice management subsidiary and affiliated physician-owned medical practices (collectively, the "Medical Practices"). The transaction was consummated in November 1996.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      CONSOLIDATION AND BASIS OF PRESENTATION

      The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation except for transactions between the Company's continuing operations subsidiaries and the discontinued operations segments discussed in Note 3. The accompanying consolidated financial statements have been restated for the FHS Combination accounted for as a pooling of interests and for the discontinued operations as discussed in Note 1.

      RECLASSIFICATIONS

      Certain amounts in the 1997 and 1996 consolidated financial statements and notes have been reclassified to conform to the 1998 presentation.

      REVENUE RECOGNITION

      Health plan services premium revenues include HMO and PPO premiums from employer groups and individuals and from Medicare recipients who have purchased supplemental benefit coverage, which premiums are based on a predetermined prepaid fee, Medicaid revenues based on multi-year contracts to provide care to Medicaid recipients, and revenue under Medicare risk contracts to provide care to enrolled Medicare recipients. Revenue is recognized in the month in which the related enrollees are entitled to health care services. Premiums collected in advance are recorded as unearned premiums.

             Government contracts revenues are recognized in the month in which the eligible beneficiaries are entitled to health care services. Government contracts also contain cost and performance incentive provisions which adjust the contract price based on actual performance, and revenue under contracts is subject to price adjustments attributable to inflation and other factors. The effects of these adjustments are recognized on a monthly basis, although the final determination of these amounts could extend significantly beyond the period during which the services were provided. Amounts receivable under government contracts are comprised primarily of estimated amounts receivable under these cost and performance incentive provisions, price adjustments, and change orders for services not originally specified in the contracts.

             Specialty services revenues are recognized in the month in which the administrative services are performed or the period that coverage for services is provided.

      HEALTH CARE EXPENSES

      The cost of health care services is recognized in the period in which services are provided and includes an estimate of the cost of services which have been incurred but not yet reported. Such costs include payments to primary care physicians, specialists, hospitals, outpatient care facilities and the costs associated with managing the extent of such care. The estimate for reserves for claims and other settlements is based on actuarial projections of health care costs using historical studies of claims paid. Estimates are continually monitored and reviewed and, as settlements are made or estimates adjusted, differences are reflected in current operations. Such estimates are subject to the impact of changes in the regulatory environment and economic conditions. Given the inherent variability of such estimates, the actual liability could differ significantly from the amounts provided. While the ultimate amount of claims and losses paid are dependent on future developments, management is of the opinion that the reserves for claims and other settlements are adequate to cover such claims and losses. These liabilities are reduced by estimated amounts recoverable from third parties for subrogation.

             The Company generally contracts with various medical groups to provide professional care to certain of its members on a capitation, or fixed per member per month fee basis. Capitation contracts generally include a provision for stop-loss and non-capitated services for which the Company is liable. Professional capitated contracts also generally contain provisions for shared risk, whereby the

      Company and the medical groups share in the variance between actual costs and predetermined goals. Additionally, the Company contracts with certain hospitals to provide hospital care to enrolled members on a capitation basis. The HMOs also contract with hospitals, physicians and other providers of health care, pursuant to discounted fee-for-service arrangements, hospital per diems, and case rates under which providers bill the HMOs for each individual service provided to enrollees.

      CASH AND CASH EQUIVALENTS

      Cash equivalents include all liquid investments with a maturity of three months or less when purchased.

             The Company and its consolidated subsidiaries are required to set aside certain funds for restricted purposes pursuant to regulatory requirements. As of December 31, 1998 and 1997, cash and cash equivalent balances of $65.5 million and $37.9 million, respectively, are restricted and included in other noncurrent assets.

      INVESTMENTS

      Investments classified as available for sale are reported at fair value based on quoted market prices, with unrealized gains and losses excluded from earnings and reported as other comprehensive income, net of income tax effects. The cost of investments sold is determined in accordance with the specific identification method and realized gains and losses are included in investment income.

             Certain debt investments are held by trustees or agencies pursuant to state regulatory requirements. Such investments which are classified as held to maturity are carried at an amortized cost of $61.8 million in 1998 and $14.6 million in 1997 and are included in other noncurrent assets (see
      Note 11). Market values approximate carrying value at December 31, 1998 and 1997.

      REVENUES RELATED TO GOVERNMENT CONTRACTS

      Amounts receivable or payable under government contracts are based on three TRICARE contracts in five regions which include both amounts billed (net receivables of $75.0 million and $108.8 million at December 31, 1998 and 1997, respectively) and estimates for amounts to be received under cost and performance incentive provisions, price adjustments and change orders for services not originally specified in the contracts. Such estimates are determined based on information available as well as historical performance. Differences, which may be material, between the amounts estimated and final amounts collected are recorded in the period when determined.

             Additionally, the reserves for claims and other settlements include approximately $162.4 million and $204.8 million relating to health care services provided under these contracts as of December 31, 1998 and 1997, respectively.

      PROPERTY AND EQUIPMENT

      Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the lesser of estimated useful lives of the various classes of assets or the lease term. The useful life for buildings and improvements is estimated at 40 years, and the useful lives for furniture, equipment and software range from three to eight years (see Note 5).

             Expenditures for maintenance and repairs are expensed as incurred. Major improvements which increase the estimated useful life of an asset are capitalized. Upon the sale or retirement of assets, the recorded cost and the related accumulated depreciation are removed from the accounts, and any gain or loss on disposal is reflected in operations.

      GOODWILL AND OTHER INTANGIBLE ASSETS

      Goodwill and other intangible assets arise primarily as a result of various business acquisitions and consist of identifiable intangible assets acquired and the excess of the cost of the acquisitions over the tangible and intangible assets acquired (goodwill). Other intangible assets consist of the value of employer group contracts and provider networks. Goodwill and other intangible assets are amortized using the straight-line method over the estimated lives of the related assets listed below. Fully amortized goodwill and other intangible assets and the related accumulated amortization are removed from the accounts. The Company evaluates the carrying value of its goodwill and other intangible assets periodically based on estimated fair value or undiscounted operating cash flows whenever significant events or changes occur which might impair recovery of recorded costs. In such circumstances, recorded costs of the assets are written down to estimated fair value when recorded costs, prior to impairment, are higher. Impairment charges for goodwill in 1998 amounted to $30.0 million (see Note 15).

             Goodwill and other intangible assets consisted of the following at December 31, 1998 (dollars in thousands):

                                                      Accumulated                      Amortization
                                               Cost  Amortization    Net Balance             Period
---------------------------------------------------------------------------------------------------
Goodwill                                 $1,029,301      $136,088      $ 893,213        27-40 years
Provider network                             23,987         9,716         14,271         5-20 years
Employer group contracts                    138,323        90,828         47,495        11-22 years
Other                                        50,540        27,609         22,931         4-15 years
--------------------------------------------------------------------------------
Total                                    $1,242,151      $264,241      $ 977,910
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

             Goodwill and other intangible assets consisted of the following at December 31, 1997 (dollars in thousands):

                                                      Accumulated                      Amortization
                                               Cost  Amortization    Net Balance             Period
---------------------------------------------------------------------------------------------------
Goodwill                                 $1,026,992      $ 78,339      $ 948,653        27-40 years
Provider network                             20,686         4,864         15,822         5-20 years
Employer group contracts                    138,323        80,660         57,663        11-22 years
Other                                        50,836        28,247         22,589        4-15 years
--------------------------------------------------------------------------------
Total                                    $1,236,837      $192,110     $1,044,727
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


             Amortization expense on goodwill and other intangible assets, excluding the 1998 asset impairment charge of $30.0 million, was $42.3 million, $40.3 million and $45.2 million for the years ended December 31, 1998, 1997 and 1996, respectively.

      CONCENTRATIONS OF CREDIT RISK

      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, investments and premiums receivable. All cash equivalents and investments are managed within established guidelines which limit the amounts which may be invested with one issuer. Concentrations of credit risk with respect to premium receivables are limited due to the large number of payers comprising the Company's customer base. The Company's ten largest employer groups accounted for 17% and 36% of receivables and 12% and 16% of premium revenue as of December 31, 1998 and 1997, respectively, and for the years then ended.

      EARNINGS PER SHARE

      The Company adopted in 1997, Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." As required by SFAS No. 128, basic EPS excludes dilution and reflects income divided by the weighted average shares of common stock outstanding during the periods presented. Diluted EPS is based upon the weighted average shares of common stock and dilutive common stock equivalents (stock options) outstanding during the periods presented; no adjustment to income was required. Common stock equivalents arising from dilutive stock options are computed using the treasury stock method, and in 1996 amounted to 513,000 shares. Such shares amounting to 207,000 and 488,000 were anti-dilutive in 1998 and 1997, respectively.

             Options to purchase an aggregate of 13.4 million, 9.6 million and
      4.1 million shares of common stock during 1998, 1997 and 1996, respectively, were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common stock. These options expire through December 2007.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Principal areas requiring the use of estimates include the determination of allowances for doubtful accounts, reserves for claims and other settlements, reserves for professional and general liabilities, amounts receivable or payable under government contracts, remaining reserves for restructuring and other charges, and net realizable values for assets where impairment charges have been recorded.

      FAIR VALUE OF FINANCIAL INSTRUMENTS

      The estimated fair value amounts of cash equivalents, investments available for sale and notes payable approximate their carrying amounts in the financial statements and have been determined by the Company using available market information and appropriate valuation methodologies. The carrying amounts of cash equivalents approximate fair value due to the short maturity of those instruments. The fair values of investments are estimated based on quoted market prices and dealer quotes for similar investments. The fair value of notes payable is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt with the same remaining maturities. Considerable judgment is required to develop estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts the Company could have realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

             The fair value estimates are based on pertinent information available to management as of December 31, 1998 and 1997. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and therefore, current estimates of fair value may differ significantly.

      STOCK-BASED COMPENSATION

      The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As permitted under SFAS 123, the Company has elected to continue accounting for stock-based compensation under the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, compensation cost for stock options is measured at the date of grant as the excess, if any, of the quoted market price of the Company's stock over the exercise price of the option (see Note 7).

      COMPREHENSIVE INCOME

      Effective January 1, 1998, the Company adopted SFAS No. 130 "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and presenting comprehensive income and its components. Comprehensive income includes all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income and net unrealized appreciation (depreciation), after tax, on investments available for sale.

             The adoption of SFAS 130 had no impact on total stockholders' equity. Accumulated other comprehensive income at December 31, 1998, 1997 and 1996 consisted entirely of unrealized gains (losses), net of income taxes. The changes in unrealized gains (losses) during each of the three years ended December 31, 1998 include reclassification adjustments for gains (losses) realized in net income relating to unrealized gains (losses) previously recognized. Such reclassification adjustments net of income tax, are not material to the financial statements.

      RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. Management does not anticipate that the adoption of SFAS 133 will have a significant effect on the financial position of the Company or its results of operations.

             The American Institute of Certified Public Accountants issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SOP 97-3") in December 1997, Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") in March 1998 and Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") in April 1998, all of which are effective for the Company's 1999 financial statements. SOP 97-3 provides guidance for determining when an insurance company or other enterprises should recognize a liability for guaranty-fund assessments and guidance for measuring the liability. SOP 98-1 requires certain computer software and related costs for internal use to be capitalized and amortized. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The adoption of SOP 97-3 and SOP 98-1 is not expected to have a significant effect on the financial position of the Company or its results of operations. The initial application of SOP 98-5 in the first quarter of 1999 will result in a charge of approximately $10 million before income taxes representing the write-off of existing start-up and organization costs which will be reported as a cumulative effect of a change in accounting principle.

NOTE 3 - ACQUISITIONS AND DISPOSITIONS

      The following summarizes acquisitions, strategic investments, and dispositions by the Company during the three years ended December 31, 1998.

      1998 TRANSACTIONS

      WORKERS' COMPENSATION - In December 1997, the Company adopted a formal plan to sell its workers' compensation segment which was accounted for as discontinued operations. On December 10, 1998, the Company completed the sale of the workers' compensation segment. The net assets sold consisted primarily of investments, premiums and reinsurance receivables, and reserves for claims. The selling price was $257.1 million in cash.

             Total revenues for the workers' compensation segment amounted to $560.9 million and $518.7 million in 1997 and 1996, respectively. Net income (loss) amounted to a $30.4 million loss in 1997 and income of $22.2 million in 1996 after applicable income tax benefits of $32.7 million and expense of $1.2 million, respectively.

             In December 1997, the Company estimated that the loss on the disposal of the workers' compensation segment would approximate $99.0 million (net of income tax benefit of $21.0 million) which included an anticipated loss from operations during the phase-out period from December 1997 through the date of disposal. The pre-tax loss in 1998 was an additional $30.2 million. This was offset by an increase in the rate of the tax benefit of the transaction to 35%. Accordingly, the accompanying statement of operations for the year ended December 31, 1998 does not reflect any additional net gain or loss from the disposition.

             LOUISIANA, OKLAHOMA, AND TEXAS - In November 1998, the Company entered into a definitive agreement to sell its health plan subsidiaries in Louisiana, Oklahoma and Texas. The transaction is subject to various closing conditions, including the receipt of all necessary regulatory approvals and certain financial contingencies, and is expected to close in the first half of 1999. Impairment charges recorded in 1998 include a write down of the carrying value of these plans to their expected net realizable value.

             CALL CENTER OPERATIONS - In December 1998, the Company sold the clinical algorithms used in its call center operations for $36.3 million in cash, net of transaction costs, and recorded a gain of $1.2 million. In addition, the Company entered into a long-term services agreement with the buyer to provide such services to its members for a period of ten years.

      1997 TRANSACTIONS

      ADVANTAGE HEALTH - On April 1, 1997, the Company completed the acquisition of Advantage Health, a group of managed health care companies based in Pittsburgh, Pennsylvania, for $12.5 million in cash. The acquisition was recorded using purchase accounting and the excess of the purchase price over the fair value of the net liabilities assumed of $19.7 million was recorded as goodwill. In December 1998, the Company adjusted the carrying value of the goodwill to its estimated fair value (see Note 15). Advantage Health remains a party to long-term provider agreements with the seller.

             PACC - On October 22, 1997, effective October 1, 1997, the Company completed the acquisitions of PACC HMO and PACC Health Plans (collectively, "PACC"), which are managed health care companies based near Portland, Oregon, for a purchase price of approximately $43.7 million in cash. The acquisition was recorded using purchase accounting and the excess of the purchase price over the fair value of the assets acquired was recorded as goodwill. The goodwill, in the amount of $32.2 million, is being amortized on a straight-line basis over 40 years.

             FOHP - On April 30, 1997, the Company made a $51.7 million investment in FOHP, Inc. ("FOHP"). FOHP was owned by physicians, hospitals and other health care providers and was the sole shareholder of First Option Health Plan of New Jersey, Inc. ("FOHP-NJ"), a managed health care company. The Company's initial investment was in the form of FOHP debentures convertible into up to 71 percent of FOHP's outstanding equity at the Company's discretion. As of December 1, 1997, the Company converted these initial FOHP debentures into 71 percent of FOHP's equity. Additionally, effective December 8, 1997, FOHP issued an additional $29.0 million of convertible debentures to the Company which immediately converted approximately $18.9 million of these debentures into an additional 27 percent of FOHP's outstanding equity increasing FHS' equity holding in FOHP to approximately 98 percent. Goodwill of $107.7 million was recorded as a result of these transactions and is being amortized on a straight-line basis over 40 years. On December 31, 1997, the Company purchased nonconvertible debentures in the amount of $24 million from FOHP. On December 31, 1998, the Company converted approximately $1.2 million of its remaining principal amount of convertible debentures of FOHP into common stock of FOHP. As a result, the Company now owns approximately 99.6% of the outstanding equity of FOHP. The Company is currently in the process of consummating the purchase of the remaining minority interest in FOHP.

             PHYSICIANS HEALTH SERVICES - On December 31, 1997, the Company completed the acquisition of Physicians Health Services, Inc. ("PHS"), a group of managed health care companies based in Shelton, Connecticut. The Company paid approximately $265 million for the approximately nine million PHS shares then outstanding and caused PHS to cash-out approximately $6 million in PHS employee stock options as part of the acquisition. The acquisition has been recorded using purchase accounting and the excess of the purchase price over the fair value of the assets acquired was recorded as goodwill. The goodwill, in the amount of $218.9 million, is being amortized on a straightline basis over 40 years.

             CHRISTIANIA GENERAL INSURANCE CORPORATION - On May 14, 1997, the Business Insurance Group, Inc., a subsidiary of the Company, acquired the Christiania General Insurance Corporation of New York ("CGIC") for $12.7 million in cash. The acquisition has been recorded using purchase accounting and the excess of the purchase price over the fair value of the assets acquired was recorded as goodwill. The goodwill, in the amount of $5.2 million, was being amortized on a straightline basis over 20 years. As previously discussed, the workers' compensation segment is reported as discontinued operations and includes CGIC. The remaining goodwill was reflected in the calculation of the net loss on the sale of this segment.

             The following table reflects unaudited pro forma combined results of operations of the Company and Advantage Health, PACC, FOHP, PHS, and CGIC on the basis that the acquisitions had taken place at the beginning of each year ended December 31 (in thousands, except per share data):

                                                           1997                1996
-----------------------------------------------------------------------------------
Total revenues                                      $ 8,373,830         $ 7,593,247
Loss from continuing operations                        (176,589)             (1,890)
Net income (loss)                                      (295,746)             45,570
Basic and diluted earnings (loss) per share:
    Continuing operations                                 (1.43)              (0.02)
    Net                                                   (2.39)               0.37
-----------------------------------------------------------------------------------


      1996 TRANSACTIONS

      MANAGED HEALTH NETWORK - In March 1996, the Company issued stock for Managed Health Network, Inc. and its subsidiaries (collectively "MHN"), a privately held company providing employee assistance and managed behavioral health programs in a pooling of interests transaction valued at approximately $45 million.

             PHYSICIAN PRACTICE MANAGEMENT COMPANIES - On June 28, 1996, the Company and the sole shareholder of the Medical Practices executed a Stock and Note Purchase Agreement whereby the Company sold all the outstanding stock of its management services organization and the sole shareholder sold all of the outstanding stock of the holding company for the Medical Practices to FPA. The aggregate consideration consisted of $2 million cash, $75 million of FPA common stock, a $22 million bridge note receivable and $104 million of Medical Practices' notes payable to the Company which were assumed by FPA. During the year ended December 31, 1997, the FPA common stock was sold and the notes receivable were repaid by FPA.

             The transaction was consummated in November 1996 and the Company recognized a gain on sale of $20.3 million, net of $17.6 million of taxes, during the quarter ended December 31, 1996. During the year ended December 31, 1997, the Company recognized an additional $10.1 million gain on sale, net of $2.8 million of taxes, based on the final settlement of certain contractual provisions related to the disposition of the Medical Practices.

             During January and June of 1996, the Company completed the sale of its affiliated independent practice associations ("IPAs") in California, Florida and Arizona to FPA for total consideration of $30 million in cash and notes. Gains of $10.8 million were recognized by the Company during the year ended December 31, 1996 and are included in income from discontinued operations.

             This segment was accounted for as discontinued operations in 1996. Total revenues (unaudited) for the eleven-month period ended November 30, 1996 were $153.5 million (before intercompany eliminations of $129.5 million) with corresponding net losses from operations of $44.7 million after a tax benefit of $32.4 million. After considering the losses previously accrued, the net income from discontinued operations was $2.9 million.

NOTE 4 - INVESTMENTS

      As of December 31, the amortized cost, gross unrealized holding gains and losses and fair value of the Company's available-for-sale investments were as follows (in thousands):

                                                                                        1998
------------------------------------------------------------------------------------------------------------------------
                                                                                   Gross         Gross
                                                                              Unrealized    Unrealized
                                                                Amortized        Holding       Holding              Fair
                                                                     Cost          Gains        Losses             Value
------------------------------------------------------------------------------------------------------------------------
Asset-backed securities                                          $135,819         $2,120         $ (39)         $137,900
U.S. government and agencies                                       59,527          1,385           (48)           60,864
Obligations of states and other political subdivisions            181,464          2,964           (17)          184,411
Corporate debt securities                                          57,468          1,539           (36)           58,971
Equity securities                                                  27,103             --       (18,762)            8,341
Other securities                                                   74,409            209           (23)           74,595
------------------------------------------------------------------------------------------------------------------------
                                                                 $535,790         $8,217      $(18,925)         $525,082
------------------------------------------------------------------------------------------------------------------------

                                                                                        1997
------------------------------------------------------------------------------------------------------------------------
                                                                                   Gross         Gross
                                                                              Unrealized    Unrealized
                                                                Amortized        Holding       Holding              Fair
                                                                     Cost          Gains        Losses             Value
------------------------------------------------------------------------------------------------------------------------
Asset-backed securities                                          $122,313         $  901      $ (1,537)         $121,677
U.S. government and agencies                                       88,468            808          (269)           89,007
Obligations of states and other political subdivisions            184,399          1,742          (144)          185,997
Corporate debt securities                                          73,521            704          (122)           74,103
Equity securities                                                  27,943             --       (12,871)           15,072
Other securities                                                   67,087             58            --            67,145
------------------------------------------------------------------------------------------------------------------------
                                                                 $563,731         $4,213      $(14,943)         $553,001
------------------------------------------------------------------------------------------------------------------------

             At December 31, 1998, the contractual maturities of the Company's available-for-sale investments were as follows (in thousands):

                                                             Estimated
                                                  Cost      Fair Value
----------------------------------------------------------------------
Due in one year or less                       $104,855        $105,144
Due after one year through five years          170,234         173,512
Due after five years through ten years          61,541          63,490
Due after ten years                             36,238          36,695
----------------------------------------------------------------------
                                               372,868         378,841
Asset-backed securities                        135,819         137,900
Equity securities                               27,103           8,341
----------------------------------------------------------------------
Total available for sale                      $535,790        $525,082
----------------------------------------------------------------------

             Proceeds from sales and maturities of investments available for sale during 1998 were $718.4 million, resulting in realized gains and losses of $3.6 million and $0.3 million, respectively. Proceeds from sales and maturities of investments available for sale during 1997 were $597.7 million, resulting in realized gains and losses of $4.7 million and $0.1 million, respectively. Proceeds from sales and maturities of investments available for sale during 1996 were $441.6 million, resulting in realized gains and losses of $2.5 million and $0.3 million, respectively.

NOTE 5 - PROPERTY AND EQUIPMENT

      Property and equipment comprised the following at December 31 (amounts in thousands):

                                         1998        1997
---------------------------------------------------------
Land                                 $ 25,195    $ 28,302
Construction in progress               17,824      19,472
Buildings and improvements            157,056     159,571
Furniture, equipment and software     533,897     526,781
---------------------------------------------------------
                                      733,972     734,126
Less accumulated depreciation         388,703     306,977
---------------------------------------------------------
                                     $345,269    $427,149
---------------------------------------------------------

             Depreciation expense on property and equipment was $85.8 million, $58.1 million and $67.7 million for the years ended December 31, 1998, 1997 and 1996. Impairment charges in 1998 amounted to $61.2 million (see
      Note 15).

NOTE 6 - NOTES PAYABLE, CAPITAL LEASES AND OTHER FINANCING ARRANGEMENTS

      Notes payable, capital leases and other financing arrangements comprised the following at December 31 (amounts in thousands):

                                                                                                     1998           1997
------------------------------------------------------------------------------------------------------------------------
Revolving credit facility, variable interest at LIBOR plus 1.50% at
  December 31, 1998, unsecured                                                                 $1,225,000     $1,265,000
Note payable, due December 2000, interest at 7.95%, unsecured                                      10,500         22,500
Note payable to the California Wellness Foundation, due quarterly with a balloon payment due 2006, variable interest of 2.5% above 3 year Treasury Note auction rate, 8.16% and 10.27% at
  December 31, 1998 and 1997, respectively, secured by a cash collateral pledge                    17,646         18,754
Capital leases and other notes payable                                                              2,892          6,318
------------------------------------------------------------------------------------------------------------------------
Total notes payable and capital leases                                                          1,256,038      1,312,572
Less notes payable and capital leases - current portion                                             1,760          3,593
------------------------------------------------------------------------------------------------------------------------
Notes payable and capital leases - noncurrent portion                                          $1,254,278     $1,308,979
------------------------------------------------------------------------------------------------------------------------

      REVOLVING CREDIT FACILITY

      The Company established in July 1997, a $1.5 billion credit facility (the "Credit Facility") with Bank of America [as Administrative Agent for the Lenders thereto, as amended in April, July and November 1998 and March 1999 (the "Amendments")]. All previous revolving credit facilities were terminated and rolled into the Credit Facility. At the election of the Company, and subject to customary covenants, loans are initiated on a bid or committed basis and carry interest at offshore or domestic rates, at the applicable LIBOR Rate plus margin or the bank reference rate. Actual rates on borrowings under the Credit Facility vary, based on competitive bids and the Company's unsecured credit rating at the time of the borrowing (6.19% and 5.98% at December 31, 1998 and 1997, respectively). Under the Amendments, the Company's public issuer rating becomes the exclusive means of setting the facility fee and borrowing rates under the Credit Facility. In addition, certain covenants including financial covenants were amended. The Credit Facility is available for five years, until July 2002, but it may be extended under certain circumstances for two additional years. The weighted average annual interest rate on the Company's notes payable and capital leases was approximately 6.30%, 6.24% and 6.39% for the years ended December 31, 1998, 1997 and 1996. The maximum amount outstanding under the Credit Facility during 1998 was $1.39 billion.

             As of December 31, 1998, the Company was in compliance with the financial covenants of the Credit Facility, as amended in March 1999.

             Scheduled principal repayments on notes payable, capital leases and other financing arrangements for the next five years are as follows (in thousands):

1999                                           $    1,760
2000                                               11,282
2001                                                  865
2002                                            1,225,958
2003                                                1,060
Thereafter                                         15,113
---------------------------------------------------------
Total notes payable and capital leases         $1,256,038
---------------------------------------------------------

NOTE 7 - STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

      The Company has various Stock Option plans which cover certain employees, officers and non-employee directors, and employee stock purchase plans under which substantially all full-time employees of the Company are eligible to participate. The stockholders have approved all of these plans except for the 1998 Stock Option Plan which was adopted by the Company's Board of Directors.

             Under the 1989, 1990, 1991, 1992, 1993, 1997 and 1998 employee stock option plans and the non-employee director stock option plan, the Company grants options at prices at or above the fair market value of the stock on the date of grant. The options carry a maximum term of up to 10 years and in general vest ratably over three to five years. The Company has reserved a total of 23.2 million shares of its Class A Common Stock for issuance under the stock option plans.

             Under the 1997 Employee Stock Purchase plans, the Company provides employees with the opportunity to purchase stock through payroll deductions. Eligible employees may purchase on a monthly basis the Company's Class A Common Stock at 85% of the lower of the market price on either the first or last day of each month.

             Stock option activity and weighted average exercise prices for the years ended December 31 is presented below:

                                                 1998                          1997                         1996
---------------------------------------------------------------------------------------------------------------------------
                                                         Weighted                     Weighted                     Weighted
                                                          Average                      Average                      Average
                                         Number of       Exercise      Number of      Exercise      Number of      Exercise
                                           Options          Price        Options         Price        Options         Price
---------------------------------------------------------------------------------------------------------------------------
Outstanding at January 1                 9,636,831         $29.94      7,051,940        $27.75      6,519,232        $24.44
Granted                                  8,021,018          14.05      3,912,040         32.18      2,338,031         32.50
Exercised                                 (514,064)         18.64       (830,021)        22.66     (1,237,312)        19.52
Canceled                                (3,725,312)         30.28       (497,128)        28.61       (568,011)        27.32
---------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31              13,418,473         $20.87      9,636,831        $29.94      7,051,940        $27.75
---------------------------------------------------------------------------------------------------------------------------
Exercisable at December 31               4,140,362                     5,116,533                    4,640,576
---------------------------------------------------------------------------------------------------------------------------

             The following table summarizes the weighted average exercise price and weighted average remaining contractual life for significant option groups outstanding at December 31, 1998:

                                              Options Outstanding                                Options Exercisable
------------------------------------------------------------------------------------------------------------------------
                                            Weighted Average           Weighted                                 Weighted
             Range of         Number of            Remaining            Average           Number of              Average
      Exercise Prices           Options     Contractual Life     Exercise Price             Options       Exercise Price
------------------------------------------------------------------------------------------------------------------------
        $9.88 - $12.25          507,338           9.69 years             $11.88              10,338               $11.66
        12.57 -  12.94        6,570,228           6.07 years              12.94              11,576                12.61
        13.50 -  32.50        5,387,657           7.35 years              28.11           3,165,198                27.29
        32.79 -  52.81          953,250           6.33 years              39.45             953,250                39.45
------------------------------------------------------------------------------------------------------------------------
        $9.88 - $52.81       13,418,473           6.74 years             $20.87           4,140,362               $30.01
------------------------------------------------------------------------------------------------------------------------

             The weighted average fair value for options granted during 1998, 1997 and 1996 was $6.00, $9.95 and $10.46, respectively. The fair values were estimated using the Black-Scholes option-pricing model. The following weighted average assumptions were used in the fair value calculation for 1998, 1997 and 1996, respectively: (i) risk-free interest rate of 4.57%, 5.71% and 6.23%; (ii) expected option lives of
      1.9 years, 3.7 years and 2.7 years; (iii) expected volatility of 44.5%, 30.0% and 37.6%; and (iv) no expected dividend yield.

             The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option or employee stock purchase plans. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates of options and employee purchase rights consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below for the years ended December 31 (amounts in thousands, except per share data):

                                                                              1998           1997          1996
---------------------------------------------------------------------------------------------------------------
Net income (loss)                                  As reported           $(165,158)     $(187,084)      $84,231
                                                     Pro forma            (171,022)      (193,638)       69,226
Basic earnings (loss) per share                    As reported               (1.35)         (1.52)         0.67
                                                     Pro forma               (1.40)         (1.57)         0.56
Diluted earnings (loss) per share                  As reported               (1.35)         (1.52)         0.67
                                                     Pro forma               (1.40)         (1.56)         0.55
---------------------------------------------------------------------------------------------------------------

             On December 4, 1998, options representing approximately 1.9 million shares of stock granted during 1990 through 1997 at exercise prices ranging from $11.70 to $35.25 were exchanged for options representing approximately 1.4 million shares of stock at an exercise price of $12.94, which was the fair market value of the underlying shares at the grant date.

             As fair value criteria was not applied to option grants and employee purchase rights prior to 1995, and additional awards in future years are anticipated, the effects on net income and earnings per share in this pro forma disclosure may not be indicative of future amounts.

NOTE 8 - CAPITAL STOCK

      The Company has two classes of Common Stock. The Company's Class B Common Stock has the same economic benefits as the Company's Class A Common Stock but is non-voting. Upon the sale or transfer of shares of Class B Common Stock by the California Wellness Foundation (the "CWF") to an unrelated third party, such shares automatically convert into Class A Common Stock. The CWF is the only holder of record of the Company's Class B Common Stock.

      PUBLIC OFFERING

      On May 15, 1996, the Company completed a public offering in which the Company sold 3,194,374 shares of Class A Common Stock and the CWF sold 6,386,510 shares of Class A Common Stock (constituting 6,386,510 shares of Class B Common Stock which automatically converted into shares of Class A Common Stock upon the sale) for a per share purchase price to the public of $30.00 (the "Offering"). The net proceeds received by the Company from the sale of the 3,194,374 shares of Class A Common Stock were approximately $92.4 million after deducting underwriting discounts and commissions and estimated expenses of the Offering payable by the Company. The Company used its net proceeds from the Offering to repurchase 3,194,374 shares of Class A Common Stock from certain Class A Stockholders. The Company repurchased these shares of Class A Common Stock from the Class A Stockholders at $30.00 per share less transaction costs associated with the Offering, amounting to $1.08 per share. All of these 3,194,374 shares of Class A Common Stock repurchased are currently held in treasury. The Company did not receive any of the proceeds from the sale of shares of Class A Common Stock in the Offering by the CWF.

             On June 27, 1997, the Company redeemed 4,550,000 shares of Class B Common Stock from the CWF at a price of $24.47 per share. The Company provided its consent to permit the CWF to sell 3,000,000 shares of Class B Common Stock to an unrelated third party in June of 1997 and to sell 450,000 shares of Class B Common Stock to unrelated third parties throughout August of 1997. On November 6, 1997, the Company also provided its consent to permit the CWF to sell 1,000,000 shares of Class B Common Stock to an unrelated third party. In addition, effective June 18, 1998, the Company gave its consent to permit the CWF to sell (and the CWF sold) 5,250,000 shares of Class B Common Stock to an unrelated third party. Pursuant to the Company's Certificate of Incorporation, all of such shares of Class B Common Stock automatically converted into shares of Class A Common Stock in the hands of such third parties.

      SHAREHOLDER RIGHTS PLAN

      On May 20, 1996, the Board of Directors of the Company declared a dividend distribution of one right (a "Right") for each outstanding share of the Company's Class A Common Stock and Class B Common Stock (collectively, the "Common Stock"), to stockholders of record at the close of business on July 31, 1996 (the "Record Date"). The Board of Directors of the Company also authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights, and the expiration of the Rights and in certain other circumstances Rights will attach to all Common Stock certificates representing shares then outstanding and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock in the event any person acquires 15% or more of the outstanding Class A Common Stock, the Board of Directors of the Company declares a holder of 10% or more of the outstanding Class A Common Stock to be an "Adverse Person," or any person commences a tender offer for 15% of the Class A Common Stock (each event causing a "Distribution Date").

             Except as set forth below and subject to adjustment as provided in the Rights Agreement, each Right entitles its registered holder, upon the occurrence of a Distribution Date, to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, at a price of $170.00 per one-thousandth share. However, in the event any person acquires 15% or more of the outstanding Class A Common Stock, or the Board of Directors of the Company declares a holder of 10% or more of the outstanding Class A Common Stock to be an "Adverse Person," the Rights (subject to certain exceptions contained in the Rights Agreement) will instead become exercisable for Class A Common Stock having a market value at such time equal to $340.00. The Rights are redeemable under certain circumstances at $.01 per Right and will expire, unless earlier redeemed, on July 31, 2006.

             In connection with the FHS Combination, the Company entered into Amendment No. 1 to the Rights Agreement to exempt the FHS Combination and related transactions from triggering the Rights. In addition, the amendment modified certain terms of the Rights Agreement applicable to the determination of certain "Adverse Persons," which modifications became effective upon consummation of the FHS Combination.

NOTE 9 - EMPLOYEE BENEFIT PLANS

      DEFINED CONTRIBUTION RETIREMENT PLANS

      The Company and certain subsidiaries sponsor defined contribution retirement plans intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Participation in the plans is available to substantially all employees who meet certain eligibility requirements and elect to participate. Employees may contribute up to the maximum limits allowed by Sections 401(k) and 415 of the Code, with Company contributions based on matching or other formulas. The Company's expense under the plans totaled $7.4 million, $4.2 million and $5.1 million for the years ended December 31, 1998, 1997 and 1996, respectively.

      DEFERRED COMPENSATION PLANS

      Effective May 1, 1998, the Company adopted a deferred compensation plan pursuant to which certain management and highly compensated employees are eligible to defer between 5% and 50% of their regular compensation and between 5% and 100% of their bonuses, and non-employee Board members are eligible to defer up to 100% of their directors compensation. The compensation deferred under such plan is credited with earnings or losses measured by the rate of return on investments elected by plan participants. Each plan participant is fully vested in all deferred compensation and earnings credited to his or her account.

             Prior to May 1997, certain members of management, highly compensated employees and non-employee Board members were permitted to defer payment of up to 90% of their compensation under a prior deferred compensation plan (the "Prior Plan"). As part of the FHS Combination, the Prior Plan was frozen in May 1997 at which time each participant's account was credited with three times the 1996 Company match (or a lesser amount for certain prior participants) and each participant became 100% vested in all such contributions. The current provisions with respect to the form and timing of payments under the Prior Plan remain unchanged. At December 31, 1998 and 1997, the liability under these Plans amounted to $27.9 million and $29.3 million, respectively. The Company's expense under these Plans totaled $6.1 million, $7.8 million and $3.7 million for the years ended December 31, 1998, 1997 and 1996, respectively.

      PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

      RETIREMENT PLANS - In 1995, the Company adopted two unfunded non-qualified defined benefit pension plans, a Supplemental Executive Retirement Plan and a Directors' Retirement Plan (collectively, the "FHC SERPs"). In 1996, the Company adopted two additional unfunded non-qualified defined benefit pension plans, a Supplemental Executive Retirement Plan and a Directors' Retirement Plan (collectively, the "HSI SERPs"). These plans cover key executives, as selected by the Board of Directors, and non-employee directors. Benefits under the plans are based on years of service and level of compensation.

             As part of the FHS Combination, the FHC SERPs were frozen in April 1997 at which time each participant became 100% vested in his or her benefits under the plans which are equal to 90% of the actuarial equivalent of the participant's retirement benefit as of December 31, 1996. All benefits under the FHC SERPs were paid out either in cash, or as a rollover to the deferred compensation plan.

             POSTRETIREMENT HEALTH AND LIFE PLANS - Certain subsidiaries of the Company sponsor postretirement defined benefit health care plans that provide postretirement medical benefits to directors, key executives, employees and dependents who meet certain eligibility requirements. Under these plans, the Company pays a percentage of the costs of medical, dental and vision benefits during retirement. The plans include certain cost-sharing features such as deductibles, coinsurance and maximum annual benefit amounts which vary based principally on years of credited service.

             On December 31, 1998, the Company adopted SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("FAS 132"), which revises employers' disclosures about pension and other postretirement benefit plans. FAS 132 standardizes the disclosure requirements. The Company has chosen to disclose the information required by FAS 132 by aggregating retirement plans into one category and postretirement plans into another category.

             The following table sets forth the plans' funded status and amounts recognized in the Company's financial statements:

                                                                    Pension Benefits                Other Benefits
                                                               -------------------------     -------------------------
(in thousands)                                                     1998          1997              1998           1997
----------------------------------------------------------------------------------------     -------------------------
Change in benefit obligation:
  Benefit obligation, beginning of year                        $  7,018       $ 5,540            $1,084        $ 1,142
  Service cost                                                    1,463         1,122                --            --
  Interest cost                                                     674           417                73             86
  Plan amendments                                                 1,501            --                23            --
  Benefits paid                                                    (188)           --              (138)           (43)
  Actuarial loss (gain)                                           3,479           (61)              (46)          (101)
----------------------------------------------------------------------------------------     -------------------------
  Projected benefit obligation, end of year                    $ 13,947       $ 7,018             $ 996        $ 1,084
----------------------------------------------------------------------------------------     -------------------------
Change in fair value of plan assets:
  Plan assets, beginning of year                                  $  --            --               $--            $--
  Actual return on plan assets                                       --            --                --             --
  Employer contribution                                             188            --               138             43
  Benefits paid                                                    (188)           --              (138)           (43)
----------------------------------------------------------------------------------------     -------------------------
  Plan assets, end of year                                           --            --                --             --
----------------------------------------------------------------------------------------     -------------------------
  Funded status of plans                                       $(13,947)      $(7,018)           $ (996)       $(1,084)
  Unrecognized transition obligation                                 --            --                --             --
  Unrecognized prior service cost                                 5,417         4,209               539            552
  Unrecognized (gain)/loss                                          834          (713)             (432)          (421)
----------------------------------------------------------------------------------------     -------------------------
  Net amount recognized                                        $ (7,696)      $(3,522)           $ (889)       $  (953)
----------------------------------------------------------------------------------------     -------------------------
Prepaid benefit cost:
  Accrued benefit liability                                    $ (9,391)      $(4,572)           $ (889)       $  (953)
  Intangible asset                                                1,695         1,050                --             --
----------------------------------------------------------------------------------------     -------------------------
  Net amount recognized                                        $ (7,696)      $(3,522)           $ (889)       $  (953)
----------------------------------------------------------------------------------------     -------------------------

            The components of net periodic benefit costs for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                               Pension Benefits                               Other Benefits
                                    --------------------------------------       -------------------------------------

(in thousands)                        1998           1997             1996          1998           1997           1996
--------------------------------------------------------------------------       -------------------------------------
Service cost                        $1,463         $1,122           $1,066           $--            $--           $ 94
Interest cost                          674            418              348            74             86             48
Amortization of unrecognized
  transition obligation                 --             --               --            --             10             14
Amortization of unrecognized
  prior service cost                   293            293              293            37             37             22
Amortization of unrecognized
  (gain)/loss                           37            (17)              --           (24)            (6)             3
--------------------------------------------------------------------------       -------------------------------------
                                     2,467          1,816            1,707            87            127            181
Cost of subsidiary plan
  curtailment                        1,896             --               --           (13)           531             --
--------------------------------------------------------------------------       -------------------------------------
Net periodic benefit cost           $4,363         $1,816           $1,707           $74           $658           $181
--------------------------------------------------------------------------       -------------------------------------

             The projected benefit obligation, accumulated benefit obligation and plan assets for the pension plan were $13,947,000, $9,391,000, and $0 at December 31, 1998, respectively, and $7,018,000, $4,572,000, and $0 at
      December 31, 1997, respectively.

             The weighted average annual discount rate assumed was 6.75% and 7.25% for the years ended December 31, 1998 and 1997, respectively, for both pension benefit plans and other postretirement benefit plans. Weighted average compensation increases of 6% for the years ended December 31, 1998 and 1997 were assumed for the pension benefit plans.

             For measurement purposes, a 6.25% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998, and 6.5% was assumed for 1997. These rates were assumed to decrease gradually to 4.5% in 2006 for 1998 and 2005 for 1997 and remain at that level thereafter.

             The Company has multiple postretirement benefit plans. The Company acquired PACC effective September 30, 1997, including its frozen post-retirement benefit plan. The PACC plan is non-contributory. The FHC plan is contributory by certain participants. The account for the FHC plan anticipates future cost-sharing changes to the plan consistent with the Company's expressed intent to increase retiree contributions at the same rate as the Company's premium increases.

             A one-percentage-point change in assumed health care cost trend rates would have the following effects (amounts in thousands):


                                     1-percentage     1-percentage
                                    point increase    point decrease
--------------------------------------------------------------------
Effect on total of service and
  interest cost, 1998                   11                  (9)

Effect on postretirement benefit
  obligation, 12/31/98                 102                 (84)
--------------------------------------------------------------------

             The Company has no minimum pension liability adjustment to be included in comprehensive income.

      PERFORMANCE BASED ANNUAL BONUS PLAN

      In 1998, the Company adopted a Performance-Based Annual Bonus Plan that qualified under Section 162(m) of the Code (the "162(m) Plan"). Under the 162(m) Plan, if the Company achieved greater than $250 million in consolidated income from operations before taxes (as determined under GAAP consistently applied, excluding any nonrecurring or extraordinary charges), certain executives were potentially eligible to receive cash bonuses from a pool of $7.5 million based on the executives' salaries in relation to the pool. Amounts payable to such executives from such pool were subject to downward adjustment by the Company's Compensation and Stock Option Committee of the Board of Directors. The $250 million performance goal for the 162(m) Plan was not met for 1998.

NOTE 10 - INCOME TAXES

      Significant components of the provision (benefit) for income taxes are as follows for the years ended December 31:


(in thousands)                                      1998         1997        1996
-----------------------------------------------------------------------------------
Current:
  Federal                                       $  6,346     $(12,894)    $13,687
  State                                            3,897        3,183       2,593
-----------------------------------------------------------------------------------
Total current                                     10,243       (9,711)     16,280
-----------------------------------------------------------------------------------
Deferred:
  Federal                                       (121,800)     (57,150)      7,420
  State                                           (7,630)      (5,478)      1,123
-----------------------------------------------------------------------------------
Total deferred                                  (129,430)     (62,628)      8,543
-----------------------------------------------------------------------------------
Total provision (benefit) for income taxes     $(119,187)    $(72,339)    $24,823
-----------------------------------------------------------------------------------

                  Income tax expense (benefit) is included in the consolidated financial statements as follows for the years ended December 31:


(in thousands)                    1998           1997        1996
--------------------------------------------------------------------
Continuing operations           $ (88,996)    $(21,418)    $14,124
Discontinued operations           (30,191)     (50,921)     10,699
--------------------------------------------------------------------
Total provision (benefit)
   for income taxes             $(119,187)    $(72,339)    $24,823
--------------------------------------------------------------------

             A reconciliation of the statutory federal income tax rate and the effective income tax rate on income from continuing operations is as follows for the years ended December 31:

                                        1998     1997    1996
--------------------------------------------------------------
Statutory federal income tax rate      (35)%    (35)%    35%
State and local taxes, net
  of federal income tax effect          (1)      (3)      3
Tax exempt interest income              (1)      (2)     (3)
Goodwill amortization                    6        6       6
Valuation allowance adjustment          --       (2)     (5)
Merger transaction costs                (3)       8      --
Pooling transactions                    --       --      (4)
IRS settlement                          --       --      (4)
Other, net                              (1)       4      (1)
--------------------------------------------------------------
Effective income tax rate              (35)%    (24)%    27%
--------------------------------------------------------------

             Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:


(in thousands)                         1998        1997
-----------------------------------------------------------------------------
DEFERRED TAX ASSETS:

  Accrued liabilities                $ 91,993    $ 70,547
  Accrued compensation and benefits    31,097      28,150
  Restructuring reserves               30,462      30,057
  Net operating loss carryforwards    190,913     140,862
  Other, net                            9,283       1,524
-----------------------------------------------------------------------------
  Deferred tax assets
    before valuation allowance        353,748     271,140
  Valuation allowance                 (48,452)    (57,445)
-----------------------------------------------------------------------------
  Net deferred tax assets            $305,296    $213,695
-----------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:

Depreciable and amortizable property $ 26,077    $ 66,608
Other, net                                 14         839
-----------------------------------------------------------------------------
Deferred tax liabilities             $ 26,091    $ 67,447
-----------------------------------------------------------------------------

             As of December 31, 1998, the Company had federal net operating loss carryforwards of approximately $469.0 million of which $111.0 million may be subject to carryover limitations under Section 382 of the Internal Revenue Code. A valuation allowance has been provided to account for the potential limitations associated with utilization of net operating loss carryforwards. The net operating loss carryforwards expire between 2006 and 2018.

             Noncurrent deferred tax assets of $144.9 million at December 31, 1998 are included, net of noncurrent deferred tax liabilities of $26.1 million, in other noncurrent assets. Noncurrent deferred tax liabilities at December 31, 1997 of $67.4 million are included in other noncurrent liabilities.

             The valuation allowance increase of $56.2 million in 1997 (decreased by $9.0 million in 1998) was due to the acquisition of a subsidiary for which the future realizability of such subsidiary's deferred tax assets, primarily related to net operating loss carryforwards, is uncertain. In the event that the deferred tax assets related to this subsidiary are realized, the future tax benefits will be allocated to reduce the associated goodwill.

NOTE 11 - REGULATORY REQUIREMENTS

      All of the Company's health plans as well as its insurance subsidiaries are required to periodically file financial statements with regulatory agencies in accordance with statutory accounting and reporting practices. Under the California Knox Keene Health Care Service Plan Act of 1975, as amended, California plans must comply with certain minimum capital or tangible net equity requirements. The Company's non-California health plans, as well as its health and life insurance companies, must comply with their respective state's minimum regulatory net worth requirements generally under the regulation of the respective state's department of insurance and in certain cases, maintain minimum investment amounts for the restricted use of the regulators which as of December 31, 1998 totaled $127.3 million. Also, under certain government contracts, certain subsidiaries are required to maintain a current ratio of 1:1.

             As a result of the above requirements and certain other regulatory requirements, certain subsidiaries are subject to restrictions on their ability to make dividend payments, loans or other transfers of cash to the Company. Such restrictions, unless amended or waived, limit the use of any cash generated by these subsidiaries to pay obligations of the Company. Management believes that as of December 31, 1998, substantially all of the Company's health plans and insurance subsidiaries met their respective regulatory requirements.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

      LEGAL PROCEEDINGS

      Complaints have been filed in federal and state courts seeking an unspecified amount of damages on behalf of an alleged class of persons who purchased shares of common stock, convertible subordinated debentures and options to purchase common stock of FPA at various times between February 3, 1997 and May 15, 1998. The complaints allege that the Company and certain former officers violated federal and state securities laws by misrepresenting and failing to disclose certain information about a 1996 agreement between the Company and FPA, about FPA's business and about the Company's 1997 sale of FPA common stock held by the Company. Management believes these suits are without merit and intends to vigorously defend the actions.

             The Company is involved in various other legal proceedings, which are routine in its business. In the opinion of management, based upon current facts and circumstances known by the Company, the resolution of these matters should not have a material adverse effect on the financial position or results of operations of the Company.

      OPERATING LEASES

      The Company leases administrative and medical office space under various operating leases. Certain medical office space is subleased to participating medical groups doing business with the Company. Certain leases contain renewal options and rent escalation clauses.

             In 1995, the Company entered into a $60 million tax retention operating lease with NationsBank of Texas, N.A., as Administrative Agent for the Lenders who are parties thereto, and First Security Bank of Utah, N.A., as Owner Trustee, (the "TROL Agreement") for the construction of health care centers and corporate facilities. Under the TROL Agreement, rental payments commence upon completion of construction, with a guarantee of 87% to the lessor of the residual value of properties leased at the end of the lease term. After the initial five year noncancelable lease term, the lease may be extended by agreement of the parties or the Company must purchase or arrange for sale of the leased properties. The Company has committed to a guaranteed residual value of $35.3 million under this agreement at December 31, 1998.

             Future minimum lease commitments for noncancelable operating leases at December 31, 1998 are as follows (amounts in thousands):

1999                              $ 47,933
2000                                41,084
2001                                36,161
2002                                22,453
2003                                12,203
Thereafter                           9,582
------------------------------------------
Total minimum lease commitments   $169,416
------------------------------------------

            Rent expense totaled $50.3 million, $48.7 million and $46.8 million in 1998, 1997 and 1996, respectively.

NOTE 13 - RELATED PARTIES

      Two current directors of the Company and one prior director are partners in law firms which received legal fees totaling $1.0 million, $1.1 million, and $1.0 million in 1998, 1997, and 1996, respectively. One current director is an officer of IBM which the Company paid $8.0 million for services in 1998, and one current director is also a director of a temporary staffing company which the Company paid $20.4 million for services in 1998. An officer of a contracted hospital was also a member of the Company's Board of Directors until April 1, 1997. Medical costs paid to the provider totaled $67.1 million and $58.7 million in 1997 and 1996, respectively. Such contracted hospital is also an employer group of the Company from which the Company receives premium revenues at standard rates.

NOTE 14 - ASSET IMPAIRMENT, MERGER, RESTRUCTURING AND OTHER CHARGES

      The following sets forth the principal components of merger, restructuring and other costs for the year ended December 31:


(amounts in millions)           1998       1997      1996
-----------------------------------------------------------
Severance and benefit
  related costs                 $ 21.2     $ 61.4     $ 5.4
Provider network
  consolidation costs               --       36.2        --
Asset impairment costs              --       44.0      17.4
Real estate lease
  termination costs                 --        5.2       4.6
-----------------------------------------------------------
Total restructuring costs         21.2      146.8      27.4
Asset impairments and other
  charges related to FPA
  Medical Management              84.1         --        --
Asset impairment charges
  and other                      112.4         --        --
Merger related costs                --       69.6        --
Gem costs                           --       57.5        --
Other costs                       57.3      122.0      16.7
-----------------------------------------------------------
Total                           $275.0     $395.9     $44.1
-----------------------------------------------------------

      1998 CHARGES

      On July 19, 1998, FPA Medical Management, Inc. ("FPA") filed for bankruptcy protection under Chapter 11 of the Federal Bankruptcy Code. FPA, through its affiliated medical groups, provided services to approximately 190,000 of the Company's affiliated members in Arizona and California. FPA has discontinued its medical group operations in these markets. As a result, the Company is seeking new tenants for, or will sell, the 13 healthcare facilities it leased to FPA in these markets and has made other arrangements for provider services to the Company's affiliated members.

             Based on these events and circumstances, management believes that the likely replacement lease terms from these properties or the net proceeds from a sale of the facilities will be inadequate to enable the Company to recover their carrying value. Based on management's best estimate of recovery for the real estate and the impairment of notes receivable and other Company assets due to the FPA bankruptcy filing, the Company recorded charges totaling approximately $84.1 million which was comprised of $63.0 million for real estate asset impairments, $10.0 million for a note receivable impairment and $11.1 million for other items.

             During the third quarter ended September 30, 1998, excluding $28.1 million related to the FPA bankruptcy as discussed above, the Company recorded $146.9 million of restructuring and other charges. These charges were primarily related to severance costs of $21.2 million related to staff reduction in selected health plans and the corporate centralization and consolidation; other special charges totaling $38.7 million which included the adjustment of amounts due from a hospital system that filed bankruptcy totaling $18.6 million, premium deficiency reserves for certain of the Company's non-core health plans totaling $12.0 million and $8.1 million related to other items. Other charges not included in the table above totaling $87.0 million were mostly related to contractual adjustments and were primarily included in health care costs within the consolidated statement of operations. As of December 31, 1998, $40.9 million of the total $175 million has resulted in cash outlays and $27.5 million is expected to require future outlays of cash.

             During the fourth quarter ended December 31, 1998, the Company recorded impairment and other charges totaling $185.9 million. Of this amount, $112.4 million related to impairment of certain long-lived assets to be disposed of (see Note 15). The Company recorded $18.6 million of other charges primarily related to litigation in the normal course of business. The Company also recorded other charges not included in the table above totaling $54.9 million primarily related to bad debts, claims and premium deficiency reserves for certain health plans whose health care costs exceeded the contractual premiums. These charges are included as part of health plan services and selling, general and administrative expenses within the consolidated statement of operations.

      1997 CHARGES

      RESTRUCTURING COSTS - In connection with the FHS Combination, the Company adopted a restructuring plan effective June 30, 1997 (the "June 1997 Plan"), the principal elements of which include: a workforce reduction of approximately 1,050 employees, the consolidation of employee benefit plans, the consolidation of facilities in geographic locations where office space is duplicated, the consolidation of overlapping provider networks, and the consolidation of information systems at all locations to standardized systems. The June 1997 Plan, which is substantially completed as of December 31, 1998, resulted in a restructuring charge of $185.5 million for the quarter ended June 30, 1997.

             Severance and benefit related costs include a termination benefits plan and contractually required change of control payments to senior executives. Also included are the costs of settlements of benefit plans terminated as a result of the restructuring plan to conform benefits for the merged companies. Provider network consolidation costs include costs to consolidate overlapping provider networks, primarily in California, and the costs of exiting existing provider contracts as legally, regulatory or administratively required. Real estate lease termination costs include facilities consolidation costs primarily in geographic regions where there is overlapping office space usage. Asset impairment costs are primarily a result of the Company's plan to be on common operating systems and hardware platforms. These costs include impairment of hardware, software and other systems related assets.

             During December 1997, the Company adopted a restructuring plan (the "December 1997 Plan") and recorded a $6.0 million restructuring charge related to the Company's Eastern Division health plans before a $2.7 million reduction for the December 1996 Plan (see "1996 Charges"). The plan relates to the integration of the Company's Eastern Division operations in connection with its acquisition of PHS and FOHP in 1997.

             The Company also recorded a credit of $44.7 million for previously recorded restructuring charges during the fourth quarter of 1997. The credit consists of $42.0 million for the June 1997 Plan and $2.7 million for the December 1996 Plan (see "1996 Charges").

             The restructuring credits to the June 1997 Plan resulted from the following: $22.2 million from the Company's determination to continue to operate certain facilities originally identified for lease termination, $9.7 million from reductions to initially anticipated involuntary severance costs, $8.1 million from reductions to certain anticipated provider network consolidation and other contract termination costs and $2.0 million in reductions to asset impairment costs primarily related to the reclassification of workers' compensation insurance subsidiaries related charges to discontinued operations.

             Of the $146.8 million in net restructuring costs recorded as part of the 1997 plans, $86.9 million represented cash payments and $42.2 million noncash activities through December 31, 1998. As of December 31, 1998, $13.8 million is expected to require future outlays of cash and $3.9 million represents future noncash activities.

             MERGER COSTS - In connection with the June 1997 Plan, $69.6 million in merger costs were recorded. The significant components of the charge include the following: $22.6 million of transaction costs, primarily consisting of investment banking, legal, accounting, filing and printing fees; $22.7 million of merger consulting costs; $5.9 million of former senior executive consulting costs; $2.4 million of directors and officers liability coverage required by the merger agreement; $9.6 million in costs to consolidate debt facilities; and $6.4 million of other merger related costs.

             OTHER COSTS - During the quarters ended June 30, and December 31, 1997, $89.7 million and $32.3 million, respectively, in other costs were recorded. The significant components of the charge included the following:
      $30.5 million for receivables related to provider contracts that will not be renewed; $17.2 for government receivables related to prior contracts and adjustments on current contracts being negotiated with the Department of Defense; $15.1 million for litigation settlement estimates primarily related to former FHC subsidiaries; $12.6 million for the loss on sale of the United Kingdom operations; $16.1 million for loss contract accruals, including $10.1 million related to the Company's health plans in Texas, Louisiana and Oklahoma; $7.7 million related to contract termination costs; $8.2 million in other receivables; and $14.6 million of other costs.

             These costs are shown as other costs on the Company's consolidated statement of operations because of their nature. If not for their nature, approximately $53.8 million would have been recorded as health plan services, $38.4 million as selling, general and administrative and $17.2 million as government health care services.

             GEM COSTS - The Company established a premium deficiency of $57.5 million related to the Company's Gem Insurance Company ("Gem") during the year ended December 31, 1997. During the quarter ended June 30, 1997, the Company had reached a definitive agreement regarding a reinsurance transaction with The Centennial Life Insurance Company ("Centennial"). Pursuant to this agreement, Centennial was to reinsure and manage Gem's accident and health, life and annuity policies in exchange for a reinsurance premium. The cost of the reinsurance along with the write-down of certain Gem assets that were not recoverable based on the terms of the agreement totaled $57.5 million. The transaction was not ultimately consummated due to the unanticipated failure to satisfy certain closing conditions, including the failure to receive certain regulatory approvals. Gem established a reserve for the estimated premium deficiency related to these policies for the intervening period. As of December 31, 1998, this charge was substantially completed.

      1996 CHARGES

      During 1996, the Company recorded restructuring costs of $27.4 million which included $5.4 million of executive and other involuntary severance costs, $17.4 million of software, hardware and other asset impairment costs, and $4.6 million of facilities consolidation costs (the "December 1996 Plan"). As stated above under "1997 Costs," $2.7 million in reductions to the December 1996 Plan were recorded during 1997 as a result of the Company's decision to continue to operate certain facilities originally identified for lease termination.

             The Company also recorded $16.7 million of other costs in 1996 including loss contract accruals related to governmental employer groups in the Company's non-California markets, consulting and other costs. If not for their unusual nature, approximately $8.5 million of these costs would have been recorded as health plan services and $8.2 million as selling, general and administrative expenses. No further costs are expected.

NOTE 15 - IMPAIRMENT OF LONG-LIVED ASSETS

      During 1998, the Company initiated a formal plan to dispose of certain Central Division health plans included in the Company's Health Plan Services segment in accordance with previously disclosed anticipated divestitures program. It is anticipated that the sales of these health plans will be completed during the first half of 1999. Pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company evaluated the carrying values of the assets for these health plans and determined that they exceeded their estimated fair values. Accordingly, in the fourth quarter of 1998, the Company adjusted the carrying value of these long-lived assets to their estimated fair value, resulting in a noncash asset impairment charge of approximately $112.4 million (see Note 14). This asset impairment charge of $112.4 million consists of $40.3 million for write-down of furniture, equipment and software, $20.9 million write-down of buildings and improvements, $30.0 million for write-down of goodwill and $21.2 million for other impairments and other charges. The fair value is based on expected net realizable value.

NOTE 16 - SEGMENT INFORMATION

      As of December 31, 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes annual and interim reporting standards for an enterprise's reportable segments and related disclosures about its products, services, geographic areas and major customers. Under SFAS 131, reportable segments are to be defined on a basis consistent with reports used by management to assess performance and allocate resources. The Company's reportable segments are business units that offer different products to different classes of customers. The Company has two reportable segments: Health Plan Services and Government Contracts/Specialty Services. The Health Plan Services segment provides a comprehensive range of health care services through HMO and PPO networks. The Government Contracts/Specialty Services segment administers large, multi-year managed care government contracts and also offers behavioral, dental, vision, and pharmaceutical products and services.

             The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies, except intersegment transactions are not eliminated.

            Presented below are segment data for the three years in the period ended December 31, 1998 (amounts in thousands):

                                                                  Government
                                                                  Contracts/
                                                 Health Plan       Specialty
1998                                                Services        Services          Other        Total
----------------------------------------------------------------------------------------------------------
Revenues from external sources                    $7,440,981      $1,356,054           $ --     $8,797,035
Intersegment revenues                                 16,388         234,380             --        250,768
Investment and other income                           69,760          18,110         16,011        103,881
Interest expense                                      11,937             805          1,927         14,669
Depreciation and amortization                         87,579          15,104          2,074        104,757
Asset impairment costs(i)                            147,596           5,200         15,162        167,958
Restructuring, merger and other charges(i)             7,107              --         19,871         26,978
Segment profit (loss)(i)                            (154,613)        113,832        (33,161)       (73,942)
Segment assets                                     2,799,484       1,099,368        142,143      4,040,995
--------------------------------------------------------------------------------------------------------------

(i) Asset impairment, restructuring, merger and other charges exclude $135.9 million of other charges which were primarily included in health plan services expenses.

                                                                  Government
                                                                  Contracts/
                                                 Health Plan       Specialty
1997                                                Services        Services          Other        Total
-----------------------------------------------------------------------------------------------------------
Revenues from external sources                    $5,829,444      $1,291,275           $ --     $7,120,719
Intersegment revenues                                 28,487         304,678             --        333,165
Investment and other income                           72,351          19,248         13,906        105,505
Interest expense                                       8,474           1,443          2,243         12,160
Depreciation and amortization                         67,952           9,648          2,019         79,619
Restructuring, merger and other charges              181,165          40,399            315        221,879
Segment profit (loss)                                 14,864          58,332            655         73,851
Segment assets                                     3,457,663         527,859         87,052      4,072,574
-----------------------------------------------------------------------------------------------------------

                                                                  Government
                                                                  Contracts/
                                                 Health Plan       Specialty
1996                                                Services        Services          Other          Total
-----------------------------------------------------------------------------------------------------------
Revenues from external sources                    $5,395,125      $1,225,723           $ --     $6,620,848
Intersegment revenues                                 20,108         297,378             --        317,486
Investment and other income                           63,211           8,808         11,180         83,199
Interest expense                                       5,460           1,071            672          7,203
Depreciation and amortization                         88,369           9,505            348         98,222
Restructuring, merger and other charges               19,708           4,500             --         24,208
Segment profit (loss)                                 45,777          18,052             --         63,829
------------------------------------------------------------------------------------------------------------

             The following are reconciliations of reportable segment revenues, profit or loss, segment assets, and other significant items for the three years in the period ended December 31, 1998 (amounts in thousands):

                                                                           1998                1997              1996
---------------------------------------------------------------------------------------------------------------------------
Revenues:
Total external revenues                                               $ 8,797,035         $ 7,120,719        $6,620,848
Total intersegment revenues                                               250,768             333,165           317,486
Eliminations                                                             (250,768)           (333,165)         (317,486)
---------------------------------------------------------------------------------------------------------------------------
Consolidated                                                          $ 8,797,035         $ 7,120,719        $6,620,848
---------------------------------------------------------------------------------------------------------------------------
Profit or Loss:
Total for reportable segments                                         $   (73,942)        $    73,851        $   63,829
Other                                                                    (180,212)           (163,099)          (10,875)
---------------------------------------------------------------------------------------------------------------------------
Total income before taxes                                             $  (254,154)        $   (89,248)       $   52,954
---------------------------------------------------------------------------------------------------------------------------
Assets:
Total for reportable segments                                         $ 4,040,995         $ 4,072,574
Other                                                                   2,125,045           1,461,276
Eliminations                                                           (2,236,499)         (1,457,500)
------------------------------------------------------------------------------------------------------
Consolidated                                                          $ 3,929,541         $ 4,076,350
------------------------------------------------------------------------------------------------------
Investment and other income:
Total for reportable segments                                         $   103,881         $   105,505        $   83,199
Other                                                                      28,698              38,815            19,904
Eliminations                                                              (33,538)            (30,020)          (14,711)
---------------------------------------------------------------------------------------------------------------------------
Consolidated                                                          $    99,041         $   114,300        $   88,392
---------------------------------------------------------------------------------------------------------------------------
Interest expense:
Total for reportable segments                                         $    14,669         $    12,160        $    7,203
Other                                                                      95,396              62,998            45,407
Eliminations                                                              (17,906)            (11,603)           (7,238)
---------------------------------------------------------------------------------------------------------------------------
Consolidated                                                          $    92,159         $    63,555        $   45,372
---------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization:
Total for reportable segments                                         $   104,757         $    79,619        $   98,222
Other                                                                      23,336              18,734            14,694
---------------------------------------------------------------------------------------------------------------------------
Consolidated                                                          $   128,093         $    98,353        $  112,916
---------------------------------------------------------------------------------------------------------------------------
Asset impairment:
Total for reportable segments                                         $   167,958         $        --        $       --
Other                                                                      31,538              44,300            17,400
---------------------------------------------------------------------------------------------------------------------------
Consolidated                                                          $   199,496         $    44,300        $   17,400
---------------------------------------------------------------------------------------------------------------------------
Merger, restructuring and other charges:
Total for reportable segments                                         $    26,978         $   221,879        $   24,208
Other                                                                      48,479             129,746             2,500
---------------------------------------------------------------------------------------------------------------------------
Consolidated                                                          $    75,457         $   351,625        $   26,708
---------------------------------------------------------------------------------------------------------------------------

             The reconciling amounts to adjust total reportable segment amounts to consolidated amounts represent amounts from non-reportable operating segments comprised primarily of corporate units.

NOTE 17 - QUARTERLY INFORMATION (UNAUDITED)

      The following restated interim financial information presents the 1998 and 1997 results of operations on a quarterly basis (in thousands, except per share data) (see Note 1):

                                                               March 31         June 30   September 30     December 31
---------------------------------------------------------------------------------------------------------------------------
1998:
Total revenues                                               $2,175,374      $2,236,971     $2,213,954      $2,269,777
Income (loss) from continuing operations
  before income taxes                                            43,262           1,529       (127,572)       (171,373)
Income (loss) from continuing operations                         26,238             956        (88,619)       (103,733)
Net income (loss)                                                26,238             956        (88,619)       (103,733)
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE
  Continuing operations                                            0.22            0.01          (0.73)          (0.85)
  Net                                                              0.22            0.01          (0.73)          (0.85)
---------------------------------------------------------------------------------------------------------------------------

                                                               March 31         June 30   September 30     December 31
---------------------------------------------------------------------------------------------------------------------------

1997:

Total revenues                                               $1,770,019      $1,773,422     $1,793,379      $1,898,199

Income (loss) from continuing operations
  before income taxes                                            78,683        (313,108)        97,081          48,096
Income (loss) from continuing operations                         47,624        (205,792)        59,803          30,535
Net income (loss)                                                58,481        (200,128)        68,901        (114,338)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE(I)

  Continuing operations                                            0.38           (1.64)          0.49            0.25
  Net                                                              0.47           (1.60)          0.57           (0.94)
---------------------------------------------------------------------------------------------------------------------------

(i) The sum of quarterly earnings (loss) per share amounts may not equal the year-to-date earnings (loss) per share amounts due to transactions affecting the weighted average number of shares outstanding in each quarter.

NOTE 18 - SUBSEQUENT EVENTS

      In February 1999, the Company entered into a definitive agreement to sell all of the outstanding shares of its pharmacy benefit management subsidiary, Foundation Health Pharmaceutical Services, Inc., for $70 million in cash. Completion of the transaction is subject to certain closing conditions, and is expected to close in the first half of 1999.

             In March 1999, the Company signed a letter of intent to sell its Colorado health plan subsidiary. The completion of the transaction will be subject to reaching a definitive agreement and various conditions, including the receipt of all necessary regulatory approvals and other customary closing conditions.

             In March 1999, the Company also entered into a definitive agreement to sell all of the outstanding shares of its New Mexico health plan subsidiary. Completion of the transaction is subject to various conditions and certain regulatory approvals.