Form 10-K, Exhibit 13
period 1999-12-31
FOUNDATION HEALTH SYSTEMS INC
filed 2000-03-21
CIK 916085

[The following portions of the Foundation Health Systems, Inc. 1999 Annual Report to Stockholders are incorporated by reference into the Foundation Health Systems, Inc. Annual Report on Form 10-K for the year ended December 31, 1999.]

[Certain statements contained in this report are "forward looking" statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties and actual results may differ materially from those results expressed or implied by such "forward looking" statements. For more information, please refer to the "Cautionary Statements," "Additional Information Concerning the Company's Business" and "Risk Factors" sections of the Company's various filings with the Securities and Exchange Commission and the respective documents incorporated by reference therein.]

FINANCIAL HIGHLIGHTS
Foundation Health Systems, Inc.

Year ended December 31,

(Amounts in thousands, except per share data)     1999           1998(3)        1997(3)       1996(3)        1995(3)
-------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA(2):
REVENUES

Health plan services premiums               $7,031,055     $7,124,161     $5,482,893    $5,395,125     $4,557,214
Government contracts/Specialty services      1,529,855      1,411,267      1,408,402     1,225,723        489,913
Investment and other income                     86,977         93,441        114,300        88,392         66,510
Net gain on sale of businesses and
   properties                                   58,332          5,600              -             -              -
                                            ----------     ----------     ----------    ----------     ----------
Total revenues                               8,706,219      8,634,469      7,005,595     6,709,240      5,113,637
                                            ----------     ----------     ----------    ----------     ----------
EXPENSES

Health plan services                         5,950,002      6,090,472      4,470,816     4,606,574      3,643,463
Government contracts/Specialty services      1,002,893        924,075        990,576       995,820        356,420
Selling, general and administrative          1,301,743      1,413,771      1,185,018       868,196        657,275
Depreciation and amortization                  112,041        128,093         98,353       112,916         89,356
Interest                                        83,808         92,159         63,555        45,372         33,463
Asset impairment, merger, restructuring
   and other costs                              11,724        240,053        286,525        27,408         20,164
                                            ----------     ----------     ----------    ----------     ----------
Total expenses                               8,462,211      8,888,623      7,094,843     6,656,286      4,800,141
                                            ----------     ----------     ----------    ----------     ----------
Income (loss) from continuing operations
   before income taxes                         244,008       (254,154)       (89,248)       52,954        313,496
Income tax provision (benefit)                  96,226        (88,996)       (21,418)       14,124        124,345
                                            ----------     ----------     ----------    ----------     ----------
Income (loss) from continuing operations       147,782       (165,158)       (67,830)       38,830        189,151
Discontinued operations(2):
   Income (loss) from discontinued
      operations, net of tax                         -              -        (30,409)       25,084          3,028
   Gain (loss) on disposition, net of tax            -              -        (88,845)       20,317              -
                                            ----------     ----------     ----------    ----------     ----------
Income (loss) before cumulative effect
   of a change in accounting principle         147,782       (165,158)      (187,084)       84,231        192,179
Cumulative effect of a change in
   accounting principle, net of tax             (5,417)             -              -             -              -
                                            ----------     ----------     ----------    ----------     ----------
Net income (loss)                           $  142,365     $ (165,158)    $ (187,084)   $   84,231     $  192,179
                                            ----------     ----------     ----------    ----------     ----------
BASIC EARNINGS (LOSS) PER SHARE:

Continuing operations                       $     1.21     $    (1.35)    $    (0.55)   $     0.31     $     1.54
Income (loss) from discontinued
   operations, net of tax                            -              -          (0.25)         0.20           0.02
Gain (loss) on disposition of
   discontinued operations, net of tax               -              -          (0.72)         0.16              -
Cumulative effect of a change in
   accounting principle                          (0.05)             -              -             -              -
                                            ----------     ----------     ----------    ----------     ----------
Net                                         $     1.16     $    (1.35)    $    (1.52)   $     0.67     $     1.56
                                            ----------     ----------     ----------    ----------     ----------
DILUTED EARNINGS (LOSS) PER SHARE:

Continuing operations                       $     1.21     $    (1.35)    $    (0.55)   $     0.31     $     1.53
Income (loss) from discontinued
   operations, net of tax                            -              -          (0.25)         0.20           0.02
Gain (loss) on disposition  of
   discontinued operations, net of tax               -              -          (0.72)         0.16              -
Cumulative effect of a change in
   accounting principle                          (0.05)             -              -             -              -
                                            ----------     ----------     ----------    ----------     ----------
Net                                         $     1.16     $    (1.35)    $    (1.52)   $     0.67     $     1.55
                                            ----------     ----------     ----------    ----------     ----------
Weighted average shares outstanding:

   Basic                                       122,289        121,974        123,333       124,453        122,741
   Diluted                                     122,343        121,974        123,333       124,966        123,674
BALANCE SHEET DATA:

Cash and cash equivalents and investments
   available for sale                       $1,467,142     $1,288,947     $1,112,361    $1,122,916     $  871,818
Total assets                                 3,696,481      3,863,269      4,076,350     3,423,776      2,733,765
Notes payable and capital leases -
   noncurrent                                1,039,352      1,254,278      1,308,979       791,618        547,522
Stockholders' equity                           891,199        744,042        895,974     1,183,411      1,068,255

OPERATING CASH FLOW                         $  297,128     $  100,867     $(125,872)    $  (6,666)     $   51,417
                                            ----------     ----------     ----------    ----------     ----------

(1)  No cash dividends were declared in each of the years presented.

(2) See Note 3 to the Consolidated Financial Statements for discussion of acquisitions during 1997 and dispositions during 1999 impacting the comparability of information. Additionally, the Company's workers' compensation segment sold in 1998 and physician practice management segment sold in 1996 have been accounted for as discontinued operations.

(3) Certain reclassifications have been made to 1998 and 1997 statements of operations data to conform to the 1999 presentation. Comparable information for 1996 and 1995 reclassifications are not available.

1999 FINANCIAL REVIEW

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS ..............................   14

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ..............   15

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK .........................................   24

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS ............................................   25

REPORT OF INDEPENDENT AUDITORS .....................................................................   25

CONSOLIDATED BALANCE SHEETS ........................................................................   26

CONSOLIDATED STATEMENTS OF OPERATIONS ..............................................................   27

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY ....................................................   28

CONSOLIDATED STATEMENTS OF CASH FLOWS ..............................................................   30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS .........................................................   32

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The following table sets forth the high and low sales prices of the Company's Class A Common Stock, par value $.001 per share (the "Class A Common Stock"), on the New York Stock Exchange, Inc. ("NYSE") since January 2, 1998.


                                      High      Low
                                      ----      ---
 Calendar Quarter - 1998

    First Quarter                    29 1/16   22 1/4
    Second Quarter                   32 5/8    25 3/8
    Third Quarter                    26 7/8     9
    Fourth Quarter                   15 3/4     5 7/8

 Calendar Quarter - 1999

    First Quarter                    12 7/16    7 11/16
    Second Quarter                   20 1/16   10 13/16
    Third Quarter                    16 15/16   8 7/8
    Fourth Quarter                   10 1/2     6 1/4

 Calendar Quarter - 2000

    First Quarter                    11 11/16   7 7/8
    (through March 17, 2000)


     On March 17, 2000, the last reported sales price per share of the Class A Common Stock was $7 15/16 per share.

DIVIDENDS

No dividends have been paid by the Company during the preceding two fiscal years.The Company has no present intention of paying any dividends on its Common Stock.


     The Company is a holding company and, therefore, its ability to pay dividends depends on distributions received from its subsidiaries, which are subject to regulatory net worth requirements and certain additional state regulations which may restrict the declaration of dividends by HMOs, insurance companies and licensed managed health care plans. The payment of any dividend is at the discretion of the Company's Board of Directors and depends upon the Company's earnings, financial position, capital requirements and such other factors as the Company's Board of Directors deems relevant.

     Under the Credit Agreement entered into on July 8, 1997 (as amended) with Bank of America as agent, the Company cannot declare or pay cash dividends to its stockholders or purchase, redeem or otherwise acquire shares of its capital stock or warrants, rights or options to acquire such shares for cash except to the extent permitted under such Credit Agreement as described elsewhere in the Company's Annual Report on Form 10-K.

HOLDERS

As of March 17, 2000, there were approximately 2,000 holders of record of Class A Common Stock. The California Wellness Foundation (the "CWF") is the only holder of record of the Company's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which constitutes under 1% of the Company's aggregate equity. Under the Company's Fourth Amended and Restated Certificate of Incorporation, shares of the Company's Class B Common Stock have the same economic benefits as shares of the Company's Class A Common Stock, but are non-voting. Upon the sale or other transfer of shares of Class B Common Stock by the CWF to an unrelated third party, such shares automatically convert into Class A Common Stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Foundation Health Systems, Inc. (together with its subsidiaries, the "Company") is an integrated managed care organization which administers the delivery of managed health care services. The Company's operations, excluding corporate functions, consist of two operating segments: Health Plan Services and Government Contracts/Specialty Services. Through its subsidiaries, the Company offers group, individual, Medicaid and Medicare health maintenance organization ("HMO") and preferred provider organization ("PPO") plans; government sponsored managed care plans; and managed care products related to administration and cost containment, behavioral health, dental, vision and pharmaceutical products and other services.

     The Company currently operates within two segments of the managed health care industry: Health Plan Services and Government Contracts/Specialty Services. During 1999, the Health Plan Services segment consisted of four regional divisions: Arizona (Arizona and Utah), California (encompassing only the State of California), Central (Colorado, Florida, Idaho, Louisiana, New Mexico, Oklahoma, Oregon, Texas and Washington) and Northeast (Connecticut, New
Jersey, New York, Ohio, Pennsylvania and West Virginia). During 1999, the Company divested its health plans or entered into arrangements to transition the membership of its health plans in the states of Colorado, Idaho, Louisiana, New Mexico, Oklahoma, Texas, Utah and Washington. Effective January 1, 2000, as a result of such divestitures, the Company consolidated and reorganized its Health Plan Services segment into two regional divisions, the Eastern Division (Connecticut, Florida, New Jersey, New York, Ohio, Pennsylvania and West Virginia) and the Western Division (Arizona, California and Oregon). The Company is one of the largest managed health care companies in the United States, with approximately 4 million at-risk and administrative services only ("ASO") members in its Health Plan Services segment.The Company also owns health and life insurance companies licensed to sell insurance in 33 states and the District of Columbia.

     The Government Contracts/Specialty Services segment administers large, multi-year managed health care government contracts. This segment subcontracts to affiliated and unrelated third parties the administration and health care risk of parts of these contracts and currently administers health care programs covering approximately 1.5 million eligible individuals under TRICARE (formerly known as the Civilian Health and Medical Program of the Uniformed Services ("CHAMPUS")). Currently, the Company provides these services under three TRICARE contracts that cover Alaska, Arkansas, California, Hawaii, Oklahoma, Oregon, Texas, Washington and parts of Arizona, Idaho and Louisiana. This segment also offers behavioral health, dental, and vision services as well as managed care products related to bill review, administration and cost containment for hospitals, health plans and other entities.

     This discussion and analysis contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission (the "Commission") which may cause actual results to differ materially from those projected or implied in these statements. The risks and uncertainties faced by the Company include, but are not limited to, those set forth under "Additional Information Concerning the Company's Business," "Cautionary Statements" in Part I of Form 10-K and other sections within the Company's filings with the Commission.

CONSOLIDATED OPERATING RESULTS

The Company's income from continuing operations for the year ended December 31, 1999 was $147.8 million, or $1.21 per diluted share, compared to a loss from continuing operations for the same period in 1998 of $165.2 million, or $1.35 per diluted share. The Company's loss from continuing operations for the year ended December 31, 1997 was $67.8 million, or $0.55 per diluted share.

     During the years ended December 31, 1999, 1998 and 1997, the Company recorded on a pre-tax basis asset impairment, restructuring, merger and other charges totaling $11.7 million (the "1999 Charges"), $240.1 million (the "1998 Charges") and $286.5 million (the "1997 Charges"), respectively. These charges are further described in the "Asset Impairment, Merger, Restructuring and Other Charges" section.

     The table below and the discussion that follows summarize the Company's performance in the last three fiscal years. Certain 1998 and 1997 amounts have been reclassified to conform to the 1999 presentation.

                                                                                      Year ended December 31,

 (Amounts in thousands)                                                          1999          1998           1997
                                                                           ----------    ----------     ----------
 Total revenues                                                            $8,706,219    $8,634,469     $7,005,595
                                                                           ----------    ----------     ----------
 Expenses:

    Health plan services expenses(1)                                        5,950,002     6,090,472      4,470,816
    Government contracts and specialty services expenses(1)                 1,002,893       924,075        990,576
    Selling, general and administrative(1)                                  1,301,743     1,413,771      1,185,018
    Amortization and depreciation                                             112,041       128,093         98,353
    Interest                                                                   83,808        92,159         63,555
    Asset impairment, restructuring, merger, and other charges(1)              11,724       240,053        286,525
                                                                           ----------    ----------     ----------
 Total expenses                                                             8,462,211     8,888,623      7,094,843
                                                                           ----------    ----------     ----------
 Income (loss) from continuing operations before income taxes              $  244,008    $ (254,154)    $  (89,248)
                                                                           ----------    ----------     ----------
 Overall medical care ratio                                                     81.22%        82.18%         79.25%
 Administrative expense ratio                                                   16.02%        17.49%         18.04%

 HEALTH PLAN SERVICES SEGMENT:

 Health plan premiums                                                      $7,031,055    $7,124,161     $5,482,893
 Health plan medical care ratio                                                 84.62%        85.49%         81.54%
 Health plan premiums per member per month                                 $   138.76    $   128.98     $   129.76
 Health plan services per member per month                                 $   117.42    $   110.27     $   105.81

 GOVERNMENT CONTRACTS/SPECIALTY SERVICES SEGMENT:

 Government contracts and specialty services revenues                      $1,529,855    $1,411,267     $1,408,402
 Government contracts and specialty services expense medical care ratio         65.55%        65.48%         70.33%
                                                                           ----------    ----------     ----------


(1) Charges of $11.7 million, $240.1 million and $286.5 million in 1999, 1998 and 1997, respectively, are included in asset impairment, restructuring, merger and other charges. Other charges of $170.8 million and $109.4 million in 1998 and 1997, respectively, are included in Health Plan Services, Government Contracts/Specialty Services and selling, general and administrative expenses.

ENROLLMENT INFORMATION

The table below summarizes the Company's enrollment information for the last three fiscal years.


 Year ended December 31,                                                      Percent                      Percent
 (Amounts in thousands)                            1999           1998         Change          1997         Change
                                                  -----          -----        -------         -----        -------
 Health Plan Services:

    Commercial                                    3,006          3,287          (8.6)%        3,522         (6.7)%
    Medicare Risk                                   287            326         (12.0)%          308           5.8%
    Medicaid                                        678            586          15.7%           442          32.6%
                                                  -----          -----        -------         -----        -------
                                                  3,971          4,199          (5.4)%        4,272         (1.7)%
                                                  -----          -----        -------         -----        -------
 Government Contracts:

    TRICARE PPO and Indemnity                       644            784        (17.9)%         1,090        (28.1)%
    TRICARE HMO                                     852            783           8.8%           801         (2.2)%
                                                  -----          -----        -------         -----        -------
                                                  1,496          1,567         (4.5)%         1,891        (17.1)%
                                                  -----          -----        -------         -----        -------


                                       -16-

REVENUES AND HEALTH CARE COSTS

The Company's total revenues increased by $71.8 million or 1% for the year ended December 31, 1999 as compared to 1998. The decrease in Health Plan Services segment revenues of $93.1 million or 1% was offset by an increase in Government Contracts/Specialty Services segment revenues of $118.6 million or 8%. The decrease in Health Plan Services segment revenues for the year was due to enrollment declines resulting from divestitures of non-core plans and planned membership attrition from pricing actions. Enrollment in the Company's health plans declined by approximately 5% or 228,000 members of which 71,000 members were from divested health plans for the year ended December 31, 1999 as compared to 1998. This membership decrease was offset by premium rate increases as described below. The increase in Government Contracts/Specialty Services segment revenues was due primarily to increases in TRICARE revenues of 11% and continued growth in the Company's behavioral health network, including TRICARE affiliated business, of 21%.

     The Company's commercial product lines are profitable. Premium rate increases of 8% in the commercial line of products contributed to revenue increases for the year ended December 31, 1999 as compared to the prior year. These premium rate increases were partially offset by a 9% enrollment decrease from the divestitures of non-core plans and planned membership attrition from pricing actions, resulting in an increase in commercial premium revenue.

     The Company's Medicare product lines are profitable. Medicare premium rates have increased 7%, but enrollment has declined by 12% due to the Company exiting certain unprofitable counties, primarily in the Northeast health plans. The Company's Medicaid product lines are profitable. Medicaid premium rates have increased in all markets averaging about 5%. Medicaid enrollment has increased in all divisions resulting in a 16% increase in membership.

     Also contributing to the increase in total revenues was a $58.3 million net gain on sale of businesses and properties. During 1999, the Company completed nine divestitures transactions, essentially completing its divestitures program of non-core businesses. See Note 3 - Acquisitions and Dispositions to the consolidated financial statements.

     The Company's total revenues increased by $1.6 billion or 23% for the year ended December 31, 1998 as compared to 1997. Growth in the Health Plan Services segment revenues of $1.6 billion or 30% for the year was due primarily to the acquisitions that occurred in the fourth quarter of 1997, including Physicians Health Services, Inc. ("PHS"), FOHP, Inc. ("FOHP") and PACC HMO, Inc. and PACC Health Plans, Inc. (collectively "PACC"). These acquisitions collectively accounted for approximately $1.4 billion of the increase. Excluding these acquisitions, health plan revenues increased by approximately $199 million or 4% for the year ended December 31, 1998. The growth from existing health plan businesses was due to increases in premium rates averaging 4% on a per member per month basis in virtually all markets which were partially offset by a 2% decrease in average membership. See the Enrollment Information section of the previous table for year-end membership information. Growth in the Government Contracts/Specialty Services segment revenues totaled $2.9 million for the year ended December 31, 1998, primarily due to continued growth in the Company's managed behavioral health network.

     The overall medical care ratio ("MCR") (medical costs as a percentage of the sum of Health Plan Services and Government Contracts/Specialty Services revenues) for the year ended December 31, 1999 was 81.22% as compared to 82.18% for the year ended December 31, 1998. This resulted from the 8% premium rate increase which exceeded a 7% increase in health care costs on a per member per month basis for the Health Plan Services segment.

     The overall MCR for the year ended December 31, 1998 was 82.18% as compared to 79.25% for the year ended December 31, 1997. This resulted primarily from increases in health care costs (4% on a per member per month basis). The increase in health care costs was primarily due to higher pharmacy costs in all divisions, which increased by 18%.

     Health Plan Services costs decreased by $140.5 million or 2% for the year ended December 31, 1999 as compared to 1998 primarily as a result of a 5% decrease in enrollment. The Health Plan Services MCR decreased to 84.62% in 1999 from 85.49% in 1998 due to an increased focus on medical management.

     Health Plan Services costs increased by $1.6 billion or 36% for the year ended December 31, 1998 as compared to 1997 primarily as a result of enrollment increases in the Northeast Division, Medicaid enrollment growth in the California Division, and pharmacy cost increases in all divisions. The Health Plans Services MCR increased to 85.49% in 1998 from 81.54% in 1997 due to higher medical costs particularly in physician and hospital fee-for-service costs, increases in pharmacy costs and increased utilization.

     The Government Contracts/Specialty Services MCR increased slightly to 65.55% for 1999 as compared to 65.48% for 1998. This increase for 1999 was primarily due to the movement of health care services from military treatment facilities to civilian facilities which resulted in higher costs than originally specified in the contract.

     The Government Contracts/Specialty Services MCR decreased to 65.48% for 1998 compared to 70.33% for 1997. This decrease for 1998 is primarily due to improved health care and subcontractor performance on the TRICARE contracts which was partially offset by increased pharmacy costs and higher health care claim costs on TRICARE contracts.

SELLING, GENERAL AND ADMINISTRATIVE COSTS

The Company's selling, general and administrative ("SG&A") expenses decreased by $112.0 million or 8% for the year ended December 31, 1999 as compared to 1998. The administrative expense ratio (SG&A and depreciation as a percentage of Health Plan, Government Contracts and Specialty Services revenues) decreased to 16.02% for the year ended December 31, 1999 from 17.49% for the year ended December 31, 1998. This decrease is primarily attributable to the Company's ongoing efforts to control its SG&A expenses and savings associated with the consolidating certain health plans.

     The SG&A expenses increased by $228.8 million or 19% for the year ended December 31, 1998 as compared to 1997. The increase in SG&A expenses during 1998 is primarily due to the SG&A expenses associated with the businesses acquired during 1997. The administrative expense ratio decreased to 17.49% for the year ended December 31, 1998 from 18.04% for the year ended December 31, 1997. This decrease is primarily attributable to the Company's ongoing efforts to control its SG&A expenses and savings associated with the integration of its 1997 acquisitions which were partially offset by increased expenditures related to the consolidation and integration of the Company's administrative facilities.

AMORTIZATION AND DEPRECIATION

Amortization and depreciation expense decreased by $16.1 million to $112.0 million in 1999 from $128.1 million in 1998. This decrease was primarily due to a $61.2 million write-down of fixed assets in the fourth quarter of 1998 and impairment charges for goodwill in 1998 which amounted to $30.0 million. See "Asset Impairment, Merger, Restructuring and Other Charges" below and Note 15 to the consolidated financial statements.

     Amortization and depreciation expense increased by $29.7 million to $128.1 million in 1998 from $98.4 million in 1997. This increase was due to increases in intangible assets and fixed assets as a result of the acquisitions that occurred primarily in the fourth quarter of 1997 and increased capital expenditures primarily related to the consolidation and integration of the Company's administrative facilities.

INTEREST EXPENSE

Interest expense decreased by $8.4 million to $83.8 million in 1999 from $92.2 million in 1998. This decrease was due to a net decline in the revolving credit borrowings as a result of cash proceeds from divestitures and overall improved financial performance. Interest expense increased by $28.6 million to $92.2 million in 1998 from $63.6 million in 1997. This increase was due to increased borrowings associated with the Company's revolving lines of credit partially offset by lower interest rates.

ASSET IMPAIRMENT, MERGER, RESTRUCTURING
AND OTHER CHARGES

This section should be read in conjunction with Notes 14 and 15, and the tables contained therein, to the consolidated financial statements.

1999 CHARGES

The Company initiated during the fourth quarter of 1998 a formal plan to dispose of certain Central Division health plans included in the Company's Health Plan Services segment in accordance with its anticipated divestitures program. In connection with this, the Company announced its plan to close the Colorado regional processing center, terminate employees associated with the support center and transfer these operations to the Company's other administrative facilities. In addition, the Company announced its plans to consolidate certain administrative functions in its Northwest health plan operations. During the quarter ended March 31, 1999, the Company recorded pretax charges for restructuring and other charges of $21.1 million which included $18.5 million for severance and benefit costs related to executives and employees at the Colorado regional processing center and at the Northwest health plans, and $2.6 million for the termination of real estate obligations and other costs to close the Colorado regional processing center. As of December 31, 1999, $1.4 million of the initial reserve was reversed and $8.9 million is expected to require future outlays of cash in 2000. As the closing of the Colorado regional processing center (which is expected to be substantially completed in the first quarter of 2000) was related to the disposition of certain Central Division health plans, management does not expect the closure to have a significant impact on future results of operations or cash flows. During the fourth quarter of 1999, the Company recorded asset impairment costs totaling $6.2 million in connection with pending dispositions of non-core businesses. These charges included a further adjustment of $4.7 million to adjust the carrying value of the Company's Pittsburgh health plans to fair value for which the Company previously recorded an impairment charge in 1998. The Company also adjusted the carrying value of its subacute operations by $1.5 million to fair value. The revenue and pretax losses attributable to these operations were $66.2 million and $1.4 million, respectively, for the year ended December 31, 1999. The carrying value of these assets as of December 31, 1999 was $16.2 million.

     In addition, during 1999, modifications to reduce remaining reserves for the 1998 and 1997 restructuring plans, primarily related to asset impairment, totaling $14.2 million were recorded.

1998 CHARGES

On July 19, 1998, FPA Medical Management, Inc. ("FPA") filed for bankruptcy protection under Chapter 11 of the Federal Bankruptcy Code. FPA, through its affiliated medical groups, provided services to approximately 190,000 of the Company's affiliated members in Arizona and California and also leased health care facilities from the Company. FPA has discontinued its medical group operations in these markets and the Company has made other arrangements for health care services to the Company's affiliated members. The FPA bankruptcy and related events and circumstances caused management to re-evaluate the decision to continue to operate the facilities and management determined to sell the 14 properties, subject to bankruptcy court approval. Management immediately commenced the sale process upon such determination. The estimated fair value of the assets held for disposal was determined based on the estimated sales prices less the related costs to sell the assets.

     Management believed that the net proceeds from a sale of the facilities would be inadequate to enable the Company to recover their carrying value. Based on management's best estimate of the net realizable values, the Company recorded charges totaling approximately $84.1 million. These charges were comprised of $63.0 million for real estate asset impairments, $10.0 million impairment adjustment of a note received as consideration in connection with the 1996 sale of the Company's physician practice management business and $11.1 million for other items. These other items included payments made to Arizona physician specialists totaling $3.4 million for certain obligations that FPA had assumed but was unable to pay due to its bankruptcy, advances to FPA to fund certain operating expenses totaling $3.0 million, and other various costs totaling $4.7 million. The carrying value of the assets held for disposal totaled $11.3 million and $24.3 million at December 31, 1999 and 1998, respectively. There has been no further adjustment to the carrying value of the assets held for disposal. As of December 31, 1999, 12 properties have been sold. The remaining properties are expected to be sold during the second half of 2000. The suspension of depreciation on these 12 properties held for disposal has an annual impact of approximately $2.0 million.

     During the third quarter ended September 30, 1998, the Company recorded severance and benefit costs totaling $21.2 million related to staff reductions in selected health plans and the centralization and consolidation of corporate functions, and other costs for amounts due from a third-party hospital system that filed for bankruptcy which were not related to the normal business of the Company totaling $18.6 million, and other charges of $3.8 million related to fees for consulting services from one of the Company's former executives and costs related to exiting certain rural Medicare markets.

     In addition to the above, other charges totaling $103.3 million were recorded in the third quarter ended September 30, 1998. These charges mostly related to contractual adjustments of $13 million, equitable adjustments relating to government contracts of $17 million, payment disputes with contracted provider groups of $24 million, premium deficiency reserves of $35 million, and other legal and relocation costs of $14.3 million and were primarily included in health care costs within the consolidated statement of operations.

     As mentioned previously, during the fourth quarter of 1998, the Company initiated a formal plan to dispose of certain Central Division health plans included in the Company's Health Plan Services segment in accordance with its previously disclosed anticipated divestitures program. The Company sold most of these health plans during 1999. Pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company evaluated the carrying value of the assets for these health plans and the related service center and holding company, and determined that the carrying value of these assets exceeded the estimated fair value of these assets. Estimated fair value was determined by the Company based on the then current stages of sales negotiations, including letters of intent, definitive agreements and sales discussions, net of expected transaction costs. In the case of the service center and holding company operations, buildings, furniture, fixtures, equipment and software development projects were determined by management to have no continuing value to the Company, due to abandoning plans for development of this location and its systems and programs as a centralized operations center. Accordingly, in the fourth quarter of 1998, the Company adjusted the carrying value of these long-lived assets to their estimated fair value, resulting in a non-cash asset impairment charge of approximately $112.4 million. This asset impairment charge of $112.4 million consisted of $40.3 million for write-downs of abandoned furniture, equipment and software development projects, $20.9 million for write-down of buildings and improvements, $30.0 million for write-down of goodwill and $21.2 million for other impairments and other charges. The fair value was based on expected net realizable value. Revenue and pre-tax income attributable to these plans identified for disposition were $191.3 million and $9.8 million, respectively, for the year ended December 31, 1999. The carrying value of these assets as of December 31, 1999 and 1998 was $22.1 million and $42.8 million, respectively. No subsequent adjustments were made to the carrying value of these assets in 1999 or 1998. As discussed under "1999 Charges," further adjustments to carrying value of $4.7 million were recorded in 1999. The annual impact of suspending depreciation of these assets is $13.0 million.

     In addition, the Company recorded additional costs of $48.9 million related to anticipated bad debts totaling $17.4 million, premium deficiency reserves of $22.1 million for certain health plans whose health care costs exceed contractual premium revenues and additional claims reserves and other costs totaling $9.4 million. These costs were recorded in the fourth quarter of 1998. Management assesses the profitability of contracts when operating results or forecasts indicate probable future losses. In preparing forecasts and budgets for the 1999 operating year as well as performing specific year-end analysis on claims reserves, it became probable that losses on certain groups of contracts would not be covered by future premiums. Loss contracts were identified in approximately 12 different operating units as a result of this process. Reserves were recorded in the fourth quarter of 1998 primarily for the Company's Florida health plan as the result of management's assessment of a large provider's likely exposure to insolvency for which the Company carried risk-share receivables. The provider had made payments on the receivables during the year. Conditions worsened in the fourth quarter of 1998 creating a significant risk to the collectibility of the receivables that previously did not exist. The Company also recorded an additional $18.6 million of other charges primarily related to litigation in the normal course of business for non-core operations which were reflected as SG&A expenses on the consolidated statement of operations.

     The total 1998 charges recorded by the Company during the second, third and fourth quarters of 1998 were $410.9 million, of which $240.1 million was recorded as asset impairment, merger, restructuring, and other charges on the consolidated statement of operations. During 1999, modifications to the 1998 initial estimates of $12.6 million were recorded. These credits to the 1998 charges resulted from the following: $10.7 million from reductions to asset impairment costs and $1.9 million from reductions to initially anticipated involuntary severance costs and other adjustments. As of December 31, 1999, the 1998 restructuring plans were essentially completed.

1997 CHARGES

The 1997 Charges recorded by the Company were $395.9 million, of which $286.5 million was recorded as asset impairment, merger, restructuring and other charges on the consolidated statement of operations. These charges related to the FHS Combination and the restructuring of the Company's Northeast Division health plans. The principal elements of these charges included (i) restructuring costs of $146.8 million, including $2.7 million of reductions to initial estimates of the 1996 plan, for a workforce reduction, the consolidation of employee benefit plans, the consolidation of facilities in geographic locations where office space is duplicated, the consolidation of overlapping provider networks, and the consolidation of information systems to standardized systems; (ii) $69.6 million in merger-related costs primarily for investment banking, legal, accounting and other costs; (iii) premium deficiency reserves of $57.5 million related to the Company's Gem Insurance Company ("Gem"); and (iv) other charges of $12.6 million related to the loss on the sale of the United Kingdom operations. Additionally, $109.4 million was related to receivable write-offs, loss contract accruals and other termination costs, which were recorded as health care services and SG&A expenses on the consolidated statement of operations. During 1999, modifications to the 1997 initial estimates of $1.6 million were recorded. As of December 31, 1999, the 1997 restructuring plans were essentially completed.

INCOME TAX PROVISION AND BENEFIT

The 1999 tax provision rate of 39.4% on income from continuing operations varied from the 1998 tax benefit rate of 35.0% on losses from continuing operations mainly due to non-deductible impairment charges incurred in 1998. The 1997 tax benefit rate of 24.0% was lower than the 1998 tax benefit rate of 35.0%, resulting primarily from non-deductible merger and restructuring charges incurred in 1997.

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

     The Company's ability to expand its business is dependent, in part, on competitive premium pricing and its ability to secure cost-effective contracts with providers. Achieving these objectives is becoming increasingly difficult due to the competitive environment. In addition, the Company's profitability is dependent, in part, on its ability to maintain effective control over health care costs while providing members with quality care. Factors such as health care reform, integration of acquired companies, increased cost of individual services, regulatory changes, utilization, new technologies, hospital costs, major epidemics and numerous other external influences may affect the Company's operating results. Accordingly, past financial performance is not necessarily a reliable indicator of future performance, and investors should not use historical records to anticipate results or future period trends.

     The Company's HMO and insurance subsidiaries are required to maintain reserves to cover their estimated ultimate liability for expenses with respect to reported and unreported claims incurred. These reserves are estimates of future payments based on various assumptions. Establishment of appropriate reserves is an inherently uncertain process, and there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience, which in the past has resulted, and in the future could result, in loss reserves being too high or too low. The accuracy of these estimates may be affected by external forces such as changes in the rate of inflation, the regulatory environment, the judicial administration of claims, medical costs and other factors. Future loss development or governmental regulators could require reserves for prior periods to be increased, which would adversely impact earnings in future periods. In light of present facts and current legal interpretations, management believes that adequate provisions have been made for claims and loss reserves.

     The Company's HMO subsidiaries contract with providers in California, and to a lesser degree in other areas, primarily through capitation fee arrangements. Under a capitation fee arrangement, the Company's subsidiary pays the provider a fixed amount per member on a regular basis and the provider accepts the risk of the frequency and cost of member utilization of services. The inability of providers to properly manage costs under capitation arrangements can result in financial instability of such providers. Any financial instability of capitated providers could lead to claims for unpaid health care against the Company's HMO subsidiaries, even though such subsidiaries have made their regular payments to the capitated providers. Depending on state law, the Company's HMO subsidiaries may be liable for such claims. In California, the issue of whether HMOs can be liable for unpaid provider claims has not been definitively settled. The Department of Corporations ("DOC") has issued a written statement to the effect that HMOs are not liable for such claims, but there is currently ongoing litigation challenging that ruling.

YEAR 2000

The Company undertook an extensive effort to assess and modify its computer applications and business processes to provide for their continued functionality in light of the "Year 2000" issue.

     The "Year 2000" issue is the result of computer programs having been written in a language that used two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software and the outdated software language may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, prepare invoices or engage in normal business activities. In addition, the Year 2000 problems of the Company's providers and customers, including governmental entities, can affect the Company's operations, which are highly dependent upon information technology for processing claims, determining eligibility and exchanging information.

     PROJECT - The Company addressed its Year 2000 issues in several ways. Selected systems were retired with the business functions being converted to Year 2000 compliant systems. The Company closely monitored its systems that utilized packaged software from large vendors to ensure that these systems were Year 2000 compliant. The Company also took advantage of certain updates made available by vendors to ensure Year 2000 compliance of certain software used by the Company. The remaining systems' compliance was addressed by internal technical staff. In addition, the Company completed an assessment of third-party relationships and sought to obtain assurances from all delegated authorities and strategically important providers as to their Year 2000 readiness.

     As of March 15, 2000, the Company has not identified any significant disruptions or operational problems resulting from Year 2000 issues. In addition, the Company is not aware of any significant problems experienced by delegated authorities or strategically important third parties that would have a material adverse impact on the Company's operations. There can be no assurance, however, that the Company will not still experience significant disruptions or operational problems related to Year 2000 issues, including as a result of Year 2000 problems experienced by third parties.

     COSTS - The total cost for the Company's Year 2000 project was approximately $33.4 million, excluding the costs to accelerate the replacement of hardware or software otherwise required to be purchased by the Company. The percentages of the Company's total expenditures for Year 2000 issues were approximately as follows: 38% for internal costs, 29% for outside consultants and contractors, and 33% for software-related and hardware-related costs. The operating subsidiaries for each line of business of the Company paid for the costs of assessment, planning, remediation, testing and certification of Year 2000 issues for their respective operations.

     CONTINGENCY PLANNING - An important part of the Company's Year 2000 project involved identifying worst case scenarios and developing contingency plans. The Company continues to keep the contingency plans in place in the event a significant Year 2000 problem should occur. There can be no assurance, however, that the contingency plans of the Company, if implemented, will adequately address problems that may arise or prevent such problems from having a material adverse effect on the Company's operations.

     The information contained herein is intended to be a "Year 2000 Readiness Disclosure" as defined in the Year 2000 Information and Readiness Disclosure Act of 1998 enacted on October 19, 1998.

     Forward-looking statements contained in this Year 2000 section should be read in connection with the Company's cautionary statements identifying important risk factors that could cause the Company's actual results to differ materially from those projected in these forward-looking statements, which cautionary statements are contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

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

     The Company believes that cash from operations, existing working capital and lines of credit are adequate to fund existing obligations, introduce new products and services, and continue to develop health care-related businesses. The Company regularly evaluates cash requirements for current operations and commitments, and for capital acquisitions and other strategic transactions. The Company may elect to raise additional funds for these purposes, either through additional debt or equity, the sale of investment securities or otherwise, as appropriate.

     Government health care receivables are best estimates of payments that are ultimately collectible or payable. Since these amounts are subject to government audit and negotiation, amounts ultimately collected may vary significantly from current estimates. Additionally, the timely collection of such receivables is also impacted by government audit and negotiation and could extend for periods beyond a year.

     For the year ended December 31, 1999, cash provided by operating activities was $297.1 million compared to cash provided by operating activities of $100.9 million in the prior year. This change was due primarily to the collection of premiums receivable and timing of payments related to reserves for claims. Net cash provided by investing activities was $163.4 million during 1999 as compared to cash provided by investing activities of $147.0 million during 1998. This increase during 1999 was primarily due to a decrease in the net purchases of fixed assets offset by a decrease in net proceeds from the sale of businesses and buildings. Net cash used in financing activities was $213.9 million in 1999 as compared to cash used in financing activities of $43.3 million during the same period in 1998. The increase in

1999 was due to the increased repayment of funds drawn under the Company's Credit Facility (as defined below), which were partially offset by additional drawings under the Credit Facility.

     The Company has a $1.5 billion credit facility (the "Credit Facility"), with Bank of America as Administrative Agent for the Lenders thereto, which was amended by Amendments in April, July, November 1998 and March 1999 with the Lenders (the "Amendments"). All previous revolving credit facilities were terminated and rolled into the Credit Facility on July 8, 1997. At the election of the Company, and subject to customary covenants, loans are initiated on a bid or committed basis and carry interest at offshore or domestic rates, at the applicable LIBOR rate plus margin or the bank reference rate. Actual rates on borrowings under the Credit Facility vary, based on competitive bids and the Company's unsecured credit rating at the time of the borrowing. As of December 31, 1999, the Company was in compliance with the financial covenants of the Credit Facility, as amended by the Amendments. The Credit Facility is available for five years, until July 2002, but it may be extended under certain circumstances for two additional years. The outstanding balance under the Credit Facility has decreased from $1.225 billion at December 31, 1998 to $1.039 billion at December 31, 1999. As of March 14, 2000, the amount outstanding under the Credit Facility totaled $1.039 billion with interest at LIBOR plus 1.50%.

     The remaining principal and interest of the promissory notes issued to The California Wellness Foundation in connection with the Health Net conversion to for-profit status was repaid early in 1999. As a result, these notes are no longer outstanding.

     On December 31, 1999, the Company sold the capital stock of QualMed Washington Health Plan, Inc., the Company's HMO subsidiary in the state of Washington ("QM-Washington"), to American Family Care ("AFC"). Upon completion of the transaction, AFC assumed control of the health plan license and retained the Medicaid and Basic Health Plan membership of QM-Washington. The Company also entered into definitive agreements with PacifiCare of Washington, Inc. ("PacifiCare-WA") and Premera Blue Cross to transition its commercial membership in Washington to such companies. As part of such agreements, PacifiCare-WA has offered replacement coverage to QM-Washington's HMO and POS groups in western Washington and Premera Blue Cross has offered replacement coverage to substantially all of QM-Washington's HMO and POS group membership in eastern Washington.

     In addition, on September 21, 1999, the Company announced that it had executed a definitive agreement with PacifiCare of Colorado, Inc. ("PacifiCare-CO") to transition all of its membership in Colorado to PacifiCare-CO by March 31, 2000. The Company also announced that its previously disclosed letter of intent with WellPoint Health Networks Inc. had expired. Pursuant to the definitive agreement, PacifiCare-CO is offering replacement coverage to substantially all of the Company's Colorado HMO membership and PacifiCare Life Assurance Company ("PLAC") is issuing replacement indemnity coverage to substantially all of the Company's Colorado Point of Service ("POS") membership.

     Effective as of September 20, 1999, the Company and Medaphis (which changed its name to Per-Se Technologies, Inc. ("Per-Se")) entered into a Settlement Agreement and Release pursuant to which the Company received net proceeds of approximately $25 million consisting of cash from Per-Se and Per-Se's insurers and proceeds from the sale of both the 976,771 shares of Medaphis (now Per-Se) common stock then owned by the Company and additional shares of Per-Se common stock issued to the Company as part of the settlement. In exchange, the Company and Per-Se terminated the ongoing litigation and granted each other a general release. The gain recognized in the consolidated statement of operations as of December 31, 1999 was immaterial.

     The Company's subsidiaries must comply with certain minimum capital requirements under applicable state laws and regulations. During 1999, the Company contributed $97.4 million to its subsidiaries to meet risk-based or other capital requirements of the regulated entities. As of December 31, 1999, the Company's subsidiaries were in compliance with minimum capital requirements.

     Legislation has been or may be enacted in certain states in which the Company's subsidiaries operate imposing, or allowing regulators to impose, substantially increased minimum capital and/or statutory deposit requirements for HMOs and insurance companies in such states. Such statutory deposits may only be drawn upon under limited circumstances relating to the protection of policyholders. For example, the Company's HMO subsidiary operating in New Jersey was required to increase its statutory deposits by approximately $51 million in 1998 pursuant to such legislation.

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

     The Company has several bond portfolios to fund reserves. The Company attempts to manage the interest rate risks related to its investment portfolios by actively managing the asset/liability duration of its investment portfolios. The overall goal for the investment portfolios is to provide a source of liquidity and support the ongoing operations of the Company's business units. The Company's philosophy is to actively manage assets to maximize total return over a multiple-year time horizon, subject to appropriate levels of risk. Each business unit has additional requirements with respect to liquidity, current income and contribution to surplus. The Company manages these risks by setting risk tolerances, targeting asset-class allocations, diversifying among assets and asset characteristics, and using performance measurement and reporting.

     The Company uses a value-at-risk ("VAR") model, which follows a variance/covariance methodology, to assess the market risk for its investment portfolio. VAR is a method of assessing investment risk that uses standard statistical techniques to measure the worst expected loss in the portfolio over an assumed portfolio disposition period under normal market conditions. The determination is made at a given statistical confidence level.

     The Company assumed a portfolio disposition period of 30 days with a confidence level of 95 percent for the 1999 computation of VAR. The computation further assumes that the distribution of returns is normal. Based on such methodology and assumptions, the computed VAR was approximately $2.7 million as of December 31, 1999.

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

     In addition, the Company has some interest rate market risk due to its borrowings. Notes payable, capital leases and other financing arrangements totaled $1.041 billion at December 31, 1999 with a related average interest rate of 6.78% (which interest rate is subject to change pursuant to the terms of the Credit Facility). See a description of the Credit Facility under "Liquidity and Capital Resources."

     The table following presents the expected cash outflows of market risk sensitive debt obligations at December 31, 1999. These cash outflows include both expected principal and interest payments consistent with the terms of the outstanding debt as of December 31, 1999.


 (Amounts in thousands)           2000        2001         2002         2003         2004      Beyond        Total
                              --------     -------   ----------      -------      -------     -------   ----------
 Long-term floating rate
   borrowings:

       Principal              $      -     $     -   $1,039,250      $     -      $     -     $     -   $1,039,250
       Interest                 94,302      79,243       39,622            -            -           -      213,167
                              --------     -------   ----------      -------      -------     -------   ----------
    Total Cash Outflow        $ 94,302     $79,243   $1,078,872      $     -      $     -     $     -   $1,252,417
                              --------     -------   ----------      -------      -------     -------   ----------


REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF FOUNDATION HEALTH SYSTEMS INC.

The Board of Directors of the Company addresses its oversight responsibility for the consolidated financial statements through its Audit Committee (the "Committee"). The Committee currently consists of Gov. George Deukmejian, Thomas
T. Farley, Earl B. Fowler (Chairman) and Richard J. Stegemeier, each of whom is an independent outside director.

In fulfilling its responsibilities in 1999, the Committee reviewed the overall scope of the independent auditors' audit plan and reviewed the independent auditors' non-audit services to the Company. The Committee also exercised oversight responsibilities over various financial and regulatory matters.

The Committee's meetings are designed to facilitate open communication between the independent auditors and Committee members. To ensure auditor independence, the Committee meets privately with both the independent auditors and also with the chief auditor of the Company's Internal Audit Department, thereby providing for full and free access to the Committee.

/s/ Earl B. Fowler
Earl B. Fowler, Chairman
Audit Committee
February 29, 2000

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Foundation Health Systems, Inc.
Woodland Hills, California

         We have audited the accompanying consolidated balance sheets of Foundation Health Systems, Inc. and subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Foundation Health Systems, Inc. and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Los Angeles, California
February 29, 2000

CONSOLIDATED BALANCE SHEETS
FOUNDATION HEALTH SYSTEMS, INC.

                                                                                                      December 31,

 (Amounts in thousands)                                                                        1999           1998
                                                                                         ----------     ----------
 ASSETS
 Current Assets:
    Cash and cash equivalents                                                            $1,010,539     $  763,865
    Investments - available for sale                                                        456,603        525,082
    Premium receivables, net of allowance for doubtful accounts
       (1999 - $21,937; 1998 - $28,522)                                                     149,992        230,157
    Amounts receivable under government contracts                                           290,329        321,411
    Deferred taxes                                                                          209,037        160,446
    Reinsurance and other receivables                                                       153,427        147,827
    Other assets                                                                             77,866         91,096
                                                                                         ----------     ----------
 Total current assets                                                                     2,347,793      2,239,884
 Property and equipment, net                                                                280,729        345,269
 Goodwill and other intangible assets, net                                                  909,586        977,910
 Deferred taxes                                                                                   -        118,759
 Other assets                                                                               158,373        181,447
                                                                                         ----------     ----------
 Total assets                                                                            $3,696,481     $3,863,269
                                                                                         ----------     ----------
 LIABILITIES AND STOCKHOLDERS' EQUITY
 Current Liabilities:
    Reserves for claims and other settlements                                            $1,138,801     $1,006,799
    Unearned premiums                                                                       224,381        288,683
    Notes payable and capital leases                                                          1,256          1,760
    Amounts payable under government contracts                                               43,843         69,792
    Accounts payable and other liabilities                                                  322,048        458,397
                                                                                         ----------     ----------
 Total current liabilities                                                                1,730,329      1,825,431
 Notes payable and capital leases                                                         1,039,352      1,254,278
 Deferred taxes                                                                               5,624              -
 Other liabilities                                                                           29,977         39,518
                                                                                         ----------     ----------
 Total liabilities                                                                        2,805,282      3,119,227

 Commitments and contingencies (Note 12)

 Stockholders' equity:
    Preferred stock ($0.001 par value, 10,000 shares
       authorized, none issued and outstanding)                                                   -              -
    Class A common stock ($0.001 par value, 350,000 shares
       authorized; issued 1999 - 123,429; 1998 - 120,362)                                       123            120
    Class B non-voting convertible common stock
       ($0.001 par value, 30,000 shares authorized;
       issued and outstanding 1999 - 2,138; 1998 - 5,048)                                         2              5
    Additional paid-in capital                                                              643,373        641,820
    Treasury Class A common stock, at cost
       (1999 - 3,194 shares; 1998 - 3,194 shares)                                           (95,831)       (95,831)
    Retained earnings                                                                       347,601        205,236
    Accumulated other comprehensive loss                                                     (4,069)        (7,308)
                                                                                         ----------     ----------
 Total stockholders' equity                                                                 891,199        744,042
                                                                                         ----------     ----------
 Total liabilities and stockholders' equity                                              $3,696,481     $3,863,269
                                                                                         ----------     ----------


 See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOUNDATION HEALTH SYSTEMS, INC.

                                                                                    Year ended December 31,
                                                                          -----------------------------------------
 (Amounts in thousands, except per share data)                                   1999          1998           1997
                                                                          -----------------------------------------
 REVENUES
    Health plan services premiums                                          $7,031,055    $7,124,161     $5,482,893
    Government contracts/Specialty services                                 1,529,855     1,411,267      1,408,402
    Investment and other income                                                86,977        93,441        114,300
    Net gain on sale of businesses and properties                              58,332         5,600              -
                                                                          -----------------------------------------
    Total revenues                                                          8,706,219     8,634,469      7,005,595
                                                                          -----------------------------------------
 EXPENSES
    Health plan services                                                    5,950,002     6,090,472      4,470,816
    Government contracts/Specialty services                                 1,002,893       924,075        990,576
    Selling, general and administrative                                     1,301,743     1,413,771      1,185,018
    Depreciation                                                               70,010        78,951         58,100
    Amortization                                                               42,031        49,142         40,253
    Interest                                                                   83,808        92,159         63,555
    Asset impairment, merger, restructuring and other costs                    11,724       240,053        286,525
                                                                          -----------------------------------------
    Total expenses                                                          8,462,211     8,888,623      7,094,843
 Income (loss) from continuing operations before income taxes                 244,008      (254,154)       (89,248)
 Income tax provision (benefit)                                                96,226       (88,996)       (21,418)
                                                                          -----------------------------------------
 Income (loss) from continuing operations                                     147,782      (165,158)       (67,830)
 Discontinued operations:
    Loss from discontinued operations, net of tax                                   -             -        (30,409)
    Loss on disposition, net of tax                                                 -             -        (88,845)
                                                                          -----------------------------------------
 Income (loss) before cumulative effect of a change in accounting principle   147,782      (165,158)      (187,084)
    Cumulative effect of a change in accounting principle, net of tax          (5,417)            -              -
                                                                          -----------------------------------------
 Net income (loss)                                                         $  142,365    $ (165,158)    $ (187,084)
                                                                          -----------------------------------------
 Basic and diluted earnings (loss) per share:
    Continuing operations                                                  $     1.21    $    (1.35)    $    (0.55)
    Loss from discontinued operations, net of tax                                   -             -          (0.25)
    Loss on disposition of discontinued operations, net of tax                      -             -          (0.72)
    Cumulative effect of a change in accounting principle                       (0.05)            -              -
                                                                          -----------------------------------------
    Net                                                                    $     1.16    $    (1.35)    $    (1.52)
                                                                          -----------------------------------------
 Weighted average shares outstanding:
    Basic                                                                     122,289       121,974        123,333
    Diluted                                                                   122,343       121,974        123,333
                                                                          -----------------------------------------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOUNDATION HEALTH SYSTEMS, INC.


                                                                       Common Stock                      Additional
                                                        Class A                      Class B               Paid-in
 (Amounts in thousands)                          Shares         Amount         Shares        Amount        Capital
                                          -------------------------------------------------------------------------
 Balance at January 1, 1997                     109,179           $109         19,298           $19       $721,482
 Comprehensive loss:
    Net loss
    Change in unrealized depreciation on
       investments, net
                                          -------------------------------------------------------------------------
    Total comprehensive loss                          -              -              -             -              -

                                          -------------------------------------------------------------------------
 Redemption of common stock                                                    (4,550)           (4)      (111,330)
 Retirement of treasury stock, net                 (130)                                                    (3,047)
 Exercise of stock options including
    related tax benefit                             842                                                     19,310
 Conversion of Class B to Class A                 4,450              5         (4,450)           (5)
 Employee stock purchase plan                       108                                                      2,196
                                          -------------------------------------------------------------------------
 Balance at December 31, 1997                   114,449            114         10,298            10        628,611
 Comprehensive income (loss):
    Net loss
    Change in unrealized depreciation on
       investments, net
                                          -------------------------------------------------------------------------
    Total comprehensive income (loss)                 -              -              -             -              -
                                          -------------------------------------------------------------------------
 Exercise of stock options including
    related tax benefit                             497              1                                       9,584
 Conversion of Class B to Class A                 5,250              5         (5,250)           (5)
 Employee stock purchase plan                       166                                                      3,625
                                          -------------------------------------------------------------------------
 Balance at December 31, 1998                   120,362            120          5,048             5        641,820
 Comprehensive income:
    Net income
    Change in unrealized depreciation on
       investments, net
                                          -------------------------------------------------------------------------
    Total comprehensive income                        -              -              -             -              -
                                          -------------------------------------------------------------------------
 Exercise of stock options including
    related tax benefit                               5
 Conversion of Class B to Class A                 2,910              3         (2,910)           (3)
 Employee stock purchase plan                       152                                                      1,553
                                          -------------------------------------------------------------------------
 Balance at December 31, 1999                   123,429           $123          2,138            $2       $643,373
                                          -------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

FOUNDATION HEALTH SYSTEMS, INC.


                                                                                         Accumulated
                                                     Common Stock                           Other
                                                   Held in Treasury          Retained   Comprehensive
 (Amounts in thousands)                          Shares         Amount       Earnings   Income (Loss)       Total
                                             ----------------------------------------------------------------------
 Balance at January 1, 1997                      (3,324)      $(98,878)      $557,478        $3,201     $1,183,411
 Comprehensive loss:
    Net loss                                                                 (187,084)                    (187,084)
    Change in unrealized depreciation on
       investments, net                                                                     (10,525)       (10,525)
                                             ----------------------------------------------------------------------
    Total comprehensive loss                          -              -       (187,084)      (10,525)      (197,609)
                                             ----------------------------------------------------------------------
 Redemption of common stock                                                                               (111,334)
 Retirement of treasury stock, net                  130          3,047                                            -
 Exercise of stock options including
    related tax benefit                                                                                     19,310
 Conversion of Class B to Class A                                                                                -
 Employee stock purchase plan                                                                                2,196
                                             ----------------------------------------------------------------------
 Balance at December 31, 1997                    (3,194)       (95,831)       370,394        (7,324)       895,974
 Comprehensive income (loss):
    Net loss                                                                 (165,158)                    (165,158)
    Change in unrealized depreciation on
       investments, net                                                                          16             16
                                             ----------------------------------------------------------------------
    Total comprehensive income (loss)                 -              -       (165,158)           16       (165,142)
                                             ----------------------------------------------------------------------
 Exercise of stock options including
    related tax benefit                                                             -                        9,585
 Conversion of Class B to Class A                                                                                -
 Employee stock purchase plan                                                                                3,625
                                             ----------------------------------------------------------------------
 Balance at December 31, 1998                    (3,194)       (95,831)       205,236        (7,308)       744,042
 Comprehensive income (loss):
    Net income                                                                142,365                      142,365
    Change in unrealized depreciation on
       investments, net                                                                       3,239          3,239
                                             ----------------------------------------------------------------------
    Total comprehensive income                        -              -        142,365         3,239        145,604
                                             ----------------------------------------------------------------------
 Exercise of stock options including
    related tax benefit                                                                                          -
 Conversion of Class B to Class A                                                                                -
 Employee stock purchase plan                                                                                1,553
                                             ----------------------------------------------------------------------
 Balance at December 31, 1999                    (3,194)      $(95,831)      $347,601       $(4,069)      $891,199
                                             ----------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOUNDATION HEALTH SYSTEMS, INC.


                                                                                       Year ended December 31,
 (Amounts in thousands)                                                          1999          1998           1997
                                                                           ----------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                                         $  142,365    $ (165,158)    $ (187,084)
 Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
       Amortization and depreciation                                          112,041       128,093         98,353
       Net (gain) loss on sale of businesses and properties                   (58,332)       (5,600)        12,676
       Cumulative effect of a change in accounting principle                    5,417             -              -
       Impairment of assets                                                    11,724       159,066          8,456
       Other changes in net assets of discontinued operations                       -             -         (5,395)
       Loss on disposition of discontinued operations                               -             -         88,845
       Loss from discontinued operations                                            -             -         30,409
       Other changes                                                            5,648        15,041          2,525
 Changes in assets and liabilities, net of effects of acquisitions and dispositions:
    Premiums receivable and unearned subscriber premiums                       (8,973)       38,569          3,105
    Other assets                                                               63,902       (69,671)      (112,302)
    Amounts receivable/payable under government contracts                       5,130       (58,000)       (16,155)
    Reserves for claims and other settlements                                 167,084        (6,416)       (55,450)
    Accounts payable and accrued liabilities                                 (148,878)       64,943          6,145
                                                                           ----------------------------------------
 Net cash provided by (used in) operating activities                          297,128       100,867       (125,872)
                                                                           ----------------------------------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
 Sale or maturity of investments                                              642,150       727,435        597,691
 Purchase of investments                                                     (606,350)     (697,472)      (406,818)
 Net purchases of property and equipment                                      (36,592)     (147,782)      (131,669)
 Proceeds from notes receivables                                                    -             -         93,011
 Sale of net assets of discontinued operations                                      -       257,100              -
 Proceeds from sale of businesses and properties                              137,728             -              -
 Acquisitions of businesses, net of cash acquired                                   -             -       (293,625)
 Other                                                                         26,486         7,682          6,633
                                                                           ----------------------------------------
 Net cash provided by (used in) investing activities                          163,422       146,963       (134,777)
                                                                           ----------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from exercise of stock options and employee stock purchases           1,553        13,209         21,506
 Proceeds from issuance of notes payable and other financing arrangements     221,276       155,575        566,240
 Repayment of debt and other noncurrent liabilities                          (436,705)     (212,109)      (144,341)
 Stock repurchase                                                                   -             -       (111,334)
                                                                           ----------------------------------------
 Net cash provided by (used in) financing activities                         (213,876)      (43,325)       332,071
                                                                           ----------------------------------------
 Net increase in cash and cash equivalents                                    246,674       204,505         71,422
 Cash and cash equivalents, beginning of year                                 763,865       559,360        487,938
                                                                           ----------------------------------------
 Cash and cash equivalents, end of year                                    $1,010,539    $  763,865     $  559,360
                                                                           ----------------------------------------

See accompanying notes to consolidated financial statements.

FOUNDATION HEALTH SYSTEMS, INC.

                                                                                     Year ended December 31,
                                                                           ----------------------------------------
(Amounts in thousands )                                                          1999          1998           1997
                                                                           ----------------------------------------
 SUPPLEMENTAL CASH FLOWS DISCLOSURE:
 Interest paid                                                               $ 85,212       $85,981       $ 56,056
 Income taxes paid (refunded)                                                   6,106       (87,799)        (3,534)
                                                                           ----------------------------------------
 SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
    AND FINANCING ACTIVITIES:
 Capital lease obligations                                                   $      -       $ 2,530       $  3,993
 Notes and stocks received on sale of businesses                               22,909             -              -
 Transfer of investments as consideration for PACC acquisition                      -             -         14,310
 Conversion of FOHP convertible debentures to equity                                -         1,197         70,654
 ACQUISITION OF BUSINESSES:
 Fair value of assets acquired                                                      -             -       $849,487
 Liabilities assumed                                                                -             -        438,448
                                                                           ----------------------------------------
 Cash paid for acquisitions                                                         -             -        411,039
 Less: cash acquired in acquisitions                                                -             -        117,414
                                                                           ----------------------------------------
 Net cash paid for acquisitions                                              $      -       $     -       $293,625
                                                                           ----------------------------------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS
The current operations of Foundation Health Systems, Inc. (the "Company" or "FHS") are a result of the April 1, 1997 merger transaction (the "FHS Combination") involving Health Systems International, Inc. ("HSI") and Foundation Health Corporation ("FHC"). Pursuant to the FHS Combination, FH Acquisition Corp., a wholly-owned subsidiary of HSI ("Merger Sub"), merged with and into FHC and FHC survived as a wholly-owned subsidiary of HSI, which changed its name to "Foundation Health Systems, Inc." and thereby became the Company. Pursuant to the Agreement and Plan of Merger (the "Merger Agreement") that evidenced the FHS Combination, FHC stockholders received 1.3 shares of the Company's Class A Common Stock for every share of FHC common stock held, resulting in the issuance of approximately 76.7 million shares of the Company's Class A Common Stock to FHC stockholders. The shares of the Company's Class A Common Stock issued to FHC's stockholders in the FHS Combination constituted approximately 61% of the outstanding stock of the Company after the FHS Combination and the shares held by the Company's stockholders prior to the FHS Combination (i.e. the prior stockholders of HSI) constituted approximately 39% of the outstanding stock of the Company after the FHS Combination.

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

CONTINUING OPERATIONS
The Company is an integrated managed care organization which administers the delivery of managed health care services. Continuing operations, excluding corporate functions, consist of two segments: Health Plan Services and Government Contracts/Specialty Services. Through its subsidiaries, the Company offers group, individual, Medicaid and Medicare health maintenance organization ("HMO") and preferred provider organization ("PPO") plans; government-sponsored managed care plans; and managed care products related to administration and cost containment, behavioral health, dental, vision and pharmaceutical products and other services.

     The Company currently operates within two segments of the managed health care industry: Health Plan Services and Government
Contracts/Specialty Services. During 1999, the Health Plan Services segment consisted of four regional divisions: Arizona (Arizona and Utah), California (encompassing only the State of California), Central (Colorado, Florida, Idaho, Louisiana, New Mexico, Oklahoma, Oregon, Texas and Washington) and Northeast (Connecticut, New Jersey, New York, Ohio, Pennsylvania and West Virginia). During 1999, the Company divested its health plans or entered into arrangements to transition the membership of its health plans in the states of Colorado, Idaho, Louisiana, New Mexico, Oklahoma, Texas, Utah and Washington. Effective January 1, 2000, as a result of such divestitures, the Company consolidated and reorganized its Health Plan Services segment into two regional divisions, the Eastern Division (Connecticut, Florida, New Jersey, New York, Ohio, Pennsylvania and West Virginia) and the
Western Division (Arizona, California and Oregon). The Company is one of the largest managed health care companies in the United States, with approximately 4 million at-risk and administrative services only ("ASO") members in its Health Plan Services segment. The Company also owns health and life insurance companies licensed to sell insurance in 33 states and the District of Columbia.

     The Government Contracts/Specialty Services segment administers large, multi-year managed care government contracts. This segment subcontracts to affiliated and unrelated third parties the administration and health care risk of parts of these contracts and currently administers health care programs covering 1.5 million eligible individuals under TRICARE (formerly known as the Civilian Health and Medical Program of the Uniformed Services ("CHAMPUS")). Currently, there are three TRICARE contracts that cover Alaska, Arkansas, California, Hawaii, Oklahoma, Oregon, Texas, and Washington, and parts of Arizona, Idaho and Louisiana. This segment also offers behavioral health, dental, vision, and pharmaceutical products and services as well as managed care products related to bill review, administration and cost containment for hospitals, health plans and other entities.

DISCONTINUED OPERATIONS
WORKERS' COMPENSATION INSURANCE SEGMENT - In December 1997, the Company revised its strategy of maintaining a presence in the workers' compensation risk-assuming insurance business and adopted a formal plan to discontinue and sell this segment through divestiture of its workers' compensation insurance subsidiaries. The Company completed its sale of this segment on December 10, 1998. The consolidated financial statements give retroactive effect to the foregoing (see Note 3).

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

RECLASSIFICATIONS
Certain amounts in the 1998 and 1997 consolidated financial statements and notes have been reclassified to conform to the 1999 presentation.

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

HEALTH CARE EXPENSES
The cost of health care services is recognized in the period in which services are provided and includes an estimate of the cost of services which have been incurred but not yet reported. Such costs include payments to primary care physicians, specialists, hospitals, outpatient care facilities and the costs associated with managing the extent of such care. The Company estimates the amount of the provision for service costs incurred but not reported using standard actuarial methodologies based upon historical data including the period between the date services are rendered and the date claims are received and paid, denied claim activity, expected medical cost inflation, seasonality patterns and changes in membership. The estimates for service costs incurred but not reported are made on an accrual basis and adjusted in future periods as required. Any adjustments to the prior period estimates are included in the current period. Such estimates are subject to the impact of changes in the regulatory environment and economic conditions. Given the inherent variability of such estimates, the actual liability could differ significantly from the amounts provided. While the ultimate amount of claims and losses paid are dependent on future developments, management is of the opinion that the recorded reserves are adequate to cover such costs. These liabilities are reduced by estimated amounts recoverable from third parties for subrogation.

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

     The Company assesses the profitability of contracts for providing health care services when operating results or forecasts indicate probable future losses. Contracts are grouped in a manner consistent with the method of determining premium rates. Losses are determined by comparing anticipated premiums to the total of health care related costs less reinsurance recoveries, if any, and the cost of maintaining the contracts. Losses, if any, are recognized in the period the loss is determined and are classified as Health Plan Services.

     During 1998, premium deficiency reserves were specifically determined in accordance with this policy for the Louisiana, Oklahoma, and Texas plans, which the Company sold in 1999. See Note 3 - Acquisitions and Dispositions. These future losses were probable as a result of increasing health care costs, on a per member per month basis, driven by a declining membership base.

CASH AND CASH EQUIVALENTS
Cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

     The Company and its consolidated subsidiaries are required to set aside certain funds for restricted purposes pursuant to regulatory requirements. As of December 31, 1999 and 1998, cash and cash equivalent balances of $52.9 million and $65.5 million, respectively, are restricted and included in other noncurrent assets.

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

     Certain debt investments are held by trustees or agencies pursuant to state regulatory requirements. These investments totaled $31.8 million in 1999 and $61.8 million in 1998, and are included in other noncurrent assets (see Note 11). Market values approximate carrying value at December 31, 1999 and 1998.

GOVERNMENT CONTRACTS
Amounts receivable or payable under government contracts are based on three TRICARE contracts in five regions which include both amounts billed ($5.1 million and $75.0 million of net receivables at December 31, 1999 and 1998, respectively) and estimates for amounts to be received under cost and performance incentive provisions, price adjustments and change orders for services not originally specified in the contracts. Such estimates are determined based on information available as well as historical performance and collection of which could extend for periods beyond a year. Differences, which may be material, between the amounts estimated and final amounts collected are recorded in the period when determined.

     Additionally, the reserves for claims and other settlements includes approximately $189.7 million and $162.4 million relating to health care services provided under these contracts as of December 31, 1999 and 1998, respectively.

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

GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill and other intangible assets arise primarily as a result of various business acquisitions and consist of identifiable intangible assets acquired and the excess of the cost of the acquisitions over the tangible and intangible assets acquired and liabilities assumed (goodwill). Identifiable intangible assets consist of the value of employer group contracts, provider networks, non-compete agreements and debt issuance costs. Goodwill and other intangible assets are amortized using the straight-line method over the estimated lives of the related assets listed below. In accordance with Accounting Principles Board ("APB") Opinion No. 17, the Company periodically evaluates these estimated lives to determine if events and circumstances warrant revised periods of amortization. The Company further evaluates the carrying value of its goodwill and other intangible assets based on estimated fair value or undiscounted operating cash flows whenever significant events or changes occur which might impair recovery of recorded costs. Fully amortized goodwill and other intangible assets and the related accumulated amortization are removed from the accounts.

     Impairment is measured in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" and is based on whether the asset will be held and used or held for disposal. An impairment loss on assets to be held and used is measured as the amount by which the carrying amount exceeds the fair value of the asset. Fair value of assets held for disposal would additionally be reduced by costs to sell the asset. For the purposes of analyzing impairment, assets, including goodwill, are grouped at the lowest level for which there are identifiable independent cash flows, which is generally at the operating subsidiary level. Estimates of fair value are determined using various techniques depending on the event that indicated potential impairment (see Note
15). Impairment charges for goodwill in 1999 and 1998 amounted to $4.7 million and $30.0 million, respectively (see Note 15).

     Effective January 1, 1999, the Company adopted Statement of Position 98-5 "Reporting on the Costs of Start-up Activities" and changed its method of accounting for start-up and organization costs. The change involved expensing these costs as incurred, rather than the Company's previous accounting principle of capitalizing and subsequently amortizing such costs.

     The change in accounting principle resulted in the write-off of the costs capitalized as of January 1, 1999. The cumulative effect of the write-off was $5.4 million (net of tax benefit of $3.7 million) and has been expensed and reflected in the consolidated statement of operations for the year ended December 31, 1999.

     Goodwill and other intangible assets consisted of the following at December 31, 1999 (dollars in thousands):

                                                                          Accumulated                 Amortization
                                                                  Cost   Amortization   Net Balance         Period
---------------------------------------------------------------------------------------------------------------------
 Goodwill                                                  $   981,600     $  157,924    $  823,676        9-40 years
 Provider network                                               69,466         15,515        53,951       14-40 years
 Employer group contracts                                       92,900         68,874        24,026       11-23 years
 Other                                                          27,002         19,069         7,933         5-7 years
-----------------------------------------------------------------------------------------------------
 Total                                                     $ 1,170,968     $  261,382    $  909,586
-----------------------------------------------------------------------------------------------------

     Goodwill and other intangible assets consisted of the following at December 31, 1998 (dollars in thousands):

                                                                          Accumulated                 Amortization
                                                                  Cost   Amortization   Net Balance         Period

---------------------------------------------------------------------------------------------------------------------
 Goodwill                                                  $ 1,031,122     $  152,321    $  878,801     9-40 years
 Provider network                                               69,466         12,978        56,488    14-40 years
 Employer group contracts                                       92,900         60,724        32,176    11-23 years
 Other                                                          27,114         16,669        10,445      5-7 years
-----------------------------------------------------------------------------------------------------
 Total                                                     $ 1,220,602     $  242,692    $  977,910
-----------------------------------------------------------------------------------------------------

CONCENTRATIONS OF CREDIT RISK
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, investments and premium receivables. All cash equivalents and investments are managed within established guidelines which limit the amounts which may be invested with one issuer. Concentrations of credit risk with respect to premiums receivable are limited due to the large number of payers comprising the Company's customer base. The Company's 10 largest employer groups accounted for 32% and 17% of receivables and 15% and 12% of premium revenue as of December 31, 1999 and 1998, respectively, and for the years then ended.

EARNINGS PER SHARE
The Company adopted in 1997, SFAS No. 128, "Earnings Per Share." As required by SFAS No. 128, basic EPS excludes dilution and reflects income divided by the weighted average shares of common stock outstanding during the periods presented. Diluted EPS is based upon the weighted average shares of common stock and dilutive common stock equivalents (stock options) outstanding during the periods presented; no adjustment to income was required. Common stock equivalents arising from dilutive stock options are computed using the treasury stock method; in 1999 this amounted to 54,000 shares. Such shares amounting to 207,000 and 488,000 were anti-dilutive in 1998 and 1997, respectively.

     Options to purchase an aggregate of 11.4 million, 13.4 million, and 9.6 million shares of common stock during 1999, 1998, and 1997, respectively, were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common stock. These options expire through December 2009.

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

     The fair value estimates are based on pertinent information available to management as of December 31, 1999 and 1998. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and therefore, current estimates of fair value may differ significantly.

STOCK-BASED COMPENSATION
The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As permitted under SFAS 123, the Company has elected to continue accounting for stock-based compensation under the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, compensation cost for stock options is measured at the date of grant as the excess, if any, of the quoted market price of the Company's stock over the exercise price of the option (see Note 7).

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is required to be adopted in fiscal years beginning after June 15, 2000. Management does not anticipate that the adoption of SFAS 133 will have a significant effect on the financial position of the Company or its results of operations.

NOTE 3 - ACQUISITIONS AND DISPOSITIONS
The following summarizes acquisitions, strategic investments, and dispositions by the Company during the three years ended December 31, 1999.

1999 TRANSACTIONS
In connection with its planned divestiture of non-core operations, the Company completed the sale of certain of its non-affiliate pharmacy benefits management operations for net cash proceeds of $65.0 million and recognized a net gain of $60.6 million. In addition, the Company also completed the sale of its HMO operations in Utah, Washington, New Mexico, Louisiana, Texas and Oklahoma, as well as the sale of its two hospitals, a bill review subsidiary, a third-party administrator subsidiary and a PPO network subsidiary. For these businesses, the Company received an aggregate of $60.5 million in net cash proceeds, $12.2 million in notes receivable, $10.7 million in stocks and recognized a net loss of $9.1 million, before taxes. See Note 15 for impairment charges recognized during 1998 on certain of these dispositions.

     In connection with the disposition of the HMO operation in Washington, the Company sold the Medicaid and Basic Health Plan membership and retained under a reinsurance and administrative agreement the commercial membership. At the same time, the Company entered into definitive agreements with PacifiCare of Washington, Inc. and Premera Blue Cross to transition the Company's commercial membership in Washington. The Company anticipates substantially completing the transition during the first half of 2000. The Company also entered into a definitive agreement with PacifiCare of Colorado, Inc. to transition the Company's HMO membership in Colorado. The dispositions do not have a material effect on the consolidated financial statements.

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

     In December 1997, the Company estimated that the loss on the disposal of the workers' compensation segment would approximate $99.0 million (net of income tax benefit of $21.0 million) which included an anticipated loss from operations during the phase-out period from December 1997 through the date of disposal. The pre-tax loss in 1998 was an additional $30.2 million. This was offset by an increase in the rate of the tax benefit of the transaction. Accordingly, the accompanying statement of operations for the year ended December 31, 1998 does not reflect any additional net gain or loss from the disposition.

     CALL CENTER OPERATIONS - In December 1998, the Company sold the clinical algorithms used in its call center operations for $36.3 million in cash, net of transaction costs, and recorded a gain of $1.2 million. In addition, the Company entered into a long-term services agreement with the buyer to provide such services to its members for a period of 10 years.

1997 TRANSACTIONS

ADVANTAGE HEALTH - On April 1, 1997, the Company completed the acquisition of Advantage Health, a group of managed health care companies based in Pittsburgh, Pennsylvania, for $12.5 million in cash. The acquisition was recorded using purchase accounting and the excess of the purchase price over the fair value of the net liabilities assumed of $19.7 million was recorded as goodwill which was being amortized on a straight-line basis over 40 years. In December 1998, the Company adjusted the carrying value of the goodwill to its estimated fair value (see Note 15). Advantage Health remains a party to long-term provider agreements with the seller.

     PACC - On October 22, 1997, the Company completed the acquisitions of PACC HMO and PACC Health Plans (collectively, "PACC"), which are managed health care companies based near Portland, Oregon, for a purchase price of approximately $43.7 million in cash and $14.3 million in investments. The acquisition was recorded using purchase accounting and the excess of the purchase price over the fair value of the assets acquired was recorded as goodwill. The goodwill, in the amount of $30.2 million, is being amortized on a straight-line basis over 40 years.

     FOHP - On April 30, 1997, the Company made a $51.7 million investment in FOHP, Inc. ("FOHP"). FOHP was owned by physicians, hospitals and other health care providers and was the sole shareholder of First Option Health Plan of New Jersey, Inc. ("FOHP-NJ"), a managed health care company. The Company's initial investment was in the form of FOHP debentures convertible up to 71 percent of FOHP's outstanding equity at the Company's discretion. As of December 1, 1997, the Company converted these initial FOHP debentures into 71 percent of FOHP's equity. Additionally, effective December 8, 1997, FOHP issued an additional $29.0 million of convertible debentures to the Company which immediately converted approximately $18.9 million of these debentures into an additional 27 percent of FOHP's outstanding equity increasing FHS' equity holding in FOHP to approximately 98 percent. Goodwill of $98.9 million was recorded as a result of these transactions and is being amortized on a straight-line basis over 40 years. On December 31, 1997, the Company purchased nonconvertible debentures in the amount of $24 million from FOHP. On December 31, 1998, the Company converted approximately $1.2 million of its remaining principal amount of convertible debentures of FOHP into common stock of FOHP. Effective July 30, 1999, the Company purchased the remaining .4% minority interests in FOHP.

     PHYSICIANS HEALTH SERVICES - On December 31, 1997, the Company completed the acquisition of Physicians Health Services, Inc. ("PHS"), a group of managed health care companies based in Shelton, Connecticut. The Company paid approximately $265 million for the approximately nine million PHS shares then outstanding and caused PHS to cash-out approximately $6 million in PHS employee stock options as part of the acquisition. The acquisition has been recorded using purchase accounting and the excess of the purchase price over the fair value of the assets acquired was recorded as goodwill. The goodwill, in the amount of $218.9 million, is being amortized on a straight-line basis over 40 years.

     CHRISTIANIA GENERAL INSURANCE CORPORATION - On May 14, 1997, the Business Insurance Group, Inc., then a subsidiary of the Company, acquired the Christiania General Insurance Corporation of New York ("CGIC") for $12.7 million in cash. The acquisition has been recorded using purchase accounting and the excess of the purchase price over the fair value of the assets acquired was recorded as goodwill. The goodwill, in the amount of $5.2 million, was being amortized on a straight-line basis over 20 years. As previously discussed, the workers' compensation segment is reported as discontinued operations and includes CGIC. The remaining goodwill was reflected in the calculation of the net loss on the sale of this segment.

     The following table reflects unaudited pro forma combined results of operations of the Company and Advantage Health, PACC, FOHP, PHS, and CGIC on the basis that the acquisitions had taken place at the beginning of the year ended December 31, 1997 (in thousands, except per share data):

                                                   1997
-----------------------------------------------------------
 Total revenues                              $8,144,406
 Loss from continuing operations               (176,589)
 Net loss                                      (295,746)
 Basic and diluted loss per share:

    Continuing operations                         (1.43)
    Net                                           (2.39)

-----------------------------------------------------------

NOTE 4 - INVESTMENTS

As of December 31, the amortized cost, gross unrealized holding gains and losses and fair value of the Company's available-for-sale investments were as follows (amounts in thousands):

                                                                                      1999
                                                                                Gross         Gross
                                                                           Unrealized    Unrealized
                                                             Amortized        Holding       Holding       Carrying
                                                                  Cost          Gains        Losses          Value
-------------------------------------------------------------------------------------------------------------------
 Asset-backed securities                                      $116,628           $  5       $(1,600)      $115,033
 U.S. government and agencies                                   98,998             13        (1,645)        97,366
 Obligations of states and other political subdivisions        138,830             10          (833)       138,007
 Corporate debt securities                                      69,602              8        (1,209)        68,401
 Other securities                                               37,808              8           (20)        37,796
-------------------------------------------------------------------------------------------------------------------
                                                              $461,866           $ 44       $(5,307)      $456,603
-------------------------------------------------------------------------------------------------------------------


                                                                                      1998
                                                                                Gross         Gross
                                                                           Unrealized    Unrealized
                                                             Amortized        Holding       Holding       Carrying
                                                                  Cost          Gains        Losses          Value
-------------------------------------------------------------------------------------------------------------------
 Asset-backed securities                                      $135,819         $2,120      $    (39)      $137,900
 U.S. government and agencies                                   59,527          1,385           (48)        60,864
 Obligations of states and other political subdivisions        181,464          2,964           (17)       184,411
 Corporate debt securities                                      57,468          1,539           (36)        58,971
 Other securities                                               79,409            209           (23)        79,595
-------------------------------------------------------------------------------------------------------------------
                                                               513,687          8,217          (163)       521,741
 Equity securities                                              22,103              -       (18,762)         3,341
-------------------------------------------------------------------------------------------------------------------
                                                              $535,790         $8,217      $(18,925)      $525,082
-------------------------------------------------------------------------------------------------------------------


At December 31, 1999, the contractual maturities of the Company's available-for-sale investments were as follows (in thousands):

                                              Estimated
                                     Cost    Fair Value
-----------------------------------------------------------
 Due in one year or less        $ 101,865      $101,847
 Due after one year
    through five years            252,165       249,068
 Due after five years
    through ten years              56,323        54,846
 Due after ten years               51,513        50,842
-----------------------------------------------------------
 Total available for sale       $ 461,866      $456,603
-----------------------------------------------------------

     Proceeds from sales and maturities of investments available for sale during 1999 were $642.2 million, resulting in realized gains and losses of $.7 million and $.1 million, respectively. Proceeds from sales and maturities of investments available for sale during 1998 were $727.4 million, resulting in realized gains and losses of $3.6 million and $0.3 million, respectively. Proceeds from sales and maturities of investments available for sale during 1997 were $597.7 million, resulting in realized gains and losses of $4.7 million and $0.1 million, respectively.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment comprised the following at December 31 (amounts in thousands):

                                        1999       1998
------------------------------------------------------------
 Land                              $  20,645   $ 25,195
 Construction in progress             18,930     17,824
 Buildings and improvements          111,936    157,056
 Furniture, equipment and
    software                         473,042    533,897
------------------------------------------------------------
                                     624,553    733,972

 Less accumulated depreciation       343,824    388,703

------------------------------------------------------------
                                    $280,729   $345,269
------------------------------------------------------------


See Notes 14 and 15 for impairment charges and write-offs recognized during 1998.

NOTE 6 - NOTES PAYABLE, CAPITAL LEASES AND OTHER FINANCING ARRANGEMENTS

Notes payable, capital leases and other financing arrangements comprised the following at December 31 (amounts in thousands):

                                                                                               1999           1998
-------------------------------------------------------------------------------------------------------------------
 Revolving credit facility, variable interest at LIBOR plus 1.50% at
    December 31, 1999, unsecured                                                         $1,039,250     $1,225,000
 Note payable, due December 2000, interest at 7.95%, unsecured                                    -         10,500
 Note payable to California Wellness Foundation, due quarterly with a balloon payment due 2006, variable interest of 2.5% above 3 year Treasury Note auction rate, 8.16% at December 31, 1998
    secured by a cash collateral pledge                                                           -         17,646
 Capital leases and other notes payable                                                       1,358          2,892
-------------------------------------------------------------------------------------------------------------------
 Total notes payable and capital leases                                                   1,040,608      1,256,038
 Notes payable and capital leases-current portion                                             1,256          1,760
-------------------------------------------------------------------------------------------------------------------
 Notes payable and capital leases-noncurrent portion                                     $1,039,352     $1,254,278
-------------------------------------------------------------------------------------------------------------------


REVOLVING CREDIT FACILITY
The Company established in July 1997, a $1.5 billion credit facility (the "Credit Facility") with Bank of America (as Administrative Agent for the Lenders thereto, as amended in April, July, and November 1998 and March 1999 (the "Amendments")). All previous revolving credit facilities were terminated and rolled into the Credit Facility. At the election of the Company, and subject to customary covenants, loans are initiated on a bid or committed basis and carry interest at offshore or domestic rates, at the applicable LIBOR Rate plus margin or the bank reference rate. Actual rates on borrowings under the Credit Facility vary, based on competitive bids and the Company's unsecured credit rating at the time of the borrowing. These rates were 7.19% and 6.19% at December 31, 1999 and 1998, respectively. Under the Amendments, the Company's public issuer rating becomes the exclusive means of setting the facility fee and borrowing rates under the Credit Facility. In addition, certain covenants including financial covenants were amended. The Credit Facility is available for five years, until July 2002, but it may be extended under certain circumstances for two additional years. The weighted average annual interest rate on the Company's notes payable and capital leases was approximately 6.78%, 6.30% and 6.24% for the years ended December 31, 1999, 1998 and 1997. The maximum amount outstanding under the Credit Facility during 1999 was $1.225 billion and maximum commitment level is $1.369 billion at December 31, 1999.

     As of December 31, 1999, the Company was in compliance with the financial covenants of the Credit Facility, as amended in March 1999. The Company may be restricted from paying dividends under certain circumstances from time to time under this Credit Facility.

     Scheduled principal repayments on notes payable, capital leases and other financing arrangements for the next five years are as follows (in thousands):

---------------------------------------------------------
 2000                                            $1,256
 2001                                                19
 2002                                         1,039,333
 2003                                                 -
 2004                                                 -
 Thereafter                                           -
---------------------------------------------------------
 Total notes payable and capital leases      $1,040,608
---------------------------------------------------------


NOTE 7 - STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS
The Company has various stock option plans which cover certain employees, officers and non-employee directors, and employee stock purchase plans under which substantially all full-time employees of the Company are eligible to participate. The stockholders have approved these plans except for the 1998 Stock Option Plan which was adopted by the Company's Board of Directors.

     Under the 1989, 1990, 1991, 1992, 1993, 1997 and 1998 employee stock option plans and the non-employee director stock option plans, the Company grants options at prices at or above the fair market value of the stock on the date of grant. The options carry a maximum term of up to 10 years and in general vest ratably over three to five years. The Company has reserved a total of 23.2 million shares of its Class A Common Stock for issuance under the stock option plans.

     Under the 1997 Employee Stock Purchase plans, the Company provides employees with the opportunity to purchase stock through payroll deductions. Eligible employees may purchase on a monthly basis the Company's Class A Common Stock at 85% of the lower of the market price on either the first or last day of each month.

     Stock option activity and weighted average exercise prices for the years ended December 31 are presented below:

                                             1999                        1998                        1997
                                   -----------------------     -----------------------     -----------------------
                                                  Weighted                    Weighted                    Weighted
                                                   Average                     Average                     Average
                                   Number of      Exercise     Number of      Exercise     Number of      Exercise
                                     Options         Price       Options         Price       Options         Price
-------------------------------------------------------------------------------------------------------------------
 Outstanding at January 1         13,418,473        $20.87     9,636,831        $29.94     7,051,940        $27.75
 Granted                             785,549         12.62     8,021,018         14.05     3,912,040         32.18
 Exercised                            (5,000)        14.50      (514,064)        18.64      (830,021)        22.66
 Canceled                         (1,914,605)        19.93    (3,725,312)        30.28      (497,128)        28.61
-------------------------------------------------------------------------------------------------------------------
 Outstanding at December 31       12,284,417        $20.47    13,418,473        $20.87     9,636,831        $29.94
-------------------------------------------------------------------------------------------------------------------
 Exercisable at December 31        4,824,708                   4,140,362                   5,116,533
-------------------------------------------------------------------------------------------------------------------


     The following table summarizes the weighted average exercise price and weighted average remaining contractual life for significant option groups outstanding at December 31, 1999:

                                             Options Outstanding                         Options Exercisable
-------------------------------------------------------------------------------------------------------------------
                                         Weighted Average           Weighted                              Weighted
        Range of             Number of          Remaining            Average          Number of            Average
 Exercise Prices               Options   Contractual Life     Exercise Price            Options     Exercise Price
-------------------------------------------------------------------------------------------------------------------
  $6.63 - $10.84               710,000               9.06             $10.14             69,666             $10.65
   11.50 - 12.94             5,775,185               5.10              12.91            428,031              12.91
   13.00 - 32.50             4,900,732               6.71              27.35          3,428,511              28.29
   34.69 - 52.81               898,500               5.29              39.74            898,500              39.74
-------------------------------------------------------------------------------------------------------------------
  $6.63 - $52.81            12,284,417               5.98             $20.47          4,824,708             $28.80
-------------------------------------------------------------------------------------------------------------------


     The weighted average fair value for options granted during 1999, 1998 and 1997 was $6.10, $6.00 and $9.95, respectively. The fair values were estimated using the Black-Sholes option-pricing model. The following weighted average assumptions were used in the fair value calculation for 1999, 1998 and 1997, respectively: (i) risk-free interest rate of 6.31%, 4.57% and 5.71%; (ii) expected option lives of 3.9 years, 4.6 years and 3.7 years; (iii) expected volatility for both options and employee purchase rights of 55.7%, 44.5% and 30.0%; and (iv) no expected dividend yield.

     The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option or employee stock purchase plans. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates of options and employee purchase rights consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below for the years ended December 31 (amounts in thousands, except per share data):

                                                                           1999             1998              1997
-------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                As reported          $142,365        $(165,158)        $(187,084)
                                                    Pro forma           132,043         (171,022)         (193,638)
 Basic earnings (loss) per share                  As reported              1.16            (1.35)            (1.52)
                                                    Pro forma              1.08            (1.40)            (1.57)
 Diluted earnings (loss) per share                As reported              1.16            (1.35)            (1.52)
                                                    Pro forma              1.08            (1.40)            (1.56)
-------------------------------------------------------------------------------------------------------------------

     On December 4, 1998, options representing approximately 1.9 million shares of stock granted during 1990 through 1997 at exercise prices ranging from $11.70 to $35.25 were exchanged for options representing approximately 1.4 million shares of stock at an exercise price of $12.94, which was the fair market value of the underlying shares on the grant date.

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

PUBLIC OFFERING
On May 15, 1996, the Company completed a public offering in which the Company sold 3,194,374 shares of Class A Common Stock and the CWF sold 6,386,510 shares of Class A Common Stock (constituting 6,386,510 shares of Class B Common Stock which automatically converted into shares of Class A Common Stock upon the sale) for a per share purchase price to the public of $30.00 (the "Offering"). The proceeds received by the Company from the sale of the 3,194,374 shares of Class A Common Stock were approximately $92.4 million after deducting underwriting discounts and commissions and estimated expenses of the Offering payable by the Company. The Company used its net proceeds from the Offering to repurchase 3,194,374 shares of Class A Common Stock from certain Class A Stockholders. The Company repurchased these shares of Class A Common Stock from the Class A Stockholders at $30.00 per share less transaction costs associated with the Offering, amounting to $1.08 per share. All of these 3,194,374 shares of Class A Common Stock repurchased are currently held in treasury. The Company did not receive any of the proceeds from the sale of shares of Class A Common Stock in the Offering by the CWF.

     On June 27, 1997, the Company redeemed 4,550,000 shares of Class B Common Stock from the CWF at a price of $24.469 per share. The Company provided its consent to permit the CWF to sell 3,000,000 shares of Class B Common Stock to an unrelated third party in June of 1997 and the CWF had the right to sell an additional 450,000 shares of Class B Common Stock to unrelated third parties, which it did throughout August of 1997. On November 6, 1997, the Company also provided its consent to permit the CWF to sell 1,000,000 shares of Class B Common Stock to unrelated third parties. In addition, on June 1, 1998, the Company gave its consent to permit the CWF to sell (and on June 18, 1998, the CWF sold) 5,250,000 shares of Class B Common Stock to unrelated third parties. In 1999, the CWF sold 2,909,600 shares of Class B Common Stock to unrelated third parties. Pursuant to the Company's Certificate of Incorporation, all of such shares of Class B Common Stock automatically converted into shares of Class A Common Stock in the hands of such third parties.

SHAREHOLDER RIGHTS PLAN
On May 20, 1996, the Board of Directors of the Company declared a dividend distribution of one right (a "Right") for each outstanding share of the Company's Class A Common Stock and Class B Common Stock (collectively, the "Common Stock"), to stockholders of record at the close of business on July 31, 1996 (the "Record Date"). The Board of Directors of the Company also authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights, and the expiration of the Rights and in certain other circumstances. Rights will attach to all Common Stock certificates representing shares then outstanding and no separate Rights Certificates will be distributed. Subject to certain exceptions contained in the Rights Agreement, the Rights will separate from the Common Stock in the event any person acquires 15% or more of the outstanding Class A Common Stock, the Board of Directors of the Company declares a holder of 10% or more of the outstanding Class A Common Stock to be an "Adverse Person," or any person commences a tender offer for 15% of the Class A Common Stock (each event causing a "Distribution Date").

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

NOTE 9 - EMPLOYEE BENEFIT PLANS

DEFINED CONTRIBUTION RETIREMENT PLANS
The Company and certain subsidiaries sponsor defined contribution retirement plans intended to qualify under Section 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Participation in the plans is available to substantially all employees who meet certain eligibility requirements and elect to participate. Employees may contribute up to the maximum limits allowed by Sections 401(k) and 415 of the Code, with Company contributions based on matching or other formulas. The Company's expense under the plans totaled $7.8 million, $7.4 million and $4.2 million for the years ended December 31, 1999, 1998 and 1997, respectively.

DEFERRED COMPENSATION PLANS
Effective May 1, 1998, the Company adopted a deferred compensation plan pursuant to which certain management and highly compensated employees are eligible to defer between 5% and 50% of their regular compensation and between 5% and 100% of their bonuses, and non-employee Board members are eligible to defer up to 100% of their directors compensation. The compensation deferred under this plan is credited with earnings or losses measured by the mirrored rate of return on investments elected by plan participants. Each plan participant is fully vested in all deferred compensation and earnings credited to his or her account. At December 31, 1999, the employee deferrals were invested through a trust.

     Prior to May 1997, certain members of management, highly compensated employees and non-employee Board members were permitted to defer payment of up to 90% of their compensation under a prior deferred compensation plan (the "Prior Plan"). As part of the FHS Combination, the Prior Plan was frozen in May 1997 at which time each participant's account was credited with three times the 1996 Company match (or a lesser amount for certain participants) and each participant became 100% vested in all such contributions. The current provisions with respect to the form and timing of payments under the Prior Plan remain unchanged. At December 31, 1999 and 1998, the liability under these plans amounted to $20.9 million and $27.9 million, respectively. The Company's expense under this plan totaled $5.6 million, $6.1 million and $7.8 million for the years ended December 31, 1999, 1998 and 1997, respectively.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

RETIREMENT PLANS - In 1992, the Company adopted a non-qualified Supplemental Executive Retirement Plan (the "Prior SERP"). Certain key executives were eligible to participate in the Prior SERP. Under the provisions of the Prior SERP, these executives could elect to credit amounts to the Prior SERP in lieu of compensation. The annual amount so credited was equal to 50% of the premium that would be required to fund a premium variable life insurance policy. The Company then credited the executives SERP account with the remaining 50% premium. The amounts contributed under this plan are credited with earnings or losses measured by the mirrored rate of return on investments elected by plan participants. Upon death, prior to retirement or termination, beneficiaries are entitled to receive the entire death benefit under the policy plus an additional 78.5% of policy benefits. At retirement or termination, the executive is entitled to the cash surrender value of the policy (up to the value of the executive's account) plus an additional 78.5% of the value of the executive's account. The retirement or termination benefit must be paid to the executive in a lump sum. This Prior SERP was discontinued in December 1995.

     In 1995, the Company adopted two unfunded non-qualified defined benefit pension plans, a Supplemental Executive Retirement Plan and a Directors' Retirement Plan (collectively, the "FHC SERPs"). The Company has two additional unfunded non-qualified defined benefit pension plans, a Supplemental Executive Retirement Plan (adopted in 1996) and a Directors' Retirement Plan (collectively, the "HSI SERPs"). These plans cover key executives, as selected by the Board of Directors, and non-employee directors. Benefits under the plans are based on years of service and level of compensation.

     As part of the FHS Combination, the FHC SERPs were frozen in April 1997 at which time each participant became 100% vested in his or her benefits under the plans which are equal to 90% of the actuarial equivalent of the participant's retirement benefit as of December 31, 1996. All benefits under the FHC SERPs were paid out either in cash, or as a rollover to the FHS deferred compensation plan.

     POSTRETIREMENT HEALTH AND LIFE PLANS - Certain subsidiaries of the Company sponsor postretirement defined benefit health care plans that provide postretirement medical benefits to directors, key executives, employees and dependents who meet certain eligibility requirements. Under these plans, the Company pays a percentage of the costs of medical, dental and vision benefits during retirement. The plans include certain cost-sharing features such as deductibles, co-insurance and maximum annual benefit amounts which vary based principally on years of credited service.

     On December 31, 1998, the Company adopted SFAS No. 132 "Employers' Disclosures about Pension and Other Postretirement Benefits" ("SFAS No. 132"), which revises employers' disclosures about pension and other postretirement benefit plans. SFAS No. 132 standardizes the disclosure requirements. The Company has chosen to disclose the information required by SFAS No. 132 by aggregating retirement plans into one category and postretirement plans into another category.

     The following table sets forth the plans' funded status and amounts recognized in the Company's financial statements (amounts in thousands):

                                                                    Pension Benefits     Other Benefits
                                                             ----------------------------------------------
                                                                  1999        1998        1999        1998
                                                             ========== =========== =========== ===========
 Change in benefit obligation:
    Benefit obligation, beginning of year                     $ 15,103    $  8,078    $  4,060    $  5,527
    Service cost                                                 1,762       1,525         603         356
    Interest cost                                                  989         756         324         252
    Plan amendments                                                  -       1,501           -        (777)
    Benefits paid                                               (1,112)       (262)        (94)       (209)
    Actuarial loss (gain)                                       (4,455)      3,505         613      (1,089)
                                                             ---------- ----------- ----------- -----------
    Projected benefit obligation, end of year                 $ 12,287    $ 15,103    $  5,506    $  4,060
                                                             ---------- ----------- ----------- -----------
 Change in fair value of plan assets:
    Plan assets, beginning of year                            $      -    $      -    $      -    $      -
    Employer contribution                                        1,112         262          21         138
    Benefits paid                                               (1,112)       (262)        (21)       (138)
                                                             ---------- ----------- ----------- -----------
    Plan assets, end of year                                  $      -    $      -    $      -    $      -
                                                             ---------- ----------- ----------- -----------
    Funded status of plans                                    $(12,287)   $(15,103)   $ (5,506)   $ (4,060)
    Unrecognized prior service cost                              4,969       5,442        (211)       (217)
    Unrecognized (gain) loss                                    (3,338)      1,220      (1,645)     (2,316)
                                                             ---------- ----------- ----------- -----------
    Net amount recognized                                     $(10,656)   $ (8,441)   $ (7,362)   $ (6,593)
                                                             ---------- ----------- ----------- -----------
 Amounts recognized in the consolidated balance sheet:
    Accrued benefit liability                                 $(10,656)   $(10,161)   $ (7,362)   $ (6,593)
    Intangible asset                                                 -       1,720           -           -
                                                             ---------- ----------- ----------- -----------
    Net amount recognized                                     $(10,656)   $ (8,441)   $ (7,362)   $ (6,593)
                                                             ---------- ----------- ----------- -----------


     The components of net periodic benefit costs for the years ended December 31, 1999, 1998 and 1997 are as follows (amounts in thousands):

                                                   Pension Benefits                         Other Benefits
                                         --------------------------------------------------------------------------
                                            1999         1998         1997          1999         1998         1997
                                         ========== ============= ============ ============= ============ =========
 Service cost                             $1,762       $1,525       $1,122          $603         $356        $   -
 Interest cost                               989          756          418           324          252           86
 Amortization of transition obligation         -            -            -             -            -           10
 Amortization of prior service cost          474          308          293            (6)          (8)          37
 Amortization of unrecognized
    (gain) loss                              103           72          (17)          (58)        (115)          (6)
                                         ---------- ------------- ------------ ------------- ------------ --------
                                           3,328        2,661        1,816           863          485          127
 Cost of subsidiary plan
    curtailment                                -        1,896            -             -          (13)         531
                                         ---------- ------------- ------------ ------------- ------------ ---------
 Net periodic benefit cost                $3,328       $4,557       $1,816          $863         $472        $ 658
                                         ---------- ------------- ------------ ------------- ------------ ---------

     The weighted average annual discount rate assumed was 7.75% and 6.75% for the years ended December 31, 1999 and 1998, respectively, for both pension plan benefit plans and other postretirement benefit plans. Weighted average compensation increases of between 2% to 6% for the years ended December 31, 1999 and 1998, respectively, were assumed for the pension benefit plans.

     For measurement purposes, depending upon the type of coverage offered, a 6% annual rate of increase in the per capita cost covered health care benefits was assumed for 1999, and 6.25% was assumed for 1998. These rates were assumed to decrease gradually to 4.5% in 2006 for 1999 and between 4.5% and 6.0% in 2005 for 1998.

     The Company has multiple postretirement medical benefit plans. The Company acquired PACC effective September 30, 1997, including its frozen postretirement benefit plan. The PACC plan is non-contributory. The FHC plan is contributory by certain participants. The account for the FHC plan anticipates future cost-sharing changes to the plan consistent with the Company's expressed intent to increase retiree contributions at the same rates as the Company's premium increases. The Health Net plan is non-contributory for employees retired prior to December 1, 1995 who have attained the age of 62; employees retiring after December 1, 1995 who have attained age 62 contribute from 25% to 100% of the cost of coverage depending upon years of service.

     A one-percentage-point change in assumed health care cost trend rates would have the following effects (amounts in thousands):

                                      1-percentage     1-percentage
                                    point increase   point decrease
                                ================== ================
 Effect on total of service
    and interest cost, 1999                 $  249           $(182)
 Effect on postretirement
    benefit obligation,
    12/31/99                                 1,171            (887)
                                ------------------ ----------------

     The Company has no minimum pension liability adjustment to be included in comprehensive income.

PERFORMANCE-BASED ANNUAL BONUS PLAN

In 1998, the Company adopted a Performance-Based Annual Bonus Plan that qualified under Section 162(m) of the Code (the "162(m) Plan"). Under the 162(m) Plan, if the Company achieved greater than $250 million in consolidated income from operations before taxes (as determined under GAAP consistently applied, excluding any non-recurring or extraordinary charges), certain executives were potentially eligible to receive cash bonuses from a pool of $7.5 million based on the executives' salaries in relation to the pool. Amounts payable to such executives from such pool were subject to downward adjustment by the Company's Compensation and Stock Option Committee of the Board of Directors. The $250 million performance goal for the 162(m) Plan was not met for 1999. This existing 162(m) Plan will terminate effective December 31, 1999 in the event stockholder approval of a new Management Incentive Plan is received at the Company's 2000 Annual Stockholders Meeting.

NOTE 10 - INCOME TAXES

Significant components of the provision (benefit) for income taxes are as follows for the years ended December 31 (amounts in thousands):

                            1999        1998       1997
                       ========== =========== ==========
 Current:
    Federal             $ 29,080   $   6,346   $(12,894)
    State                 (6,448)      3,897      3,183
                       ---------- ----------- ----------
 Total current            22,632      10,243     (9,711)
                       ---------- ----------- ----------
 Deferred:
    Federal               52,419    (121,800)   (57,150)
    State                 21,175      (7,630)    (5,478)
                       ---------- ----------- ----------
 Total deferred           73,594    (129,430)   (62,628)
                       ---------- ----------- ----------
 Total provision
    (benefit) for
    income taxes        $ 96,226   $(119,187)  $(72,339)
                       ---------- ----------- ----------

     Income tax expense (benefit) is included in the consolidated financial statements as follows for the years ended December 31 (amounts in thousands):

                            1999        1998       1997
                       ========== =========== ==========
 Continuing
    operations          $ 96,226   $ (88,996)  $(21,418)
 Discontinued
    operations                 -     (30,191)   (50,921)
                       ---------- ----------- ----------
 Total provision
    (benefit) for
    income taxes        $ 96,226   $(119,187)  $(72,339)
                       ---------- ----------- ----------

     A reconciliation of the statutory federal income tax rate and the effective income tax rate on income from continuing operations is as follows for the years ended December 31:

                                  1999     1998    1997
                                ======== ======= =======
 Statutory federal income
    tax rate                       35%    (35)%   (35)%
 State and local taxes, net of
    federal income tax effect       4      (1)     (3)
 Tax exempt interest income        (1)     (1)     (2)
 Goodwill amortization              3       6       6
 Valuation allowance adjustment     -       -      (2)
 Examination settlements           (2)      -       -
 Merger transaction costs           -      (3)      8
 Other, net                         -      (1)      4
                                -------- ------- -------
 Effective income tax rate         39%    (35)%   (24)%
                                -------- ------- -------

     Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows (amounts in thousands):

                                        1999       1998
                                  =========== ===========
 DEFERRED TAX ASSETS:
 Accrued liabilities                $ 52,491   $ 91,993
 Insurance loss reserves and
    unearned premiums                  6,144      3,616
 Tax credit carryforwards              8,059          -
 Accrued compensation and
    benefits                          33,838     31,097
 Restructuring reserves                4,025     30,462
 Net operating loss carryforwards    165,023    190,913
 Other                                16,363      5,667
                                  ----------- ------------
 Deferred tax assets before
    valuation allowance              285,943    353,748
 Valuation allowance                 (47,092)   (48,452)
                                  ----------- ------------
 Net deferred tax assets            $238,851   $305,296
                                  ----------- ------------
 DEFERRED TAX LIABILITIES:
 Depreciable and amortizable
    property                        $ 35,388   $ 26,077
 Other                                    50         14
                                  ----------- ------------
 Deferred tax liabilities           $ 35,438   $ 26,091
                                  =========== ============

     In 1998 and 1997, income tax benefits attributable to employee stock option transactions of $6.3 million and $4.5 million, respectively, were allocated to stockholders' equity. No income tax benefits were allocated to stockholders' equity during 1999.

     As of December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $439.9 million and $246.2 million, respectively. The net operating loss carryforwards expire between 2001 and 2019. Limitations on utilization may apply to approximately $111.2 million and $143.4 million of the federal and state net operating loss carryforwards, respectively. Accordingly, valuation allowances have been provided to account for the potential limitations on utilization of these tax benefits. The valuation allowance decrease of $1.4 million in 1999 was due primarily to utilization of state net operating loss carryforwards. Of the $47.1 million (tax effected) remaining valuation allowance, $45.4 million, pertains primarily to an acquired subsidiary's deferred tax assets. In the event that any portion of the deferred tax assets related to this subsidiary is realized, the future tax benefits will be allocated to reduce the associated goodwill.

NOTE 11 - REGULATORY REQUIREMENTS

All of the Company's health plans as well as its insurance subsidiaries are required to periodically file financial statements with regulatory agencies in accordance with statutory accounting and reporting practices. Under the California Knox-Keene Health Care Service Plan Act of 1975, as amended, California plans must comply with certain minimum capital or tangible net equity requirements. The Company's non-California health plans, as well as its health and life insurance companies, must comply with their respective state's minimum regulatory capital requirements and in certain cases, maintain minimum investment amounts for the restricted use of the regulators which as of December 31, 1999 totaled $84.7 million. Also, under certain government regulations, certain subsidiaries are required to maintain a current ratio of 1:1 and to meet other financial standards.

     As a result of the above requirements and other regulatory requirements, certain subsidiaries are subject to restrictions on their ability to make dividend payments, loans or other transfers of cash to the Company. Such restrictions, unless amended or waived, limit the use of any cash generated by these subsidiaries to pay obligations of the Company. Management believes that as of December 31, 1999, substantially all of the Company's health plans and insurance subsidiaries met their respective regulatory requirements.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

In July 1996, the Company's predecessor, HSI, the owner of 1,234,544 shares of Series F Preferred Stock of Health Data Sciences Corporation ("HDS"), voted its HDS shares in favor of the acquisition of HDS by Medaphis Corporation ("Medaphis"). HSI received as the result of the acquisition 976,771 shares of Medaphis common stock in exchange for its Series F Preferred Stock.
In November 1996, HSI filed a lawsuit against Medaphis and its former Chairman and Chief Executive Officer. The Company alleged that Medaphis and certain insiders deceived the Company by presenting materially false financial statements and by failing to disclose that Medaphis would shortly reveal a "write off" of up to $40 million in reorganization costs and would lower its earnings estimate for the following year, thereby more than halving the value of the Medaphis shares received by the Company.

     In September 1999, the Company and Medaphis (which changed its name to Per-Se Technologies, Inc. ("Per-Se")) entered into a Settlement Agreement and Release pursuant to which the Company received net proceeds of approximately $25 million consisting of cash from Per-Se and Per-Se's insurers and proceeds from the sale of both the 976,771 shares of Medaphis (now Per-Se) common stock then owned by the Company and additional shares of Per-Se common stock issued to the Company as part of the settlement. In exchange, the Company and Per-Se terminated the ongoing litigation and granted each other a general release. The gain recognized in the consolidated statement of operations as of December 31, 1999 was immaterial.

     Complaints have been filed in federal and state courts seeking an unspecified amount of damages on behalf of an alleged class of persons who purchased shares of common stock, convertible subordinated debentures and options to purchase common stock of FPA at various times between February 3, 1997 and May 15, 1998. The complaints allege that the Company and certain former officers violated federal and state securities laws by misrepresenting and failing to disclose certain information about a 1996 transaction between the Company and FPA, about FPA's business and about the Company's 1997 sale of FPA common stock held by the Company. Based in part on advice from litigation counsel to the Company and upon information presently available, management believes these suits are without merit and intends to vigorously defend the actions.

     In November 1999, a complaint was filed seeking certification of a nationwide class action and alleging that cost containment measures used by FHS-affiliated health maintenance organizations, preferred provider organizations and point-of-service health plans violate provisions of the federal Racketeer Influenced and Corrupt Organizations Act and the federal Employee Retirement Income Security Act ("ERISA"). The action seeks unspecified damages and injunctive relief. In January 2000, the court stayed the case pending resolution of matters in an action pending against one of the Company's competitors. Based in part on advice from litigation counsel to the Company and upon information presently available, management believes this suit is without merit and intends to vigorously defend the action.

     In September 1983, a lawsuit was filed by Baja, Inc. ("Baja") against a hospital that was subsequently acquired by the Company in October 1992. The lawsuit arose out of a multi-phase written contract for operation of a pharmacy at the hospital during the period September 1978 through September 1983. In August 1993, Baja was awarded $549,532 on a portion of its claim. In July 1995, Baja was awarded an additional $1,015,173 plus interest in lost profits damages. In October 1995, both parties appealed the decision and portions of the judgment were reversed. In January 2000, after further proceedings on the issue of Baja's lost profits, Baja was awarded an additional $4,996,019 plus pre-judgment interest. The Company is in the process of preparing appropriate post-trial motions in this case, and is also considering an appeal of the final judgment. Such costs have been accrued and recorded in the consolidated financial statements.

     In December 1999, one of the Company's subsidiaries was sued by the Attorney General of Connecticut on behalf of a group of state residents. The lawsuit is premised on ERISA, and alleges that the Company has violated its duties under that act and seeks to have the Company revamp its formulary system, and to provide patients with written denial notices and instructions on how to appeal. The Company intends to defend the lawsuit vigorously, and has filed a motion to dismiss which asserts that the state residents all received a prescription drug appropriate for their conditions and therefore suffered no injuries whatsoever, that the Attorney General's office lacks standing to bring the suit, and that the allegations fail to state a claim under ERISA. A decision is expected in the second quarter of 2000.

     The Company is involved in various other legal proceedings, which are routine in its business.

     Based in part on advice from litigation counsel to the Company and upon information presently available, the resolution of all of the above matters should not have a material adverse effect on the financial position or results of operations of the Company.

OPERATING LEASES

The Company leases administrative and medical office space under various operating leases. Certain medical office space is subleased to participating medical groups doing business with the Company. Certain leases contain renewal options and rent escalation clauses.

     In 1995, the Company entered into a $60 million tax retention operating lease with NationsBank of Texas, N.A., as Administrative Agent for the Lenders who are parties thereto, and First Security Bank of Utah, N.A., as Owner Trustee, (the "TROL Agreement") for the construction of health care centers and a corporate facility. Under the TROL Agreement, rental payments commenced upon completion of construction, with a guarantee of 87% to the lessor of the residual value of properties leased at the end of the lease term. After the initial five year noncancelable lease term, the lease may be extended by agreement of the parties or the Company must purchase or arrange for sale of the leased properties. The Company has committed to a maximum guaranteed residual value of $30.8 million under this agreement at December 31, 1999.

     Future minimum lease commitments for noncancelable operating leases at December 31, 1999 are as follows (amounts in thousands):

 2000                                  $ 44,440
 2001                                    37,969
 2002                                    23,411
 2003                                    13,349
 2004                                     7,656
 Thereafter                               6,224
                                     -----------
 Total minimum lease commitments       $133,049
                                     -----------

     Rent expense totaled $49.0 million, $50.3 million and $48.7 million in 1999, 1998 and 1997, respectively.

NOTE 13 - RELATED PARTIES

Two current directors of the Company and one prior director are partners in law firms which received legal fees totaling $1.2 million, $1.0 million, and $1.1 million in 1999, 1998, and 1997, respectively. One current director is an officer of IBM which the Company paid $9.0 million and $8.0 million for services in 1999 and 1998, respectively, and one current director is also a director of a temporary staffing company which the Company paid $11.0 million and $20.4 million in 1999 and 1998, respectively. An officer of a contracted hospital was also a member of the Company's Board of Directors until April 1, 1997. Medical costs paid to the hospital totaled $67.1 million in 1997. Such contracted hospital is also an employer group of the Company from which the Company receives premium revenues at standard rates.

     A director of the Company was paid an aggregate of $95,000 in consulting fees in 1999 and 2000 due to various services provided to the Company in connection with the closing of its operations in Pueblo,Colorado (see Note 15). In addition, two of this director's law firm partners purchased a building from the Company in Pueblo,Colorado, for $405,000 in 1999.

     During 1998, three executive officers of the Company, in connection with their hire or relocation, received one-time loans from the Company aggregating $775,000 which ranged from $125,000 to $400,000 each. The loans accrue interest at the prime rate and each is payable upon demand by the Company in the event of a voluntary termination of employment of the respective officer or termination for cause. During 1999, three executive officers of the Company, in connection with their hire or relocation, received one-time loans from the Company aggregating $550,000 which ranged from $100,000 to $300,000 each. The loans accrue interest at the prime rate and each is payable upon demand by the Company in the event of a voluntary termination of employment of the respective officer or termination for cause.

     The principal and interest of the loans will be forgiven by the Company at varying times between one and five years after the date of hire or relocation of the respective officers. As of December 31, 1999 a portion of a loan to one executive officer was forgiven for $83,000 and the aggregate outstanding principal balance of the six loans was $1,242,000.

NOTE 14 - ASSET IMPAIRMENT, MERGER, RESTRUCTURING AND OTHER CHARGES

The following sets forth the principal components of asset impairment, merger, restructuring and other costs for the years ended December 31 (amounts in millions):

                                  1999     1998    1997
                               ======== ======== =======
 Severance and benefit
    related costs                $17.2  $  21.2  $ 61.4
 Provider network
    consolidation costs              -        -    36.2
 Real estate lease
    termination costs              0.8        -     7.9
 Asset impairments and other
    charges related to FPA
    Medical Management               -     84.1       -
 Asset impairment and
    other costs                    6.2     112.4   44.0
 Merger related costs                -        -    69.6
 Gem costs                           -        -    57.5
 Other costs                       1.7     22.4    12.6
                               -------- -------- -------
                                  25.9    240.1   289.2
                               -------- -------- -------
 Modifications to prior year
    restructuring plans          (14.2)       -    (2.7)
                               -------- -------- -------
 Total                           $11.7  $ 240.1  $286.5
                               -------- -------- -------


1999 CHARGES

The following tables summarize the 1999 charges by quarter and by type (amounts in millions):

                                                                         1999 Activity
                                              1999         Net           -------------     Balance at      Expected
                               1999  Modifications        1999         Cash               December 31,  Future Cash
                            Charges    to Estimate     Charges     Payments      Non-Cash         1999      Outlays
                         ============ ============== =========== ============ ============= ============ ==========
 Severance and benefit
    related costs             $18.5        $(1.3)       $17.2       $ (8.6)            -         $8.6        $ 8.6
 Asset impairment costs         6.2            -          6.2            -        $ (6.2)           -            -
 Real estate lease
    termination costs           0.8            -          0.8         (0.8)            -            -            -
 Other costs                    1.8         (0.1)         1.7         (1.4)            -          0.3          0.3
                         ------------ -------------- ----------- ------------ ------------- ------------ ----------
 Total                        $27.3        $(1.4)       $25.9       $(10.8)       $ (6.2)        $8.9         $8.9
                         ------------ -------------- ----------- ------------ ------------- ------------ ----------
 First Quarter 1999
    Charge                    $21.1        $(1.4)       $19.7       $(10.8)            -         $8.9        $ 8.9
 Fourth Quarter 1999
    Charge                      6.2            -          6.2            -          (6.2)           -            -
                         ------------ -------------- ----------- ------------ ------------- ------------ ----------
 Total                        $27.3        $(1.4)       $25.9       $(10.8)       $ (6.2)        $8.9        $ 8.9
                         ------------ -------------- ----------- ------------ ------------- ------------ ----------

     The Company initiated during the fourth quarter of 1998 a formal plan to dispose of certain Central Division health plans included in the Company's Health Plan Services segment in accordance with its anticipated divestitures program. In this connection, the Company announced in 1999 its plan to close the Colorado regional processing center, terminate employees and transfer its operations to the Company's other administrative facilities. In addition, the Company also announced its plans to consolidate certain administrative functions in its Northwest health plan operations. During the first and fourth quarters ended March 31, 1999 and December 31, 1999, the Company recorded pretax charges for restructuring and other charges of $21.1 million (the "1999 Charges") and $6.2 million, respectively.

     SEVERANCE AND BENEFIT RELATED COSTS - The 1999 Charges included $18.5 million for severance and benefit costs related to executives and operations employees at the Colorado regional processing center and operations employees at the Northwest health plans. The operations functions include premium accounting, claims, medical management, customer service, sales and other related departments. The 1999 Charges included the termination of a total of 773 employees. As of December 31, 1999, 457 employees had been terminated and $8.6 million had been paid. Termination of the remaining 316 employees is expected to be completed during the first half of 2000. Modifications to the initial estimate of $1.3 million were recorded during 1999.

     ASSET IMPAIRMENT COSTS - During the fourth quarter ended December 31, 1999, the Company recorded asset impairment costs totaling $6.2 million related to impairment of certain long-lived assets held for disposal (see Note 15).

     REAL ESTATE LEASE TERMINATION AND OTHER COSTS - The 1999 Charges included $2.6 million related to termination of real estate obligations and other costs to close the Colorado regional processing center.

1998 CHARGES

The following tables summarize the 1998 charges by quarter and by type (amounts in millions):


                                         Activity during 1998                      1999 Activity
                                         --------------------                      -------------                            Expected
                                                                  Balance at                               1999  Balance at   Future
                                      1998      Cash                Dec. 31,      Cash            Modifications      Dec.31,    Cash
                                   Charges  Payments   Non-Cash        1998   Payments   Non-Cash   to Estimate        1999  Outlays
                                   ======== ========== ========== =========   ========   ======== =============  ==========  =======
 Severance and benefit related
    costs                          $   21.2   $ (13.2)  $   (1.9)   $   6.1   $  (5.0)   $    -        $  (1.0)   $  0.1      $  0.1
 Asset impairment and other
    charges related to FPA             84.1     (11.0)     (63.5)       9.6      (5.6)     (3.4)          (0.6)      -             -
 Asset impairment and other           112.4       -        (97.8)      14.6      (0.8)     (3.1)         (10.7)      -             -
 Other costs                           22.4      (2.1)      (9.6)      10.7      (1.4)     (9.0)          (0.3)      -             -
                                   --------   --------  ---------   -------   --------   -------       --------   ------      ------
 Total                             $  240.1   $ (26.3)  $ (172.8)   $  41.0   $ (12.8)   $(15.5)       $ (12.6)   $  0.1      $  0.1
                                   --------   --------  ---------   -------   --------   -------       --------   ------      ------


 Second Quarter 1998 Charge        $   50.0   $  (4.5)  $  (41.1)   $   4.4   $  (4.4)   $    -        $     -     $   -      $    -
 Third Quarter 1998 Charge             71.7     (17.1)     (33.9)      20.7      (6.6)    (12.1)          (1.9)      0.1         0.1
 Fourth Quarter 1998 Charge           118.4      (4.7)     (97.8)      15.9      (1.8)     (3.4)         (10.7)        -           -
                                   --------   --------  ---------   -------   --------   -------       --------   ------      ------
 Total                             $  240.1   $ (26.3)  $ (172.8)   $  41.0   $ (12.8)   $(15.5)       $ (12.6)   $  0.1      $  0.1
                                   --------   --------  ---------   -------   --------   -------       --------   ------      ------

     SEVERANCE AND BENEFIT RELATED COSTS - During the third quarter ended September 30, 1998, the Company recorded severance costs of $21.2 million related to staff reductions in selected health plans and the corporate centralization and consolidation. This plan includes the termination of 683 employees in seven geographic locations primarily relating to corporate finance and human resources functions and California operations. As of December 31, 1999, termination of employees had been completed and $20.1 million had been recorded as severance under this plan.

     FPA MEDICAL MANAGEMENT - On July 19, 1998, FPA Medical Management, Inc. ("FPA") filed for bankruptcy protection under Chapter 11 of the Federal Bankruptcy Code. FPA, through its affiliated medical groups, provided services to approximately 190,000 of the Company's affiliated members in Arizona and California and also leased health care facilities from the Company. FPA has discontinued its medical group operations in these markets and the Company has made other arrangements for health care services to the Company's affiliated members. The FPA bankruptcy and related events and circumstances caused management to re-evaluate the decision to continue to operate the facilities and management determined to sell the 14 properties, subject to bankruptcy court approval. Management immediately commenced the sale process upon such determination. The estimated fair value of the assets held for disposal was determined based on the estimated sales prices less the related costs to sell the assets. Management believed that the net proceeds from a sale of the facilities would be inadequate to enable the Company to recover their carrying value. Based on management's best estimate of the net realizable values, the Company recorded charges totaling approximately $84.1 million. These charges were comprised of $63.0 million for real estate asset impairments, $10.0 million impairment adjustment of a note received as consideration in connection with the 1996 sale of the Company's physician practice management business and $11.1 million for other items. These other items included payments made to Arizona physician specialists totaling $3.4 million for certain obligations that FPA had assumed but was unable to pay due to its bankruptcy, advances to FPA to fund certain operating expenses totaling $3.0 million, and other various costs totaling $4.7 million. The carrying value of the assets held for disposal totaled $11.3 million at December 31, 1999. There have been no further adjustments to the carrying value of these assets held for disposal. As of December 31, 1999, 12 properties have been sold which has resulted in net gains of $5.0 million during 1999 and $3.6 million in 1998 which are included in net gains on sale of businesses and buildings. The remaining properties are expected to be sold during 2000. The suspension of real estate depreciation has an annual impact of approximately $2.0 million. The results of operations attributable to FPA real estate assets were immaterial during 1998 and 1999.

     ASSET IMPAIRMENT AND OTHER CHARGES - During the fourth quarter ended December 31, 1998, the Company recorded impairment and other charges totaling $118.4 million. Of this amount, $112.4 million related to impairment of certain long-lived assets held for disposal (see Note 15) and $6 million related to the FPA bankruptcy.

     OTHER COSTS - The Company recorded other costs of $22.4 million which included the adjustment of amounts due from a third-party hospital system that filed for bankruptcy which were not related to the normal business of the Company totaling $18.6 million, and $3.8 million related to other items such as fees for consulting services from one of the Company's prior executives and costs related to exiting certain rural Medicare markets.

     During 1999, modifications of $12.6 million to the initial estimates were recorded. These credits to the 1998 charges included: $10.7 million from reductions to asset impairment costs and $1.9 million from reductions to initially anticipated involuntary severance costs and other adjustments.

     In addition, other charges totaling $103.3 million were recorded in the third quarter ended September 30, 1998. These charges mostly related to contractual adjustments, equitable adjustments relating to government contracts, payment disputes with contracted provider groups and premium deficiency reserves and were primarily included in health care costs within the consolidated statement of operations. The Company also recorded in the fourth quarter ended December 31, 1998, $67.5 million of other charges primarily related to litigation in the normal course of business for non-core operations totaling $18.6 million and other charges totaling $48.9 million primarily related to bad debts, claims and premium deficiency reserves for certain health plans whose health care costs exceeded the contractual premiums. These charges are included as part of health plan services and SG&A expenses within the consolidated statement of operations.

1997 CHARGES

The following tables summarize the 1997 charges by quarter and by type (amounts in millions):


                                                                    Activity during
                                                                      1997 and 1998
                                               1997      Net      -----------------
                                      Modifications     1997      Cash
                         1997 Charge    to Estimate  Charges  Payments   Non-Cash
-----------------------------------------------------------------------------------
Severance and benefit
  related costs           $   71.1      $  (9.7)    $   61.4  $  (51.9)  $  (6.6)
Provider network
  consolidation costs         44.3         (8.1)        36.2     (27.7)      -
Asset impairment
  costs                       46.0         (2.0)        44.0      (5.4)    (35.2)
Real estate lease
  termination costs           30.1        (22.2)         7.9      (5.0)      -
-----------------------------------------------------------------------------------
Total restructuring
  costs                      191.5        (42.0)       149.5     (90.0)    (41.8)
Merger related costs          73.2         (3.6)        69.6     (64.8)     (4.8)
Gem costs                     57.5          -           57.5     (54.0)     (3.5)
Other costs                   12.6          -           12.6       -       (12.6)
-----------------------------------------------------------------------------------
Total                     $  334.8      $ (45.6)    $  289.2  $ (208.8)  $ (62.7)
-----------------------------------------------------------------------------------
Second Quarter
  1997 Charge             $  328.8      $ (45.6)    $  283.2  $ (205.0)  $ (60.5)
Fourth Quarter
  1997 Charge                  6.0          -            6.0      (3.8)     (2.2)
-----------------------------------------------------------------------------------
Total                     $  334.8      $ (45.6)    $  289.2  $ (208.8)  $ (62.7)
-----------------------------------------------------------------------------------



                                      1999 Activity                                  Expected
                        Balance at   -----------------             1999  Balance at    Future
                          Dec. 31,      Cash              Modifications     Dec.31,      Cash
                              1998  Payments  Non-Cash      to Estimate        1999   Outlays
---------------------------------------------------------------------------------------------
Severance and benefit
  related costs           $   2.9    $  (2.4)   $   -        $ (0.5)       $  -        $  -
Provider network
  consolidation costs         8.5       (7.0)      (0.7)       (0.8)          -           -
Asset impairment
  costs                       3.4        -         (3.3)       (0.1)          -           -
Real estate lease
  termination costs           2.9       (2.7)       -          (0.2)          -           -
---------------------------------------------------------------------------------------------
Total restructuring
  costs                      17.7      (12.1)      (4.0)       (1.6)          -           -
Merger related costs          -          -          -           -             -           -
Gem costs                     -          -          -           -             -           -
Other costs                   -          -          -           -             -           -
---------------------------------------------------------------------------------------------
Total                     $  17.7    $ (12.1)    $ (4.0)     $ (1.6)       $  -        $  -
---------------------------------------------------------------------------------------------
Second Quarter
  1997 Charge             $  17.7    $ (12.1)    $ (4.0)     $ (1.6)       $  -        $  -
Fourth Quarter
  1997 Charge                 -          -          -           -             -           -
---------------------------------------------------------------------------------------------
Total                     $  17.7    $ (12.1)    $ (4.0)     $ (1.6)       $  -        $  -
---------------------------------------------------------------------------------------------


     RESTRUCTURING COSTS - The Company adopted a restructuring plan during the quarter ended June 30, 1997 related to the merger of Foundation Health Corporation and Health Systems International, Inc. (the "FHS Combination"), which created the Company (the "June 1997 Plan"). The principal elements of the June 1997 Plan included a workforce reduction, the consolidation of employee benefit plans, the consolidation of facilities in geographic locations where office space was duplicated, the consolidation of overlapping provider networks as required in obtaining regulatory approval for the FHS Combination, and the consolidation of information systems at all locations to standardized systems. The June 1997 Plan is substantially completed as of December 31, 1999.

     During December 1997, the Company adopted a restructuring plan (the "December 1997 Plan") and recorded a $6.0 million restructuring charge related to the Company's Northeast Division health plans. The plan relates to the integration of the Company's Eastern Division operations in connection with its acquisition of PHS and FOHP in 1997.

     SEVERANCE AND BENEFIT RELATED COSTS - Severance and benefit related costs of $61.4 million included a termination benefits plan and contractually required change of control payments to senior executives. The two restructuring plans during 1997 included the termination of 1,235 employees in 13 geographic locations, primarily related to duplicative claims processing functions and sale forces. As of December 31, 1999, the termination of employees had been completed and $54.3 million had been paid in severance and related benefits under these plans. Also included are changes in benefit plan costs that were primarily related to the loss incurred on curtailment and settlement of the Supplemental Executive Retirement Plan of FHC and the expense for amounts credited to participants' accounts in connection with the termination of future benefits under the FHC deferred compensation plan (see Note 9). These benefit plan actions were effected pursuant to the change of control of FHC in connection with the FHS Combination.

     PROVIDER NETWORK COSTS - Asset Provider network consolidation costs of $36.2 million relate to the requirement to re-contract with many of the Company's providers in conjunction with obtaining regulatory approval from the State of California for the FHS Combination. The Company was required to resolve disputed claims with certain providers for contract releases in order to comply with the regulatory conditions of approval imposed on the Company; these costs totaled $36.2 million. Real estate lease termination costs include facilities consolidation costs primarily in geographic regions where there was overlapping office space usage.

     ASSET IMPAIRMENT CHARGES - Asset impairment costs totaling $44.0 million are primarily a result of the Company's plan to be on common operating systems and hardware platforms. These costs are primarily related to software development projects that were abandoned totaling $24.6 million, hardware totaling $4.8 million, various FHC provider receivables totaling $8.8 million that the Company determined not to pursue as a result of certain regulatory approval conditions related to the FHS Combination, and various other assets totaling $5.8 million. These assets were written off since management determined that they would not be used in operations. Of the total costs of $44.0 million, approximately $31.4 million was related to the Health Plans segment, $3.8 million was related to the Government Contracts/Specialty Services segment and the remaining $8.8 million was related to Corporate functions.

     The restructuring credits to the June 1997 Plan of $42.0 million were subsequently recorded in 1997 and resulted from the following: $22.2 million from the Company's determination to continue to operate certain facilities originally identified for lease termination; $9.7 million from reductions to initially anticipated involuntary severance costs; $8.1 million from reductions to certain anticipated provider network consolidation and other contract termination costs; and $2.0 million in reductions to asset impairment costs primarily related to the reclassification of workers' compensation insurance subsidiaries related charges to discontinued operations. During 1999, modifications to initial estimates of $1.6 million were recorded.

     MERGER COSTS - In connection with the June 1997 Plan, $69.6 million in merger costs were recorded. The significant components of the charge include the following: $22.6 million of transaction costs, primarily consisting of investment banking, legal, accounting, filing and printing fees; $22.7 million of merger consulting costs; $5.9 million of former senior executive consulting costs; $2.4 million of directors and officers liability coverage required by the merger agreement; $9.6 million in costs related to the early retirement of FHC public debt; and $6.4 million of other merger related costs.

     GEM COSTS - The Company established a premium deficiency of $57.5 million related to the Company's Gem Insurance Company ("Gem") during the year ended December 31, 1997. During the quarter ended June 30, 1997, the Company had reached a definitive agreement regarding a reinsurance transaction with The Centennial Life Insurance Company ("Centennial"). Pursuant to this agreement, Centennial was to reinsure and manage Gem's accident and health, life and annuity policies in exchange for a reinsurance premium. The cost of the reinsurance along with the write-down of certain Gem assets that were not recoverable based on the terms of the agreement totaled $57.5 million. These costs were recorded and disclosed as reinsurance costs. During the quarter ended September 30, 1997, the transac-tion was not ultimately consummated due to the unanticipated failure to satisfy certain closing conditions, including the failure to receive certain regulatory approvals. As a result, Gem established a reserve for the estimated premium deficiency related to these policies for the intervening period. These losses were determined by projecting premiums, health care costs and expenses by state separately for group and individual contracts (including state insurance department mandated renewals). Actual premium and health care costs were used as the basis of the projection. Expenses were projected using historically adjusted costs as a percentage of premium or per member basis. This method is consistent with the Company's manner of acquiring, servicing and measuring the profitability of its insurance contracts.

     OTHER COSTS - During the quarter ended June 30, 1997, the Company recorded $12.6 million for the loss on sale of the United Kingdom operations. In addition, during the two quarters ended June 30 and December 31, 1997, $77.1 million and $32.3 million, respectively, in other costs were recorded. The significant components of the charge included the following: $30.5 million for receivables related to provider contracts that will not be renewed; $17.2 million for government receivables related to prior contracts and adjustments on current contracts being negotiated with the Department of Defense; $15.1 million for litigation settlement estimates primarily related to former FHC subsidiaries; $16.1 million for loss contract accruals, including $10.1 million related to the Company's health plans in Texas, Louisiana and Oklahoma; $7.7 million related to contract termination costs; $8.2 million in other receivables; and $14.6 million of other costs. Approximately $53.8 million was recorded as health plan services, $38.4 million as SG&A and $17.2 million as government health care services in the consolidated statement of operations. In addition, $2.7 million in credits related to modifications of the Company's 1996 restructuring plan were recorded in 1997.

NOTE 15 - IMPAIRMENT OF LONG-LIVED ASSETS
During 1998, the Company initiated a formal plan to dispose of certain Central Division health plans included in the Company's Health Plan Services segment in accordance with its previously disclosed anticipated divestitures program. Pursuant to SFAS No. 121, the Company evaluated the carrying values of the assets for these health plans and the related service center and holding company, and determined that the carrying value of these assets exceeded the estimated fair values of these assets. Estimated fair value is determined by the Company based on the current stages of sales negotiation, including letters of intent, definitive agreements, and sales discussions, net of expected transaction costs.

     In the case of the service center and holding company operations, buildings, furniture, fixtures, equipment and software development projects were determined by management to have no continuing value to the Company, due to the Company abandoning plans for the development of this location and its systems and programs as a centralized operations center.

     Accordingly, in the fourth quarter of 1998, the Company adjusted the carrying value of these long-lived assets to their estimated fair value, resulting in a non-cash asset impairment charge of approximately $112.4 million (see Note 14). This asset impairment charge of $112.4 million consists of $40.3 million for write-downs of abandoned furniture, equipment and software development projects; $20.9 million write-down of buildings and improvements; $30.0 million for write-down of goodwill; and $21.2 million for other impairments and other charges. The fair value is based on expected net realizable value. Revenue and pretax income attributable to these Central Division plans were $191.3 million and $9.8 million for the year ended December 31, 1999 and revenue and pretax loss were $346.8 million and $36.1 million for the year ended December 31, 1998. The carrying value of these assets as of December 31, 1999 and 1998 was $22.1 million and $42.8 million, respectively. No subsequent adjustments were made to these assets in 1998. Further adjustments to carrying value of $4.7 million were recorded in 1999. The annual impact of suspending depreciation is approximately $13.0 million.

     During the fourth quarter of 1999, the Company recorded asset impairment costs totaling $6.2 million in connection with pending dispositions of non-core businesses. These charges included a further adjustment of $4.7 million to adjust the carrying value of the Company's Pittsburgh health plans to fair value. The Company also adjusted the carrying value of its subacute operations by $1.5 million to fair value. The revenue and pretax losses attributable to these operations were $66.2 million and $1.4 million for the year ended December 31, 1999. The carrying value of these assets as of December 31, 1999 was $16.2 million.

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

     Presented below are segment data for the three years in the period ended December 31 (amounts in thousands):


                                                                           Government
                                                                           Contracts/
                                                                            Specialty      Corporate
 1999                                                       Health Plan      Services      and Other(1)       Total
-------------------------------------------------------------------------------------------------------------------
 Revenues from external sources                              $7,031,055    $1,529,855     $        -     $8,560,910
 Intersegment revenues                                            7,921       346,845              -        354,766
 Investment and other income                                     81,342         8,241         (2,606)        86,977
 Interest expense                                                 5,624           103         78,081         83,808
 Depreciation and amortization                                   71,186        14,960         25,895        112,041
 Asset impairment, merger, restructuring,
    and other costs                                              13,045        (2,743)         1,422         11,724
 Segment profit (loss)                                          179,786       132,326        (68,104)       244,008
 Segment assets                                               2,598,582     1,168,961        (71,062)     3,696,481
-------------------------------------------------------------------------------------------------------------------



                                                                           Government
                                                                           Contracts/
                                                                            Specialty      Corporate
 1998                                                       Health Plan      Services      and Other(1)       Total
-------------------------------------------------------------------------------------------------------------------
 Revenues from external sources                              $7,124,161    $1,411,267     $        -     $8,535,428
 Intersegment revenues                                            7,448       355,488              -        362,936
 Investment and other income                                     69,760        18,110          5,571         93,441
 Interest expense                                                11,937           805         79,417         92,159
 Depreciation and amortization                                   87,579        15,104         25,410        128,093
 Asset impairment, merger, restructuring,
    and other costs                                             142,703         5,200         92,150        240,053
 Segment profit (loss)                                         (154,546)      113,833       (213,441)      (254,154)
 Segment assets                                               2,780,783       800,767        281,719      3,863,269
-------------------------------------------------------------------------------------------------------------------



                                                                           Government
                                                                           Contracts/
                                                                            Specialty      Corporate
 1997                                                       Health Plan      Services      and Other(1)       Total
-------------------------------------------------------------------------------------------------------------------
 Revenues from external sources                              $5,482,893    $1,408,402     $        -     $6,891,295
 Intersegment revenues                                           28,487       346,551              -        375,038
 Investment and other income                                     72,351        19,248         22,701        114,300
 Interest expense                                                 8,474         1,443         53,638         63,555
 Depreciation and amortization                                   67,952         9,648         20,753         98,353
 Asset impairment, merger, restructuring,
    and other costs                                             127,365        23,199        135,961        286,525
 Segment profit (loss)                                          110,027       186,959       (386,234)       (89,248)
-------------------------------------------------------------------------------------------------------------------


 (i) Includes intersegment eliminations.

NOTE 17 - QUARTERLY INFORMATION (UNAUDITED)

The following interim financial information presents the 1999 and 1998 results of operations on a quarterly basis (in thousands, except per share data) (see
Note 1). Certain revenue amounts have been reclassified to conform to the fourth quarter of 1999 presentation:


                                                              March 31        June 30  September 30    December 31
-------------------------------------------------------------------------------------------------------------------
 1999:
 Total revenues                                             $2,218,942     $2,125,661    $2,164,375     $2,197,241
 Income from continuing operations
    before income taxes                                         78,779         46,549        58,341         60,339
 Income before cumulative effect of a change
    in accounting principle, net of tax                         47,338         27,969        35,089         37,386
 Net income                                                     41,921         27,969        35,089         37,386
 BASIC AND DILUTED EARNINGS PER SHARE(i)
 Income before cumulative effect of a change in
    accounting principle, net of tax                              0.39           0.23          0.29           0.31
    Net income                                                    0.34           0.23          0.29           0.31
-------------------------------------------------------------------------------------------------------------------
                                                              March 31        June 30  September 30    December 31
-------------------------------------------------------------------------------------------------------------------
 1998:
 Total revenues                                             $2,113,708     $2,167,380    $2,138,464     $2,214,917
 Income (loss) from continuing operations
    before income taxes                                         43,262         1,529       (127,572)      (171,373)
 Net income (loss)                                              26,238            956       (88,619)      (103,733)
 BASIC AND DILUTED EARNINGS (LOSS) PER SHARE(i)
    Net income (loss)                                             0.22           0.01         (0.73)         (0.85)
-------------------------------------------------------------------------------------------------------------------


 (i) The sum of the quarterly earnings (loss) per share amounts may not equal the year-to-date earnings (loss) per share amounts due to rounding.