Form 10-K, Exhibit 13
period 2000-12-31
HEALTH NET INC
filed 2001-03-30
CIK 916085

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13.1

    [The following portions of the Health Net, Inc. 2000 Annual Report to Stockholders are incorporated by reference into the Health Net, Inc. Annual Report on Form 10-K for the year ended December 31, 2000]

    [Certain statements in this report are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties and actual results may differ materially from those results expressed or implied by such "forward-looking statements." For more information, please refer to the "Cautionary Statements," "Additional Information Concerning the Company's Business" and "Risk Factors" sections of the Company's various filings with the Securities and Exchange Commission and the respective documents incorporated by reference therein.]

FINANCIAL HIGHLIGHTS
HEALTH NET, INC.

	Year ended December 31,
(Amounts in thousands, except per share data)	2000	1999(3)	1998(3)	1997(3)	1996(3)
STATEMENT OF OPERATIONS DATA(2):
REVENUES
Health plan services premiums	$7,351,098	$7,031,055	$7,124,161	$5,482,893	$5,395,125
Government contracts/Specialty services	1,623,158	1,529,855	1,411,267	1,408,402	1,225,723
Investment and other income	102,299	86,977	93,441	114,300	88,392

Total revenues	9,076,555	8,647,887	8,628,869	7,005,595	6,709,240

EXPENSES
Health plan services	6,242,282	5,950,002	6,090,472	4,470,816	4,606,574
Government contracts/Specialty services	1,080,407	1,002,893	924,075	990,576	995,820
Selling, general and administrative	1,296,881	1,301,743	1,413,771	1,185,018	868,196
Depreciation and amortization	105,899	112,041	128,093	98,353	112,916
Interest	87,930	83,808	92,159	63,555	45,372
Asset impairment, merger, restructuring and other costs	—	11,724	240,053	286,525	27,408
Net loss (gain) on sale of businesses and properties	409	(58,332)	(5,600)	—	—

Total expenses	8,813,808	8,403,879	8,883,023	7,094,843	6,656,286

Income (loss) from continuing operations before income taxes	262,747	244,008	(254,154)	(89,248)	52,954
Income tax provision (benefit)	99,124	96,226	(88,996)	(21,418)	14,124

Income (loss) from continuing operations	163,623	147,782	(165,158)	(67,830)	38,830
Discontinued operations(2):
Income (loss) from discontinued operations, net of tax	—	—	—	(30,409)	25,084
Gain (loss) on disposition, net of tax	—	—	—	(88,845)	20,317

Income (loss) before cumulative effect of change in accounting principle	163,623	147,782	(165,158)	(187,084)	84,231
Cumulative effect of a change in accounting principle, net of tax	—	(5,417)	—	—	—

Net income (loss)	$163,623	$142,365	$(165,158)	$(187,084)	$84,231

Basic earnings (loss) per share:
Continuing operations	$1.34	$1.21	$(1.35)	$(0.55)	0.31
Income (loss) from discontinued operations, net of tax	—	—	—	(0.25)	0.20
Gain (loss) on disposition, net of tax	—	—	—	(0.72)	0.16
Cumulative effect of a change in accounting principle	—	(0.05)	—	—	—

Net	$1.34	$1.16	$(1.35)	$(1.52)	$0.67

Diluted earnings (loss) per share:
Continuing operations	$1.33	$1.21	$(1.35)	$(0.55)	$0.31
Income (loss) from discontinued operations, net of tax	—	—	—	(0.25)	0.20
Gain (loss) on disposition, net of tax	—	—	—	(0.72)	0.16
Cumulative effect of a change in accounting principle	—	(0.05)	—	—	—

Net	$1.33	$1.16	$(1.35)	$(1.52)	$0.67

Weighted average shares outstanding:
Basic	122,471	122,289	121,974	123,333	124,453
Diluted	123,453	122,343	121,974	123,333	124,966
BALANCE SHEET DATA:
Cash and cash equivalents and investments available for sale	$1,533,637	$1,467,142	$1,288,947	$1,112,361	$1,122,916
Total assets	3,670,116	3,696,481	3,863,269	4,076,350	3,423,776
Notes payable and capital leases—noncurrent	766,450	1,039,352	1,254,278	1,308,979	791,618
Stockholders' equity(1)	1,061,131	891,199	744,042	895,974	1,183,411
OPERATING CASH FLOW	$366,163	$297,128	$100,867	$(125,872)	$(6,666)

(1)
No cash dividends were declared in each of the years presented.

(2)
See Note 3 to the Consolidated Financial Statements for discussion of dispositions during 1999 impacting the comparability of information. The Company purchased four health plans and one insurance company during 1997 which also impacts the comparability of information. Additionally, the Company's workers' compensation segment sold in 1998 and physician practice management segment sold in 1996 have been accounted for as discontinued operations.

(3)
Certain reclassifications have been made to 1999, 1998 and 1997 statements of operations data to conform to the 2000 presentation. Comparable information for 1996 reclassifications is not available.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The following table sets forth the high and low sales prices of the Company's Class A Common Stock, par value $.001 per share (the "Class A Common Stock"), on the New York Stock Exchange, Inc. ("NYSE") since January 4, 1999.

	High	Low
Calendar Quarter—1999
First Quarter	12 7/16	7 11/16
Second Quarter	20 1/16	10 13/16
Third Quarter	16 15/16	8 7/8
Fourth Quarter	10 1/2	6 1/4
Calendar Quarter—2000
First Quarter	11 11/16	7 5/8
Second Quarter	14 11/16	7 11/16
Third Quarter	18 9/16	13 1/4
Fourth Quarter	26 15/16	15 9/16
Calendar Quarter—2001
First Quarter (through March 7, 2001)	26 3/16	18

    On March 7, 2001, the last reported sales price per share of the Class A Common Stock was $21.08 per share.

DIVIDENDS

No dividends have been paid by the Company during the preceding two fiscal years. The Company has no present intention of paying any dividends on its Common Stock.

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

    Under the Credit Agreement entered into on July 8, 1997 with Bank of America as agent, the Company cannot declare or pay cash dividends to its stockholders or purchase, redeem or otherwise acquire shares of its capital stock or warrants, rights or options to acquire such shares for cash except to the extent permitted under such Credit Agreement as described in the Company's Annual Report on Form 10-K.

HOLDERS

As of March 7, 2001, there were approximately 1,700 holders of record of Class A Common Stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Health Net, Inc. (formerly named Foundation Health Systems, Inc.) (together with its subsidiaries, the "Company") is an integrated managed care organization which administers the delivery of managed health care services. Through its subsidiaries, the Company offers group, individual, Medicaid and Medicare health maintenance organization ("HMO"), point of service ("POS") and preferred provider organization ("PPO") plans; government sponsored managed care plans; and managed care products related to administration and cost containment, behavioral health, dental, vision and pharmaceutical products and other services.

    The Company currently operates within two segments: Health Plan Services and Government Contracts/Specialty Services. The Health Plan Services segment consists of two regional divisions: Western Division (Arizona, California and Oregon) and Eastern Division (Connecticut, Florida, New Jersey, New York and Pennsylvania). During 1999, the Health Plan Services segment consisted of four regional divisions:

  •
  Arizona (Arizona and Utah)

  •
  California (encompassing only the State of California)

  •
  Central (Colorado, Florida, Idaho, Louisiana, New Mexico, Oklahoma, Oregon, Texas and Washington)

  •
  Northeast (Connecticut, New Jersey, New York, Ohio, Pennsylvania and West Virginia).

    During 1999, the Company either divested its health plans or entered into arrangements to transition the membership of its health plans in the states of Colorado, Idaho, Louisiana, New Mexico, Oklahoma, Texas, Utah and Washington. Effective January 1, 2000, as a result of such divestitures, the Company consolidated and reorganized its Health Plan Services segment into its two current regional divisions.

    In 2000, the Company decided to exit the Ohio, West Virginia and Western Pennsylvania markets and provided notice of its intention to withdraw from these service areas to the appropriate regulators. As of February, 2001, the Company no longer had any members in such markets.

    In January 2001, the Company entered into a definitive agreement to sell its Florida health plan, Foundation Health, a Florida Health Plan, Inc., to Florida Health Plan Holdings II, LLC for $48 million consisting of $23 million in cash and $25 million in a secured five-year note bearing 8% interest. At December 31, 2000, the Florida health plan had total membership of approximately 169,700 members. The sale transaction is expected to close by June 30, 2001, subject to regulatory approvals and other customary conditions of closing.

    The Company is one of the largest managed health care companies in the United States, with about 4.0 million at-risk and administrative services only ("ASO") members in its Health Plan Services segment. The Company also owns health and life insurance companies licensed to sell PPO, POS and indemnity products, as well as certain auxiliary non-health products such as life and accidental death and disability insurance in 35 states and the District of Columbia.

    The Government Contracts/Specialty Services segment administers large, multi-year managed health care government contracts. Certain components of these contracts, including administration and assumption of health care risk, are subcontracted to affiliated and unrelated third parties. The Company administers health care programs covering approximately 1.5 million eligible individuals under TRICARE. The Company has three TRICARE contracts that cover Alaska, Arkansas, California, Hawaii, Oklahoma, Oregon, Washington and parts of Arizona, Idaho, Louisiana and Texas. Through this segment, the Company also offers behavioral health, dental and vision services as well as managed care products related to bill review, administration and cost containment for hospitals, health plans and other entities.

    This discussion and analysis and other portions of this 2000 Annual Report to Stockholders and the Company's Annual Report on Form 10-K for the year ended December 31, 2000 ("Form 10-K") contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, that involve risks and uncertainties. All statements other than statements of historical information provided herein may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements include, but are not limited to, the risks discussed in the "Cautionary Statements" section and other sections included in the Company's Form 10-K and within the Company's filings with the Securities and Exchange Commission ("SEC"). Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief or expectation only as of the date hereof. Except as required by law, the Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

RESULTS OF OPERATIONS

CONSOLIDATED OPERATING RESULTS

The Company's net income for the year ended December 31, 2000 was $163.6 million, or $1.33 per diluted share, compared to net income for the same period in 1999 of $142.4 million, or $1.16 per diluted share. The Company's net loss for the year ended December 31, 1998 was $165.2 million, or $1.35 per diluted share.

    The table below and the discussion that follows summarize the Company's performance in the last three fiscal years. Certain 1999 and 1998 amounts have been reclassified to conform to the 2000 presentation. These reclassifications did not affect net income or loss or earnings or losses per share.

	Year Ended December 31,
(Amounts in thousands, except per member per month data)	2000	1999	1998
Revenues:
Health plan services premiums	$7,351,098	$7,031,055	$7,124,161
Government contracts/Specialty services	1,623,158	1,529,855	1,411,267
Investment and other income	102,299	86,977	93,441

Total revenues	9,076,555	8,647,887	8,628,869

Expenses:
Health plan services	6,242,282	5,950,002	6,090,472
Government contracts/Specialty services	1,080,407	1,002,893	924,075
Selling, general and administrative	1,296,881	1,301,743	1,413,771
Depreciation	67,260	70,010	78,951
Amortization	38,639	42,031	49,142
Interest	87,930	83,808	92,159
Asset impairment, merger, restructuring and other costs	—	11,724	240,053
Net loss (gain) on sale of businesses and properties	409	(58,332)	(5,600)

Total expenses	8,813,808	8,403,879	8,883,023

Income (loss) from operations before income tax provision and cumulative effect of a change in accounting principle	262,747	244,008	(254,154)
Income tax provision (benefit)	99,124	96,226	(88,996)

Income (loss) before cumulative effect of a change in accounting principle	163,623	147,782	(165,158)
Cumulative effect of a change in accounting principle, net of tax	—	(5,417)	—

Net income (loss)	$163,623	$142,365	$(165,158)

Health plan services medical care ratio (MCR)	84.9%	84.6%	85.5%
Government contracts/Specialty services MCR	66.6%	65.6%	65.5%
Administrative (SG&A + Depreciation) Ratio	15.2%	16.0%	17.5%
Health plan premiums per member per month	$156.71	$138.76	$128.98
Health plan services per member per month	$133.07	$117.42	$110.27

ENROLLMENT INFORMATION

The table below summarizes the Company's enrollment information for the last three fiscal years. Total at-risk insured enrollment decreased by approximately 1% to approximately 3.9 million members at December 31, 2000 compared to enrollment at December 31, 1999. Total insured enrollment decreased by approximately 5% to approximately 4.0 million members at December 31, 1999 compared to enrollment at December 31, 1998.

Year Ended December 31, (Amounts in thousands)	2000	Percent Change	1999	Percent Change	1998
Health Plan Services:
Commercial	2,996	4.7%	2,862	(4.9)%	3,008
Medicare	272	3.8%	262	(15.2)%	309
Medicaid	666	7.6%	619	11.5%	555

Continuing plans	3,934	5.1%	3,743	(3.3)%	3,872
Discontinued plans	3	(98.7)%	228	(30.3)%	327

Total Health Plan Services	3,937	(0.9)%	3,971	(5.4)%	4,199

Government Contracts:
TRICARE and Indemnity	562	(12.7)%	644	(17.9)%	784
TRICARE HMO	901	5.8%	852	8.8%	783

Total Government Contracts	1,463	(2.2)%	1,496	(4.5)%	1,567

ASO	83	(19.4)%	103	(33.1)%	154

    Excluding the discontinued plans, commercial membership increased 5% to approximately 3.0 million members at December 31, 2000 compared to 2.9 million members at December 31, 1999 due to membership increases in California primarily in point of service ("POS") products and in Connecticut and New York in small, mid-market, and large groups.

    Excluding the discontinued plans, Medicare membership increased 4% to 272,000 members at December 31, 2000 compared to 262,000 members at December 31, 1999 primarily due to growth in Florida and California.

    Excluding the discontinued plans, Medicaid membership increased 8% to 666,000 members at December 31, 2000 compared to 619,000 members at December 31, 1999 primarily due to increases in the Healthy Families program in California.

    Excluding the discontinued plans, commercial membership declined 5% to 2.9 million members at December 31, 1999 compared to 3.0 million members at December 31, 1998 primarily due to membership losses attributable to planned membership attrition from rigorous pricing actions.

    Excluding the discontinued plans, Medicare membership declined 15% to 262,000 members at December 31, 1999 compared to 309,000 members at December 31, 1998 primarily due to the Company exiting certain unprofitable counties, primarily in its Northeast health plans.

    Excluding the discontinued plans, Medicaid membership increased 12% to 619,000 members at December 31, 1999 compared to 555,000 members at December 31, 1998 primarily due to increased sales in the Healthy Families program in California.

    Government contracts covered approximately 1.5 million eligible individuals under the TRICARE program at December 31, 2000. Dependents of active-duty military personnel and retirees and their dependents are automatically eligible to receive benefits under the TRICARE program. Any changes in the enrollment reflect the timing of when the individuals become eligible.

HEALTH PLAN SERVICES PREMIUMS

Health Plan Services premiums increased $320.0 million or 5% for the year ended December 31, 2000 compared to the same period in 1999 primarily due to the following:

•
Average commercial premium rate increases of 11%,
•
Average Medicare premium rate increases of 14%, and
•
Average Medicaid premium rate increases of 2%, partially offset by
•
Net membership decrease of 0.9%.

    Health Plan Services premiums decreased $93.1 million or 1% for the year ended December 31, 1999 compared to the same period in 1998 primarily due to enrollment in the Company's health plans declining by 228,000 members. 71,000 members were from divested health plans. This was partially offset by average premium rate increases of 8% for commercial product lines, 7% for Medicare product lines, and 5% for Medicaid product lines.

GOVERNMENT CONTRACTS/SPECIALTY SERVICES

Government Contracts/Specialty Services segment revenues increased $93.3 million or 6% for the year ended December 31, 2000 compared to the same period in 1999. The increase was primarily due to an increase in TRICARE revenues comprised of:

•
Higher health care costs resulting in higher risk share revenues from the Government and
•
Increased change orders and bid price adjustments.

    This increase in TRICARE revenues is primarily due to the continuing shift in health care utilization from military facilities to civilian facilities for the three contracts the Company holds with the TRICARE programs for dependents of active-duty military personnel and retirees and their dependents.

    Government Contracts/Specialty Services segment revenues increased $118.6 million or 8% for the year ended December 31, 1999 compared to the same period in 1998. The increase in Government Contracts/Specialty Services segment revenues was primarily due to increases in TRICARE revenues and continued growth in the Company's behavioral health network.

INVESTMENT AND OTHER INCOME

Investment and other income increased $15.3 million or 18% for the year ended December 31, 2000 compared to the same period in 1999. The increase is primarily due to an increase in the average yield rate combined with higher investable assets.

    Investment and other income decreased $6.5 million or 7% for the year ended December 31, 1999 compared to the same period in 1998. The decrease is primarily due to divestiture of non-core plans during 1999.

HEALTH PLAN SERVICES MCR

Health Plan Services MCR increased to 84.9% for the year ended December 31, 2000 compared to 84.6% for the same period in 1999. This increase was primarily due to the following:

•
An increase in the pharmacy costs for the majority of the health plans, and
•
Higher fee-for-service medical costs from increased utilization of physician and hospital services.

    The Health Plans Services MCR decreased to 84.6% for the year ended December 31, 1999 from 85.5% for the same period in 1998 primarily due to an increased focus on medical management.

GOVERNMENT CONTRACTS/SPECIALTY SERVICES MCR

The Government Contracts/Specialty Services MCR increased to 66.6% for the year ended December 31, 2000 as compared to 65.6% for the same period in 1999. This increase was primarily due to the following:

•
Continued movement of health care services from military treatment facilities to civilian facilities which resulted in higher costs than originally specified in the contract, and
•
Managed Health Network, the Company's behavioral health care subsidiary, increased benefit payments due to parity provisions instituted by certain states during the year ended December 31, 2000. These provisions require behavioral health service providers to offer the same level of services to all current health plan members.

    The Government Contracts/Specialty Services MCR increased to 65.6% for the year ended December 31, 1999 as compared to 65.5% for the same period in 1998. This increase for 1999 was primarily due to the movement of health care services from military treatment facilities to civilian facilities which resulted in higher costs than originally specified in the contract.

SELLING, GENERAL AND ADMINISTRATIVE COSTS

The administrative expense ratio (SG&A and depreciation as a percentage of Health Plan Services revenues and Government Contracts/Specialty Services revenues) decreased to 15.2% for the year ended December 31, 2000 from 16.0% for the same period in 1999. This decrease was primarily attributable to:

•
The Company's ongoing efforts to control its SG&A expenses,
•
Improved efficiencies associated with consolidating certain administrative processing functions in the Western and Eastern Divisions, and
•
Continued fixed cost savings from the 1999 disposition of certain non-core plans.

    The administrative expense ratio decreased to 16.0% for the year ended December 31, 1999 from 17.5% for the same period in 1998. This decrease was primarily attributable to the Company's efforts to control its SG&A expenses and savings associated with consolidating certain health plans.

AMORTIZATION AND DEPRECIATION

Amortization and depreciation expense decreased by $6.1 million or 5% for the year ended December 31, 2000 from the same period in 1999. This decrease was primarily due to reductions of $7.6 million in goodwill and $17.5 million in properties and equipment as a result of divestitures of certain operations.

    Amortization and depreciation expense decreased by $16.1 million or 13% for the year ended December 31, 1999 compared to the same period in 1998. This decrease was primarily due to a $61.2 million write-down of fixed assets in the fourth quarter of 1998 and impairment charges for goodwill in 1998 that amounted to $30.0 million. See "Asset Impairment, Merger, Restructuring and Other Costs" below and Note 15 to the consolidated financial statements.

INTEREST EXPENSE

Interest expense increased by $4.1 million or 5% for the year ended December 31, 2000 from the same period in 1999. This increase in interest expense reflects the higher average borrowing rate of 7.6% in 2000 compared to 7.2% in 1999. This increase in the average borrowing rate was partially offset by a reduction in the average revolving credit facility balance.

    Interest expense decreased by $8.4 million or 9% for the year ended December 31, 1999 from the same period in 1998. This decrease was due to a net decline in the revolving credit borrowings primarily as a result of cash proceeds from divestitures.

ASSET IMPAIRMENT, MERGER, RESTRUCTURING AND OTHER COSTS

This section should be read in conjunction with Notes 14 and 15, and the tables contained therein, to the consolidated financial statements.

1999 CHARGES

During the fourth quarter of 1998, the Company initiated a formal plan to dispose of certain health plans of the Company's then Central Division included in the Company's Health Plan Services segment in accordance with its anticipated divestitures program. In this connection, the Company announced in 1999 its plan to close the Colorado regional processing center, terminate employees and transfer its operations to the Company's other administrative facilities. In addition, the Company also announced its plans to consolidate certain administrative functions in its Oregon and Washington health plan operations. During the year ended December 31, 1999, the Company recorded pretax charges for restructuring and other charges of $21.1 million (the "1999 Charges") and $6.2 million, respectively.

SEVERANCE AND BENEFIT RELATED COSTS—The 1999 Charges included $18.5 million for severance and benefit costs related to executives and operations employees at the Colorado regional processing center and operations employees at the Northwest health plans. The operations functions include premium accounting, claims, medical management, customer service, sales and other related departments. The 1999 Charges included the termination of a total of 773 employees. As of December 31, 2000, termination of the employees was completed and $17.2 million had been paid. There are no expected future cash outlays. Modifications to the initial estimate of $1.3 million were recorded during the year ended December 31, 1999.

ASSET IMPAIRMENT COSTS—During the fourth quarter ended December 31, 1999, the Company recorded asset impairment costs totaling $6.2 million related to impairment of certain long-lived assets held for disposal.

REAL ESTATE LEASE TERMINATION AND OTHER COSTS—The 1999 Charges included $2.6 million related to termination of real estate obligations and other costs to close the Colorado regional processing center.

    The 1999 restructuring plan was completed as of December 31, 2000.

1998 CHARGES

In connection with the Company's 1998 restructuring plans, severance, asset impairment and other costs totaling $240.1 million were recorded during the year ended December 31, 1998. As of December 31, 1999, the 1998 restructuring plans were completed.

SEVERANCE AND BENEFIT RELATED COSTS—During the year ended December 31, 1998, the Company recorded severance costs of $21.2 million related to staff reductions in selected health plans and the corporate centralization and consolidation. This plan included the termination of 683 employees in seven geographic locations primarily relating to corporate finance and human resources functions and California operations. As of December 31, 1999, the termination of employees had been completed and $20.1 million had been recorded as severance under this plan.

FPA MEDICAL MANAGEMENT—On July 19, 1998, FPA Medical Management, Inc. ("FPA") filed for bankruptcy protection under Chapter 11 of the Federal Bankruptcy Code. FPA, through its affiliated medical groups, provided services to approximately 190,000 of the Company's affiliated members in Arizona and California and also leased health care facilities from the Company. FPA has discontinued its medical group operations in these markets and the Company has made other arrangements for health care services to the Company's affiliated members. The FPA bankruptcy and related events and circumstances caused management to re-evaluate the decision to continue to operate the facilities and management determined to sell the 14 properties, subject to bankruptcy court approval. Management immediately commenced the sale process upon such determination. The estimated fair value of the assets held for disposal was determined based on the estimated sales prices less the related costs to sell the assets. Management believed that the net proceeds from a sale of the facilities would be inadequate to enable the Company to recover their carrying value. Based on management's best estimate of the net realizable values, the Company recorded charges totaling approximately $84.1 million. These charges were comprised of $63.0 million for real estate asset impairments, $10.0 million impairment adjustment of a note received as consideration in connection with the 1996 sale of the Company's physician practice management business and $11.1 million for other items. These other items included payments made to Arizona physician specialists totaling $3.4 million for certain obligations that FPA had assumed but was unable to pay due to its bankruptcy, advances to FPA to fund certain operating expenses totaling $3.0 million, and other various costs totaling $4.7 million. The carrying value of the assets held for disposal totaled $9.9 million at December 31, 2000. There have been no further adjustments to the carrying value of these assets held for disposal. As of December 31, 2000, 12 properties have been sold which has resulted in net gains of $5.0 million during 1999 and $3.6 million in 1998 which are included in net gains on sale of businesses and buildings. The remaining properties are expected to be sold during 2001. The effects of the suspension of real estate depreciation on the respective properties had an impact of approximately $2.0 million in 1998 and were immaterial during 2000 and 1999. The results of operations attributable to FPA real estate assets were immaterial during 1998, 1999 and 2000.

ASSET IMPAIRMENT AND OTHER CHARGES—During the fourth quarter ended December 31, 1998, the Company recorded impairment and other charges totaling $118.4 million. Of this amount, $112.4 million related to impairment of certain long-lived assets held for disposal and $6 million related to the FPA bankruptcy.

OTHER COSTS—The Company recorded other costs of $22.4 million which included the adjustment of amounts due from a third-party hospital system that filed for bankruptcy which were not related to the normal business of the Company totaling $18.6 million, and $3.8 million related to other items such as fees for consulting services from one of the Company's prior executives and costs related to exiting certain rural Medicare markets.

    During 1999, modifications of $12.6 million to the initial estimates were recorded. These credits to the 1998 charges included: $10.7 million from reductions to asset impairment costs and $1.9 million from reductions to initially anticipated involuntary severance costs and other adjustments.

NET GAIN (LOSS) ON SALE OF BUSINESSES AND PROPERTIES

Net loss on sale of businesses and properties for the year ended December 31, 2000 was comprised of the following:

•
Gain on sale of a building in California of $1.1 million, and
•
Loss on sale of HMO operations in Washington due to purchase price adjustment of $1.5 million.

    Net gain on sale of businesses and properties for the year ended December 31, 1999 was comprised of the following:

•
Gain on sale of pharmacy benefits management operations of $60.6 million,
•
Net loss on sale of non-core operations of $9.1 million, and
•
Gain on sale of buildings of $6.8 million.

    Gain on sale of businesses and properties for the year ended December 31, 1998 was comprised of a net gain on the sale of buildings of $4.4 million and a gain on the sale of certain call center operations of $1.2 million.

INCOME TAX PROVISION AND BENEFIT

The effective income tax rate was 37.7% for the year ended December 31, 2000 compared with 39.4% for the same period in 1999. The rate declined primarily due to tax minimization strategies and related to the Company's change in business mix after divestiture of non-core operations.

    The effective income tax rate was 39.4% for the year ended December 31, 1999 compared with a tax benefit rate of 35.0% for the same period in 1998. The change was mainly due to non-deductible impairment charges incurred in 1998.

IMPACT OF INFLATION AND OTHER ELEMENTS

The managed health care industry is labor intensive and its profit margin is low; hence, it is especially sensitive to inflation. Increases in medical expenses or contracted medical rates without corresponding increases in premiums could have a material adverse effect on the Company.

    Various federal and state legislative initiatives regarding the health care industry continue to be proposed during legislative sessions. If further health care reform or similar legislation is enacted, such legislation could impact the Company. Management cannot at this time predict whether any such initiative will be enacted and, if enacted, the impact on the financial condition or results of operations of the Company.

    The Company's ability to expand its business is dependent, in part, on competitive premium pricing and its ability to secure cost-effective contracts with providers. Achieving these objectives is becoming increasingly difficult due to the competitive environment. In addition, the Company's profitability is dependent, in part, on its ability to maintain effective control over health care costs while providing members with quality care. Factors such as health care reform, regulatory changes, increased cost of medical services, utilization, new technologies and drugs, hospital costs, major epidemics and numerous other external influences may affect the Company's operating results. Accordingly, past financial performance is not necessarily a reliable indicator of future performance, and investors should not use historical records to anticipate results or future period trends.

    The Company's HMO and insurance subsidiaries are required to maintain reserves to cover their estimated ultimate liability for expenses with respect to reported and unreported claims incurred. These reserves are estimates of future payments based on various assumptions. Establishment of appropriate reserves is an inherently uncertain process, and there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience, which in the past has resulted, and in the future could result, in loss reserves being too high or too low. The accuracy of these estimates may be affected by external forces such as changes in the rate of inflation, the regulatory environment, medical costs and other factors. Future loss development or governmental regulators could require reserves for prior periods to be increased, which would adversely impact earnings in future periods. In light of present facts and current legal interpretations, management believes that adequate provisions have been made for claims and loss reserves.

    The Company's California HMO subsidiary contracts with providers in California primarily through capitation fee arrangements. The Company's other HMO subsidiaries contract with providers, to a lesser degree, in other areas through capitation fee arrangements. Under a capitation fee arrangement, the Company's subsidiary pays the provider a fixed amount per member on a regular basis and the provider accepts the risk of the frequency and cost of member utilization of services. The inability of providers to properly manage costs under capitation arrangements can result in financial instability of such providers. Any financial instability of capitated providers could lead to claims for unpaid health care against the Company's HMO subsidiaries, even though such subsidiaries have made their regular payments to the capitated providers. Depending on state law, the Company's HMO subsidiaries may or may not be liable for such claims. In California, the issue of whether HMOs are liable for unpaid provider claims has not been definitively settled. The California agency that until July 1, 1999 acted as regulator of HMOs, had issued a written statement to the effect that HMOs are not liable for such claims. However, there is currently ongoing litigation on the subject among providers and HMOs, including the Company's California HMO subsidiary.

LIQUIDITY AND CAPITAL RESOURCES

Certain of the Company's subsidiaries must comply with minimum capital and surplus requirements under applicable state laws and regulations, and must have adequate reserves for claims. Certain subsidiaries must maintain ratios of current assets to current liabilities pursuant to certain government contracts. The Company believes it is in compliance with these contractual and regulatory requirements in all material respects.

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

    The Company's investment objective is to maintain safety and preservation of principal by investing in high-quality, investment grade securities while maintaining liquidity in each portfolio sufficient to meet the Company's cash flow requirements and attaining the highest total return on invested funds.

    Government health care receivables are best estimates of payments that are ultimately collectible or payable. Since these amounts are subject to government audit, negotiation and appropriations, amounts ultimately collected may vary significantly from current estimates. Additionally, the timely collection of such receivables is also impacted by government audit and negotiation and could extend for periods beyond a year.

    In December 2000, the Company's subsidiary, Health Net Federal Services, Inc., and the Department of Defense agreed to a settlement of approximately $389 million for outstanding receivables related to the Company's three TRICARE contracts and for the completed contract for the CHAMPUS Reform Initiative. Approximately $60 million of the settlement amount was received in December 2000. The majority of the remaining settlement that was received on January 5, 2001 reduced the amounts receivable under government contracts on the Company's balance sheets. The receivable items settled by this payment include change orders, bid price adjustments, equitable adjustments and claims. These receivables developed as a result of TRICARE health care costs rising faster than the forecasted health care cost trends used in the original contract bids, data revisions on formal contract adjustments, and routine contract changes for benefits. The settlement amount, after paying vendors, providers and amounts owed back to the government, will be applied to the continuing operating needs of the three TRICARE contracts and to reducing the outstanding balance of the notes payable.

    In 1997, the Company purchased convertible and nonconvertible debentures of FOHP, Inc., a New Jersey corporation ("FOHP"), in the aggregate principal amounts of approximately $80.7 million and $24.0 million, respectively. In 1997 and 1998, the Company converted certain of the convertible debentures into shares of Common Stock of FOHP, resulting in the Company owning 99.6% of the outstanding common stock of FOHP. The nonconvertible debentures mature on December 31, 2002.

    Effective January 1, 1999, Physicians Health Services of New Jersey, Inc., a New Jersey HMO wholly-owned by the Company, merged with and into First Option Health Plan of New Jersey ("FOHP-NJ"), a New Jersey HMO subsidiary of FOHP, and FOHP-NJ changed its name to Physicians Health Services of New Jersey, Inc. ("PHS-NJ"). Effective July 30, 1999, upon approval by the stockholders of FOHP at a special meeting, a wholly-owned subsidiary of the Company merged into FOHP and FOHP became a wholly-owned subsidiary of the Company. In connection with the merger, the former minority shareholders of FOHP are entitled to receive either $0.25 per share (the value per FOHP share as of December 31, 1998 as determined by an outside appraiser) or payment rights which entitle the holders to receive as much as $15.00 per payment right on or about July 1, 2001, provided certain hospital and other provider participation conditions are met. Also in connection with the merger, additional consideration of $2.25 per payment right will be paid to certain holders of the payment rights if PHS-NJ achieves certain annual returns on common equity and the participation conditions are met. As of December 31, 2000, the Company determined that it is probable that these payment rights would be paid on or about July 1, 2001. Accordingly, the Company recorded a current liability and a purchase price adjustment to goodwill of $33.7 million as of December 31, 2000.

OPERATING CASH FLOWS

Net cash provided by operating activities was $366.2 million at December 31, 2000 compared to $297.1 million at December 31, 1999. The increase in operating cash flows was due primarily to:

•
Higher net income,

•
Liabilities associated with the 1998 and 1999 restructuring plans eliminated by December 31, 2000, and

•
Liabilities associated with plans sold in 1999 which were eliminated.

INVESTING ACTIVITIES

Net cash used in investing activities was $61.9 million for December 31, 2000 compared to net cash provided by investing activities of $163.4 million for December 31, 1999. This decrease is primarily due to proceeds from the sale in 1999 of certain businesses and buildings of $137.7 million.

    In 1995, the Company entered into a five year tax retention operating lease for the construction of various health care centers and a corporate facility. Upon expiration in May 2000, the lease was extended for four months through September 2000 whereupon the Company settled its obligations under the agreement and purchased the leased properties which were comprised of three rental health care centers and a corporate facility for $35.4 million. The health care centers are held as investment rental properties and are included in other noncurrent assets. The corporate facility building is used in operations and included in property and equipment. The buildings are being depreciated over a remaining useful life of 35 years.

    Throughout 2000 and the first quarter of 2001, the Company has provided funding in the amount of approximately $4.2 million in MedUnite, Inc., an independent company, funded and organized by seven major managed health care companies. MedUnite, Inc. is designed to provide on-line internet provider connectivity services including eligibility information, referrals, authorizations, claims submission and payment. The funded amounts are included in other noncurrent assets.

    During 2000, the Company secured an exclusive e-business connectivity services contract from the Connecticut State Medical Society IPA, Inc. ("CSMS-IPA") for $15.0 million. CSMS-IPA is an association of medical doctors providing health care primarily in Connecticut. The amounts paid to CSMS-IPA for this agreement are included in other noncurrent assets.

FINANCING ACTIVITIES

Net cash used in financing activities was $268.1 million at December 31, 2000 compared to $213.9 million at December 31, 1999. This increase was primarily due to higher repayment of funds previously drawn under the Company's Credit Facility in 2000 compared to 1999 (as defined below), which were partially offset by additional drawings under the Credit Facility.

    The Company has a $1.5 billion credit facility (the "Credit Facility"), with Bank of America as Administrative Agent for the Lenders thereto, which was amended by a Letter Agreement dated as of March 27, 1998 and Amendments in April, July, and November 1998, March 1999 and September 2000 (the "Amendments"). All previous revolving credit facilities were terminated and rolled into the Credit Facility on July 8, 1997. At the election of the Company, and subject to customary covenants, loans are initiated on a bid or committed basis and carry interest at offshore or domestic rates, at the applicable LIBOR rate plus margin or the bank reference rate. Actual rates on borrowings under the Credit Facility vary, based on competitive bids and the Company's unsecured credit rating at the time of the borrowing. As of December 31, 2000, the Company was in compliance with the financial covenants of the Credit Facility, as amended by the Amendments. As of December 31, 2000, the maximum commitment level under the Credit Agreement was approximately $1.36 billion, of which approximately $590 million remained available. The total outstanding balance under the Credit Agreement was $766.5 million as of December 31, 2000. The Credit Facility expires in July 2002, but it may be extended under certain circumstances for two additional years.

    The Company's subsidiaries must comply with certain minimum capital requirements under applicable state laws and regulations. The Company will, however, make contributions to its subsidiaries, as necessary, to meet risk-based capital requirements under state laws and regulations. The Company contributed $45.5 million to certain of its subsidiaries to meet capital requirements during the year ended December 31, 2000. As of December 31, 2000, the Company's subsidiaries were in compliance with minimum capital requirements.

    In March 1998, the National Association of Insurance Commissioners adopted the Codification of Statutory Accounting Principles ("Codification"). The Codification, which is intended to standardize regulatory accounting and reporting to state insurance departments, was effective January 1, 2001. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Certain states in which the Company conducts business required the adoption of Codification for the preparation of statutory financial statements effective January 1, 2001. The Company estimates that the adoption of Codification will reduce the statutory net worth of the Company's subsidiaries as of January 1, 2001 by approximately $1.2 million, which primarily relates to accounting principles regarding electronic data processing equipment, unpaid claims adjustments, provider receivables, accident and health premiums due and unpaid, and deferred income taxes. Such reduction may require the Company to contribute additional capital to its subsidiaries to satisfy minimum statutory net worth requirements.

    Legislation has been or may be enacted in certain states in which the Company's subsidiaries operate imposing substantially increased minimum capital and/or statutory deposit requirements for HMOs in such states. Such statutory deposits may only be drawn upon under limited circumstances relating to the protection of policyholders.

    As a result of the above requirements and other regulatory requirements, certain subsidiaries are subject to restrictions on their ability to make dividend payments, loans or other transfers of cash to the Company. Such restrictions, unless amended or waived, limit the use of any cash generated by these subsidiaries to pay obligations of the Company. The maximum amount of dividends which can be paid by the insurance company subsidiaries to the Company without prior approval of the insurance departments is subject to restrictions relating to statutory surplus, statutory income and unassigned surplus. Management believes that as of December 31, 2000, all of the Company's health plans and insurance subsidiaries met their respective regulatory requirements.

HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT OF 1996 ("HIPAA")

In December 2000, the Department of Health and Human Services ("DHHS") promulgated certain regulations under HIPAA related to the privacy of individually identifiable health information (protected health information or "PHI"). The new regulations require health plans, clearinghouses and providers to (a) comply with various requirements and restrictions related to the use, storage and disclosure of PHI, (b) adopt rigorous internal procedures to protect PHI and (c) enter into specific written agreements with business associates to whom PHI is disclosed. The regulations establish significant criminal penalties and civil sanctions for non-compliance. In addition, the regulations could expose the Company to additional liability for, among other things, violations by its business associates. In February 2001, the DHHS stated that the regulations in their current form would require compliance by April 2003. The Company believes that the costs required to comply with the regulations will be significant and may have a material adverse impact on the Company's business or results of operations.

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

    The Company assumed a portfolio disposition period of 30 days with a confidence level of 95 percent for the 2000 computation of VAR. The computation further assumes that the distribution of returns is normal. Based on such methodology and assumptions, the computed VAR was approximately $2.3 million as of December 31, 2000.

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

    In addition, the Company has some interest rate market risk due to its borrowings. Notes payable, capital leases and other financing arrangements totaled $766 million at December 31, 2000 with a related average interest rate of 7.5% (which interest rate is subject to change pursuant to the terms of the Credit Facility). See a description of the Credit Facility under "Liquidity and Capital Resources."

    The following table presents the expected cash outflows of market risk sensitive debt obligations at December 31, 2000. These cash outflows include both expected principal and interest payments consistent with the terms of the outstanding debt as of December 31, 2000.

(Amounts in thousands)	2001	2002	2003	2004	2005	Beyond	Total
Long-term floating rate borrowing:
Principal	$—	$766,450	$—	$—	$—	$—	$766,450
Interest	55,725	27,860	—	—	—	—	83,585
Total cash outflow	$55,725	$794,310	$—	$—	$—	$—	$850,035

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF
HEALTH NET, INC.

The Board of Directors of the Company addresses its oversight responsibility for the consolidated financial statements through its Audit Committee (the "Committee"). The Committee currently consists of Gov. George Deukmejian, Thomas T. Farley, Richard J. Stegemeier (Chairman), and Bruce G. Willison, each of whom is an independent outside director.

    In fulfilling its responsibilities in 2000, the Committee reviewed the overall scope of the independent auditors' audit plan and reviewed the independent auditors' non-audit services to the Company. The Committee also exercised oversight responsibilities over various financial and regulatory matters.

    The Committee's meetings are designed to facilitate open communication between the independent auditors and Committee members. To ensure auditor independence, the Committee meets privately with both the independent auditors and also with the chief auditor of the Company's Internal Audit Department, thereby providing for full and free access to the Committee.

/s/ RICHARD J. STEGEMEIER
Richard J. Stegemeier
Audit Committee Chairman
March 2, 2001

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Health Net, Inc.
Woodland Hills, California

We have audited the accompanying consolidated balance sheets of Health Net, Inc. and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Health Net, Inc. and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
February 20, 2001

CONSOLIDATED BALANCE SHEETS
HEALTH NET, INC.

	December 31,
(Amounts in thousands)	2000	1999
Assets
Current Assets:
Cash and cash equivalents	$1,046,735	$1,010,539
Investments—available for sale	486,902	456,603
Premiums receivable, net of allowance for doubtful accounts (2000—$19,822; 1999—$21,937)	174,654	149,992
Amounts receivable under government contracts	334,187	290,329
Deferred taxes	141,752	209,037
Reinsurance and other receivables	141,140	153,427
Other assets	74,184	77,866

Total current assets	2,399,554	2,347,793
Property and equipment, net	296,009	280,729
Goodwill and other intangible assets, net	863,419	909,586
Other noncurrent assets	111,134	158,373

Total Assets	$3,670,116	$3,696,481

Liabilities and Stockholders' Equity
Current Liabilities:
Reserves for claims and other settlements	1,242,389	1,138,801
Unearned premiums	238,571	224,381
Notes payable and capital leases	49	1,256
Amounts payable under government contracts	972	43,843
Accounts payable and other liabilities	329,100	322,048

Total current liabilities	1,811,081	1,730,329
Notes payable and capital leases	766,450	1,039,352
Deferred taxes	8,635	5,624
Other noncurrent liabilities	22,819	29,977

Total Liabilities	2,608,985	2,805,282

Commitments and contingencies
Stockholders' Equity:
Preferred stock ($0.001 par value, 10,000 shares authorized, none issued and outstanding)	—	—
Class A common stock ($0.001 par value, 350,000 shares authorized; issued 2000—125,994; 1999—123,429)	126	124
Class B non-voting convertible common stock ($0.001 par value, 30,000 shares authorized; issued and outstanding 2000—0; 1999—2,138)	—	2
Additional paid-in capital	649,166	643,372
Treasury Class A common stock, at cost (2000—3,194 shares; 1999—3,194 shares)	(95,831)	(95,831)
Retained earnings	511,224	347,601
Accumulated other comprehensive loss	(3,554)	(4,069)

Total Stockholders' Equity	1,061,131	891,199

Total Liabilities and Stockholders' Equity	$3,670,116	$3,696,481

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
HEALTH NET, INC.

	Year Ended December 31,
(Amounts in thousands, except per share data)	2000	1999	1998
Revenues
Health plan services premiums	$7,351,098	$7,031,055	$7,124,161
Government contracts/Specialty services	1,623,158	1,529,855	1,411,267
Investment and other income	102,299	86,977	93,441

Total revenues	9,076,555	8,647,887	8,628,869

Expenses
Health plan services	6,242,282	5,950,002	6,090,472
Government contracts/Specialty services	1,080,407	1,002,893	924,075
Selling, general and administrative	1,296,881	1,301,743	1,413,771
Depreciation	67,260	70,010	78,951
Amortization	38,639	42,031	49,142
Interest	87,930	83,808	92,159
Asset impairment, merger, restructuring and other costs	—	11,724	240,053
Net loss (gain) on sale of businesses and properties	409	(58,332)	(5,600)

Total expenses	8,813,808	8,403,879	8,883,023

Income (loss) from operations before income taxes and cumulative effect of a change in accounting principle	262,747	244,008	(254,154)
Income tax provision (benefit)	99,124	96,226	(88,996)

Income (loss) before cumulative effect of a change in accounting principle	163,623	147,782	(165,158)
Cumulative effect of a change in accounting principle, net of tax	—	(5,417)	—

Net income (loss)	$163,623	$142,365	$(165,158)

Basic earnings (loss) per share:
Income (loss) from operations	$1.34	$1.21	$(1.35)
Cumulative effect of a change in accounting principle	—	(0.05)	—

Net	$1.34	$1.16	$(1.35)

Diluted earnings (loss) per share:
Income (loss) from operations	$1.33	$1.21	$(1.35)
Cumulative effect of a change in accounting principle	—	(0.05)	—

Net	$1.33	$1.16	$(1.35)

Weighted average shares outstanding:
Basic	122,471	122,289	121,974
Diluted	123,453	122,343	121,974

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
HEALTH NET, INC.

	Common Stock
	Class A		Class B
					Additional Paid-in Capital
(Amounts in thousands)	Shares	Amount	Shares	Amount
Balance at January 1, 1998	114,449	$115	10,298	$10	$628,610
Comprehensive income (loss):

Total comprehensive income (loss)	—	—	—	—	—

Exercise of stock options including related tax benefit	497	1			9,584
Conversion of Class B to Class A	5,250	5	(5,250)	(5)
Employee stock purchase plan	166				3,625

Balance at December 31, 1998	120,362	121	5,048	5	641,819
Comprehensive income:

Total comprehensive income	—	—	—	—	—

Exercise of stock options including related tax benefit	5
Conversion of Class B to Class A	2,910	3	(2,910)	(3)
Employee stock purchase plan	152				1,553

Balance at December 31, 1999	123,429	124	2,138	2	643,372
Comprehensive income:

Total comprehensive income	—	—	—	—	—

Exercise of stock options including related tax benefit	314				4,683
Conversion of Class B to Class A	2,138	2	(2,138)	(2)
Employee stock purchase plan	113				1,111

Balance at December 31, 2000	125,994	$126	—	$—	$649,166

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)
HEALTH NET, INC.

	Common Stock Held in Treasury
				Accumulated Other Comprehensive Income (Loss)
			Retained Earnings
(Amounts in thousands)	Shares	Amount			Total
Balance at January 1, 1998	(3,194)	$(95,831)	$370,394	$(7,324)	$895,974
Comprehensive income (loss):
Net loss			(165,158)		(165,158)
Change in unrealized depreciation on investments, net of tax of $11				16	16

Total comprehensive income (loss)	—	—	(165,158)	16	(165,142)

Exercise of stock options including related tax benefit					9,585
Conversion of Class B to Class A					—
Employee stock purchase plan					3,625

Balance at December 31, 1998	(3,194)	(95,831)	205,236	(7,308)	744,042
Comprehensive income:
Net income			142,365		142,365
Change in unrealized depreciation on investments, net of tax of $2,159				3,239	3,239

Total comprehensive income	—	—	142,365	3,239	145,604

Exercise of stock options including related tax benefit					—
Conversion of Class B to Class A					—
Employee stock purchase plan					1,553

Balance at December 31, 1999	(3,194)	(95,831)	347,601	(4,069)	891,199
Comprehensive income:
Net income			163,623		163,623
Change in unrealized depreciation on investments, net of tax of $343				515	515

Total comprehensive income	—	—	163,623	515	164,138

Exercise of stock options including related tax benefit					4,683
Conversion of Class B to Class A					—
Employee stock purchase plan					1,111

Balance at December 31, 2000	(3,194)	$(95,831)	$511,224	$(3,554)	$1,061,131

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
HEALTH NET, INC.

	Year Ended December 31,
(Amounts in thousands)	2000	1999	1998
Cash Flows from Operating Activities:
Net income (loss)	$163,623	$142,365	$(165,158)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization and depreciation	105,899	112,041	128,093
Net loss (gain) on sale of businesses and properties	409	(58,332)	(5,600)
Cumulative effect of a change in accounting principle	—	5,417	—
Impairment of assets	—	11,724	159,066
Other changes	10,035	5,648	15,041
Changes in assets and liabilities, net of effects of dispositions:
Premiums receivable and unearned premiums	(10,472)	(8,973)	38,569
Other assets	105,659	63,902	(69,671)
Amounts receivable/payable under government contracts	(86,729)	5,130	(58,000)
Reserves for claims and other settlements	103,588	167,084	(6,416)
Accounts payable and other liabilities	(25,849)	(148,878)	64,943

Net cash provided by operating activities	366,163	297,128	100,867

Cash Flows from Investing Activities:
Sales or maturities of investments	304,523	642,150	727,435
Purchase of investments	(253,141)	(606,350)	(697,472)
Net purchases of property and equipment	(86,853)	(36,592)	(147,782)
Sale of net assets of discontinued operations	—	—	257,100
Proceeds from sale of businesses and properties	3,505	137,728	—
Other	(29,943)	26,486	7,682

Net cash (used in) provided by investing activities	(61,909)	163,422	146,963
Cash Flows from Financing Activities:
Proceeds from exercise of stock options and employee stock purchases	5,794	1,553	13,209
Proceeds from issuance of notes payable and other financing arrangements	250,033	221,276	155,575
Repayment of debt and other non-current liabilities	(523,885)	(436,705)	(212,109)

Net cash used in financing activities	(268,058)	(213,876)	(43,325)

Net increase in cash and cash equivalents	36,196	246,674	204,505
Cash and cash equivalents, beginning of year	1,010,539	763,865	559,360

Cash and cash equivalents, end of year	$1,046,735	$1,010,539	$763,865

Supplemental Cash Flows Disclosure:
Interest paid	$87,023	$85,212	$85,981
Income taxes paid (refunded)	9,694	6,106	(87,799)
Supplemental Schedule of Non-Cash Investing and Financing Activities:
Capital lease obligations	—	—	$2,530
Notes and stocks received on sale of businesses	—	22,909	—
Conversion of FOHP convertible debentures to equity	—	—	1,197

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF BUSINESS

On November 3, 2000, the Company changed its name from Foundation Health Systems, Inc. to Health Net, Inc. and changed its ticker symbol on the New York Stock Exchange (effective November 6, 2000) from "FHS" to "HNT." The Company accomplished the name change by merging a wholly-owned subsidiary, HNI Shell, Inc., with and into the Company and, in connection with such merger, amending its Fourth Amended and Restated Certificate of Incorporation to change the Company's name to Health Net, Inc.

    The current operations of Health Net, Inc. (the "Company" or "HNT") are a result of the April 1, 1997 merger transaction (the "FHS Combination") involving Health Systems International, Inc. ("HSI") and Foundation Health Corporation ("FHC"). Pursuant to the FHS Combination, FH Acquisition Corp., a wholly-owned subsidiary of HSI ("Merger Sub"), merged with and into FHC and FHC survived as a wholly-owned subsidiary of HSI, which changed its name to "Foundation Health Systems, Inc." and thereby became the Company. Pursuant to the Agreement and Plan of Merger (the "Merger Agreement") that evidenced the FHS Combination, FHC stockholders received 1.3 shares of the Company's Class A Common Stock for every share of FHC common stock held, resulting in the issuance of approximately 76.7 million shares of the Company's Class A Common Stock to FHC stockholders. The shares of the Company's Class A Common Stock issued to FHC's stockholders in the FHS Combination constituted approximately 61% of the outstanding stock of the Company after the FHS Combination and the shares held by the Company's stockholders prior to the FHS Combination (i.e. the prior stockholders of HSI) constituted approximately 39% of the outstanding stock of the Company after the FHS Combination.

    The FHS Combination was accounted for as a pooling of interests for accounting and financial reporting purposes. The pooling of interests method of accounting is intended to present, as a single interest, two or more common stockholder interests which were previously independent and assumes that the combining companies have been merged from inception.

    The Company is an integrated managed care organization which administers the delivery of managed health care services through two segments: Health Plan Services and Government Contracts/Specialty Services. Through its subsidiaries, the Company offers group, individual, Medicaid and Medicare health maintenance organization ("HMO"), point of service ("POS") and preferred provider organization ("PPO") plans; government-sponsored managed care plans; and managed care products related to administration and cost containment, behavioral health, dental, vision and pharmaceutical products and other services.

    During 1999, the Health Plan Services segment consisted of four regional divisions: Arizona (Arizona and Utah), California (encompassing only the State of California), Central (Colorado, Florida, Idaho, Louisiana, New Mexico, Oklahoma, Oregon, Texas and Washington) and Northeast (Connecticut, New Jersey, New York, Ohio, Pennsylvania and West Virginia). During 1999, the Company either divested its health plans or entered into arrangements to transition the membership of its health plans in the states of Colorado, Idaho, Louisiana, New Mexico, Oklahoma, Texas, Utah and Washington. Effective January 1, 2000, as a result of such divestitures, the Company consolidated and reorganized its Health Plan Services segment into two regional divisions, the Eastern Division (Connecticut, Florida, New Jersey, New York, Ohio, Pennsylvania and West Virginia) and the Western Division (Arizona, California and Oregon). The Company is one of the largest managed health care companies in the United States, with approximately 4.0 million at-risk and administrative services only ("ASO") members in its Health Plan Services segment. The Company also owns health and life insurance companies licensed to sell insurance in 35 states and the District of Columbia.

    The Government Contracts/Specialty Services segment administers large, multi-year managed care government contracts. This segment subcontracts to affiliated and unrelated third parties the administration and health care risk of parts of these contracts and currently administers health care programs covering 1.5 million eligible individuals under TRICARE (formerly known as the Civilian Health and Medical Program of the Uniformed Services ("CHAMPUS")). The Company has three TRICARE contracts that cover Alaska, Arkansas, California, Hawaii, Oklahoma, Oregon and Washington, and parts of Arizona, Idaho, Louisiana and Texas. This segment also offers behavioral health, dental, vision, and pharmaceutical products and services as well as managed care products related to bill review, administration and cost containment for hospitals, health plans and other entities.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION AND BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

RECLASSIFICATIONS

Certain amounts in the 1999 and 1998 consolidated financial statements and notes have been reclassified to conform to the 2000 presentation. The reclassifications have no effect on net earnings or losses or stockholders' equity as previously reported.

REVENUE RECOGNITION

Health plan services premium revenues include HMO, POS and PPO premiums from employer groups and individuals and from Medicare recipients who have purchased supplemental benefit coverage, which premiums are based on a predetermined prepaid fee, Medicaid revenues based on multi-year contracts to provide care to Medicaid recipients, and revenue under Medicare risk contracts to provide care to enrolled Medicare recipients. Revenue is recognized in the month in which the related enrollees are entitled to health care services. Premiums collected in advance are recorded as unearned premiums.

    Government contracts revenues are recognized in the month in which the eligible beneficiaries are entitled to health care services. Government contracts also contain cost and performance incentive provisions which adjust the contract price based on actual performance, and revenue under government contracts is subject to price adjustments attributable to inflation and other factors. The effects of these adjustments are recognized on a monthly basis, although the final determination of these amounts could extend significantly beyond the period during which the services were provided. Amounts receivable under government contracts are comprised primarily of estimated amounts receivable under these cost and performance incentive provisions, price adjustments, and change orders for services not originally specified in the contracts. These receivables develop as a result of TRICARE health care costs rising faster than the forecasted health care cost trends used in the original contract bids, data revisions on formal contract adjustments and routine contract changes for benefit adjustments. Specialty services revenues are recognized in the month in which the administrative services are performed or the period that coverage for services is provided.

    In December 1999, the Securities and Exchange Commission issued, then subsequently amended, Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101, as amended, provides guidance on applying accounting principles generally accepted in the United States of America to revenue recognition issues in financial statements. The Company adopted SAB 101 effective October 1, 2000. The adoption of SAB 101 did not have a material effect on the Company's consolidated financial position or results of operations.

HEALTH CARE SERVICES

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

    The Company's HMO in California generally contracts with various medical groups to provide professional care to certain of its members on a capitated, or fixed per member per month fee basis. Capitation contracts generally include a provision for stop-loss and non-capitated services for which the Company is liable. Professional capitated contracts also generally contain provisions for shared risk, whereby the Company and the medical groups share in the variance between actual costs and predetermined goals. Additionally, the Company contracts with certain hospitals to provide hospital care to enrolled members on a capitation basis. The Company's HMOs in other states also contract with hospitals, physicians and other providers of health care, pursuant to discounted fee-for-service arrangements, hospital per diems, and case rates under which providers bill the HMOs for each individual service provided to enrollees.

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

    The Company and its consolidated subsidiaries are required to set aside certain funds for restricted purposes pursuant to regulatory requirements. As of December 31, 1999, the cash and cash equivalents balance of $52.9 million was restricted and included in other noncurrent assets. There were no such restricted amounts as of December 31, 2000.

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

    Certain debt investments are held by trustees or agencies pursuant to state regulatory requirements. These investments totaled $7.2 million and $31.8 million as of December 31, 2000 and 1999, respectively, and are included in other noncurrent assets (see Note 11). Market values approximate carrying value at December 31, 2000 and 1999.

GOVERNMENT CONTRACTS

Amounts receivable or payable under government contracts are based on three TRICARE contracts in five regions which include both amounts billed ($1.2 million and $5.1 million of net receivables at December 31, 2000 and 1999, respectively) and estimates for amounts to be received under cost and performance incentive provisions, price adjustments and change orders for services not originally specified in the contracts. Such estimates are determined based on information available as well as historical performance and collection of which could extend for periods beyond a year. Differences, which may be material, between the amounts estimated and final amounts collected are recorded in the period when determined.

    In December 2000, the Company's subsidiary, Health Net Federal Services, Inc. and the Department of Defense agreed to a settlement of approximately $389 million for outstanding receivables related to the Company's three TRICARE contracts and for the completed contract for the CHAMPUS Reform Initiative. Approximately $60 million of the settlement amount was received in December 2000. The remaining settlement amount was received on January 5, 2001.

    Additionally, the reserves for claims and other settlements include approximately $205.3 million and $189.7 million relating to health care services provided under these contracts as of December 31, 2000 and 1999, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the lesser of estimated useful lives of the various classes of assets or the lease term. The useful life for buildings and improvements is estimated at 35 to 40 years, and the useful lives for furniture, equipment and software range from three to eight years (see Note 5).

    Effective January 1, 1999, the Company adopted Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and changed its method of accounting for the costs of internally developed computer software. The change involved capitalizing certain consulting costs, payroll and payroll related costs for employees related to computer software developed for internal use and subsequently amortizing such costs over a three to five year period. The Company had previously expensed such costs.

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

    Goodwill and other intangible assets consisted of the following at December 31, 2000 (amounts in thousands):

	Cost	Accumulated Amortization	Net Balance	Amortization Period
Goodwill	$972,707	$181,509	$791,198	9–40 years
Provider network	69,466	18,992	50,474	14–40 years
Employer group contracts	92,900	77,024	15,876	11–23 years
Other	27,002	21,131	5,871	5–7 years

Total	$1,162,075	$298,656	$863,419

    Goodwill and other intangible assets consisted of the following at December 31, 1999 (amounts in thousands):

	Cost	Accumulated Amortization	Net Balance	Amortization Period
Goodwill	$981,600	$157,924	$823,676	9-40 years
Provider network	69,466	15,515	53,951	14-40 years
Employer group contracts	92,900	68,874	24,026	11-23 years
Other	27,002	19,069	7,933	5-7 years

Total	$1,170,968	$261,382	$909,586

CHANGE IN ACCOUNTING PRINCIPLE

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

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, investments and premiums receivable. All cash equivalents and investments are managed within established guidelines which limit the amounts which may be invested with one issuer. Concentrations of credit risk with respect to premiums receivable are limited due to the large number of payers comprising the Company's customer base. The Company's 10 largest employer groups accounted for 36% and 32% of premiums receivable and 16% and 15% of premium revenue as of December 31, 2000 and 1999, respectively, and for the years then ended.

EARNINGS PER SHARE

The Company adopted in 1997, SFAS No. 128, "Earnings Per Share." As required by SFAS No. 128, basic EPS excludes dilution and reflects income divided by the weighted average shares of common stock outstanding during the periods presented. Diluted EPS is based upon the weighted average shares of common stock and dilutive common stock equivalents (stock options) outstanding during the periods presented; no adjustment to income is required.

    Common stock equivalents arising from dilutive stock options are computed using the treasury stock method; in 2000 and 1999, this amounted to 982,000 and 54,000 shares. Such shares amounting to 207,000 were antidilutive in 1998.

    Options to purchase an aggregate of 4.6 million, 11.4 million, and 13.4 million shares of common stock during 2000, 1999, and 1998, respectively, were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common stock. These options expire through December 2010.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Principal areas requiring the use of estimates include the determination of allowances for doubtful accounts, reserves for claims and other settlements, reserves for professional and general liabilities, amounts receivable or payable under government contracts, remaining reserves for restructuring and other charges, and net realizable values for assets where impairment charges have been recorded.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts of cash equivalents, investments available for sale, trade accounts and notes receivable and notes payable approximate their carrying amounts in the financial statements and have been determined by the Company using available market information and appropriate valuation methodologies. The carrying amounts of cash equivalents approximate fair value due to the short maturity of those instruments. The fair values of investments are estimated based on quoted market prices and dealer quotes for similar investments. The fair value of notes payable is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt with the same remaining maturities. The carrying value of long-term notes receivable approximates the fair value of such receivables. Considerable judgment is required to develop estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts the Company could have realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

    The fair value estimates are based on pertinent information available to management as of December 31, 2000 and 1999. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and therefore, current estimates of fair value may differ significantly.

STOCK-BASED COMPENSATION

The Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As permitted under SFAS 123, the Company has elected to continue accounting for stock-based compensation under the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, compensation cost for stock options is measured at the date of grant as the excess, if any, of the quoted market price of the Company's stock over the exercise price of the option (see Note 7).

    In March 2000, the FASB issued Interpretation No. 44, ("Interpretation 44") "Accounting for Certain Transactions Involving Stock Compensation." Interpretation 44 provides guidance on certain implementation issues related to APB Opinion No. 25. Interpretation 44 was effective July 1, 2000 and did not have an impact on the Company's consolidated financial position or results of operations.

COMPREHENSIVE INCOME

Effective January 1, 1998, the Company adopted SFAS No. 130 "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and presenting comprehensive income and its components. Comprehensive income includes all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income and net unrealized appreciation (depreciation), after tax, on investments available for sale. Reclassification adjustments for net (losses) gains realized in net income were $(0.04) million, $0.4 million, and $2.0 million for the years ended December 31, 2000, 1999, 1998, respectively. See Consolidated Statements of Stockholders' Equity.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is required to be adopted in fiscal years beginning after June 15, 2000. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Investments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133" which delayed the adoption of SFAS 133 until January 1, 2001. The Company has completed its assessment of the impact of SFAS 133, as amended, and has concluded that the adoption of SFAS 133 will not have a material impact on its financial condition or results of operations.

TAXES BASED ON PREMIUMS

The Company provides services in certain states which require premium taxes to be paid by the Company based on membership or billed premiums. These taxes are paid in lieu of or in addition to state income taxes and totaled $9.9 million in 2000, $11.7 million in 1999 and $13.9 million in 1998. These amounts are recorded in selling, general and administrative expenses on the Company's consolidated statements of operations.

INCOME TAXES

The Company records deferred tax assets and liabilities based on differences between the book and tax bases of assets and liabilities. The deferred tax assets and liabilities are calculated by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse (see Note 10).

NOTE 3—ACQUISITIONS AND DISPOSITIONS

The following summarizes acquisitions, strategic investments, and dispositions by the Company during the three years ended December 31, 2000.

2000 TRANSACTIONS

The Company sold a property in California and received cash proceeds of $3.5 million and recognized a gain of $1.1 million, before taxes.

    As discussed in the "1999 TRANSACTIONS," the Company completed the sale of its HMO operations in Washington. As part of the final sales true-up adjustment, the Company recorded a loss on the sale of its Washington HMO operations of $1.5 million, before taxes.

    In 1995, the Company entered into a five year tax retention operating lease for the construction of various health care centers and a corporate facility. Upon expiration in May 2000, the lease was extended for four months through September 2000 whereupon the Company settled its obligations under the agreement and purchased the leased properties which were comprised of three rental health care centers and a corporate facility for $35.4 million. The health care centers are held as investment rental properties and are included in other noncurrent assets. The corporate facility building is used in operations and included in property and equipment. The buildings are being depreciated over a remaining useful life of 35 years.

    Throughout 2000 and the first quarter of 2001, the Company has provided funding in the amount of approximately $4.2 million in MedUnite, Inc., an independent company, funded and organized by seven major managed health care companies. MedUnite, Inc. is designed to provide on-line internet provider connectivity services including eligibility information, referrals, authorizations, claims submission and payment. The funded amounts are included in other noncurrent assets.

    During 2000, the Company secured an exclusive e-business connectivity services contract from the Connecticut State Medical Society IPA, Inc. ("CSMS-IPA") for $15.0 million. CSMS-IPA is an association of medical doctors providing health care primarily in Connecticut. The amounts paid to CSMS-IPA for this agreement are included in other noncurrent assets.

1999 TRANSACTIONS

In connection with its planned divestiture of non-core operations, the Company completed the sale of certain of its non-affiliate pharmacy benefits management operations for net cash proceeds of $65.0 million and recognized a net gain of $60.6 million. In addition, the Company also completed the sale of its HMO operations in Utah, Washington, New Mexico, Louisiana, Texas and Oklahoma, as well as the sale of its two hospitals, a third-party administrator subsidiary and a PPO network subsidiary. For these businesses, the Company received an aggregate of $60.5 million in net cash proceeds, $12.2 million in notes receivable, $10.7 million in stocks and recognized a net loss of $9.1 million, before taxes. See Note 15 for impairment charges recognized during 1998 on certain of these dispositions.

    In connection with the disposition of the HMO operations in Washington, the Company sold the Medicaid and Basic Health Plan membership and retained under a reinsurance and administrative agreement the commercial membership. At the same time, the Company entered into definitive agreements with PacifiCare of Washington, Inc. and Premera Blue Cross to transition the Company's commercial membership in Washington. The transition was completed as of June 30, 2000. The Company also entered into a definitive agreement with PacifiCare of Colorado, Inc. to transition the Company's HMO membership in Colorado. The transition was completed as of June 30, 2000. The dispositions do not have a material effect on the consolidated financial statements.

1998 TRANSACTIONS

CALL CENTER OPERATIONS—In December 1998, the Company sold certain of its call center operations for $36.3 million in cash, net of transaction costs, and recorded a gain of $1.2 million. In addition, the Company entered into a long-term services agreement with the buyer to provide such services to its members for a period of 10 years.

WORKERS' COMPENSATION—In December 1997, the Company adopted a formal plan to sell its workers' compensation segment which was accounted for as discontinued operations. On December 10, 1998, the Company completed the sale of the workers' compensation segment. The net assets sold consisted primarily of investments, premiums and reinsurance receivables, and reserves for claims. The selling price was $257.1 million in cash.

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

NOTE 4—INVESTMENTS

As of December 31, the amortized cost, gross unrealized holding gains and losses and fair value of the Company's available-for-sale investments were as follows (amounts in thousands):

	2000
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Carrying Value
Asset-backed securities	$108,308	$564	$(149)	$108,723
U.S. government and agencies	78,953	436	(100)	79,289
Obligations of states and other political subdivisions	103,168	506	(80)	103,594
Corporate debt securities	90,525	555	(3,186)	87,894
Other securities	110,864	750	(4,212)	107,402

	$491,818	$2,811	$(7,727)	$486,902

	1999
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Carrying Value
Asset-backed securities	$116,628	$5	$(1,600)	$115,033
U.S. government and agencies	98,998	13	(1,645)	97,366
Obligations of states and other political subdivisions	138,830	10	(833)	138,007
Corporate debt securities	69,602	8	(1,209)	68,401
Other securities	37,808	8	(20)	37,796

	$461,866	$44	$(5,307)	$456,603

    At December 31, 2000, the contractual maturities of the Company's available-for-sale investments were as follows (amounts in thousands):

	Cost	Estimated Fair Value
Due in one year or less	$130,068	$125,770
Due after one year through five years	241,087	239,947
Due after five years through ten years	54,116	54,336
Due after ten years	66,547	66,849

Total available for sale	$491,818	$486,902

    Proceeds from sales and maturities of investments available for sale during 2000 were $304.5 million, resulting in realized gains and losses of $.04 million and $.1 million, respectively. Proceeds from sales and maturities of investments available for sale during 1999 were $642.2 million, resulting in realized gains and losses of $.7 million and $.1 million, respectively. Proceeds from sales and maturities of investments available for sale during 1998 were $727.4 million, resulting in realized gains and losses of $3.6 million and $0.3 million, respectively.

NOTE 5—PROPERTY AND EQUIPMENT

Property and equipment comprised the following at December 31 (amounts in thousands):

	2000	1999
Land	$20,700	$20,645
Construction in progress	2,082	18,930
Buildings and improvements	126,702	111,936
Furniture, equipment and software	541,654	473,042

	691,138	624,553
Less accumulated depreciation	395,129	343,824

	$296,009	$280,729

NOTE 6—NOTES PAYABLE, CAPITAL LEASES AND OTHER FINANCING ARRANGEMENTS

Notes payable, capital leases and other financing arrangements comprised the following at December 31 (amounts in thousands):

	2000	1999
Revolving credit facility, variable interest at LIBOR plus 1.50% at December 31, 2000, unsecured	$766,450	$1,039,250
Capital leases and other notes payable	49	1,358

Total notes payable and capital leases	766,499	1,040,608
Notes payable and capital leases—current portion	49	1,256

Notes payable and capital leases—noncurrent portion	$766,450	$1,039,352

REVOLVING CREDIT FACILITY

The Company established in July 1997, a $1.5 billion credit facility (the "Credit Facility") with Bank of America (as Administrative Agent for the Lenders thereto, as amended in April, July, and November 1998, March 1999, and September 2000 (the "Amendments")). All previous revolving credit facilities were terminated and rolled into the Credit Facility. At the election of the Company, and subject to customary covenants, loans are initiated on a bid or committed basis and carry interest at offshore or domestic rates, at the applicable LIBOR Rate plus margin or the bank reference rate. Actual rates on borrowings under the Credit Facility vary, based on competitive bids and the Company's unsecured credit rating at the time of the borrowing. These rates were 7.56% and 7.19% at

December 31, 2000 and 1999, respectively. Under the Amendments, the Company's public issuer rating becomes the exclusive means of setting the facility fee and borrowing rates under the Credit Facility. In addition, certain covenants including financial covenants were amended. The Credit Facility is available for five years, until July 2002, but it may be extended under certain circumstances for two additional years. The weighted average annual interest rate on the Company's notes payable and capital leases was approximately 7.92%, 6.78% and 6.30% for the years ended December 31, 2000, 1999 and 1998, respectively. The maximum amount outstanding under the Credit Facility during 2000 was $1.1 billion and the maximum commitment level is $1.36 billion at December 31, 2000.

    As of December 31, 2000, the Company was in compliance with the financial covenants of the Credit Facility, as amended.

    Scheduled principal repayments on notes payable, capital leases and other financing arrangements are $49,000 in 2001 and $766.5 million in 2002. No principal repayments are scheduled after 2002.

NOTE 7—STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

The Company has various stock option plans which cover certain employees, officers and non-employee directors, and an employee stock purchase plan under which substantially all full-time employees of the Company are eligible to participate. The stockholders have approved these plans except for the 1998 Stock Option Plan which was adopted by the Company's Board of Directors.

    Under the 1989, 1990, 1991, 1992, 1993, 1997 and 1998 employee stock option plans and the non-employee director stock option plan, the Company grants options at prices at or above the fair market value of the stock on the date of grant. The options carry a maximum term of up to 10 years and in general vest ratably over three to five years. The Company has reserved a total of 23.3 million shares of its Class A Common Stock for issuance under the stock option plans.

    Under the Company's Employee Stock Purchase Plan, the Company provides employees with the opportunity to purchase stock through payroll deductions. Eligible employees may purchase on a monthly basis the Company's Class A Common Stock at 85% of the lower of the market price on either the first or last day of each month.

    Stock option activity and weighted average exercise prices for the years ended December 31 are presented below:

	2000		1999		1998
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at January 1	12,284,417	$20.47	13,418,473	$20.87	9,636,831	$29.94
Granted	3,932,353	9.54	785,549	12.62	8,021,018	14.05
Exercised	(314,384)	17.73	(5,000)	14.50	(514,064)	18.64
Canceled	(3,682,604)	17.86	(1,914,605)	19.93	(3,725,312)	30.28

Outstanding at December 31	12,219,782	$17.83	12,284,417	$20.47	13,418,473	$20.87

Exercisable at December 31	4,890,364		4,824,708		4,140,362

    The following table summarizes the weighted average exercise price and weighted average remaining contractual life for significant option groups outstanding at December 31, 2000:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$6.63–9.81	3,360,601	7.58	$9.03	40,669	$9.00
9.88–10.84	259,500	8.11	10.52	185,165	10.67
11.19–12.94	3,935,409	4.23	12.86	560,259	12.82
13.00–31.91	2,038,939	5.68	22.54	1,501,438	24.44
32.13–44.06	2,625,333	6.29	33.62	2,602,833	33.63

$6.63–44.06	12,219,782	5.92	$17.83	4,890,364	27.35

    The weighted average fair value for options granted during 2000, 1999 and 1998 was $5.18, $6.10 and $6.00, respectively. The fair values were estimated using the Black-Scholes option-pricing model. The following weighted average assumptions were used in the fair value calculation for 2000, 1999 and 1998, respectively: (i) risk-free interest rate of 5.97%, 6.31% and 4.57%; (ii) expected option lives of 4.2 years, 3.9 years and 4.6 years; (iii) expected volatility for both options and employee purchase rights of 63.7%, 55.7% and 44.5%; and (iv) no expected dividend yield.

    The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option or employee stock purchase plans. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates of options and employee purchase rights consistent with the method of SFAS No. 123, the Company's net income (loss) and earnings (losses) per share would have been reduced (increased) to the pro forma amounts indicated below for the years ended December 31 (amounts in thousands, except per share data):

		2000	1999	1998
Net income (loss)	As reported	$163,623	$142,365	$(165,158)
	Pro forma	156,701	132,043	(171,022)
Basic earnings (loss) per share	As reported	1.34	1.16	(1.35)
	Pro forma	1.28	1.08	(1.40)
Diluted earnings (loss) per share	As reported	1.33	1.16	(1.35)
	Pro forma	1.27	1.08	(1.40)

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

NOTE 8—CAPITAL STOCK

The Company has two classes of Common Stock. The Company's Class B Common Stock has the same economic benefits as the Company's Class A Common Stock but is non-voting. As of December 31, 2000 there were 122,800,000 shares of the Company's Class A Common Stock outstanding and no shares of the Company's Class B Common Stock outstanding.

PUBLIC OFFERING

On May 15, 1996, the Company completed a public offering in which the Company sold 3,194,374 shares of Class A Common Stock and the California Wellness Foundation ("CWF") sold 6,386,510 shares of Class A Common Stock (constituting 6,386,510 shares of Class B Common Stock which automatically converted into shares of Class A Common Stock upon the sale) for a per share purchase price to the public of $30.00 (the "Offering"). The proceeds received by the Company from the sale of the 3,194,374 shares of Class A Common Stock were approximately $92.4 million after deducting underwriting discounts and commissions and estimated expenses of the Offering payable by the Company. The Company used its net proceeds from the Offering to repurchase 3,194,374 shares of Class A Common Stock from certain Class A Stockholders. The Company repurchased these shares of Class A Common Stock from the Class A Stockholders at $30.00 per share less transaction costs associated with the Offering, amounting to $1.08 per share. All of these 3,194,374 shares of Class A Common Stock repurchased are currently held in treasury. The Company did not receive any of the proceeds from the sale of shares of Class A Common Stock in the Offering by the CWF.

    On June 27, 1997, the Company redeemed 4,550,000 shares of Class B Common Stock from the CWF at a price of $24.469 per share. The Company provided its consent to permit the CWF to sell 3,000,000 shares of Class B Common Stock to an unrelated third party in June of 1997 and the CWF had the right to sell an additional 450,000 shares of Class B Common Stock to unrelated third parties, which it did throughout August of 1997. On November 6, 1997, the Company also provided its consent to permit the CWF to sell 1,000,000 shares of Class B Common Stock to unrelated third parties. In addition, on June 1, 1998, the Company gave its consent to permit the CWF to sell (and on June 18, 1998, the CWF sold) 5,250,000 shares of Class B Common Stock to unrelated third parties. In 2000 and 1999, the CWF sold 2,138,000 and 2,909,600 shares of Class B Common Stock to unrelated third parties, respectively. As a result of such sale, the CWF no longer holds any shares of Class B Common Stock. Pursuant to the Company's Certificate of Incorporation, all of such shares of Class B Common Stock sold automatically converted into shares of Class A Common Stock in the hands of such third parties.

SHAREHOLDER RIGHTS PLAN

On May 20, 1996, the Board of Directors of the Company declared a dividend distribution of one right (a "Right") for each outstanding share of the Company's Class A Common Stock and Class B Common Stock (collectively, the "Common Stock"), to stockholders of record at the close of business on July 31, 1996 (the "Record Date"). The Board of Directors of the Company also authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the earliest of the "Distribution Date," the Rights separate from the Common Stock under the circumstances described below and in accordance with the provisions of the Rights Agreement, as defined below, the redemption of the Rights, and the expiration of the Rights and in certain other circumstances. Rights will attach to all Common Stock certificates representing shares then outstanding and no separate Rights Certificates will be distributed. Subject to certain exceptions contained in the Rights Agreement (as amended), the Rights will separate from the Common Stock following any person, together with its affiliates and associates (an "Acquiring Person"), becoming the beneficial owner of 15% or more of the outstanding Class A Common Stock, the commencement of a tender or exchange offer that would result in any person, together with its affiliates and associates, becoming the beneficial owner of 15% or more of the outstanding Class A Common Stock or the determination by the Board of Directors that a person, together with its affiliates and associates, has become the beneficial owner of 10% or more of the Class A Common Stock and that such person is an "Adverse Person," as defined in the Rights Agreement.

    The Rights will first become exercisable on the Distribution Date and will expire on July 31, 2006, unless earlier redeemed by the Company as described below. Except as set forth below and subject to adjustment as provided in the Rights Agreement, each Right entitles its registered holder, upon the occurrence of a Distribution Date, to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, at a price of $170.00 per one-thousandth share.

    Subject to certain exceptions contained in the Rights Agreement, in the event that any person shall become an Acquiring Person or be declared an Adverse Person, then the Rights will "flip-in" and entitle each holder of a Right, other than any Acquiring Person or Adverse Person, to purchase, upon exercise at the then-current exercise price of such Right, that number of shares of Class A Common Stock having a market value of two times such exercise price.

    In addition and subject to certain exceptions contained in the Rights Agreement, in the event that the Company is acquired in a merger or other business combination in which the Class A Common Stock does not remain outstanding or is changed or 50% of the assets or earning power of the Company is sold or otherwise transferred to any other person, the Rights will "flip-over" and entitle each holder of a Right, other than an Acquiring Person or an Adverse Person, to purchase, upon exercise at the then-current exercise price of such Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times such exercise price.

    The Company may redeem the rights until the earlier of 10 days following the date that any person becomes the beneficial owner of 15% or more of the outstanding Class A Common Stock and the date the Rights expire at a price of $.01 per Right.

    In connection with the FHS Combination, the Company entered into Amendment No. 1 to the Rights Agreement to exempt the FHS Combination and related transactions from triggering the separation of the Rights. In addition, the amendment modified certain terms of the Rights Agreement applicable to the determination of certain "Adverse Persons," which modifications became effective upon consummation of the FHS Combination.

NOTE 9—EMPLOYEE BENEFIT PLANS

DEFINED CONTRIBUTION RETIREMENT PLANS

The Company and certain subsidiaries sponsor defined contribution retirement plans intended to qualify under Section 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Participation in the plans is available to substantially all employees who meet certain eligibility requirements and elect to participate. Employees may contribute up to the maximum limits allowed by Sections 401(k) and 415 of the Code, with Company contributions based on matching or other formulas. The Company's expense under these plans totaled $8.6 million, $7.8 million and $7.4 million for the years ended December 31, 2000, 1999 and 1998, respectively.

DEFERRED COMPENSATION PLANS

Effective May 1, 1998, the Company adopted a deferred compensation plan pursuant to which certain management and highly compensated employees are eligible to defer between 5% and 50% of their regular compensation and between 5% and 100% of their bonuses, and non-employee Board members are eligible to defer up to 100% of their directors compensation. The compensation deferred under this plan is credited with earnings or losses measured by the mirrored rate of return on investments elected by plan participants. Each plan participant is fully vested in all deferred compensation and earnings credited to his or her account. At December 31, 2000, the employee deferrals were invested through a trust.

    Prior to May 1997, certain members of management, highly compensated employees and non-employee Board members were permitted to defer payment of up to 90% of their compensation under a prior deferred compensation plan (the "Prior Plan"). The Prior Plan was frozen in May 1997 at which time each participant's account was credited with three times the 1996 Company match (or a lesser amount for certain participants) and each participant became 100% vested in all such contributions. The current provisions with respect to the form and timing of payments under the Prior Plan remain unchanged. At December 31, 2000 and 1999, the liability under these plans amounted to $21.6 million and $20.9 million, respectively. The Company's expense under these plans totaled $2.8 million, $1.9 million and $2.7 million for the years ended December 31, 2000, 1999 and 1998, respectively.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

RETIREMENT PLANS—The Company has two unfunded non-qualified defined benefit pension plans, a Supplemental Executive Retirement Plan (adopted in 1996) and a Directors' Retirement Plan (collectively, the "HSI SERPs"). These plans cover key executives, as selected by the Board of Directors, and non-employee directors. Benefits under the plans are based on years of service and level of compensation.

POSTRETIREMENT HEALTH AND LIFE PLANS—Certain subsidiaries of the Company sponsor postretirement defined benefit health care plans that provide postretirement medical benefits to directors, key executives, employees and dependents who meet certain eligibility requirements. Under these plans, the Company pays a percentage of the costs of medical, dental and vision benefits during retirement. The plans include certain cost-sharing features such as deductibles, co-insurance and maximum annual benefit amounts which vary based principally on years of credited service.

    On December 31, 1998, the Company adopted SFAS No. 132 "Employers' Disclosures about Pension and Other Postretirement Benefits" ("SFAS No. 132"), which revises employers' disclosures about pension and other postretirement benefit plans. SFAS No. 132 standardizes the disclosure requirements. The Company has chosen to disclose the information required by SFAS No. 132 by aggregating retirement plans into the "Pension Benefits" category and postretirement plans into the "Other Benefits" category.

    The following table sets forth the plans' funded status and amounts recognized in the Company's financial statements (amounts in thousands):

	Pension Benefits		Other Benefits
	2000	1999	2000	1999
Change in benefit obligation:
Benefit obligation, beginning of year	$12,287	$15,103	$5,506	$4,060
Service cost	1,174	1,762	595	603
Interest cost	972	989	388	324
Benefits paid	(967)	(1,112)	(95)	(94)
Actuarial loss (gain)	708	(4,455)	52	613

Projected benefit obligation, end of year	$14,174	$12,287	$6,446	$5,506

Change in fair value of plan assets:
Plan assets, beginning of year	$—	$—	$—	$—
Employer contribution	967	1,112	24	21
Benefits paid	(967)	(1,112)	(24)	(21)

Plan assets, end of year	$—	$—	$—	$—

Funded status of plans	$(14,174)	$(12,287)	$(6,446)	$(5,506)
Unrecognized prior service cost	4,499	4,969	(204)	(211)
Unrecognized (gain)	(2,465)	(3,338)	(1,511)	(1,645)

Net amount recognized as accrued benefit liability	$(12,140)	$(10,656)	$(8,161)	$(7,362)

    The components of net periodic benefit costs for the years ended December 31, 2000, 1999 and 1998 are as follows (amounts in thousands):

	Pension Benefits			Other Benefits
	2000	1999	1998	2000	1999	1998
Service cost	$1,174	$1,762	$1,525	$595	$603	$356
Interest cost	972	989	756	388	324	252
Amortization of prior service cost	469	474	308	(6)	(6)	(8)
Amortization of unrecognized (gain) loss	(165)	103	72	(82)	(58)	(115)

	2,450	3,328	2,661	895	863	485
Cost of subsidiary plan curtailment	—	—	1,896	—	—	(13)

Net periodic benefit cost	$2,450	$3,328	$4,557	$895	$863	$472

    The weighted average annual discount rate assumed was 7.50% and 7.75% for the years ended December 31, 2000 and 1999, respectively, for both pension plan benefit plans and other postretirement benefit plans. Weighted average compensation increases of between 2.00% to 6.00% for the years ended December 31, 2000 and 1999 were assumed for the pension benefit plans.

    For measurement purposes, depending upon the type of coverage offered, a 6.00% to 9.00% annual rate of increase in the per capita cost covered health care benefits was assumed for 2000, and 6.00% was assumed for 1999. These rates were assumed to decrease gradually to between 5.50% and 6.00% in 2007 for 2000 and to 4.50% in 2006 for 1999.

    The Company has multiple postretirement medical benefit plans. The Health Net plan is non-contributory for employees retired prior to December 1, 1995 who have attained the age of 62; employees retiring after December 1, 1995 who have attained age 62 contribute from 25% to 100% of the cost of coverage depending upon years of service. The Company has two other benefit plans that it has acquired as part of the acquisitions made in 1997. One of the plans is frozen and non-contributory, whereas the other plan is contributory by certain participants.

    A one percentage point change in assumed health care cost trend rates would have the following effects for the year ended December 31, 2000 (amounts in thousands):

	1-percentage point increase	1-percentage point decrease
Effect on total of service and interest cost	$258	$(190)
Effect on postretirement benefit obligation	1,333	(1,017)

    The Company has no minimum pension liability adjustment to be included in comprehensive income.

PERFORMANCE-BASED ANNUAL BONUS PLAN

In 2000, the Company adopted a new Executive Officer Incentive Plan that qualifies as a Performance-Based Annual Bonus Plan that qualified under Section 162(m) of the Code (the "162(m) Plan"). Under the 162(m) Plan, certain executives were eligible to receive cash bonuses based upon the attainment of objective performance goals established by the Company's Compensation and Stock Option Committee pursuant to the terms of the 162(m) Plan.

NOTE 10—INCOME TAXES

Significant components of the provision (benefit) for income taxes are as follows for the years ended December 31 (amounts in thousands):

	2000	1999	1998
Current:
Federal	$18,459	$29,080	$6,346
State	10,349	(6,448)	3,897

Total current	28,808	22,632	10,243

Deferred:
Federal	64,644	52,419	(121,800)
State	5,672	21,175	(7,630)

Total deferred	70,316	73,594	(129,430)

Total provision (benefit) for income taxes	$99,124	$96,226	$(119,187)

    The $119.2 million tax benefit in 1998 includes $30,191,000 of tax benefit associated with the disposition of the Company's workers' compensation segment, which was recorded as a discontinued operation in 1997. The tax benefit offsets additional pretax losses recorded upon completion of the sale in December 1998.

    A reconciliation of the statutory federal income tax rate and the effective income tax rate on income from continuing operations is as follows for the years ended December 31:

	2000	1999	1998
Statutory federal income tax rate	35.0%	35.0%	(35.0)%
State and local taxes, net of federal income tax effect	4.0	3.9	(1.5)
Tax exempt interest income	(0.9)	(1.1)	(1.3)
Goodwill amortization	3.3	3.4	5.7
Examination settlements	(2.3)	(1.9)	—
Merger transaction costs	—	—	(3.2)
Other, net	(1.4)	0.1	0.3

Effective income tax rate	37.7%	39.4%	(35.0)%

    Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows (amounts in thousands):

	2000	1999
DEFERRED TAX ASSETS:
Accrued liabilities	$28,570	$52,491
Insurance loss reserves and unearned premiums	4,627	6,144
Tax credit carryforwards	12,709	8,059
Accrued compensation and benefits	33,089	33,838
Restructuring reserves	—	4,025
Net operating loss carryforwards	115,462	165,023
Other	8,687	16,363

Deferred tax assets before valuation allowance	203,144	285,943
Valuation allowance	(16,813)	(47,092)

Net deferred tax assets	$186,331	$238,851

DEFERRED TAX LIABILITIES:
Depreciable and amortizable property	$53,214	$35,388
Other	—	50

Deferred tax liabilities	$53,214	$35,438

    In 2000 and 1998, income tax benefits attributable to employee stock option transactions of $0.5 million and $6.3 million, respectively, were allocated to stockholders' equity. No income tax benefits were allocated to stockholders' equity during 1999.

    As of December 31, 2000, the Company had federal and state net operating loss carryforwards of approximately $296.7 million and $232.5 million, respectively. The net operating loss carryforwards expire between 2001 and 2019. Limitations on utilization may apply to approximately $36.9 million and $80.7 million of the federal and state net operating loss carryforwards, respectively. Accordingly, valuation allowances have been provided to account for the potential limitations on utilization of these tax benefits. During the year ended December 31, 2000, the valuation allowance decreased by $30.3 million resulting from changes in realizability of an acquired subsidiary's deferred tax assets. The tax benefit reduced associated goodwill. Of the remaining valuation allowance, $14.9 million will also be allocated to goodwill in the event certain deferred tax assets are realized.

NOTE 11—REGULATORY REQUIREMENTS

All of the Company's health plans as well as its insurance subsidiaries are required to periodically file financial statements with regulatory agencies in accordance with statutory accounting and reporting practices. Under the California Knox-Keene Health Care Service Plan Act of 1975, as amended, California plans must comply with certain minimum capital or tangible net equity requirements. The Company's non-California health plans, as well as its health and life insurance companies, must comply with their respective state's minimum regulatory capital requirements and in certain cases, maintain minimum investment amounts for the restricted use of the regulators which as of December 31, 2000 totaled $7.2 million. Also, under certain government regulations, certain subsidiaries are required to maintain a current ratio of 1:1 and to meet other financial standards.

    As a result of the above requirements and other regulatory requirements, certain subsidiaries are subject to restrictions on their ability to make dividend payments, loans or other transfers of cash to the Company. Such restrictions, unless amended or waived, limit the use of any cash generated by these subsidiaries to pay obligations of the Company. The maximum amount of dividends which can be paid by the insurance company subsidiaries to the Company without prior approval of the insurance departments is subject to restrictions relating to statutory surplus, statutory income and unassigned surplus. Management believes that as of December 31, 2000, all of the Company's health plans and insurance subsidiaries met their respective regulatory requirements.

NOTE 12—COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

     The Company and its former wholly-owned subsidiary, Foundation Health Corporation ("FHC"), were named in an adversary proceeding, Superior National Insurance Group, Inc. v. Foundation Health Corporation, Foundation Health Systems, Inc. and Milliman & Robertson, Inc. ("M&R"), filed on April 28, 2000, in the United States Bankruptcy Court for the Central District of California. The lawsuit relates to the 1998 sale of Business Insurance Group, Inc., a holding company of workers' compensation companies operating primarily in California ("BIG"), by FHC to Superior National Insurance Group, Inc. ("Superior"). On March 3, 2000, the California Department of Insurance seized BIG and Superior's other California insurance subsidiaries. On April 26, 2000, Superior filed for bankruptcy. Two days later, Superior filed its lawsuit against the Company, FHC and M&R. Superior alleges that the BIG transaction was a fraudulent transfer under federal and California bankruptcy laws in that Superior did not receive reasonably equivalent value for the $285 million in consideration paid for BIG; that the Company, FHC and M&R defrauded Superior by making misstatements as to the adequacy of BIG's reserves; that Superior is entitled to rescind its purchase of BIG; that Superior is entitled to indemnification for losses it allegedly incurred in connection with the BIG transaction; that FHC breached the Stock Purchase Agreement; and that FHC and the Company were guilty of California securities laws violations in connection with the sale of BIG. Superior seeks $300 million in compensatory damages, unspecified punitive damages and the costs of the action, including attorneys' fees. On August 1, 2000, a motion filed by the Company and FHC to remove the lawsuit from the jurisdiction of the Bankruptcy Court to the United States District Court for the Central District of California was granted, and the lawsuit is now pending in the District Court. The parties are currently engaged in discovery. On January 1, 2001, FHC was merged into the Company. The Company intends to defend itself vigorously in this litigation.

    Since May 1998, several complaints (the "FPA Complaints") have been filed in federal and state courts seeking an unspecified amount of damages on behalf of an alleged class of persons who purchased shares of common stock, convertible subordinated debentures and options to purchase common stock of FPA Medical Management, Inc. ("FPA") at various times between February 3, 1997 and May 15, 1998. The FPA Complaints name as defendants FPA, certain of FPA's auditors, the Company and certain of the Company's former officers. The FPA Complaints allege that the Company and such former officers violated federal and state securities laws by misrepresenting and failing to disclose certain information about a 1996 transaction between the Company and FPA, about FPA's business and about the Company's 1997 sale of FPA common stock held by the Company. All claims against the Company's former officers were voluntarily dismissed from the consolidated class actions in both federal and state court. The Company has filed a motion to dismiss all claims asserted against it in the consolidated federal class actions but has not formally responded to the other complaints. The Company intends to vigorously defend the actions.

    In September 1983, a lawsuit was filed in Los Angeles Superior Court by Baja Inc. ("Baja") against East Los Angeles Doctors Hospital Foundation, Inc. ("Hospital") and Century Medicorp ("Century") arising out of a multi-phase written contract for operation of a pharmacy at the Hospital during the period September 1978 through September 1983. In October 1992, Foundation Health Corporation, which became a subsidiary of the Company, acquired the Hospital and Century, and thereafter continued the vigorous defense of this action. In August 1993, the Court awarded Baja $549,532 on a portion of its claim. In December 1994, the Court concluded that Baja also could seek certain additional damages subject to proof. On July 5, 1995, the Court awarded Baja an additional

$1,015,173 (plus interest) in lost profits damages. In October 1995, both of the parties appealed. The Court of Appeal reversed portions of the judgment, directing the trial court to conduct additional hearings on Baja's damages. In January 2000, after further proceedings on the issue of Baja's lost profits, the Court awarded Baja $4,996,019 in addition to the previous amounts, plus prejudgment interest. The Company has satisfied substantially all of the judgment with the exception of the amounts related to the interest awarded on the judgment, which the Company is appealing.

    On November 22, 1999, a complaint was filed in the United States District Court for the Southern District of Mississippi in a lawsuit entitled Pay v. Foundation Health Systems, Inc. The complaint seeks certification of a nationwide class action and alleges that cost containment measures used by the Company's health maintenance organizations, preferred provider organizations and point-of-service health plans violate provisions of the federal Racketeer Influenced and Corrupt Organizations Act ("RICO") and the federal Employee Retirement Income Security Act ("ERISA"). The action seeks unspecified damages and injunctive relief. The case was stayed on January 25, 2000, pending the resolution of various procedural issues involving similar actions filed against Humana, Inc. On June 23, 2000, the plaintiffs filed amended complaints in a Humana action that had been consolidated pursuant to the multi-district litigation statute in the Southern District of Florida to add claims against other managed care organizations, including the Company. On October 23, 2000, the court allowed the plaintiffs to further amend the complaint against the Company to add two new named plaintiffs and withdraw the originally named plaintiff, Kerrie Pay, from the action. Consequently, this case is now entitled Romero v. Foundation Health Systems, Inc. On October 23, 2000, the Judicial Panel on Multi-District Litigation ruled that the action originally filed against the Company in the Southern District of Mississippi should be consolidated, for purposes of pre-trial proceedings only, with other cases pending against managed care organizations in the United States District Court for the Southern District of Florida in Miami. The Company has filed a motion to dismiss the case. Briefing on the motion to dismiss has been completed and the matter is currently pending before the court. Preliminary discovery and briefing regarding the plaintiff's motion for class certification has also been completed and the matter is also pending before the court. The Company intends to vigorously defend the action.

    On August 17, 2000, a complaint was filed in the United States District Court for the Southern District of Florida in a lawsuit entitled Shane v. Humana, Inc., et al. (including Foundation Health Systems, Inc.). The complaint seeks certification of a nationwide class action on behalf of physicians and alleges that the defendant managed care companies' methods of reimbursing physicians violate provisions of the RICO, ERISA, certain federal regulations and various state laws. The action seeks unspecified damages and injunctive relief. On September 22, 2000, the Company filed a motion to dismiss, or in the alternative to compel arbitration. On December 11, 2000, the court granted in part and denied in part the Company's motion to compel arbitration. Under the court's order, the single named plaintiff to allege a direct contractual relationship with the Company is compelled to arbitrate his direct claims against the Company. The Company intends to vigorously defend the action.

    Physicians Health Services, Inc. ("PHS"), a subsidiary of the Company, was sued on December 14, 1999 in the United States District Court in Connecticut by the Attorney General of Connecticut, Richard Blumenthal, acting on behalf of a group of state residents. The lawsuit was premised on ERISA, and alleged that PHS violated its duties under that Act by managing its prescription drug formulary in a manner that served its own financial interest rather than those of plan beneficiaries. The suit sought to have PHS revamp its formulary system, and to provide patients with written denial notices and instructions on how to appeal. PHS filed a motion to dismiss which asserted that the state residents the Attorney General purported to represent all received a prescription drug appropriate for their conditions and therefore suffered no injuries whatsoever, that his office lacked standing to bring the suit and that the allegations failed to state a claim under ERISA. On July 12, 2000, the court granted PHS' motion and dismissed the action. The State of Connecticut has filed an appeal.

    Meanwhile, on September 7, 2000, the Attorney General of Connecticut, Richard Blumenthal, filed another lawsuit against Physicians Health Services of Connecticut, Inc. ("PHS-CT"). This new suit also names Foundation Health Systems, Inc., Anthem Blue Cross and Blue Shield of CT, Anthem Health Plans, Inc., CIGNA Healthcare of CT, Inc., Oxford Health Plans of CT, Inc. as defendants, and asserts claims against PHS-CT and the Company that are similar, if not identical, to those asserted in the previous lawsuit that was dismissed on July 12, 2000. On November 30, 2000, the clerk of the Judicial Panel on Multi-District Litigation entered an order conditionally transferring this case to the United States District Court for the Southern District of Florida to be consolidated for pretrial proceedings only with the other cases against managed care organizations pending in that court. The clerk of the Judicial Panel on Multi-District Litigation stayed the conditional transfer order on December 15, 2000 pending briefing and argument concerning whether transfer is appropriate. The Connecticut District Court has stayed the case pending the outcome of the Judicial Panel on Multi-District Litigation proceedings. The Company intends to vigorously defend the action.

    On September 7, 2000, a complaint was filed in the United States District Court for the District of Connecticut in a lawsuit entitled Albert v. CIGNA Healthcare of Connecticut, Inc., et al. (including Physicians Health Services of Connecticut, Inc. and Foundation Health Systems, Inc.). The complaint seeks certification of a nationwide class action and alleges that the defendant managed care companies' various practices violate provisions of the federal Employee Retirement Income Security Act ("ERISA"). The action seeks unspecified damages and injunctive relief. On November 30, 2000, the clerk of the Judicial Panel on Multi-District Litigation entered an order conditionally transferring this case to the United States District Court for the Southern District of Florida to be consolidated for pretrial proceedings only with the other cases against managed care organizations pending in that court. The clerk of the Judicial Panel on Multi-District Litigation stayed the conditional transfer order on December 15, 2000 pending briefing and argument concerning whether transfer is appropriate. The plaintiff is objecting to transfer. The Company intends to vigorously defend the action.

    In May 2000, the California Medical Association filed a lawsuit, purportedly on behalf of its member physicians, in the United States District Court for the Northern District of California against several managed care organizations, including the Company, entitled California Medical Association v. Blue Cross of California, Inc., PacifiCare Health Systems, Inc., PacifiCare Operations, Inc. and Foundation Health Systems, Inc. The plaintiff alleges that the manner in which the defendants contract and interact with its member physicians violates provisions of RICO. The action seeks declaratory and injunctive relief, as well as costs and attorneys fees. The Company filed a motion to dismiss the action on various grounds. In August 2000, plaintiffs in other actions pending against different managed care organizations petitioned the Judicial Panel on Multi-District Litigation to consolidate the California action with the other actions in the U.S. District Court for the Northern District of Alabama. In light of the pending petition, the California court stayed the action and the hearing on the Company's motion to dismiss the complaint for ninety days pending a determination of the petition to consolidate. On October 23, 2000, the Judicial Panel on Multi-District Litigation ruled that this case should be consolidated, for purposes of pre-trial proceedings only, with other cases pending against managed care organizations in the United States District Court for the Southern District of Florida in Miami. The Company intends to vigorously defend the action.

    The Company and certain of its subsidiaries are also parties to various other legal proceedings, many of which involve claims for coverage encountered in the ordinary course of its business. Based in part on advice from litigation counsel to the Company and upon information presently available, management of the Company is of the opinion that the final outcome of all such proceedings should not have a material adverse effect upon the Company's results of operations or financial condition.

OPERATING LEASES

The Company leases administrative office space under various operating leases. Certain leases contain renewal options and rent escalation clauses.

    On September 30, 2000, Health Net of California, Inc. entered into an operating lease agreement to lease office space in Woodland Hills, California for substantially all of its operations once its current office lease expires. The new lease is anticipated to commence on January 1, 2002 for a term of 10 years. The total future minimum lease commitments under the lease are approximately $96.7 million.

    Future minimum lease commitments for noncancelable operating leases at December 31, 2000 are as follows (amounts in thousands):

2001	$47,126
2002	40,764
2003	29,183
2004	22,915
2005	16,199
Thereafter	82,153

Total minimum lease commitments	$238,340

    Rent expense totaled $49.8 million, $49.0 million and $50.3 million in 2000, 1999 and 1998, respectively.

NOTE 13—RELATED PARTIES

One current director of the Company was a partner in a law firm which received legal fees totaling $0.3 million, $1.2 million, and $1.0 million, in 2000, 1999, and 1998, respectively. Such law firm is also an employer group of the Company from which the Company receives premium revenues at standard rates. One current director was an officer of IBM which the Company paid $16.7 million, $9.0 million and $8.0 million for products and services in 2000, 1999 and 1998, respectively, and one current director is also a director of a temporary staffing company which the Company paid $1.9 million, $11.0 million and $20.4 million in 2000, 1999 and 1998, respectively.

    A director of the Company was paid $70,000, and $25,000 in consulting fees in 2000 and 1999, respectively, due to various services provided to the Company in connection with the closing of its operations in Pueblo, Colorado (see Note 15). In addition, two of this director's law firm partners purchased a building from the Company in Pueblo, Colorado, for $405,000 in 1999.

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

    The principal and interest of the loans will be forgiven by the Company at varying times between one and five years after the date of hire or relocation of the respective officers. As of December 31, 2000, the aggregate outstanding principal balance of the six loans was $648,334.

NOTE 14—ASSET IMPAIRMENT, MERGER, RESTRUCTURING AND OTHER COSTS

The following sets forth the principal components of asset impairment, merger, restructuring and other costs for the years ended December 31 (amounts in millions):

	2000	1999	1998
Severance and benefit related costs	$—	$17.2	$21.2
Real estate lease termination costs	—	0.8	—
Asset impairments and other charges related to FPA Medical Management	—	—	84.1
Asset impairment and other costs	—	6.2	112.4
Other costs	—	1.7	22.4

	—	25.9	240.1

Modifications to prior year restructuring plans	—	(14.2)	—

Total	$—	$11.7	$240.1

1999 CHARGES

The following tables summarize the 1999 charges by quarter and by type (amounts in millions):

				1999 Activity
	1999 Charges	1999 Modifications to Estimate	Net 1999 Charges	Cash Payments	Non-Cash	Balance at December 31, 1999
Severance and benefit related costs	$18.5	$(1.3)	$17.2	$(8.6)	$—	$8.6
Asset impairment costs	6.2	—	6.2	—	(6.2)	—
Real estate lease termination costs	0.8	—	0.8	(0.8)	—	—
Other costs	1.8	(0.1)	1.7	(1.4)	—	0.3

Total	$27.3	$(1.4)	$25.9	$(10.8)	$(6.2)	$8.9

First Quarter 1999 Charge	$21.1	$(1.4)	$19.7	$(10.8)	$—	$8.9
Fourth Quarter 1999 Charge	6.2	—	6.2	—	(6.2)	—

Total	$27.3	$(1.4)	$25.9	$(10.8)	$(6.2)	$8.9

	Balance at December 31, 1999	2000 Cash Payments	Balance at December 31, 2000	Expected Future Cash Outlays
Severance and benefit related costs	$8.6	$(8.6)	$—	$—
Asset impairment costs	—	—	—	—
Real estate lease termination costs	—	—	—	—
Other costs	0.3	(0.3)	—	—

Total	$8.9	$(8.9)	$—	$—

First Quarter 1999 Charge	$8.9	$(8.9)	$—	$—
Fourth Quarter 1999 Charge	—	—	—	—

Total	$8.9	$(8.9)	$—	$—

    During the fourth quarter of 1998, the Company initiated a formal plan to dispose of certain health plans of the Company's then Central Division included in the Company's Health Plan Services segment in accordance with its anticipated divestitures program. In this connection, the Company announced in 1999 its plan to close the Colorado regional processing center, terminate employees and transfer its operations to the Company's other administrative facilities. In addition, the Company also announced its plans to consolidate certain administrative functions in its Oregon and Washington health plan operations. During the year ended December 31, 1999, the Company recorded pretax charges for restructuring and other charges of $21.1 million (the "1999 Charges") and $6.2 million, respectively.

SEVERANCE AND BENEFIT RELATED COSTS—The 1999 Charges included $18.5 million for severance and benefit costs related to executives and operations employees at the Colorado regional processing center and operations employees at the Northwest health plans. The operations functions include premium accounting, claims, medical management, customer service, sales and other related departments. The 1999 Charges included the termination of a total of 773 employees. As of December 31, 2000, termination of the employees was completed and $17.2 million had been paid. There are no expected future cash outlays. Modifications to the initial estimate of $1.3 million were recorded during the year ended December 31, 1999.

ASSET IMPAIRMENT COSTS—During the fourth quarter ended December 31, 1999, the Company recorded asset impairment costs totaling $6.2 million related to impairment of certain long-lived assets held for disposal (see Note 15).

REAL ESTATE LEASE TERMINATION AND OTHER COSTS—The 1999 Charges included $2.6 million related to termination of real estate obligations and other costs to close the Colorado regional processing center.

    The 1999 restructuring plan was completed as of December 31, 2000.

1998 CHARGES

The following tables summarize the 1998 charges by quarter and by type (amounts in millions):

	Activity during 1998 and 1999					2000 Activity
	1998 Charges	Cash Payments	Non-Cash	1999 Modifications to Estimate	Balance at Dec. 31, 1999	Cash Payments	Balance at Dec. 31, 2000	Expected Future Cash Outlays
Severance and benefit related costs	$21.2	$(18.2)	$(1.9)	$(1.0)	$0.1	$(0.1)	$—	$—
Asset impairment and other charges related to FPA	84.1	(16.6)	(66.9)	(0.6)	—	—	—	—
Asset impairment and other	112.4	(0.8)	(100.9)	(10.7)	—	—	—	—
Other costs	22.4	(3.5)	(18.6)	(0.3)	—	—	—	—

Total	$240.1	$(39.1)	$(188.3)	$(12.6)	$0.1	$(0.1)	$—	$—

Second Quarter 1998 Charge	$50.0	$(8.9)	$(41.1)	$—	$—	$—	$—	$—
Third Quarter 1998 Charge	71.7	(23.7)	(46.0)	(1.9)	0.1	(0.1)	—	—
Fourth Quarter 1998 Charge	118.4	(6.5)	(101.2)	(10.7)	—	—	—	—

Total	$240.1	$(39.1)	$(188.3)	$(12.6)	$0.1	$(0.1)	$—	$—

SEVERANCE AND BENEFIT RELATED COSTS—During the year ended December 31, 1998, the Company recorded severance costs of $21.2 million related to staff reductions in selected health plans and the corporate centralization and consolidation. This plan included the termination of 683 employees in seven geographic locations primarily relating to corporate finance and human resources functions and California operations. As of December 31, 1999, the termination of employees had been completed and $20.1 million had been recorded as severance under this plan.

FPA MEDICAL MANAGEMENT—On July 19, 1998, FPA Medical Management, Inc. ("FPA") filed for bankruptcy protection under Chapter 11 of the Federal Bankruptcy Code. FPA, through its affiliated medical groups, provided services to approximately 190,000 of the Company's affiliated members in Arizona and California and also leased health care facilities from the Company. FPA has discontinued its medical group operations in these markets and the Company has made other arrangements for health care services to the Company's affiliated members. The FPA bankruptcy and related events and circumstances caused management to re-evaluate the decision to continue to operate the facilities and management determined to sell the 14 properties, subject to bankruptcy court approval. Management immediately commenced the sale process upon such determination. The estimated fair value of the assets held for disposal was determined based on the estimated sales prices less the related costs to sell the assets. Management believed that the net proceeds from a sale of the facilities would be inadequate to enable the Company to recover their carrying value. Based on management's best estimate of the net realizable values, the Company recorded charges totaling approximately $84.1 million. These charges were comprised of $63.0 million for real estate asset impairments, $10.0 million impairment adjustment of a note received as consideration in connection with the 1996 sale of the Company's physician practice management business and $11.1 million for other items. These other items included payments made to Arizona physician specialists totaling $3.4 million for certain obligations that FPA had assumed but was unable to pay due to its bankruptcy, advances to FPA to fund certain operating expenses totaling $3.0 million, and other various costs totaling $4.7 million. The carrying value of the assets held for disposal totaled $9.9 million at December 31, 2000. There have been no further adjustments to the carrying value of these assets held for disposal. As of December 31, 2000, 12 properties have been sold which has resulted in net gains of $5.0 million during 1999 and $3.6 million in 1998 which are included in net gains on sale of businesses and buildings. The remaining properties are expected to be sold during 2001. The effects of the suspension of real estate depreciation on the respective properties had an impact of approximately $2.0 million in 1998 and were immaterial during 2000 and 1999. The results of operations attributable to FPA real estate assets were immaterial during 1998, 1999 and 2000.

ASSET IMPAIRMENT AND OTHER CHARGES—During the fourth quarter ended December 31, 1998, the Company recorded impairment and other charges totaling $118.4 million. Of this amount, $112.4 million related to impairment of certain long-lived assets held for disposal (see Note 15) and $6 million related to the FPA bankruptcy.

OTHER COSTS—The Company recorded other costs of $22.4 million which included the adjustment of amounts due from a third-party hospital system that filed for bankruptcy which were not related to the normal business of the Company totaling $18.6 million, and $3.8 million related to other items such as fees for consulting services from one of the Company's prior executives and costs related to exiting certain rural Medicare markets.

    During 1999, modifications of $12.6 million to the initial estimates were recorded. These credits to the 1998 charges included: $10.7 million from reductions to asset impairment costs and $1.9 million from reductions to initially anticipated involuntary severance costs and other adjustments.

NOTE 15—IMPAIRMENT OF LONG-LIVED ASSETS

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

    In the case of the Colorado regional processing center and holding company operations, buildings, furniture, fixtures, equipment and software development projects were determined by management to have no continuing value to the Company, due to the Company abandoning plans for the development of this location and its systems and programs as a centralized operations center.

    Accordingly, in the fourth quarter of 1998, the Company adjusted the carrying value of these long-lived assets to their estimated fair value, resulting in a non-cash asset impairment charge of approximately $112.4 million (see Note 14). This asset impairment charge of $112.4 million consists of $40.3 million for write-downs of abandoned furniture, equipment and software development projects; $20.9 million write-down of buildings and improvements; $30.0 million for write-down of goodwill; and $21.2 million for other impairments and other charges. The fair value is based on expected net realizable value. Revenue and pretax loss were $7.7 million and $0.4 million for the year ended December 31, 2000. Revenue and pretax income attributed to these Central Division plans were $191.3 million and $9.8 million for the year ended December 31, 1999, and revenue and pretax loss were $346.8 million and $36.1 million for the year ended December 31, 1998. The carrying value of these assets as of December 31, 2000, 1999, and 1998 was $3.9 million, $22.1 million, and $42.8 million, respectively. No subsequent adjustments were made to these assets in 1998, 1999 and 2000.

    During the fourth quarter of 1999, the Company recorded asset impairment costs totaling $6.2 million in connection with pending dispositions of non-core businesses. These charges included a $4.7 million reduction in the carrying value of the Company's Pittsburgh health plans to fair value. The Company also adjusted the carrying value of its subacute operations by $1.5 million to fair value. The revenue and pretax income attributable to these operations were $59.7 million and $1.3 million for the year ended December 31, 2000. Revenue and pretax losses attributable to these operations were $66.2 million and $1.4 million for the year ended December 31, 1999. The carrying value of these assets as of December 31, 2000, and 1999 was $14.5 million and $16.2 million, respectively.

NOTE 16—SEGMENT INFORMATION

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

    Presented below are segment data for the three years in the period ended December 31 (amounts in thousands):

2000	Health Plan	Government Contracts/ Specialty Services	Corporate and Other(i)	Total
Revenues from external sources	$7,351,098	$1,623,158	$—	$8,974,256
Intersegment revenues	—	67,325	—	67,325
Investment and other income	90,144	11,237	918	102,299
Interest expense	2,796	24	85,110	87,930
Depreciation and amortization	58,711	15,012	32,176	105,899
Segment profit (loss)	297,323	111,147	(145,723)	262,747
Segment assets	2,815,506	805,609	49,001	3,670,116

1999	Health Plan	Government Contracts/ Specialty Services	Corporate and Other(i)	Total
Revenues from external sources	$7,031,055	$1,529,855	$—	$8,560,910
Intersegment revenues	—	78,083	—	78,083
Investment and other income	81,761	7,820	(2,604)	86,977
Interest expense	5,624	102	78,082	83,808
Depreciation and amortization	71,409	14,736	25,896	112,041
Segment profit (loss)	218,318	118,455	(92,765)	244,008
Segment assets	2,596,285	796,362	303,834	3,696,481
1998(ii)	Health Plan	Government Contracts/ Specialty Services	Corporate and Other(i)	Total
Revenues from external sources	$7,124,161	$1,411,267	$—	$8,535,428
Intersegment revenues	—	63,008	—	63,008
Investment and other income	76,455	19,500	(2,514)	93,441
Interest expense	11,905	314	79,940	92,159
Depreciation and amortization	89,008	13,891	25,194	128,093
Segment profit (loss)	(101,959)	123,385	(275,580)	(254,154)
Segment assets	2,780,783	800,767	281,719	3,863,269

(i)
Includes intersegment eliminations.

(ii)
Excludes workers' compensation segment treated as discontinued operations which was sold in 1998. See Note 3.

NOTE 17—QUARTERLY INFORMATION (UNAUDITED)

The following interim financial information presents the 2000 and 1999 results of operations on a quarterly basis (in thousands, except per share data). Certain 1999 revenue amounts have been reclassified to conform to the 2000 presentation:

	March 31	June 30	September 30	December 31
2000:
Total revenues	$2,199,335	$2,229,600	$2,287,815	$2,359,805
Income from continuing operations before income taxes	55,262	62,796	70,444	74,245
Net income	34,055	38,695	44,647	46,226
BASIC EARNINGS PER SHARE(i)
Net income	0.28	0.32	0.36	0.38
DILUTED EARNINGS PER SHARE(i)
Net income	0.28	0.32	0.36	0.37

	March 31	June 30	September 30	December 31
1999:
Total revenues	$2,158,344	$2,128,989	$2,156,920	$2,203,634
Income from continuing operations before income taxes	78,779	46,549	58,341	60,339
Income before cumulative effect of a change in accounting principle, net of tax	47,338	27,969	35,089	37,386
Net income	41,921	27,969	35,089	37,386
BASIC AND DILUTED EARNINGS PER SHARE(i)
Income before cumulative effect of a change in accounting principle, net of tax	0.39	0.23	0.29	0.31
Net income	0.34	0.23	0.29	0.31

(i)
The sum of the quarterly earnings per share amounts may not equal the year-to-date earnings per share amounts due to rounding.

NOTE 18—FOHP, INC.

In 1997, the Company purchased convertible and nonconvertible debentures of FOHP, Inc., a New Jersey corporation ("FOHP"), in the aggregate principal amounts of approximately $80.7 million and $24.0 million, respectively. In 1997 and 1998, the Company converted certain of the convertible debentures into shares of Common Stock of FOHP, resulting in the Company owning 99.6% of the outstanding common stock of FOHP. The nonconvertible debentures mature on December 31, 2002.

    Effective January 1, 1999, Physicians Health Services of New Jersey, Inc., a New Jersey HMO wholly-owned by the Company, merged with and into First Option Health Plan of New Jersey ("FOHP-NJ"), a New Jersey HMO subsidiary of FOHP, and FOHP-NJ changed its name to Physicians Health Services of New Jersey, Inc. ("PHS-NJ"). Effective July 30, 1999, upon approval by the stockholders of FOHP at a special meeting, a wholly-owned subsidiary of the Company merged into FOHP and FOHP became a wholly-owned subsidiary of the Company. In connection with the merger, the former minority shareholders of FOHP are entitled to receive either $0.25 per share (the value per FOHP share as of December 31, 1998 as determined by an outside appraiser) or payment rights which entitle the holders to receive as much as $15.00 per payment right on or about July 1, 2001, provided certain hospital and other provider participation conditions are met. Also in connection with the merger, additional consideration of $2.25 per payment right will be paid to certain holders of the payment rights if PHS-NJ achieves certain annual returns on common equity and the participation conditions are met. As of December 31, 2000, the Company determined that it is probable that these payment rights would be paid on or about July 1, 2001. Accordingly, the Company recorded a purchase price adjustment of $33.7 million to goodwill as of December 31, 2000.

NOTE 19—SUBSEQUENT EVENTS

In January 2001, the Company entered into a definitive agreement to sell its Florida health plan, known as Foundation Health, a Florida Health Plan, Inc., to Florida Health Plan Holdings II, LLC for $48 million which consists of $23 million in cash and a $25 million secured five-year note bearing 8 percent interest. The transaction is expected to close in the second quarter of 2001 subject to regulatory approvals and other customary conditions of closing.

    On February 14, 2001, the Connecticut State Medical Society filed a complaint in Connecticut State Court against Physicians Health Services of Connecticut, Inc. alleging violations of the Connecticut Unfair Trade Practices Act. The complaint alleges that PHS-CT engaged in conduct that was designed to delay, deny, impede and reduce lawful reimbursement to physicians who rendered medically necessary health care services to PHS-CT health plan members. The complaint, which is similar to others filed against the Company and other managed care companies, seeks declaratory and injunctive relief. The Company intends to vigorously defend the action.

    On February 14, 2001, a purported class action lawsuit was filed in Connecticut State Court against Physicians Health Services of Connecticut, Inc. by Kevin Lynch, M.D. and Karen Laugel, M.D. on behalf of physician members of the Connecticut State Medical Society who provide health care services to PHS-CT health plan members pursuant to provider service contracts. The complaint alleges that PHS-CT engaged in improper, unfair and deceptive practices by denying, impeding and/or delaying lawful reimbursement to physicians. The complaint, similar to the complaint referred to above filed against PHS-CT on the same day by the Connecticut State Medical Society, seeks declaratory and injunctive relief, and damages. The Company intends to vigorously defend the action.

QuickLinks

EXHIBIT 13.1
FINANCIAL HIGHLIGHTS HEALTH NET, INC.
  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF HEALTH NET, INC.
  REPORT OF INDEPENDENT AUDITORS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY HEALTH NET, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Continued) HEALTH NET, INC.
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS