Form 10-K, Exhibit 13
period 2001-12-31
HEALTH NET INC
filed 2002-03-20
CIK 916085

QuickLinks -- Click here to rapidly navigate through this document

Financial Highlights
Health Net, Inc.

	Year ended December 31,
(Amounts in thousands, except per share data)
	2001	2000	1999	1998	1997
STATEMENT OF OPERATIONS DATA(1):
REVENUES
Health plan services premiums	$8,292,602	$7,351,098	$7,031,055	$7,124,161	$5,482,893
Government contracts/Specialty services	1,687,420	1,623,158	1,529,855	1,411,267	1,408,402
Investment and other income	84,438	102,299	86,977	93,441	114,300

Total revenues	10,064,460	9,076,555	8,647,887	8,628,869	7,005,595

EXPENSES
Health plan services	7,083,052	6,242,282	5,950,002	6,090,472	4,470,816
Government contracts/Specialty services	1,212,497	1,080,407	1,002,893	924,075	990,576
Selling, general and administrative	1,322,187	1,296,881	1,301,743	1,413,771	1,185,018
Depreciation and amortization	98,695	105,899	112,041	128,093	98,353
Interest	54,940	87,930	83,808	92,159	63,555
Asset impairment, merger, restructuring and other costs	79,667	—	11,724	240,053	286,525
Net loss (gain) on sale of businesses and properties	76,072	409	(58,332)	(5,600)	—

Total expenses	9,927,110	8,813,808	8,403,879	8,883,023	7,094,843

Income (loss) from continuing operations before income taxes	137,350	262,747	244,008	(254,154)	(89,248)
Income tax provision (benefit)	50,821	99,124	96,226	(88,996)	(21,418)

Income (loss) from continuing operations	86,529	163,623	147,782	(165,158)	(67,830)
Discontinued operations(1):
Loss from discontinued operations, net of tax	—	—	—	—	(30,409)
Loss on disposition, net of tax	—	—	—	—	(88,845)

Income (loss) before cumulative effect of change in accounting principle	86,529	163,623	147,782	(165,158)	(187,084)
Cumulative effect of a change in accounting principle, net of tax	—	—	(5,417)	—	—

Net income (loss)	$86,529	$163,623	$142,365	$(165,158)	$(187,084)

BASIC EARNINGS (LOSS) PER SHARE:
Continuing operations	$0.70	$1.34	$1.21	$(1.35)	$(0.55)
Loss from discontinued operations, net of tax	—	—	—	—	(0.25)
Loss on disposition, net of tax	—	—	—	—	(0.72)
Cumulative effect of a change in accounting principle	—	—	(0.05)	—	—

Net	$0.70	$1.34	$1.16	$(1.35)	$(1.52)

DILUTED EARNINGS (LOSS) PER SHARE:
Continuing operations	$0.69	$1.33	$1.21	$(1.35)	$(0.55)
Loss from discontinued operations, net of tax	—	—	—	—	(0.25)
Loss on disposition, net of tax	—	—	—	—	(0.72)
Cumulative effect of a change in accounting principle	—	—	(0.05)	—	—

Net	$0.69	$1.33	$1.16	$(1.35)	$(1.52)

Weighted average shares outstanding:
Basic	123,192	122,471	122,289	121,974	123,333
Diluted	125,186	123,453	122,343	121,974	123,333
BALANCE SHEET DATA:
Cash and cash equivalents and investments available for sale	$1,766,154	$1,533,637	$1,467,142	$1,288,947	$1,112,361
Total assets	3,559,647	3,670,116	3,696,481	3,863,269	4,076,350
Revolving credit facilities and capital leases	195,182	766,450	1,039,352	1,254,278	1,308,979
Senior notes payable	398,678	—	—	—	—
Stockholders' equity(2)	1,165,512	1,061,131	891,199	744,042	895,974
OPERATING CASH FLOW	$546,484	$366,163	$297,128	$100,867	$(125,872)

(1)
See Note 3 to the Consolidated Financial Statements for discussion of dispositions during 1999 and 2001 impacting the comparability of information. We purchased four health plans and one insurance company during 1997, which also impacts the comparability of information. Additionally, our workers' compensation segment sold in 1998 has been accounted for as discontinued operations.

(2)
No cash dividends were declared in each of the years presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations

        Health Net, Inc. (formerly named Foundation Health Systems, Inc.) (together with its subsidiaries, the Company, we, us or our) is an integrated managed care organization that administers the delivery of managed health care services. Through our subsidiaries, we offer group, individual, Medicaid and Medicare health maintenance organization (HMO), point of service (POS) and preferred provider organization (PPO) plans; government-sponsored managed care plans; and managed care products related to administration and cost containment, behavioral health, dental, vision and pharmaceutical products and other services.

        We currently operate within two segments: Health Plan Services and Government Contracts/Specialty Services. The Health Plan Services segment operates through its health plans in the following states: Arizona, California, Connecticut, New Jersey, New York, Oregon and Pennsylvania. During 2000 and most of 2001, the Health Plan Services segment consisted of two regional divisions: Western Division (Arizona, California and Oregon) and Eastern Division (Connecticut, Florida, New Jersey, New York and Pennsylvania). During the fourth quarter of 2001, we decided that we would no longer view our health plan operations through these two regional divisions. We are one of the largest managed health care companies in the United States, with about 4.1 million at-risk and administrative services only ("ASO") members in our Health Plan Services segment. We also own health and life insurance companies licensed to sell PPO, POS and indemnity products, as well as auxiliary non-health products such as life and accidental death and disability insurance in 35 states and the District of Columbia.

        In 2000, we decided to exit the Ohio, West Virginia and Western Pennsylvania markets and provided notice of our intention to withdraw from these service areas to the appropriate regulators. As of February 2001, we no longer had any members in such markets.

        Effective August 1, 2001, we completed the sale of our Florida health plan, known as Foundation Health, a Florida Health Plan, Inc., to Florida Health Plan Holdings II, L.L.C. The Florida health plan had approximately 166,000 members at the close of sale. See "Net (Loss) Gain on Sale of Businesses and Properties."

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

        This discussion and analysis and other portions of this 2001 Annual Report to Stockholders and our Annual Report on Form 10-K for the year ended December 31, 2001 (the Form 10-K) contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, that involve risks and uncertainties. All statements other than statements of historical information provided herein may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements include, but are not limited to, the matters described in the "Cautionary Statements" section and other portions of the Form 10-K and the risks discussed in our other filings with the SEC. You should not place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief or expectation only as of the date hereof. Except as required by law, we undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this report.

RESULTS OF OPERATIONS

CONSOLIDATED OPERATING RESULTS

        Our net income for the year ended December 31, 2001 was $86.5 million or $0.69 per diluted share compared to net income for the same period in 2000 of $163.6 million, or $1.33 per diluted share. Our net income for the year ended December 31, 1999 was $142.4 million, or $1.16 per diluted share. Included in our results for the year ended December 31, 2001, are a loss of $76.1 million on the sales of our Florida health plan and related corporate facility building and costs of $79.7 million related to our 2001 restructuring plan. See "Asset Impairment and Restructuring Charges" and "Net Loss (Gain) on Sale of Businesses and Properties."

        The table below and the discussion that follows summarize the Company's performance in the last three fiscal years.

	Year ended December 31,
	2001	2000	1999
	(Amounts in thousands, except per member per month data)
REVENUES:
Health plan services premiums	$8,292,602	$7,351,098	$7,031,055
Government contracts/Specialty services	1,687,420	1,623,158	1,529,855
Investment and other income	84,438	102,299	86,977

Total revenues	10,064,460	9,076,555	8,647,887

EXPENSES:
Health plan services	7,083,052	6,242,282	5,950,002
Government contracts/Specialty services	1,212,497	1,080,407	1,002,893
Selling, general and administrative	1,322,187	1,296,881	1,301,743
Depreciation	61,073	67,260	70,010
Amortization	37,622	38,639	42,031
Interest	54,940	87,930	83,808
Asset impairment and restructuring charges	79,667	—	11,724
Net loss (gain) on sale of businesses and properties	76,072	409	(58,332)

Total expenses	9,927,110	8,813,808	8,403,879

Income from operations before income tax provision and cumulative effect of a change in accounting principle	137,350	262,747	244,008
Income tax provision	50,821	99,124	96,226

Income before cumulative effect of a change in accounting principle	86,529	163,623	147,782
Cumulative effect of a change in accounting principle, net of tax	—	—	(5,417)

Net income	$86,529	$163,623	$142,365

Health plan services medical care ratio (MCR)	85.4%	84.9%	84.6%
Government contracts/Specialty services MCR	71.9%	66.6%	65.6%
Administrative (SG&A + Depreciation) ratio	13.9%	15.2%	16.0%
Health plan services premiums per member per month	$167.42	$156.71	$138.76
Health plan services per member per month	$143.00	$133.07	$117.42

ENROLLMENT INFORMATION

        The table below summarizes the Company's at-risk insured and ASO enrollment information for the last three fiscal years.

	Year ended December 31,
	2001	Percent Change	2000	Percent Change	1999
	(Amounts in thousands)
Health Plan Services:
Commercial	2,985	(0.4)%	2,996	4.7%	2,862
Federal Program	216	(20.6)%	272	3.8%	262
State Programs	788	18.3%	666	7.6%	619

Continuing Plans	3,989	1.4%	3,934	5.1%	3,743
Discontinued Plans	—	(100.0)%	3	(98.7)%	228

Total Health Plan Services	3,989	1.3%	3,937	(0.9)%	3,971

Government Contracts:
TRICARE and Indemnity	508	(9.6)%	562	(12.7)%	644
TRICARE HMO	959	6.4%	901	5.8%	852

Total Government Contracts	1,467	0.3%	1,463	(2.2)%	1,496
ASO	78	(6.0)%	83	(19.4)%	103

        Commercial membership decreased by approximately 11,000 members or less than 1% at December 31, 2001 compared to the same period for 2000 primarily due to the following:

  •
  Decrease of 109,000 members in Florida due to the sale of the Florida health plan effective August 1, 2001,

  •
  Decrease of 132,000 members in Arizona primarily due to membership losses in the large group market. The loss of the State of Arizona employer group accounted for 65,000 of the membership loss,

  •
  Combined decreases of 43,000 members in Oregon and Connecticut in the large group market attributable to premium rate increases, partially offset by

  •
  Increase of 206,000 members in California, primarily due to enrollment increases of 103,000 members within the small group market most notably as a result of the growth of 84,000 members in our PPO product in 2001, 41,000 members in individual growth, and 60,000 members in the large group market, and

  •
  Increase of 67,000 members in New Jersey due to membership increases equally distributed between the small group and large group markets.

        Membership in the federal Medicare program decreased by approximately 56,000 members or 21% at December 31, 2001 compared to the same period for 2000 primarily due to the following:

  •
  Decrease of 45,000 members in Florida due to the sale of the Florida health plan effective August 1, 2001, and

  •
  Decrease of 11,000 members in Arizona due to our exit from unprofitable counties.

        Membership in state programs (including Medicaid) increased by approximately 122,000 members or 18% at December 31, 2001 compared to the same period for 2000 primarily due to the following:

  •
  Increase of 115,000 members in California primarily in Los Angeles County,

  •
  Increase of 29,000 members in Connecticut and New Jersey, partially offset by

  •
  Decrease of 22,000 members in Florida due to the sale of the Florida health plan effective August 1, 2001.

        Discontinued plans in 1999 and 2000 include our membership in Colorado and Washington. We no longer have any membership in these plans as of December 31, 2001.

        Commercial membership increased 5% to approximately 3.0 million members at December 31, 2000 compared to 2.9 million members at December 31, 1999 due to membership increases in California primarily in POS products and in the small, mid-market and large groups in Connecticut and New York.

        Medicare membership increased 4% to 272,000 members at December 31, 2000 compared to 262,000 members at December 31, 1999 primarily due to growth in Florida and California.

        Medicaid membership increased 8% to 666,000 members at December 31, 2000 compared to 619,000 members at December 31, 1999 primarily due to increases in the Healthy Families program in California.

        Government contracts covered approximately 1.5 million eligible individuals under the TRICARE program at December 31, 2001 and 2000. Dependents of active-duty military personnel and retirees and their dependents are automatically eligible to receive benefits under the TRICARE program. Any changes in the enrollment reflect the timing of when the individuals become eligible.

HEALTH PLAN SERVICES PREMIUMS

        Health Plan Services premiums increased $941.5 million or 13% for the year ended December 31, 2001 compared to the same period in 2000 primarily due to the following:

  •
  The increase in commercial premiums of $691.4 million or 14% is due to average commercial premium rate increases of 10% combined with a 4% increase in member months. Excluding Arizona, all our health plans experienced growth in commercial membership,

  •
  The increase in the federal health program of $41.3 million or 3% is due to an 8% increase in the premium yield which reflects the Medicare+Choice reimbursement increase that was effective January 1, 2001, partially offset by a 5% decrease in member months, and

  •
  The increase in state health programs of $211.2 million or 28% is driven by rate increases of 8% in California and a 20% increase in member months for the year ended December 31, 2001.

        Health Plan Services premiums increased $320.0 million or 5% for the year ended December 31, 2000 compared to the same period in 1999 primarily due to the following: average commercial premium rate increases of 11%, average Medicare premium rate increases of 14%, and average Medicaid premium rate increases of 2%, partially offset by net membership decrease of 0.9%.

        Our 10 largest employer groups accounted for approximately 15% and 16% of premium revenue for the years ended December 31, 2001 and 2000, respectively.

GOVERNMENT CONTRACTS/SPECIALTY SERVICES REVENUES

        Government Contracts/Specialty Services revenues increased $64.3 million or 4% for the year ended December 31, 2001 compared to the same period in 2000. The increase is primarily due to:

  •
  An increase in TRICARE revenue from increased change order activity of $55.9 million,

  •
  Successful negotiation on new extension pricing of $30.2 million primarily from our involvement with the TRICARE for Life program,

  •
  An increase in behavioral health revenues of $52.5 million or 31% due to rate increases of 17% and from growth in California reflecting an increase in member months of 14%, partially offset by

  •
  A decrease in revenues of $74.3 million or 75% from the behavioral health portion of the TRICARE contracts shifting from fee-for-service to ASO contracts resulting in a 75% decrease in per member per month revenue.

        Government Contracts/Specialty Services segment revenues increased $93.3 million or 6% for the year ended December 31, 2000 compared to the same period in 1999. The increase was primarily due to an increase in TRICARE revenues comprised of: higher health care costs resulting in higher risk share revenues from the Government and increased change orders and bid price adjustments. This increase in TRICARE revenues is primarily due to the continuing shift in health care utilization from military facilities to civilian facilities for the three contracts the Company holds with the TRICARE programs for dependents of active-duty military personnel and retirees and their dependents.

INVESTMENT AND OTHER INCOME

        Investment and other income decreased $17.9 million or 17% for the year ended December 31, 2001 compared to the same period in 2000. Investment income decreased by $10.4 million due to decreases in the average yield partially offset by higher average investable assets. The decrease in the average yield for 2001 is reflective of the Federal Reserve's continued lowering of interest rates. In the latter part of the fourth quarter of 2001, we began to reposition certain of our investable assets within our regulated health plans to increase investment income by investing in investments with longer durations which resulted in an over 75% increase in investments available for sale as of December 31, 2001 from December 31, 2000. The decrease in other income of $7.5 million is primarily due to certain one-time payments of $4.0 million received during 2000 as part of the sale of certain membership from states we exited in 1999.

        Investment and other income increased $15.3 million or 18% for the year ended December 31, 2000 compared to the same period in 1999. The increase is primarily due to an increase in the average yield rate combined with higher investable assets.

HEALTH PLAN SERVICES COSTS

        Health Plan Services MCR increased to 85.4% for the year ended December 31, 2001 compared to 84.9% for the same period in 2000. Total Health Plan Services costs on a per member per month basis increased to $143.00 or 8% for the year ended December 31, 2001 from $133.07 for the same period in 2000 primarily due to a 10% increase in commercial health care cost on per member per month basis. This increase was primarily due to increases in inpatient and outpatient hospital costs of 9% for the year ended December 31, 2001 from the same period in 2000 reflecting significant shifts from dual risk to shared risk and fee-for-service contracts and a 10% increase in pharmacy costs on a per member per month basis due to increased pricing and utilization.

        Health Plan Services MCR increased to 84.9% for the year ended December 31, 2000 compared to 84.6% for the same period in 1999. This increase was primarily due to the following: an increase in the pharmacy costs for the majority of the health plans, and higher fee-for-service medical costs from increased utilization of physician and hospital services.

        Our reserves for claims and other settlements were $1,278.0 million and $1,242.4 million as of December 31, 2001 and 2000, respectively. Included in these amounts are $1,092.6 million and $1,043.9 million of estimated reserves for incurred but not reported claims as of December 31, 2001 and 2000, respectively. We estimate the amount of the provision for service costs incurred but not reported using standard actuarial methodologies based upon historical data including the period between the date services are rendered and the date claims are received and paid, denied claim activity, expected medical cost inflation, seasonality patterns and changes in membership. The estimates for service costs incurred but not reported are made on an accrual basis and adjusted in future periods as required. Any adjustments to the prior period estimates are included in the current period. Such estimates are subject to the impact of changes in the regulatory environment and economic conditions. Given the inherent variability of such estimates, the actual liability could differ significantly from the amounts provided. While the ultimate amount of claims and losses paid are dependent on future developments, management is of the opinion that the recorded reserves are adequate to cover such costs. These liabilities are reduced by estimated amounts recoverable from third parties for subrogation.

        We have risk-sharing arrangements with certain of our providers related to approximately 1,250,000 members primarily in the California commercial market. Shared-risk arrangements provide for our providers and us to share in the variance between actual costs and predetermined goals. Our health plans in Connecticut, New Jersey and New York market to small employer groups through a joint venture with The Guardian Life Insurance Company of America. We have approximately 267,000 members under this arrangement. In general, we share equally in the profits of the joint venture, subject to certain terms of the joint venture arrangement related to expenses, with The Guardian Life Insurance Company of America. Total members associated with the risk-sharing and joint venture arrangements were approximately 37% of the total enrollees at December 31, 2001.

GOVERNMENT CONTRACTS/SPECIALTY SERVICES COSTS

        The Government Contracts/Specialty Services MCR increased to 71.9% for the year ended December 31, 2001 as compared to 66.6% for the same period in 2000. The increase is primarily due to:

  •
  A change in the copay requirement for certain TRICARE contracts where the copay requirement for dependents of a service person is eliminated resulting in additional health care costs that must be paid by us to the provider, which resulted in additional costs of $54.9 million,

  •
  Increased costs and utilization of behavioral health services due to parity provisions which require behavioral health service providers to offer the same level of services to all current health plan members in California of $13.7 million, and

  •
  Decrease in net revenues of $21.8 million from the behavioral health portion of the TRICARE contracts shifting from fee-for-service to ASO contracts.

        The Government Contracts/Specialty Services MCR increased to 66.6% for the year ended December 31, 2000 as compared to 65.6% for the same period in 1999. This increase was primarily due to the following: continued movement of health care services from military treatment facilities to civilian facilities which resulted in higher costs than originally specified in the contract, and Managed Health Network (MHN), the Company's behavioral health care subsidiary, increased benefit payments due to parity provisions instituted by certain states during the year ended December 31, 2000. These provisions require behavioral health service providers to offer the same level of services to all current health plan members.

SELLING, GENERAL AND ADMINISTRATIVE COSTS

        The administrative expense ratio (SG&A and depreciation as a percentage of Health Plan Services premiums and Government Contracts/Specialty Services revenues) decreased to 13.9% for the year ended December 31, 2001 from 15.2% for the same period in 2000. This decrease was attributable to our ongoing efforts to control our SG&A costs including implementing a restructuring plan in the third quarter of 2001. We expect the administrative expense ratio to continue to decline in 2002 due to the full impact of the cost savings occurring in 2002 as a result of our ongoing initiatives.

        The administrative expense ratio decreased to 15.2% for the year ended December 31, 2000 from 16.0% for the same period in 1999. This decrease was primarily attributable to: the Company's ongoing efforts to control its SG&A expenses, improved efficiencies associated with consolidating certain administrative processing functions in the Western and Eastern Divisions, and continued fixed cost savings from the 1999 disposition of certain non-core plans.

AMORTIZATION AND DEPRECIATION

        Amortization and depreciation expense decreased by $7.2 million or 7% for the year ended December 31, 2001 from the same period in 2000. This decrease was primarily due to a $3.9 million decrease in depreciation expense from asset impairments included in the restructuring charges recorded in the third quarter of 2001 and the sale of the Florida health plan also in the third quarter of 2001. The remaining decrease is primarily due to various leasehold improvements, personal computer equipment and software being completely depreciated prior to or during 2001. The effect of the suspension of the depreciation on the corporate facility building in Florida was immaterial for the year ended December 31, 2001.

        In 2002, we expect amortization expense to decrease by approximately $25 million from the 2001 level of $37.6 million due to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires amortization of goodwill to cease effective January 1, 2002.

        Amortization and depreciation expense decreased by $6.1 million or 5% for the year ended December 31, 2000 from the same period in 1999. This decrease was primarily due to reductions of $7.6 million in goodwill and $17.5 million in properties and equipment as a result of divestitures of certain operations.

INTEREST EXPENSE

        Interest expense decreased by $33.0 million or 38% for the year ended December 31, 2001 from the same period in 2000. This decrease in interest expense reflects:

  •
  A $172.6 million decrease in long-term debt from December 31, 2000, and

  •
  A lower average borrowing rate of 7.1% in 2001 compared to the average borrowing rate of 7.6% in 2000.

        Interest expense increased by $4.1 million or 5% for the year ended December 31, 2000 from the same period in 1999. This increase in interest expense reflects the higher average borrowing rate of 7.6% in 2000 compared to 7.2% in 1999. This increase in the average borrowing rate was partially offset by a reduction in the average revolving credit facility balance.

ASSET IMPAIRMENT AND RESTRUCTURING CHARGES

        This section should be read in conjunction with Note 14, and the tables contained therein, to the consolidated financial statements.

2001 Charges

        As part of our ongoing selling, general and administrative expense reduction efforts, during the third quarter of 2001, we initiated a formal plan to reduce operating and administrative expenses for all business units within the Company (the 2001 Plan). The 2001 Plan included enterprise-wide staff reductions and consolidations of certain administrative, financial and technology functions, and, in connection therewith, the Company recorded pre-tax restructuring charges of $79.7 million during the third quarter (the 2001 Charge). The 2001 Charge included the following:

  •
  Severance and benefit related costs of $43.3 million related to enterprise-wide staff reductions of 1,517 positions;

  •
  Asset impairment charges of $27.9 million consisting entirely of non-cash write downs of information technology equipment, building improvements and software application and development costs;

  •
  Charges of $5.1 million related to the termination of lease obligations and non-cancelable lease costs for excess office space resulting from streamlined operations and consolidation efforts; and

  •
  Charges of $3.4 million related to costs associated with closing certain data center operations and systems and functions and other activities which are expected to be completed in the first quarter of 2002.

        The following table summarizes the 2001 Charge we recorded during the third quarter ended September 30, 2001:

	2001 Charge	Cash Payments	Non-cash	Balance at December 31, 2001	Expected Future Cash Outlays
	(Amounts in millions)
Severance and benefit related costs	$43.3	$(20.5)	$—	$22.8	$22.8
Asset impairment costs	27.9	—	(27.9)	—	—
Real estate lease termination costs	5.1	(0.3)	—	4.8	4.8
Other costs	3.4	(0.4)	(2.3)	0.7	0.7

Total asset impairment and restructuring charges	$79.7	$(21.2)	$(30.2)	$28.3	$28.3

        We plan on funding the expected future cash outlays with cash flows from operations. We expect the 2001 Plan to be substantially completed by September 30, 2002. As of December 31, 2001, 916 positions were eliminated. It is anticipated that the elimination of the remaining 601 positions will be completed by September 30, 2002. No changes to the 2001 Plan are expected.

1999 Charges

        During the fourth quarter of 1998, the Company initiated a formal plan to dispose of certain health plans of the Company's then Central Division included in the Company's Health Plan Services segment in accordance with its anticipated divestitures program. In this connection, the Company announced in 1999 its plan to close the Colorado regional processing center, terminate employees and transfer its operations to the Company's other administrative facilities. In addition, the Company also announced its plans to consolidate certain administrative functions in its Oregon and Washington health plan operations. During the year ended December 31, 1999, the Company recorded pretax charges for restructuring and other charges of $27.3 million (the 1999 Charges). After modifications to the 1999 Charges and prior restructuring plans, we recorded $11.7 million of pretax restructuring charges.

        Severance and Benefit Related Costs—The 1999 Charges included $18.5 million for severance and benefit costs related to executives and operations employees at the Colorado regional processing center and operations employees at the Northwest health plans. The operations functions included premium accounting, claims, medical management, customer service, sales and other related departments. The 1999 Charges included the termination of a total of 773 employees. As of December 31, 2000, termination of the employees was completed and $17.2 million had been paid. There are no expected future cash outlays. Modifications to the initial estimate of $1.3 million were recorded during the year ended December 31, 1999.

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

NET (LOSS) GAIN ON SALE OF BUSINESSES AND PROPERTIES

        Effective August 1, 2001, we completed the sale of our Florida health plan, known as Foundation Health, a Florida Health Plan, Inc., to Florida Health Plan Holdings II, L.L.C. In connection with the sale, we received approximately $49 million which consisted of $23 million in cash and approximately $26 million in a secured six-year note bearing eight percent interest per annum. We also sold the corporate facility building used by our Florida health plan to DGE Properties, LLC for $15 million, payable by a secured five-year note bearing eight percent interest per annum. We estimated and recorded a $76.1 million pretax loss on the sales of our Florida health plan and the related corporate facility building during the second quarter ended June 30, 2001. Included in the pretax loss amount are the following:

  •
  Non-cash asset impairment charges totaling $40.8 million consisting of $18.5 million for goodwill impairment on the Florida health plan, $4.4 million write-down to its fair value of the corporate facility building owned by one of our subsidiaries and used by the Florida health plan, $15.3 million write-off for other contractual receivables and $2.6 million write-off of an unrealizable deferred tax asset related to the Florida health plan;

  •
  Obligations under the terms of the amended definitive agreement to provide up to $28 million of reinsurance to guarantee against claims costs in excess of certain medical care ratio levels of the Florida health plan for the 18-month period subsequent to the close of the sale; and

  •
  Other accrued costs resulting from the sale of the Florida health plan totaling $7.3 million.

        As part of the Florida sale agreement and certain reinsurance and indemnification obligations of the Company, there will be a series of true up processes that will take place during 2002 that could result in additional loss or gain which was not able to be estimated as of December 31, 2001. The Florida health plan, excluding the $76.1 million loss on net assets held for sale, had premium revenues of $339.7 million and a net loss of $11.5 million through the first seven months of 2001. Such amounts are included in the accompanying financial statements for the year ended December 31, 2001. The Florida health plan had premium revenues of $505.3 million and a net loss of $33.4 million for the year ended December 31, 2000.

        Net loss on sale of businesses and properties for the year ended December 31, 2000 was comprised of a gain on sale of a building in California of $1.1 million, and loss on sale of HMO operations in Washington due to a purchase price adjustment of $1.5 million.

        Net gain on sale of businesses and properties for the year ended December 31, 1999 was comprised of a gain on sale of pharmacy benefits management operations of $60.6 million, net loss on sale of non-core operations of $9.1 million, and gain on sale of buildings of $6.8 million.

INCOME TAX PROVISION

        The effective income tax rate was 37.0% for the year ended December 31, 2001 compared with 37.7% for the same period in 2000. The rate declined due to examination settlements.

        The effective income tax rate was 37.7% for the year ended December 31, 2000 compared with 39.4% for the same period in 1999. The rate declined primarily due to tax minimization strategies and the Company's change in business mix after divestiture of non-core operations.

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

        On June 2, 2001, the United States Senate passed legislation, sometimes referred to as "patients' rights" or "patients' bill of rights" legislation, that seeks, among other things, to hold health plans liable for claims regarding health care delivery and improper denial of care. The United States House of Representatives passed similar legislation on August 2, 2001. Congress will attempt to reconcile the two bills in a conference committee. Although both bills provide for independent review of decisions regarding medical care, the bills differ on the circumstances under which lawsuits may be brought against managed care organizations and the scope of their liability. If patients' bill of rights legislation is enacted into law, we could be subject to significant additional litigation risk and regulatory compliance costs, which could be costly to us and could have a significant effect on our results of operations. Although we could attempt to mitigate our ultimate exposure to litigation and regulatory compliance costs through, among other things, increases in premiums, there can be no assurance that we would be able to mitigate or cover the costs stemming from litigation arising under patients' bill of rights legislation or the other costs that we could incur in connection with complying with patients' bill of rights legislation.

LIQUIDITY AND CAPITAL RESOURCES

        Certain of the Company's subsidiaries must comply with minimum capital and surplus requirements under applicable state laws and regulations, and must have adequate reserves for claims. As of December 31, 2001, we estimated that our regulated subsidiaries had more than $675 million in statutory net worth, or more than $250 million in excess of current regulatory requirements. We generally manage our aggregate regulated subsidiary capital against 150% of Risk Based Capital (RBC) Company Action Levels, although RBC standards are not yet applicable to all of our regulated subsidiaries. Certain subsidiaries must maintain ratios of current assets to current liabilities pursuant to certain government contracts. The Company believes it is in compliance with these contractual and regulatory requirements in all material respects.

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

        Government health care receivables are best estimates of payments that are ultimately collectible or payable. Since these amounts are subject to government audit, negotiation and appropriations, amounts ultimately collected may vary significantly from current estimates. Additionally, the timely collection of such receivables is also impacted by government audit and negotiation and could extend for periods beyond a year. Amounts receivable under government contracts were $99.6 million and $334.2 million as of December 31, 2001 and 2000, respectively. The decrease is primarily due to the global settlement discussed in the "Operating Cash Flows" section below.

        In 1997, the Company purchased convertible and nonconvertible debentures of FOHP, Inc., a New Jersey corporation (FOHP), in the aggregate principal amounts of approximately $80.7 million and $24.0 million, respectively. In 1997 and 1998, the Company converted certain of the convertible debentures into shares of Common Stock of FOHP, resulting in the Company owning 99.6% of the outstanding common stock of FOHP. The nonconvertible debentures mature on December 31, 2002.

        Effective January 1, 1999, Physicians Health Services of New Jersey, Inc., a New Jersey HMO wholly-owned by the Company, merged with and into First Option Health Plan of New Jersey (FOHP-NJ), a New Jersey HMO subsidiary of FOHP, and FOHP-NJ changed its name to Physicians Health Services of New Jersey, Inc. (PHS-NJ). Effective July 30, 1999, upon approval by the stockholders of FOHP at a special meeting, a wholly-owned subsidiary of the Company merged into FOHP and FOHP became a wholly-owned subsidiary of the Company. In connection with the merger, the former minority shareholders of FOHP were entitled to receive either $0.25 per share (the value per FOHP share as of December 31, 1998 as determined by an outside appraiser) or payment rights which entitle the holders to receive as much as $15.00 per payment right on or about July 1, 2001, provided certain hospital and other provider participation conditions are met. Also in connection with the merger, additional consideration of $2.25 per payment right will be paid to certain holders of the payment rights if PHS-NJ achieves certain annual returns on common equity and the participation conditions are met. The Company recorded a current liability and a purchase price adjustment to goodwill of $33.7 million as of December 31, 2000. As of December 31, 2001, the remaining liability was $11.8 million which is expected to be paid out during 2002.

OPERATING CASH FLOWS

        Net cash provided by operating activities was $546.5 million at December 31, 2001 compared to $366.2 million at December 31, 2000. The $180.3 million increase in operating cash flows was due primarily to the increase in cash collection on the outstanding TRICARE receivables as part of our global settlement, partially offset by a decrease in unearned premiums due to timing of cash receipts, primarily from Medicaid and Medicare, of approximately $84.7 million net of the effects of the Florida health plan disposition. In December 2000, our subsidiary, Health Net Federal Services, Inc., and the Department of Defense agreed to a settlement of approximately $389 million for outstanding receivables related to our three TRICARE contracts and for the completed contract for the CHAMPUS Reform Initiative. Approximately $60 million of the settlement amount was received in December 2000. The majority of the remaining settlement that was received on January 5, 2001 reduced the amounts receivable under government contracts on the Company's balance sheets. The receivable items settled by this payment included change orders, bid price adjustments, equitable adjustments and claims. These receivables developed as a result of TRICARE health care costs rising faster than the forecasted health care cost trends used in the original contract bids, data revisions on formal contract adjustments, and routine contract changes for benefits. The net settlement amount of $284 million, after paying vendors, providers and amounts owed back to the government, was applied to the continuing operating needs of the three TRICARE contracts and to reducing the outstanding balance of the notes payable.

INVESTING ACTIVITIES

        Net cash used in investing activities was $517.6 million for December 31, 2001 compared to net cash used in investing activities of $61.9 million for December 31, 2000. This increase in cash used in investing activities of $455.7 million is primarily due to $422.5 million increase in net purchases of investments. During the fourth quarter of 2001, we started to reposition our investments within our regulated plans to increase investment income which resulted in increased purchases with cash of investments with longer durations.

        Effective August 1, 2001, we completed the sale of our Florida health plan, known as Foundation Health, a Florida Health Plan, Inc., to Florida Health Plan Holdings II, L.L.C. In connection with the sale, we received approximately $49 million which consisted of $23 million in cash, before net of cash sold of $83.1 million, and approximately $26 million in a secured six-year note bearing eight percent interest per annum. We also sold the corporate facility building used by our former Florida health plan to DGE Properties, L.L.C. for $15 million, payable by a secured five-year note bearing eight percent interest per annum. We recorded a $76.1 million pretax loss on the sales of our Florida health plan and the related corporate facility building during the second quarter ended June 30, 2001. As part of the Florida sale agreement, there will be a series of true up processes that will take place during 2002 that could result in additional loss or gain which was not able to be estimated as of December 31, 2001.

        Throughout 2000, 2001 and the first quarter of 2002, the Company has provided funding in the amount of approximately $12.4 million in exchange for preferred stock in MedUnite, Inc., an independent company, funded and organized by seven major managed health care companies. MedUnite, Inc. is designed to provide online internet provider connectivity services including eligibility information, referrals, authorizations, claims submission and payment. The funded amounts are included in other noncurrent assets.

        During 2000, the Company secured an exclusive e-business connectivity services contract from the Connecticut State Medical Society IPA, Inc. (CSMS-IPA) for $15.0 million. CSMS-IPA is an association of medical doctors providing health care primarily in Connecticut. The amounts paid to CSMS-IPA for this agreement are included in other noncurrent assets. During 2001, we continued to develop this service capability.

        In 1995, the Company entered into a five year tax retention operating lease for the construction of various health care centers and a corporate facility. Upon expiration in May 2000, the lease was extended for four months through September 2000 whereupon the Company settled its obligations under the agreement and purchased the leased properties which were comprised of three rental health care centers and a corporate facility for $35.4 million. The health care centers are held as investment rental properties and are included in other noncurrent assets. The corporate facility building was used in operations and included in property and equipment prior to being sold as part of the Florida sale. The buildings are being depreciated over a remaining useful life of 35 years.

FINANCING ACTIVITIES

        Net cash used in financing activities was $166.0 million at December 31, 2001 compared to $268.1 million at December 31, 2000. This decrease in net cash used in financing activities of $102.1 million was primarily due to lower net repayment of funds previously drawn under the Company's credit facility in 2001 compared to 2000.

        On April 12, 2001, we completed our offering of $400 million aggregate principal amount of 8.375 percent Senior Notes due in April 2011. The effective interest rate on the notes when all offering costs are taken into account and amortized over the term of the note is 8.54 percent per annum. The net proceeds of $395.1 million from the Senior Notes were used to repay outstanding borrowings under our then-existing revolving credit facility. On October 4, 2001, we completed an exchange offer for the Senior Notes in which the outstanding Senior Notes were exchanged for an equal aggregate principal amount of new 8.375 percent Senior Notes due 2011 that have been registered under the Securities Act of 1933, as amended.

        On June 28, 2001, we refinanced our previous $1.5 billion revolving credit facility with credit agreements for two new revolving syndicated credit facilities, with Bank of America, N.A. as administrative agent, that replaced the $1.5 billion credit facility. The new credit facilities, providing for an aggregate of $700 million in borrowings, consist of:

  •
  a $175 million 364-day revolving credit facility; and

  •
  a $525 million five-year revolving credit and competitive advance facility.

        We established the credit facilities to refinance our then-existing credit facility and to finance any lawful general corporate purposes, including acquisitions and working capital. The credit facilities allow us to borrow funds:

  •
  by obtaining committed loans from the group of lenders as a whole on a pro rata basis;

  •
  by obtaining under the five-year facility loans from individual lenders within the group by way of a bidding process;

  •
  by obtaining under the five-year facility swingline loans in an aggregate amount of up to $50 million that may be requested on an expedited basis; and

  •
  by obtaining under the five-year facility letters of credit in an aggregate amount of up to $200 million.

        The 364-day credit facility expires on June 27, 2002. We must repay all borrowings under the 364-day credit facility by June 27, 2004. The five-year credit facility expires in June 2006, and we must repay all borrowings under the five-year credit facility by June 28, 2006, unless the five-year credit facility is extended. The five-year credit facility may, at our request and subject to approval by lenders holding two-thirds of the aggregate amount of the commitments under the five-year credit facility, be extended for up to two twelve-month periods to the extent of the commitments made under the five-year credit facility by such approving lenders. Swingline loans under the five-year credit facility are subject to repayment within no more than seven days.

        The credit agreements provide for acceleration of repayment of indebtedness under the credit facilities upon the occurrence of customary events of default such as failing to pay any principal or interest when due; providing materially incorrect representations; failing to observe any covenant or condition; judgments against us involving in the aggregate a liability of $25 million or more that are not covered by insurance; our non-compliance with any material terms of HMO or insurance regulations pertaining to fiscal soundness, solvency or financial condition; the occurrence of specified adverse events in connection with any employee pension benefit plan of ours; our failure to comply with the terms of other indebtedness with an aggregate amount exceeding $40 million such that the other indebtedness can be or is accelerated; or a change in control of the Company.

        The maximum amount outstanding under the new facilities during 2001 was $280 million and the maximum commitment level was $700 million at December 31, 2001.

        Scheduled principal repayments on the senior notes payable and capital leases for the next five years are as follows (amounts in thousands):

Contractual Cash Obligations	Total	2002	2003	2004	2005	2006	Thereafter
Five-year revolving credit facility	$195,000					$195,000
Senior notes	400,000						$400,000
Capital leases	578	$396	$182

        The credit agreements contain negative covenants, including financial covenants, that impose restrictions on our operations. The financial covenants in the credit agreements provide that

  •
  for any period of four consecutive fiscal quarters, the consolidated leverage ratio, which is the ratio of (i) our consolidated funded debt to (ii) our consolidated net income before interest, taxes, depreciation, amortization and other specified items (consolidated EBITDA), must not exceed 3 to 1;

  •
  for any period of four consecutive fiscal quarters, the consolidated fixed charge coverage ratio, which is the ratio of (i) our consolidated EBITDA plus consolidated rental expense minus consolidated capital expenditures to (ii) our consolidated scheduled debt payments, (defined as the sum of scheduled principal payments, interest expense and rent expense) must be at least 1.5 to 1; and

  •
  we must maintain our consolidated net worth at a level equal to at least $945 million (less the sum of a pretax charge associated with our sale of the Florida Health Plan and specified pretax charges relating to the write-off of goodwill) plus 50% of our consolidated net income and 100% of our net cash proceeds from equity issuances.

        The other covenants in the credit agreements include, among other things, limitations on incurrence of indebtedness by subsidiaries of Health Net, Inc. and on our ability to

  •
  incur liens;

  •
  extend credit and make investments;

  •
  merge, consolidate, dispose of stock in subsidiaries, lease or otherwise dispose of assets and liquidate or dissolve;

  •
  engage in transactions with affiliates;

  •
  substantially alter the character or conduct of the business of Health Net, Inc. or any of its "significant subsidiaries" within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC;

  •
  make restricted payments, including dividends and other distributions on capital stock and redemptions of capital stock; and

  •
  become subject to other agreements or arrangements that restrict (i)the payment of dividends by any Health Net, Inc. subsidiary, (ii)the ability of Health Net, Inc. subsidiaries to make or repay loans or advances to us, (iii) the ability of any subsidiary of Health Net, Inc. to guarantee our indebtedness or (iv) the creation of any lien on our property.

        As of December 31, 2001, we were in compliance with the covenants of the credit facilities.

        Committed loans under the credit facilities bear interest at a rate equal to either (1) the greater of the federal funds rate plus 0.5% and the applicable prime rate or (2) LIBOR plus a margin that depends on our senior unsecured credit rating. Loans obtained through the bidding process bear interest at a rate determined in the bidding process. Swingline loans under the five-year credit facility bear interest equal to, at our option, either a base rate plus a margin that depends on our senior unsecured credit rating or a rate quoted to us by the swingline lender. We pay fees on outstanding letters of credit and a facility fee, computed as a percentage of the lenders' commitments under the credit facilities, which varies from 0.130% to 0.320% per annum for the 364-day credit facility and from 0.155% to 0.375% per annum for the five-year credit facility, depending on our senior unsecured credit rating.

        We lease office space under various operating leases. In addition, we have entered into long-term service agreements with third parties. As of December 31, 2001, there are eight years remaining on these service agreements with minimum future commitments totaling $78.8 million. These lease and service agreements are cancelable with substantial penalties. Our future minimum lease and service fee commitments are as follows (amounts in thousands):

2002	$65,556
2003	59,813
2004	51,481
2005	35,647
2006	30,164
Thereafter	119,970

Total minimum commitments	$362,631

STATUTORY CAPITAL REQUIREMENTS

        The Company's subsidiaries must comply with certain minimum capital requirements under applicable state laws and regulations. The Company contributed $67.5 million to certain of its subsidiaries to meet capital requirements during the year ended December 31, 2001. As of December 31, 2001, the Company's subsidiaries were in compliance with minimum capital requirements.

        Effective January 1, 2001, certain of the states in which our regulated subsidiaries operate adopted the codification of statutory accounting principles. As of December 31, 2001, the adoption of the codification of statutory accounting principles did not have a material impact on the amount of capital contributions required to meet risk-based capital and other minimum capital requirements.

        Legislation has been or may be enacted in certain states in which the Company's subsidiaries operate imposing substantially increased minimum capital and/or statutory deposit requirements for HMOs in such states. Such statutory deposits may only be drawn upon under limited circumstances relating to the protection of policyholders.

        As a result of the above requirements and other regulatory requirements, certain subsidiaries are subject to restrictions on their ability to make dividend payments, loans or other transfers of cash to the Company. Such restrictions, unless amended or waived, limit the use of any cash generated by these subsidiaries to pay obligations of the Company. The maximum amount of dividends which can be paid by the insurance company subsidiaries to the Company without prior approval of the insurance departments is subject to restrictions relating to statutory surplus, statutory income and unassigned surplus. Management believes that as of December 31, 2001, all of the Company's health plans and insurance subsidiaries met their respective regulatory requirements.

HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT OF 1996 (HIPAA)

        In December 2000, the Department of Health and Human Services (DHHS) promulgated regulations under HIPAA related to the privacy and security of electronically transmitted protected health information. The new regulations require health plans, clearinghouses and providers to (a) comply with various requirements and restrictions related to the use, storage and disclosure of protected health information, (b) adopt rigorous internal procedures to safeguard protected health information and (c) enter into specific written agreements with business associates to whom protected health information is disclosed. The regulations also establish significant criminal penalties and civil sanctions for noncompliance. In addition, the regulations could expose the Company to additional liability for, among other things, violations of the regulations by its business associates. The Company believes that the costs required to comply with these regulations under HIPAA will be significant and could have a material adverse impact on the Company's business or results of operations.

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

        The Company uses a value-at-risk (VAR) model, which follows a variance/covariance methodology, to assess the market risk for its investment portfolio. VAR is a method of assessing investment risk that uses standard statistical techniques to measure the worst expected loss in the portfolio over an assumed portfolio disposition period under normal market conditions. The determination is made at a given statistical confidence level.

        The Company assumed a portfolio disposition period of 30 days with a confidence level of 95 percent for the 2001 computation of VAR. The computation further assumes that the distribution of returns is normal. Based on such methodology and assumptions, the computed VAR was approximately $7.1 million as of December 31, 2001.

        The Company's calculated value-at-risk exposure represents an estimate of reasonably possible net losses that could be recognized on its investment portfolios assuming hypothetical movements in future market rates and are not necessarily indicative of actual results which may occur. It does not represent the maximum possible loss nor any expected loss that may occur, since actual future gains and losses will differ from those estimated, based upon actual fluctuations in market rates, operating exposures, and the timing thereof, and changes in the Company's investment portfolios during the year. The Company, however, believes that any loss incurred would be substantially offset by the effects of interest rate movements on the Company's liabilities, since these liabilities are affected by many of the same factors that affect asset performance; that is, economic activity, inflation and interest rates, as well as regional and industry factors.

        In addition to the market risk associated with its investments, the Company has some interest rate market risk due to its floating rate borrowings. Notes payable, capital leases and other floating rate and fixed rate financing arrangements totaled $594.3 million at December 31, 2001 with a related average interest rate of 7.1% (which interest rate is subject to change because of the varying interest rates that apply to borrowings under the credit facilities). See a description of the credit facilities under "Liquidity and Capital Resources."

        The floating rate borrowings are presumed to have equal book and fair values because the interest rates paid on these accounts are based on prevailing market rates. The fair value of our fixed rate borrowing as of December 31, 2001 was approximately $415 million which was based on bid quotations from third party data providers. The following table presents the expected cash outflows relating to market risk sensitive debt obligations as of December 31, 2001. These cash outflows include both expected principal and interest payments consistent with the terms of the outstanding debt as of December 31, 2001.

(Amounts in millions)	2002	2003	2004	2005	2006	Thereafter	Total
Long-term floating rate borrowing:
Principal	$—	$—	$—	$—	$195.0	$—	$195.0
Interest	5.9	5.9	5.9	5.9	3.0	—	26.6

Cash outflow on long-term floating rate borrowing	$5.9	$5.9	$5.9	$5.9	$198.0	$—	$221.6

Fixed-rate borrowing:
Principal	$—	$—	$—	$—	$—	$400.0	$400.0
Interest	33.5	33.5	33.5	33.5	33.5	150.8	318.3

Cash outflow on fixed-rate borrowing	$33.5	$33.5	$33.5	$33.5	$33.5	$550.8	$718.3

Total cash outflow on all borrowings	$39.4	$39.4	$39.4	$39.4	$231.5	$550.8	$939.9

Report of Independent Auditors

To the Board of Directors and Stockholders of
Health Net, Inc.
Woodland Hills, California

        We have audited the accompanying consolidated balance sheets of Health Net, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Health Net, Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Los Angeles, California
February 12, 2002

Consolidated Balance Sheets
Health Net, Inc.

	December 31,
	2001	2000
	(Amounts in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$909,594	$1,046,735
Investments—available for sale	856,560	486,902
Premiums receivable, net of allowance for doubtful accounts (2001—$14,595; 2000—$19,822)	183,824	174,654
Amounts receivable under government contracts	99,619	334,187
Reinsurance and other receivables	136,854	141,140
Deferred taxes	72,909	141,752
Other assets	82,583	74,184

Total current assets	2,341,943	2,399,554
Property and equipment, net	253,063	296,009
Goodwill and other intangible assets, net	801,814	863,419
Deferred taxes	23,359	—
Other noncurrent assets	139,468	111,134

Total Assets	$3,559,647	$3,670,116

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Reserves for claims and other settlements	$1,278,036	$1,242,389
Unearned premiums	166,842	238,571
Amounts payable under government contracts	2,284	972
Accounts payable and other liabilities	308,364	329,149

Total current liabilities	1,755,526	1,811,081
Revolving credit facilities and capital leases	195,182	766,450
Senior notes payable	398,678	—
Deferred taxes	—	8,635
Other noncurrent liabilities	44,749	22,819

Total Liabilities	2,394,135	2,608,985

Commitments and contingencies
Stockholders' Equity:
Preferred stock ($0.001 par value, 10,000 shares authorized, none issued and outstanding)	—	—
Class A common stock ($0.001 par value, 350,000 shares authorized; issued 2001—126,879 shares; 2000—125,994 shares)	127	126
Class B non-voting convertible common stock ($0.001 par value, 30,000 shares authorized; issued and outstanding 2001—0 shares; 2000—0 shares)	—	—
Additional paid-in capital	662,740	649,166
Treasury Class A common stock, at cost (2001—3,194 shares; 2000—3,194 shares)	(95,831)	(95,831)
Retained earnings	597,753	511,224
Accumulated other comprehensive income (loss)	723	(3,554)

Total Stockholders' Equity	1,165,512	1,061,131

Total Liabilities and Stockholders' Equity	$3,559,647	$3,670,116

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations
Health Net, Inc.

	Year ended December 31,
	2001	2000	1999
	(Amounts in thousands, except per share data)
REVENUES
Health plan services premiums	$8,292,602	$7,351,098	$7,031,055
Government contracts/Specialty services	1,687,420	1,623,158	1,529,855
Investment and other income	84,438	102,299	86,977

Total revenues	10,064,460	9,076,555	8,647,887

EXPENSES
Health plan services	7,083,052	6,242,282	5,950,002
Government contracts/Specialty services	1,212,497	1,080,407	1,002,893
Selling, general and administrative	1,322,187	1,296,881	1,301,743
Depreciation	61,073	67,260	70,010
Amortization	37,622	38,639	42,031
Interest	54,940	87,930	83,808
Asset impairment and restructuring charges	79,667	—	11,724
Net loss (gain) on sale of businesses and properties	76,072	409	(58,332)

Total expenses	9,927,110	8,813,808	8,403,879

Income from operations before income taxes and cumulative effect of a change in accounting principle	137,350	262,747	244,008
Income tax provision	50,821	99,124	96,226

Income before cumulative effect of a change in accounting principle	86,529	163,623	147,782
Cumulative effect of a change in accounting principle, net of tax	—	—	(5,417)

Net income	$86,529	$163,623	$142,365

Basic earnings per share:
Income from operations	$0.70	$1.34	$1.21
Cumulative effect of a change in accounting principle	—	—	(0.05)

Net	$0.70	$1.34	$1.16

Diluted earnings per share:
Income from operations	$0.69	$1.33	$1.21
Cumulative effect of a change in accounting principle	—	—	(0.05)

Net	$0.69	$1.33	$1.16

Weighted average shares outstanding:
Basic	123,192	122,471	122,289
Diluted	125,186	123,453	122,343

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Health Net, Inc.

	Common Stock
	Class A		Class B
					Additional Paid-in Capital
	Shares	Amount	Shares	Amount
	(Amounts in thousands)
Balance at January 1, 1999	120,362	$121	5,048	$5	$641,819
Comprehensive income:
Net income
Change in unrealized depreciation on investments, net of tax of $2,159
Total comprehensive income
Exercise of stock options including related tax benefit	5
Conversion of Class B to Class A	2,910	3	(2,910)	(3)
Employee stock purchase plan	152				1,553

Balance at December 31, 1999	123,429	124	2,138	2	643,372
Comprehensive income:
Net income
Change in unrealized depreciation on investments, net of tax of $343
Total comprehensive income
Exercise of stock options including related tax benefit	314				4,683
Conversion of Class B to Class A	2,138	2	(2,138)	(2)
Employee stock purchase plan	113				1,111

Balance at December 31, 2000	125,994	126	—	—	649,166
Comprehensive income:
Net income
Change in unrealized depreciation on investments, net of tax of $2,865
Total comprehensive income
Exercise of stock options including related tax benefit	820	1			12,495
Employee stock purchase plan	65				1,079

Balance at December 31, 2001	126,879	$127	—	$—	$662,740

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (continued)
Health Net, Inc.

	Common Stock Held in Treasury
			Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount
	(Amounts in thousands)
Balance at January 1, 1999	(3,194)	$(95,831)	$205,236	$(7,308)	$744,042
Comprehensive income:
Net income			142,365		142,365
Change in unrealized depreciation on investments, net of tax of $2,159				3,239	3,239

Total comprehensive income					145,604

Exercise of stock options including related tax benefit					—
Conversion of Class B to Class A					—
Employee stock purchase plan					1,553

Balance at December 31, 1999	(3,194)	(95,831)	347,601	(4,069)	891,199
Comprehensive income:
Net income			163,623		163,623
Change in unrealized depreciation on investments, net of tax of $343				515	515

Total comprehensive income					164,138

Exercise of stock options including related tax benefit					4,683
Conversion of Class B to Class A					—
Employee stock purchase plan					1,111

Balance at December 31, 2000	(3,194)	(95,831)	511,224	(3,554)	1,061,131
Comprehensive income:
Net income			86,529		86,529
Change in unrealized depreciation on investments, net of tax of $2,865				4,277	4,277

Total comprehensive income					90,806

Exercise of stock options including related tax benefit					12,496
Employee stock purchase plan					1,079

Balance at December 31, 2001	(3,194)	$(95,831)	$597,753	$723	$1,165,512

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Health Net, Inc.

	Year Ended December 31,
	2001	2000	1999
	(Amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$86,529	$163,623	$142,365
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation	98,695	105,899	112,041
Net loss (gain) on sale of businesses and properties	76,072	409	(58,332)
Cumulative effect of a change in accounting principle	—	—	5,417
Asset impairments	27,760	—	11,724
Other changes	3,656	10,035	5,648
Changes in assets and liabilities, net of effects of dispositions:
Premiums receivable and unearned premiums	(79,658)	(10,472)	(8,973)
Other assets	3,672	105,659	63,902
Amounts receivable/payable under government contracts	235,880	(86,729)	5,130
Reserves for claims and other settlements	72,112	103,588	167,084
Accounts payable and other liabilities	21,766	(25,849)	(148,878)

Net cash provided by operating activities	546,484	366,163	297,128

CASH FLOWS FROM INVESTING ACTIVITIES:
Sales or maturities of investments	833,539	304,523	642,150
Purchase of investments	(1,204,667)	(253,141)	(606,350)
Net purchases of property and equipment	(69,512)	(86,853)	(36,592)
Cash (paid) received from the sale of businesses and properties, net of cash disposed	(58,997)	3,505	137,728
Other	(17,941)	(29,943)	26,486

Net cash (used in) provided by investing activities	(517,578)	(61,909)	163,422

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options and employee stock purchases	10,449	5,794	1,553
Proceeds from issuance of notes payable and other financing arrangements	601,102	250,033	221,276
Repayment of debt and other noncurrent liabilities	(777,598)	(523,885)	(436,705)

Net cash used in financing activities	(166,047)	(268,058)	(213,876)

Net (decrease) increase in cash and cash equivalents	(137,141)	36,196	246,674
Cash and cash equivalents, beginning of year	1,046,735	1,010,539	763,865

Cash and cash equivalents, end of year	$909,594	$1,046,735	$1,010,539

SUPPLEMENTAL CASH FLOWS DISCLOSURE:
Interest paid	$46,501	$87,023	$85,212
Income taxes paid	24,154	9,694	6,106
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Notes and stocks received on sale of businesses	$41,000	$—	$22,909

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1—DESCRIPTION OF BUSINESS

        On November 3, 2000, the Company changed its name from Foundation Health Systems, Inc. to Health Net, Inc. and changed its ticker symbol on the New York Stock Exchange (effective November 6, 2000) from "FHS" to "HNT." The Company accomplished the name change by merging a wholly-owned subsidiary, HNI Shell, Inc., with and into the Company and, in connection with such merger, amending its Certificate of Incorporation to change the Company's name to Health Net, Inc.

        The current operations of Health Net, Inc. (referred to herein as the Company, we, us, our or HNT) are a result of the April 1, 1997 merger transaction (the FHS Combination) involving Health Systems International, Inc. (HSI) and Foundation Health Corporation (FHC). Pursuant to the FHS Combination, FH Acquisition Corp., a wholly-owned subsidiary of HSI (Merger Sub), merged with and into FHC and FHC survived as a wholly-owned subsidiary of HSI, which changed its name to Foundation Health Systems, Inc. Pursuant to the Agreement and Plan of Merger (the Merger Agreement) that evidenced the FHS Combination, FHC stockholders received 1.3 shares of the Company's Class A Common Stock for every share of FHC common stock held, resulting in the issuance of approximately 76.7 million shares of the Company's Class A Common Stock to FHC stockholders. The shares of the Company's Class A Common Stock issued to FHC's stockholders in the FHS Combination constituted approximately 61% of the outstanding stock of the Company after the FHS Combination and the shares held by the Company's stockholders prior to the FHS Combination (i.e. the prior stockholders of HSI) constituted approximately 39% of the outstanding stock of the Company after the FHS Combination.

        The FHS Combination was accounted for as a pooling of interests for accounting and financial reporting purposes. The pooling of interests method of accounting is intended to present, as a single interest, two or more common stockholder interests which were previously independent and assumes that the combining companies have been merged from inception.

        We are an integrated managed care organization which administers through its subsidiaries the delivery of managed health care services. Through our subsidiaries, we offer group, individual, Medicaid and Medicare health maintenance organization (HMO), point of service (POS) and preferred provider organization (PPO) plans; government sponsored managed care plans; and managed care products related to administration and cost containment, behavioral health, dental, vision and pharmaceutical products and other related services.

        We currently operate within two segments: Health Plan Services and Government Contracts/Specialty Services. Our Health Plan Services segment operates in Arizona, California, Connecticut, New Jersey, New York, Oregon and Pennsylvania. During 2000 and most of 2001, the Health Plan Services segment consisted of two regional divisions: Western Division (Arizona, California and Oregon) and Eastern Division (Connecticut, Florida, New Jersey, New York and Pennsylvania). During the fourth quarter of 2001, we decided that we would no longer view our health plan operations through these two regional divisions. We are one of the largest managed health care companies in the United States, with approximately 4.1 million at-risk and administrative services only (ASO) members in our Health Plan Services segment. We also own health and life insurance companies licensed to sell PPO, POS and indemnity products, as well as certain auxiliary non-health products such as life and accidental death and disability insurance in 35 states and the District of Columbia.

        The Government Contracts/Specialty Services segment administers large, multi-year managed care government contracts. This segment subcontracts to affiliated and unrelated third parties the administration and health care risk of parts of these contracts and currently administers health care programs covering 1.5 million eligible individuals under TRICARE (formerly known as the Civilian Health and Medical Program of the Uniformed Services (CHAMPUS)). The Company has three TRICARE contracts that cover Alaska, Arkansas, California, Hawaii, Oklahoma, Oregon and Washington, and parts of Arizona, Idaho, Louisiana and Texas. This segment also offers behavioral health, dental and vision services as well as managed care products related to bill review, administration and cost containment for hospitals, health plans and other entities.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation and Basis of Presentation

        The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Reclassifications

        Certain amounts in the 2000 and 1999 consolidated financial statements and notes to the consolidated financial statements have been reclassified to conform to the 2001 presentation. The reclassifications have no effect on net earnings or stockholders' equity as previously reported.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Principal areas requiring the use of estimates include the determination of allowances for doubtful accounts, reserves for claims and other settlements, reserves for professional and general liabilities, amounts receivable or payable under government contracts, remaining reserves for restructuring and other charges, and net realizable values for assets where impairment charges have been recorded.

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

        Government contracts/Specialty services revenues are recognized in the month in which the eligible beneficiaries are entitled to health care services or in the month in which the administrative services are performed or the period that coverage for services is provided. Government contracts also contain cost and performance incentive provisions which adjust the contract price based on actual performance, and revenue under government contracts is subject to price adjustments attributable to inflation and other factors. The effects of these adjustments are recognized on a monthly basis, although the final determination of these amounts could extend significantly beyond the period during which the services were provided. Amounts receivable under government contracts are comprised primarily of estimated amounts receivable under these cost and performance incentive provisions, price adjustments, and change orders for services not originally specified in the contracts. These receivables develop as a result of TRICARE health care costs rising faster than the forecasted health care cost trends used in the original contract bids, data revisions on formal contract adjustments and routine contract changes for benefit adjustments.

        In December 1999, the Securities and Exchange Commission issued, then subsequently amended, Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101, as amended, provides guidance on applying accounting principles generally accepted in the United States of America to revenue recognition issues in financial statements. We adopted SAB 101 effective October 1, 2000. The adoption of SAB 101 did not have a material effect on our consolidated financial position or results of operations.

Health Plan Services

        The cost of health care services is recognized in the period in which services are provided and includes an estimate of the cost of services which have been incurred but not yet reported. Such costs include payments to primary care physicians, specialists, hospitals, outpatient care facilities and the costs associated with managing the extent of such care. We estimate the amount of the provision for service costs incurred but not reported using standard actuarial methodologies based upon historical data including the period between the date services are rendered and the date claims are received and paid, denied claim activity, expected medical cost inflation, seasonality patterns and changes in membership. The estimates for service costs incurred but not reported are made on an accrual basis and adjusted in future periods as required. Any adjustments to the prior period estimates are included in the current period. Such estimates are subject to the impact of changes in the regulatory environment and economic conditions. Given the inherent variability of such estimates, the actual liability could differ significantly from the amounts provided. While the ultimate amount of claims and losses paid are dependent on future developments, management is of the opinion that the recorded reserves are adequate to cover such costs. These liabilities are reduced by estimated amounts recoverable from third parties for subrogation.

        Our HMOs, primarily in California and Connecticut, generally contract with various medical groups to provide professional care to certain of its members on a capitated, or fixed per member per month fee basis. Capitation contracts generally include a provision for stop-loss and non-capitated services for which we are liable. Professional capitated contracts also generally contain provisions for shared risk, whereby the Company and the medical groups share in the variance between actual costs and predetermined goals. Additionally, we contract with certain hospitals to provide hospital care to enrolled members on a capitation basis. Our HMOs also contract with hospitals, physicians and other providers of health care, pursuant to discounted fee-for-service arrangements, hospital per diems, and case rates under which providers bill the HMOs for each individual service provided to enrollees.

        We assess the profitability of contracts for providing health care services when operating results or forecasts indicate probable future losses. Contracts are grouped in a manner consistent with the method of determining premium rates. Losses are determined by comparing anticipated premiums to estimates for the total of health care related costs less reinsurance recoveries, if any, and the cost of maintaining the contracts. Losses, if any, are recognized in the period the loss is determined and are classified as Health Plan Services.

Cash and Cash Equivalents

        Cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

        We and our consolidated subsidiaries are required to set aside certain funds for restricted purposes pursuant to regulatory requirements. As of December 31, 2001 and 2000, the restricted cash and cash equivalents balances totaled $4.4 million and $4.1 million, respectively, and are included in other noncurrent assets.

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

        Certain long-term debt investments are held by trustees or agencies pursuant to state regulatory requirements. These investments totaled $1.4 million and $3.0 million as of December 31, 2001 and 2000, respectively, and are included in other noncurrent assets. Short-term investments held by trustees or agencies pursuant to state regulatory requirements were $86.1 million and $89.5 million as of December 31, 2001 and 2000, respectively, and are included in investments available for sale (see Note 11). Market values approximate carrying value as of December 31, 2001 and 2000.

Government Contracts

        Amounts receivable or payable under government contracts are based on three TRICARE contracts in five regions which include both amounts billed ($17.4 million and $1.2 million of net receivables at December 31, 2001 and 2000, respectively) and estimates for amounts to be received under cost and performance incentive provisions, price adjustments and change orders for services not originally specified in the contracts. Such estimates are determined based on information available as well as historical performance and collection of which could extend for periods beyond a year. Differences, which may be material, between the amounts estimated and final amounts collected are recorded in the period when determined.

        In December 2000, our subsidiary, Health Net Federal Services, Inc., and the Department of Defense agreed to a settlement of approximately $389 million for outstanding receivables related to our three TRICARE contracts and for the completed contract for the CHAMPUS Reform Initiative. Approximately $60 million of the settlement amount was received in December 2000. The remaining settlement amount was received on January 5, 2001.

        Additionally, the reserves for claims and other settlements include approximately $224.0 million and $205.3 million relating to health care services provided under these contracts as of December 31, 2001 and 2000, respectively.

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

        Effective January 1, 1999, we adopted Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and changed our method of accounting for the costs of internally developed computer software. The change involved capitalizing certain consulting costs, payroll and payroll related costs for employees related to computer software developed for internal use and subsequently amortizing such costs over a three to five year period. The Company had previously expensed such costs.

        Expenditures for maintenance and repairs are expensed as incurred. Major improvements which increase the estimated useful life of an asset are capitalized. Upon the sale or retirement of assets, the recorded cost and the related accumulated depreciation are removed from the accounts, and any gain or loss on disposal is reflected in operations.

        During 2001, we recorded impairment charges of $27.9 million for certain information technology-related assets (see Note 14).

Goodwill and Other Intangible Assets

        Goodwill and other intangible assets arise primarily as a result of various business acquisitions and consist of identifiable intangible assets acquired and the excess of the cost of the acquisitions over the tangible and intangible assets acquired and liabilities assumed (goodwill). Identifiable intangible assets consist of the value of employer group contracts, provider networks and non-compete agreements. Goodwill and other intangible assets are amortized using the straight-line method over the estimated lives of the related assets listed below. In accordance with Accounting Principles Board (APB) Opinion No. 17, we periodically evaluate these estimated lives to determine if events and circumstances warrant revised periods of amortization. We further evaluate the carrying value of our goodwill and other intangible assets based on estimated fair value or undiscounted operating cash flows whenever significant events or changes occur which might impair recovery of recorded costs. Fully amortized goodwill and other intangible assets and the related accumulated amortization are removed from the accounts.

        Impairment is measured in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" and is based on whether the asset will be held and used or held for disposal. An impairment loss on assets to be held and used is measured as the amount by which the carrying amount exceeds the fair value of the asset. Fair value of assets held for disposal would additionally be reduced by costs to sell the asset. For the purposes of analyzing impairment, assets, including goodwill, are grouped at the lowest level for which there are identifiable independent cash flows, which is generally at the operating subsidiary level. Estimates of fair value are determined using various techniques depending on the event that indicated potential impairment. Impairment charges for goodwill in 1999 amounted to $4.7 million (see Note 14).

        Goodwill and other intangible assets consisted of the following as of December 31, 2001:

(Amounts in thousands)	Cost	Accumulated Amortization	Net Balance	Amortization Period
Goodwill	$974,103	$209,722	$764,381	9-40 years
Provider network	35,726	14,239	21,487	14-40 years
Employer group contracts	92,900	85,174	7,726	11-23 years
Other	29,031	20,811	8,220	5-7 years

Total	$1,131,760	$329,946	$801,814

        Goodwill and other intangible assets consisted of the following as of December 31, 2000:

(Amounts in thousands)	Cost	Accumulated Amortization	Net Balance	Amortization Period
Goodwill	$972,707	$181,509	$791,198	9-40 years
Provider network	69,466	18,992	50,474	14-40 years
Employer group contracts	92,900	77,024	15,876	11-23 years
Other	27,002	21,131	5,871	5-7 years

Total	$1,162,075	$298,656	$863,419

Change in Accounting Principle

        Effective January 1, 1999, we adopted Statement of Position 98-5 "Reporting on the Costs of Start-up Activities" and changed our method of accounting for start-up and organization costs. The change involved expensing these costs as incurred, rather than our previous accounting principle of capitalizing and subsequently amortizing such costs.

        The change in accounting principle resulted in the write-off of the costs capitalized as of January 1, 1999. The cumulative effect of the write-off was $5.4 million (net of tax benefit of $3.7 million) and has been expensed and reflected in the consolidated statement of operations for the year ended December 31, 1999.

Concentrations of Credit Risk

        Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, investments and premiums receivable. All cash equivalents and investments are managed within established guidelines which limit the amounts which may be invested with one issuer. Concentrations of credit risk with respect to premiums receivable are limited due to the large number of payers comprising our customer base. Our 10 largest employer groups accounted for 57%, 36% and 32% of premiums receivable and 15%, 16% and 15% of premium revenue as of December 31, 2001, 2000 and 1999, respectively, and for the years then ended.

Earnings Per Share

        Basic earnings per share (EPS) is computed by dividing net income by the weighted average number of shares of common stock outstanding during the periods presented. Diluted EPS is based upon the weighted average shares of common stock and dilutive common stock equivalents (stock options) outstanding during the periods presented.

        Common stock equivalents arising from dilutive stock options are computed using the treasury stock method; in 2001, 2000, and 1999, this amounted to 1,994,000, 982,000 and 54,000 shares, respectively.

        Options to purchase an aggregate of 6.5 million, 4.6 million and 11.4 million shares of common stock were considered anti-dilutive during 2001, 2000 and 1999, respectively, and were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common stock for each respective period. These options expire through December 2011 (see Note 7).

Fair Value of Financial Instruments

        The estimated fair value amounts of cash equivalents, investments available for sale, trade accounts and notes receivable and notes payable approximate their carrying amounts in the financial statements and have been determined by us using available market information and appropriate valuation methodologies. The carrying amounts of cash equivalents approximate fair value due to the short maturity of those instruments. The fair values of investments are estimated based on quoted market prices and dealer quotes for similar investments. The fair value of notes payable is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to us for debt with the same remaining maturities. The carrying value of long-term notes receivable, non-marketable securities and revolving credit facilities approximate the fair value of such financial instruments. The carrying value of the senior notes payable was $398.7 million and the fair value was $415 million as of December 31, 2001. Considerable judgment is required to develop estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts we could have realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

        The fair value estimates are based on pertinent information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and therefore, current estimates of fair value may differ significantly.

        In June 1998, the Financial Accounting Standards Board (FASB) issued, then subsequently amended, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133, as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards requiring that all derivatives be recorded in the balance sheet as either an asset or liability measured at fair value and that changes in fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. We adopted SFAS No. 133, as amended, effective January 1, 2001. The adoption of SFAS No. 133 had no effect on our consolidated financial position or results of operations.

Stock-Based Compensation

        SFAS No. 123 "Accounting for Stock-Based Compensation" (SFAS 123), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. As permitted under SFAS 123, we have elected to continue accounting for stock-based compensation under the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, compensation cost for stock options is measured at the date of grant as the excess, if any, of the quoted market price of our stock over the exercise price of the option (see Note 7).

Comprehensive Income

        SFAS No. 130 "Reporting Comprehensive Income" establishes standards for reporting and presenting comprehensive income and its components. Comprehensive income includes all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income and net unrealized appreciation (depreciation), after tax, on investments available for sale. Reclassification adjustments for net gains (losses) realized, net of tax, in net income were $0.8 million, $(0.04) million and $0.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Recently Issued Accounting Pronouncements

        In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and some provisions of Accounting Principles Board (APB) Opinion 30. SFAS No. 144 sets new criteria for determining when an asset can be classified as held-for-sale as well as modifying the financial statement presentation requirements of operating losses from discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We do not expect the adoption of SFAS No. 144 to have a material effect on our consolidated financial position or results of operations.

        In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" (SFAS No. 143). SFAS No. 143 provides accounting standards for closure or removal-type costs similar to the costs of nuclear decommissioning, but it applies to other industries and assets as well. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, however, earlier application is encouraged. We do not expect the adoption of SFAS No. 143 to have a material effect on our consolidated financial position or results of operations.

        In July 2001, the FASB issued two new pronouncements: SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 is effective as follows: a) use of the pooling-of-interest method is prohibited for business combinations initiated after June 30, 2001; and b) the provisions of SFAS No. 141 also apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001 (that is, the date of the acquisition is July 2001 or later). There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. We are currently evaluating the provisions of SFAS No. 142. SFAS No. 142 requires amortization of goodwill to cease effective January 1, 2002. In 2002, we expect amortization expense to decrease by approximately $25 million from the 2001 level of $37.6 million due to the adoption of SFAS No. 142. The adoption of SFAS No. 141 has had no material effect on our consolidated financial position or results of operations.

Taxes Based on Premiums

        We provide services in certain states which require premium taxes to be paid by us based on membership or billed premiums. These taxes are paid in lieu of or in addition to state income taxes and totaled $12.3 million in 2001, $9.9 million in 2000 and $11.7 million in 1999. These amounts are recorded in selling, general and administrative expenses on our consolidated statements of operations.

Income Taxes

        We record deferred tax assets and liabilities based on differences between the book and tax bases of assets and liabilities. The deferred tax assets and liabilities are calculated by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse (see Note 10).

NOTE 3—ACQUISITIONS AND DISPOSITIONS

        The following summarizes acquisitions, strategic investments, and dispositions made by us during the three years ended December 31, 2001.

2001 Transactions

        Effective August 1, 2001, we sold our Florida health plan, known as Foundation Health, a Florida Health Plan, Inc., to Florida Health Plan Holdings II, L.L.C. In connection with the sale, we received approximately $49 million which consists of $23 million in cash and approximately $26 million in a secured six-year note bearing eight percent interest per annum. We also sold the corporate facility building used by our Florida health plan to DGE Properties, LLC for $15 million, payable by a secured five-year note bearing eight percent interest per annum. We estimated and recorded a $76.1 million pretax loss on the sales of our Florida health plan and the related corporate facility building during the second quarter ended June 30, 2001. As part of the Florida sale agreement and certain reinsurance and indemnification obligations of the Company, there will be a true up process that will take place during 2002 that could result in additional loss or gain which was not able to be estimated as of December 31, 2001.

        The Florida health plan, excluding the $76.1 million loss on sale, had premium revenues of $339.7 million and a net loss of $11.5 million for the seven months through the disposition date that are included in our results for the year ended December 31, 2001. The effect of the suspension of the depreciation on the corporate facility building was immaterial for the year ended December 31, 2001. At the date of sale, the Florida health plan had $41.5 million in net equity.

2000 Transactions

        We sold a property in California and received cash proceeds of $3.5 million and recognized a gain of $1.1 million, before taxes.

        As discussed in the "1999 TRANSACTIONS," we completed the sale of our HMO operations in Washington. As part of the final sales true-up adjustment, we recorded a loss on the sale of our Washington HMO operations of $1.5 million, before taxes, during 2000.

        In 1995, we entered into a five year tax retention operating lease for the construction of various health care centers and a corporate facility. Upon expiration in May 2000, the lease was extended for four months through September 2000 whereupon we settled our obligations under the agreement and purchased the leased properties which were comprised of three rental health care centers and a corporate facility for $35.4 million. The health care centers are held as investment rental properties and are included in other noncurrent assets. The corporate facility building used by our Florida health plan was sold to DGE Properties LLC concurrent with the sale of our Florida health plan. The buildings are being depreciated over a remaining useful life of 35 years.

        Throughout 2000 and 2001, we have provided funding in the amount of approximately $10.0 million in exchange for preferred stock in MedUnite, Inc., an independent company, funded and organized by seven major managed health care companies. MedUnite, Inc. is designed to provide online internet provider connectivity services including eligibility information, referrals, authorizations, claims submission and payment. The funded amounts are included in other noncurrent assets.

        During 2000, we secured an exclusive e-business connectivity services contract from the Connecticut State Medical Society IPA, Inc. (CSMS-IPA) for $15.0 million. CSMS-IPA is an association of medical doctors providing health care primarily in Connecticut. The amounts paid to CSMS-IPA for this agreement are included in other noncurrent assets. During 2001, we continued to develop this service capability.

1999 Transactions

        In connection with its planned divestiture of non-core operations, we completed the sale of certain of our non-affiliate pharmacy benefits management operations for net cash proceeds of $65.0 million and recognized a net gain of $60.6 million. In addition, we also completed the sale of our HMO operations in Utah, Washington, New Mexico, Louisiana, Texas and Oklahoma, as well as the sale of our two hospitals, a third-party administrator subsidiary and a PPO network subsidiary. For these businesses, we received an aggregate of $60.5 million in net cash proceeds, $12.2 million in notes receivable, $10.7 million in stocks and recognized a net loss of $9.1 million, before taxes. We also recorded a gain on sale of buildings of $6.8 million.

        In connection with the disposition of the HMO operations in Washington, we transferred the Medicaid and Basic Health Plan membership and retained the commercial membership under a reinsurance and administrative agreement. At the same time, we entered into definitive agreements with PacifiCare of Washington, Inc. and Premera Blue Cross to transition our commercial membership in Washington. The transition was completed as of June 30, 2000. We also entered into a definitive agreement with PacifiCare of Colorado, Inc. to transition our HMO membership in Colorado. The transition was completed as of June 30, 2000. These transfers did not have a material effect on the consolidated financial statements.

NOTE 4—INVESTMENTS

        As of December 31, the amortized cost, gross unrealized holding gains and losses and fair value of our available-for-sale investments were as follows:

	2001
(Amounts in thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Carrying Value
Asset-backed securities	$317,226	$2,469	$(796)	$318,899
U.S. government and agencies	245,260	2,399	(332)	247,327
Obligations of states and other political subdivisions	63,737	668	(290)	64,115
Corporate debt securities	211,988	1,366	(1,268)	212,086
Other securities	16,123	364	(2,354)	14,133

	$854,334	$7,266	$(5,040)	$856,560

	2000
(Amounts in thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Carrying Value
Asset-backed securities	$108,308	$564	$(148)	$108,724
U.S. government and agencies	122,340	868	(101)	123,107
Obligations of states and other political subdivisions	125,630	688	(93)	126,225
Corporate debt securities	91,339	571	(3,216)	88,694
Other securities	44,201	120	(4,169)	40,152

	$491,818	$2,811	$(7,727)	$486,902

        As of December 31, 2001, the contractual maturities of our available-for-sale investments were as follows:

(Amounts in thousands)	Cost	Estimated Fair Value
Due in one year or less	$66,408	$67,081
Due after one year through five years	314,909	317,892
Due after five years through ten years	265,667	265,692
Due after ten years	198,336	199,509
Equity securities (no maturity)	9,014	6,386

Total available for sale	$854,334	$856,560

        Proceeds from sales and maturities of investments available for sale during 2001 were $833.5 million, resulting in realized gains and losses of $3.8 million and $2.4 million, respectively. Proceeds from sales and maturities of investments available for sale during 2000 were $304.5 million, resulting in realized gains and losses of $.04 million and $.1 million, respectively. Proceeds from sales and maturities of investments available for sale during 1999 were $642.2 million, resulting in realized gains and losses of $.7 million and $.1 million, respectively.

NOTE 5—PROPERTY AND EQUIPMENT

        Property and equipment comprised the following as of December 31:

(Amounts in thousands)	2001	2000
Land	$15,100	$20,700
Internal use software under development	14,315	2,082
Buildings and improvements	91,409	126,702
Furniture, equipment and software	511,090	541,654

	631,914	691,138
Less accumulated depreciation	378,851	395,129

	$253,063	$296,009

NOTE 6—FINANCING ARRANGEMENTS

        Senior notes payable, revolving credit facility and capital leases and other financing arrangements comprised the following as of December 31:

(Amounts in thousands)	2001	2000
Senior notes payable—noncurrent	$398,678	$—

Revolving credit facility, unsecured	195,000	766,450
Capital leases	578	49

Total credit facility and capital leases	195,578	766,499
Less credit facility and capital leases—current portion	396	49

Credit facility and capital leases—noncurrent portion	$195,182	$766,450

        The weighted average annual interest rate on our financing arrangements was approximately 7.1%, 7.9% and 6.8% for the years ended December 31, 2001, 2000 and 1999, respectively.

Senior Notes Payable

        On April 12, 2001, we completed our offering of $400 million aggregate principal amount of 8.375 percent Senior Notes due in April 2011 at a discount of $1.4 million. The proceeds, net of discount and other issuance costs, of $395.1 million from the Senior Notes were used to repay outstanding borrowings under our then-existing revolving credit facility. Effective October 4, 2001, we completed an exchange offer for the Senior Notes in which the outstanding Senior Notes were exchanged for an equal aggregate principal amount of new 8.375 percent Senior Notes due 2011 that have been registered under the Securities Act of 1933, as amended.

Revolving Credit Facility

        On June 28, 2001, we entered into credit agreements for two new revolving syndicated credit facilities with Bank of America, N.A. as administrative agent, that replaced our previous credit facility. The new facilities, providing for an aggregate of $700 million in borrowings, consist of a $175 million 364-day revolving credit facility and a $525 million five-year revolving credit and competitive advance facility. The 364-day credit facility expires on June 27, 2002. We must repay all borrowings under the 364-day credit facility by June 27, 2004. The five-year credit facility expires in June 2006, and we must repay all borrowings under the five-year credit facility by June 28, 2006. The five-year credit facility may be extended at our request under certain circumstances for up to two twelve-month periods. Swingline loans under the five-year credit facility are subject to repayment within seven days. Committed loans under the credit facilities bear interest at a rate equal to either (1) the greater of the federal funds rate plus 0.5% and the applicable prime rate or (2) LIBOR plus a margin that depends on our senior unsecured credit rating. Loans obtained through the bidding process bear interest at a rate determined in the bidding process. Swing-line loans under the five-year credit facility bear interest equal to, at our option, either a base rate plus a margin that depends on our senior unsecured credit rating or a rate quoted to us by the swingline lender. The credit agreements provide for acceleration of repayment of indebtedness under the credit facilities upon the occurrence of customary events of default such as failing to pay any principal or interest when due; providing materially incorrect representations; failing to observe any covenant or condition; judgments against us involving in the aggregate a liability of $25 million or more that is not covered by insurance; our non-compliance with any material terms of HMO or insurance regulations pertaining to fiscal soundness, solvency or financial condition; the occurrence of specified adverse events in connection with any employee pension benefit plan of ours; our failure to comply with the terms of other indebtedness with an aggregate amount exceeding $40 million such that the other indebtedness can be or is accelerated; or a change in control. The $195.0 million outstanding as of December 31, 2001 under the credit facilities is under the five-year facility. The maximum amount outstanding under the new facilities during 2001 was $280 million and the maximum commitment level is $700 million as of December 31, 2001. The credit agreements contain negative covenants, including financial covenants that impose restrictions on our operations and other covenants, including, among other things, limitations on incurrence of indebtedness by subsidiaries of Health Net, Inc. As of December 31, 2001, we were in compliance with the covenants of the credit facilities.

        The previous credit facility for $1.5 billion was established in July 1997 with Bank of America (as Administrative Agent for the Lenders thereto, as amended in April, July, and November 1998, March 1999, and September 2000 (the Amendments). At our election, and subject to customary covenants, loans were initiated on a bid or committed basis and carried interest at offshore or domestic rates, at the applicable LIBOR Rate plus margin or the bank reference rate. Actual rates on borrowings under the credit facility varied, based on competitive bids and our unsecured credit rating at the time of the borrowing. The maximum amount outstanding under the previous credit facility during 2001 was $766 million.

        Scheduled principal repayments on the senior notes payable and capital leases for the next five years are as follows (amounts in thousands):

Contractual Cash Obligations	Total	2002	2003	2004	2005	2006	Thereafter
Five-year revolving credit facility	$195,000					$195,000
Senior notes	400,000						$400,000
Capital leases	578	$396	$182

NOTE 7—STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

        We have various stock option plans which cover certain employees, officers and non-employee directors, and an employee stock purchase plan under which substantially all of our full-time employees are eligible to participate. The stockholders have approved these plans except for the 1998 Stock Option Plan which was adopted by our Board of Directors.

        Under our various employee stock option plans and our non-employee director stock option plan, we grant options at prices at or above the fair market value of the stock on the date of grant. The options carry a maximum term of up to 10 years and in general vest ratably over three to five years, except for certain option grants under the 1997 and 1998 plans where vesting is accelerated by virtue of attaining a target closing market price of $25 per share for 20 consecutive trading days. We have reserved a total of 20.9 million shares of our Class A Common Stock for issuance under the stock option plans.

        Under our Employee Stock Purchase Plan, we provide employees with the opportunity to purchase stock through payroll deductions. Eligible employees may purchase on a monthly basis our Class A Common Stock at 85% of the lower of the market price on either the first or last day of each month.

        Stock option activity and weighted average exercise prices for the years ended December 31 are presented below:

	2001		2000		1999
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at January 1	12,219,782	$17.83	12,284,417	$20.47	13,418,473	$20.87
Granted	5,439,036	22.79	3,932,353	9.54	785,549	12.62
Exercised	(820,247)	11.52	(314,384)	17.73	(5,000)	14.50
Canceled	(3,732,387)	25.05	(3,682,604)	17.86	(1,914,605)	19.93

Outstanding at December 31	13,106,184	$18.25	12,219,782	$17.83	12,284,417	$20.47

Exercisable at December 31	3,364,436		4,890,364		4,824,708

        The following table summarizes the weighted average exercise price and weighted average remaining contractual life for significant option groups outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$6.69 – $9.88	2,653,397	6.18	$9.04	468,016	$9.06
9.94 – 12.94	3,269,280	3.14	12.82	689,615	12.53
13.06 – 22.88	1,101,912	6.95	17.88	579,266	16.60
23.02	4,452,956	8.49	23.02	—	—
23.75 – 36.25	1,628,639	5.40	31.37	1,627,539	31.37

$6.69 – $36.25	13,106,184	6.18	$18.25	3,364,436	$21.86

        The weighted average fair value for options granted during 2001, 2000 and 1999 was $9.14, $5.18 and $6.10, respectively. The fair values were estimated using the Black-Scholes option-pricing model. The following weighted average assumptions were used in the fair value calculation for 2001, 2000 and 1999, respectively: (i) risk-free interest rate of 4.88%, 5.97% and 6.31%; (ii) expected option lives of 3.6 years, 4.2 years and 3.9 years; (iii) expected volatility for options of 55.9%, 63.7% and 55.7%; and (iv) no expected dividend yield.

        We apply APB Opinion No. 25 and related Interpretations in accounting for our plans. Accordingly, no compensation cost has been recognized for our stock option or employee stock purchase plans. Had compensation cost for our plans been determined based on the fair value at the grant dates of options and employee purchase rights consistent with the method of SFAS No. 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below for the years ended December 31 (amounts in thousands, except per share data):

		2001	2000	1999
Net income	As reported Pro forma	$86,529 67,394	$163,623 156,701	$142,365 132,043
Basic earnings per share	As reported Pro forma	0.70 0.55	1.34 1.28	1.16 1.08
Diluted earnings per share	As reported Pro forma	0.69 0.54	1.33 1.27	1.16 1.08

        As fair value criteria was not applied to option grants and employee purchase rights prior to 1995, and additional awards in future years are anticipated, the effects on net income and earnings per share in this pro forma disclosure may not be indicative of future amounts.

NOTE 8—CAPITAL STOCK

        We have two classes of Common Stock. Our Class B Common Stock has the same economic benefits as our Class A Common Stock but is non-voting. As of December 31, 2001, there were 123,685,000 shares of our Class A Common Stock outstanding and no shares of our Class B Common Stock outstanding.

Public Offering

        On May 15, 1996, we completed a public offering in which we sold 3,194,374 shares of Class A Common Stock and the California Wellness Foundation (CWF) sold 6,386,510 shares of Class A Common Stock (constituting 6,386,510 shares of Class B Common Stock which automatically converted into shares of Class A Common Stock upon the sale) for a per share purchase price to the public of $30.00 (the Offering). The proceeds received by us from the sale of the 3,194,374 shares of Class A Common Stock were approximately $92.4 million after deducting underwriting discounts and commissions and estimated expenses of the Offering payable by us. We used the net proceeds from the Offering to repurchase 3,194,374 shares of Class A Common Stock from certain Class A Stockholders. We repurchased these shares of Class A Common Stock from the Class A Stockholders at $30.00 per share less transaction costs associated with the Offering, amounting to $1.08 per share. All of these 3,194,374 shares of Class A Common Stock repurchased are currently held in treasury. We did not receive any of the proceeds from the sale of shares of Class A Common Stock in the Offering by the CWF.

        On June 27, 1997, we redeemed 4,550,000 shares of Class B Common Stock from the CWF at a price of $24.469 per share. We provided our consent to permit the CWF to sell 3,000,000 shares of Class B Common Stock to an unrelated third party in June of 1997 and the CWF had the right to sell an additional 450,000 shares of Class B Common Stock to unrelated third parties, which it did throughout August of 1997. On November 6, 1997, we also provided our consent to permit the CWF to sell 1,000,000 shares of Class B Common Stock to unrelated third parties. In addition, on June 1, 1998, we gave our consent to permit the CWF to sell (and on June 18, 1998, the CWF sold) 5,250,000 shares of Class B Common Stock to unrelated third parties. In 2000 and 1999, the CWF sold 2,138,000 and 2,909,600 shares of Class B Common Stock to unrelated third parties, respectively. As a result of such sale, the CWF no longer holds any shares of Class B Common Stock. Pursuant to our Certificate of Incorporation, all of such shares of Class B Common Stock sold automatically converted into shares of Class A Common Stock in the hands of such third parties.

Shareholder Rights Plan

        On May 20, 1996, our Board of Directors declared a dividend distribution of one right (a Right) for each outstanding share of our Class A Common Stock and Class B Common Stock (collectively, the Common Stock), to stockholders of record at the close of business on July 31, 1996 (the Record Date). Our Board of Directors also authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the earliest of the "Distribution Date," the Rights separate from the Common Stock under the circumstances described below and in accordance with the provisions of the Rights Agreement, as defined below, the redemption of the Rights, and the expiration of the Rights and in certain other circumstances. Rights will attach to all Common Stock certificates representing shares then outstanding and no separate Rights Certificates will be distributed. Subject to certain exceptions contained in the Rights Agreement (as amended), the Rights will separate from the Common Stock following any person, together with its affiliates and associates (an Acquiring Person), becoming the beneficial owner of 15% or more of the outstanding Class A Common Stock, the commencement of a tender or exchange offer that would result in any person, together with its affiliates and associates, becoming the beneficial owner of 15% or more of the outstanding Class A Common Stock or the determination by the Board of Directors that a person, together with its affiliates and associates, has become the beneficial owner of 10% or more of the Class A Common Stock and that such person is an "Adverse Person," as defined in the Rights Agreement.

        The Rights will first become exercisable on the Distribution Date and will expire on July 31, 2006, unless earlier redeemed by us as described below. Except as set forth below and subject to adjustment as provided in the Rights Agreement, each Right entitles its registered holder, upon the occurrence of a Distribution Date, to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock, at a price of $170.00 per one-thousandth share.

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

        In addition and subject to certain exceptions contained in the Rights Agreement, in the event that we are acquired in a merger or other business combination in which the Class A Common Stock does not remain outstanding or is changed or 50% of our assets or earning power is sold or otherwise transferred to any other person, the Rights will "flip-over" and entitle each holder of a Right, other than an Acquiring Person or an Adverse Person, to purchase, upon exercise at the then-current exercise price of such Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times such exercise price.

        We may redeem the rights until the earlier of 10 days following the date that any person becomes the beneficial owner of 15% or more of the outstanding Class A Common Stock and the date the Rights expire at a price of $.01 per Right.

        In connection with the FHS Combination, we entered into Amendment No. 1 to the Rights Agreement to exempt the FHS Combination and related transactions from triggering the separation of the Rights. In addition, the amendment modified certain terms of the Rights Agreement applicable to the determination of certain "Adverse Persons," which modifications became effective upon consummation of the FHS Combination.

        In 2001, we entered into Amendment No. 2 to the Rights Agreement. The amendment provides that certain passive institutional investors that beneficially own less than 17.5% of the outstanding shares of our common stock shall not be deemed to be "Acquiring Persons," as defined in the Rights Agreement. The amendment also provides, among other things, for the appointment of Computershare Investor Services, L.L.C. as the Rights Agent.

NOTE 9—EMPLOYEE BENEFIT PLANS

Defined Contribution Retirement Plans

        We and certain of our subsidiaries sponsor defined contribution retirement plans intended to qualify under Section 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code). Participation in the plans is available to substantially all employees who meet certain eligibility requirements and elect to participate. Employees may contribute up to the maximum limits allowed by Sections 401(k) and 415 of the Code, with Company contributions based on matching or other formulas. Our expense under these plans totaled $8.4 million, $8.6 million and $7.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Deferred Compensation Plans

        Effective May 1, 1998, we adopted a deferred compensation plan pursuant to which certain management and highly compensated employees are eligible to defer between 5% and 50% of their regular compensation and between 5% and 100% of their bonuses, and non-employee Board members are eligible to defer up to 100% of their directors compensation. The compensation deferred under this plan is credited with earnings or losses measured by the mirrored rate of return on investments elected by plan participants. Each plan participant is fully vested in all deferred compensation and earnings credited to his or her account. As of December 31, 2001, the employee deferrals were invested through a trust.

        Prior to May 1997, certain members of management, highly compensated employees and non-employee Board members were permitted to defer payment of up to 90% of their compensation under a prior deferred compensation plan (the Prior Plan). The Prior Plan was frozen in May 1997 at which time each participant's account was credited with three times the 1996 Company match (or a lesser amount for certain participants) and each participant became 100% vested in all such contributions. The current provisions with respect to the form and timing of payments under the Prior Plan remain unchanged. As of December 31, 2001 and 2000, the liability under these plans amounted to $23.1 million and $21.6 million, respectively. Our expense under these plans totaled $2.3 million, $2.8 million and $1.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Pension and Other Postretirement Benefit Plans

        Retirement Plans—We have two unfunded non-qualified defined benefit pension plans, a Supplemental Executive Retirement Plan (adopted in 1996) and a Directors' Retirement Plan (collectively, the HSI SERPs). These plans cover key executives, as selected by the Board of Directors, and non-employee directors. Benefits under the plans are based on years of service and level of compensation.

        Postretirement Health and Life Plans—Certain of our subsidiaries sponsor postretirement defined benefit health care plans that provide postretirement medical benefits to directors, key executives, employees and dependents who meet certain eligibility requirements. Under these plans, we pay a percentage of the costs of medical, dental and vision benefits during retirement. The plans include certain cost-sharing features such as deductibles, co-insurance and maximum annual benefit amounts which vary based principally on years of credited service.

        On December 31, 1998, we adopted SFAS No. 132 "Employers' Disclosures about Pension and Other Postretirement Benefits" (SFAS No. 132), which revises and standardizes employers' disclosures about pension and other postretirement benefit plans. We have chosen to disclose the information required by SFAS No. 132 by aggregating retirement plans into the "Pension Benefits" category and postretirement plans into the "Other Benefits" category.

        The following table sets forth the plans' funded status and amounts recognized in our financial statements:

	Pension Benefits		Other Benefits
	2001	2000	2001	2000
	(Amounts in thousands)
Change in benefit obligation:
Benefit obligation, beginning of year	$14,174	$12,287	$6,446	$5,506
Service cost	1,132	1,174	221	595
Interest cost	1,031	972	331	388
Plan amendments	—	—	(1,626)	—
Benefits paid	(725)	(967)	(161)	(95)
Actuarial loss (gain)	1,368	708	(2)	52

Projected benefit obligation, end of year	$16,980	$14,174	$5,209	$6,446

Change in fair value of plan assets:
Plan assets, beginning of year	$—	$—	$—	$—
Employer contribution	725	967	161	95
Benefits paid	(725)	(967)	(161)	(95)

Plan assets, end of year	$—	$—	$—	$—

Funded status of plans	$(16,980)	$(14,174)	$(5,209)	$(6,446)
Unrecognized prior service cost	4,040	4,499	315	(204)
Unrecognized gain	(956)	(2,465)	(1,345)	(1,511)

Net amount recognized as accrued benefit liability	$(13,896)	$(12,140)	$(6,239)	$(8,161)

        We have multiple postretirement medical benefit plans. The Health Net plan is non-contributory for employees retired prior to December 1, 1995 who have attained the age of 62; employees retiring after December 1, 1995 who have attained age 62 contribute from 25% to 100% of the cost of coverage depending upon years of service. We have two other benefit plans that we have acquired as part of the acquisitions made in 1997. One of the plans is frozen and non-contributory, whereas the other plan is contributory by certain participants.

        The components of net periodic benefit costs for the years ended December 31, 2001, 2000 and 1999 are as follows:

	Pension Benefits			Other Benefits
	2001	2000	1999	2001	2000	1999
	(Amounts in thousands)
Service cost	$1,132	$1,174	$1,762	$221	$595	$603
Interest cost	1,031	972	989	331	388	324
Amortization of prior service cost	459	469	474	31	(6)	(6)
Amortization of unrecognized (gain) loss	(141)	(165)	103	(168)	(82)	(58)

	2,481	2,450	3,328	415	895	863
Subsidiary plan curtailment credit	—	—	—	(2,176)	—	—

Net periodic benefit expense (income)	$2,481	$2,450	$3,328	$(1,761)	$895	$863

        One of our subsidiaries recorded a curtailment gain of $2,176,000 during the year ended December 31, 2001 due to termination of certain benefits in accordance with plan amendments.

        The weighted average annual discount rate assumed was 7.0% and 7.50% for the years ended December 31, 2001 and 2000, respectively, for both pension plan benefit plans and other postretirement benefit plans. Weighted average compensation increases of between 2.0% to 6.0% for the years ended December 31, 2001 and 2000 were assumed for the pension benefit plans.

        For measurement purposes, depending upon the type of coverage offered, a 7.0% to 8.5% annual rate of increase in the per capita cost covered health care benefits was assumed for 2001, and 6.0% to 9.0% was assumed for 2000. These rates were assumed to decrease gradually to between 5.0% to 5.5% in 2008 for 2001 and to between 5.5% and 6.0% in 2007 for 2000.

        A one percentage point change in assumed health care cost trend rates would have the following effects for the year ended December 31, 2001:

	1-percentage point increase	1-percentage point decrease
	(Amounts in thousands)
Effect on total of service and interest cost	$87	$(70)
Effect on postretirement benefit obligation	$679	$(544)

        We have no minimum pension liability adjustment to be included in comprehensive income.

NOTE 10—INCOME TAXES

        Significant components of the provision for income taxes are as follows for the years ended December 31:

	2001	2000	1999
	(Amounts in thousands)
Current:
Federal	$583	$18,459	$29,080
State	16,254	10,349	(6,448)

Total current	16,837	28,808	22,632

Deferred:
Federal	42,618	64,644	52,419
State	(8,634)	5,672	21,175

Total deferred	33,984	70,316	73,594

Total provision for income taxes	$50,821	$99,124	$96,226

        A reconciliation of the statutory federal income tax rate and the effective income tax rate on income is as follows for the years ended December 31:

	2001	2000	1999
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local taxes, net of federal income tax effect	3.6	4.0	3.9
Tax exempt interest income	(1.1)	(0.9)	(1.1)
Goodwill amortization	6.0	3.3	3.4
Examination settlements	(7.2)	(2.3)	(1.9)
Other, net	0.7	(1.4)	0.1

Effective income tax rate	37.0%	37.7%	39.4%

        Significant components of our deferred tax assets and liabilities as of December 31 are as follows:

	2001	2000
	(Amounts in thousands)
DEFERRED TAX ASSETS:
Accrued liabilities	$48,556	$28,570
Insurance loss reserves and unearned premiums	4,953	4,627
Tax credit carryforwards	3,154	12,709
Accrued compensation and benefits	34,964	33,089
Net operating loss carryforwards	52,128	115,462
Other	10,391	8,687

Deferred tax assets before valuation allowance	154,146	203,144
Valuation allowance	(16,813)	(16,813)

Net deferred tax assets	$137,333	$186,331

DEFERRED TAX LIABILITIES:
Depreciable and amortizable property	$35,810	$53,214
Other	5,255	—

Deferred tax liabilities	$41,065	$53,214

        In 2001, 2000 and 1999, income tax benefits attributable to employee stock option transactions of $2.8 million, $0.5 million and $0, respectively, were allocated to stockholders' equity.

        As of December 31, 2001, we had federal and state net operating loss carryforwards of approximately $115.8 million and $232.5 million, respectively. The net operating loss carryforwards expire between 2002 and 2019. Limitations on utilization may apply to approximately $36.9 million and $80.7 million of the federal and state net operating loss carryforwards, respectively. Accordingly, valuation allowances have been provided to account for the potential limitations on utilization of these tax benefits. During the year ended December 31, 2000, the valuation allowance decreased by $30.3 million resulting from changes in realizability of an acquired subsidiary's deferred tax assets.

The tax benefit reduced associated goodwill. Of the remaining valuation allowance, $14.9 million will also be allocated to goodwill in the event certain deferred tax assets are realized.

NOTE 11—REGULATORY REQUIREMENTS

        All of our health plans as well as our insurance subsidiaries are required to periodically file financial statements with regulatory agencies in accordance with statutory accounting and reporting practices. Under the California Knox-Keene Health Care Service Plan Act of 1975, as amended, California plans must comply with certain minimum capital or tangible net equity requirements. Our non-California health plans, as well as our health and life insurance companies, must comply with their respective state's minimum regulatory capital requirements and, in certain cases, maintain minimum investment amounts for the restricted use of the regulators which, as of December 31, 2001 and 2000, totaled $5.9 million and $7.2 million, respectively. Short-term investments held by trustees or agencies pursuant to state regulatory requirements were $86.1 million and $89.5 million as of December 31, 2001 and 2000, respectively. Also, under certain government regulations, certain subsidiaries are required to maintain a current ratio of 1:1 and to meet other financial standards.

        As a result of the above requirements and other regulatory requirements, certain subsidiaries are subject to restrictions on their ability to make dividend payments, loans or other transfers of cash to us. Such restrictions, unless amended or waived, limit the use of any cash generated by these subsidiaries to pay our obligations. The maximum amount of dividends which can be paid by the insurance company subsidiaries to us without prior approval of the insurance departments is subject to restrictions relating to statutory surplus, statutory income and unassigned surplus. Management believes that as of December 31, 2001, all of our health plans and insurance subsidiaries met their respective regulatory requirements.

NOTE 12—COMMITMENTS AND CONTINGENCIES

Legal Proceedings

SUPERIOR NATIONAL INSURANCE GROUP, INC.

        We and our former wholly-owned subsidiary, Foundation Health Corporation (FHC), which merged into Health Net, Inc. in January 2001, were named in an adversary proceeding, Superior National Insurance Group, Inc. v. Foundation Health Corporation, Foundation Health Systems, Inc. and Milliman & Robertson, Inc. (M&R), filed on Apri1 28, 2000, in the United States Bankruptcy Court for the Central District of California, case number SV00-14099GM. The lawsuit relates to the 1998 sale of Business Insurance Group, Inc. (BIG), a holding company of workers' compensation companies operating primarily in California, by FHC to Superior National Insurance Group, Inc. (Superior).

        On March 3, 2000, the California Department of Insurance seized BIG and Superior's other California insurance subsidiaries. On April 26, 2000, Superior filed for bankruptcy. Two days later, Superior filed its lawsuit against us, FHC and M&R. Superior alleges in the lawsuit that:

  •
  the BIG transaction was a fraudulent transfer under federal and California bankruptcy laws in that Superior did not receive reasonably equivalent value for the $285 million in consideration paid for BIG;

  •
  we, FHC and M&R defrauded Superior by making misstatements as to the adequacy of BIG's reserves;

  •
  Superior is entitled to rescind its purchase of BIG;

  •
  Superior is entitled to indemnification for losses it allegedly incurred in connection with the BIG transaction;

  •
  FHC breached the Stock Purchase Agreement; and

  •
  we and FHC were guilty of California securities laws violations in connection with the sale of BIG.

        Superior seeks $300 million in compensatory damages, unspecified punitive damages and the costs of the action, including attorneys' fees.

        On August 1, 2000, a motion filed by us and FHC to remove the lawsuit from the jurisdiction of the Bankruptcy Court to the United States District Court for the Central District of California was granted. The lawsuit is now pending in the District Court under case number SACV00-0658 GLT. The parties are currently engaged in discovery.

        We intend to defend ourselves vigorously in this litigation. Based in part on advice from our litigation counsel and upon information presently available, we are of the opinion that the final outcome of all such proceedings should not have a material effect upon our results of operations or financial condition.

FPA MEDICAL MANAGEMENT, INC.

        Since May 1998, several complaints have been filed in federal and state courts seeking an unspecified amount of damages on behalf of an alleged class of persons who purchased shares of common stock, convertible subordinated debentures and options to purchase common stock of FPA Medical Management, Inc. (FPA) at various times between February 3, 1997 and May 15, 1998. The complaints name as defendants FPA, certain of FPA's auditors, us and certain of our former officers. The complaints allege that we and such former officers violated federal and state securities laws by misrepresenting and failing to disclose certain information about a 1996 transaction between us and FPA, about FPA's business and about our 1997 sale of FPA common stock held by us. All claims against our former officers were voluntarily dismissed from the consolidated class actions in both federal and state court. In early 2000, we filed a motion to dismiss all claims asserted against us in the consolidated federal class actions but have not formally responded to the other complaints. That motion has been withdrawn without prejudice and the consolidated federal class actions have been stayed pending resolution of matters in a related case in which we are not a party. We intend to vigorously defend the actions.

Based in part on advice from our litigation counsel and upon information presently available, we are of the opinion that the final outcome of all such proceedings should not have a material effect upon our results of operations or financial condition.

STATE OF CONNECTICUT V. PHYSICIANS HEALTH SERVICES, INC.

        Physicians Health Services, Inc. (PHS), a subsidiary of ours, was sued on December 14, 1999 in the United States District Court in Connecticut by the Attorney General of Connecticut, Richard Blumenthal, acting on behalf of a group of state residents. The lawsuit was premised on ERISA, and alleged that PHS violated its duties under ERISA by managing its prescription drug formulary in a manner that served its own financial interest rather than those of plan beneficiaries. The suit sought to have PHS revamp its formulary system, and to provide patients with written denial notices and instructions on how to appeal. PHS filed a motion to dismiss which asserted that the state residents the Attorney General purported to represent all received a prescription drug appropriate for their conditions and therefore suffered no injuries whatsoever, that his office lacked standing to bring the suit and that the allegations failed to state a claim under ERISA. On July 12, 2000, the court granted PHS' motion and dismissed the action. The State of Connecticut has appealed the dismissal and argument on the appeal was held before the United States Court of Appeals for the Second Circuit on May 1, 2001. We intend to vigorously defend the action. Based in part on advice from our litigation counsel and upon information presently available, we are of the opinion that the final outcome of all such proceedings should not have a material effect upon our results of operations or financial condition.

IN RE MANAGED CARE LITIGATION

        The Judicial Panel on Multidistrict Litigation has transferred various class action lawsuits against managed care companies, including us, to the United States District Court for the Southern District of Florida for coordinated or consolidated pretrial proceedings in In re Managed Care Litigation, MDL 1334. This proceeding is divided into two tracks, the subscriber track, which includes actions brought on behalf of health plan members, and the provider track, which includes suits brought on behalf of physicians. We intend to vigorously defend all actions in MDL 1334. Based in part on advice from our litigation counsel and upon information presently available, we are of the opinion that the final outcome of all such proceedings should not have a material effect upon our results of operations or financial condition.

Subscriber Track

        The subscriber track includes the following actions involving us: Pay v. Foundation Health Systems, Inc. (filed in the Southern District of Mississippi on November 22, 1999), Romero v.Foundation Health Systems, Inc. (filed in the Southern District of Florida on June 23, 2000, as an amendment to a suit filed in the Southern District of Mississippi), State of Connecticut v. Physicians Health Services of Connecticut, Inc. (filed in the District of Connecticut on September 7, 2000), and Albert v. CIGNA Healthcare of Connecticut, Inc., et al. (including Physicians Health Services of Connecticut, Inc. and Foundation Health Systems, Inc.) (filed in the District of Connecticut on September 7, 2000). The Pay and Romero actions seek certification of nationwide class actions, unspecified damages and injunctive relief, and allege that cost containment measures used by our health maintenance organizations, preferred provider organizations and point-of-service health plans violate provisions of the federal Racketeer Influenced and Corrupt Organizations Act (RICO) and the federal Employee Retirement Income Security Act (ERISA). The Albert suit also alleges violations of ERISA and seeks certification of a nationwide class and unspecified damages and injunctive relief. The State of Connecticut action asserts claims against our subsidiary, Physicians Health Services of Connecticut, Inc., and us that are similar, if not identical, to those asserted in the previous lawsuit that was dismissed, as discussed above, on July 12, 2000.

        We filed a motion to dismiss the lead subscriber track case, Romero v. Foundation Health Systems, Inc., and on June 12, 2001, the court entered an order dismissing all claims in that suit brought against us with leave for the plaintiffs to re-file an amended complaint. On this same date, the court stayed discovery until after the court rules upon motions to dismiss the amended complaints and any motions to compel arbitration. On June 29, 2001, the plaintiffs in Romero filed a third amended class action complaint which re-alleges causes of action under RICO, ERISA, common law civil conspiracy and common law unjust enrichment. The third amended class action complaint seeks unspecified compensatory and treble damages and equitable relief. On July 24, 2001, the court heard oral argument on class certification issues. On August 13, 2001, we filed a motion to dismiss the third amended complaint in Romero.

        Based in part on advice from our litigation counsel and upon information presently available, we are of the opinion that the final outcome of all such proceedings should not have a material effect upon our results of operations or financial condition.

Provider Track

        The provider track includes the following actions involving us: Shane v. Humana, Inc., et al. (including Foundation Health Systems, Inc.) (filed in the Southern District of Florida on August 17, 2000, as an amendment to a suit filed in the Southern District of Mississippi), California Medical Association v. Blue Cross of California, Inc., PacifiCare Health Systems, Inc., PacifiCare Operations, Inc. and Foundation Health Systems, Inc. (filed in the Northern District of California in May 2000), Klay v. Prudential Ins. Co. of America, et al. (including Foundation Health Systems, Inc.) (filed in the Southern District of Florida on February 22, 2001, as an amendment to a case filed in the Northern District of California), Connecticut State Medical Society v. Physicians Health Services of Connecticut, Inc. (filed in Connecticut state court on

February 14, 2001), and Lynch v. Physicians Health Services of Connecticut, Inc. (filed in Connecticut state court on February 14, 2001).

        On August 17, 2000, a complaint was filed in the United States District Court for the Southern District of Florida in Shane, the lead provider track action in MDL 1334. The complaint seeks certification of a nationwide class action on behalf of physicians and alleges that the defendant managed care companies' methods of reimbursing physicians violate provisions of RICO, ERISA, certain federal regulations and various state laws. The action seeks unspecified damages and injunctive relief.

        On September 22, 2000, we filed a motion to dismiss or, in the alternative, to compel arbitration, in Shane. On December 11, 2000, the court granted in part and denied in part our motion to compel arbitration. Under the court's December arbitration order, plaintiff Dennis Breen, the single named plaintiff to allege a direct contractual relationship with us in the August complaint, was compelled to arbitrate his direct claims against us. We have filed an appeal in the United States Court of Appeals for the 11th Circuit seeking to overturn the portion of the district court's December ruling that did not order certain claims to arbitration. On April 26, 2001, the court modified its December arbitration order and is now retaining jurisdiction over certain direct claims of plaintiff Breen relating to a single contract. On March 2, 2001, the District Court for the Southern District of Florida issued an order in Shane granting the dismissal of certain claims with prejudice and the dismissal of certain other claims without prejudice, and denying the dismissal of certain claims.

        On March 26, 2001, a consolidated amended complaint was filed in Shane against managed care companies, including us. This consolidated complaint adds new plaintiffs, including Leonard Klay and the California Medical Association (who, as set forth below, had previously filed claims against the Company), and has, in addition to revising the pleadings of the original claims, added a claim under the California Business and Professions Code. On May 1, 2001, we filed a motion to compel arbitration in Shane of the claims of all individual plaintiffs that allege to have treated persons insured by us. On that same date, we filed a motion to dismiss this action. Preliminary discovery and briefing regarding the plaintiffs' motion for class certification has taken place. On May 7, 2001, the court heard oral argument on class certification issues in Shane. On May 9, 2001, the court entered a scheduling order permitting further discovery. On May 14, 2001, Health Net joined in a motion for stay of proceedings in Shane v. Humana, Inc., et al. (including Foundation Health Systems, Inc.) (00-1334-MD) in the United States District Court for the Southern District of Florida pending appeal in the 11th Circuit Court of Appeals. On June 17, 2001, the district court stayed discovery until after the district court rules upon motions to dismiss and motions to compel arbitration. This order staying discovery also applies to other actions transferred to the district court by the Judicial Panel on Multidistrict Litigation, namely California Medical Association v. Blue Cross of California, Inc. et al.; Klay v. Prudential Ins. Co. of America, et al.; Connecticut State Medical Society v. Physicians Health Services of Connecticut, Inc.; and Lynch v. Physicians Health Services of Connecticut, Inc. On June 25, 2001, the 11th Circuit Court of Appeals entered an order staying proceedings in the district court pending resolution of the appeals relating to the district court's ruling on motions to compel arbitration. The 11th Circuit heard oral argument on the arbitration issues on January 10, 2002.

        The CMA action alleges violations of RICO, certain federal regulations, and the California Business and Professions Code and seeks declaratory and injunctive relief, as well as costs and attorneys' fees. As set forth above, on March 26, 2001, the California Medical Association was named as an additional plaintiff in the consolidated amended complaint filed in the Shane action.

        The Klay suit is a purported class action allegedly brought on behalf of individual physicians in California who provided health care services to members of the defendants' health plans. The complaint alleges violations of RICO, ERISA, certain federal regulations, the California Business and Professions Code and certain state common law doctrines, and seeks declaratory and injunctive relief, and damages. As set forth above, on March 26, 2001, Leonard Klay was named as an additional plaintiff in the consolidated amended complaint filed in the Shane action.

        The CSMS case was originally brought in Connecticut state court against Physicians Health Services of Connecticut, Inc. (PHS-CT) alleging violations of the Connecticut Unfair Trade Practices Act. The complaint alleges that PHS-CT engaged in conduct that was designed to delay, deny, impede and reduce lawful reimbursement to physicians who rendered medically necessary health care services to PHS-CT health plan members. The complaint, which is similar to others filed against us and other managed care companies, seeks declaratory and injunctive relief. On March 13, 2001, the Company removed this action to federal court. Before this case was transferred to MDL 1334, the plaintiffs moved to remand the action to state court and the District Court of Connecticut consolidated this action and Lynch v. Physicians Health Services of Connecticut, Inc., along with similar actions against Aetna, CIGNA and Anthem, into one case entitled CSMS v. Aetna Health Plans of Southern New England, et al. PHS-CT has not yet responded to the complaint.

        The Lynch case was also originally filed in Connecticut state court. This case was purportedly brought on behalf of physician members of the Connecticut State Medical Society who provide health care services to PHS-CT health plan members pursuant to provider service contracts. The complaint alleges that PHS-CT engaged in improper, unfair and deceptive practices by denying, impeding and/or delaying lawful reimbursement to physicians. The complaint, similar to the complaint referred to above filed against PHS-CT on the same day by the Connecticut State Medical Society, seeks declaratory and injunctive relief and damages. On March 13, 2001, we removed this action to federal court. Before this case was transferred to MDL 1334, the plaintiffs moved to remand the action to state court and the District Court of Connecticut consolidated this action and CSMS v. Physicians Health Services of Connecticut,  Inc., along with similar actions against Aetna, CIGNA and Anthem, into one case entitled CSMS v. Aetna Health Plans of Southern New England, et al. PHS-CT has not yet responded to the complaint.

        As noted above, on June 17, 2001, the district court entered an order which applies to the Shane,CMA,Klay,CSMS and Lynch actions and stays discovery until after the court rules upon motions to dismiss and motions to compel arbitration.

        Based in part on advice from our litigation counsel and upon information presently available, we are of the opinion that the final outcome of all such proceedings should not have a material effect upon our results of operations or financial condition.

MISCELLANEOUS PROCEEDINGS

        We and certain of our subsidiaries are also parties to various other legal proceedings, many of which involve claims for coverage encountered in the ordinary course of our business. Based in part on advice from our litigation counsel and upon information presently available, we are of the opinion that the final outcome of all such proceedings should not have a material adverse effect upon our results of operations or financial condition.

Operating Leases and Other Commitments

        We lease administrative office space under various operating leases. Certain leases contain renewal options and rent escalation clauses.

        On September 30, 2000, Health Net of California, Inc. entered into an operating lease agreement to lease office space in Woodland Hills, California for substantially all of its operations. As of December 31, 2001, Health Net of California, Inc. completed its relocation into the new facilities. The new lease is for a term of 10 years. The total future minimum lease commitments under the lease are approximately $96.7 million.

        In February 1999, we entered into a long-term service agreement for 10 years with an external third party to receive mail order, network claims processing and other pharmacy benefit management services. Future minimum commitments are approximately $36 million and are included in the table below.

        In December 1998, we entered into a long-term services agreement with an external third party to provide call center operation services to our members for a period of 10 years. Future minimum commitments are approximately $43 million and are included in the table below.

        These leases and service agreements are cancelable with substantial penalties.

        Future minimum commitments for operating leases and service agreements as of December 31, 2001 are as follows:

(Amounts in thousands)
2002	$65,556
2003	59,813
2004	51,481
2005	35,647
2006	30,164
Thereafter	119,970

Total minimum commitments	$362,631

        Rent expense totaled $56.0 million, $49.8 million and $49.0 million in 2001, 2000 and 1999, respectively. Service expense totaled $17.4 million, $14.1 million and $11.1 million in 2001, 2000 and 1999, respectively.

NOTE 13—RELATED PARTIES

        One current director of the Company was a partner in a law firm which received legal fees totaling $0.4 million, $0.3 million, and $1.2 million, in 2001, 2000 and 1999, respectively. Such law firm is also an employer group of the Company from which the Company receives premium revenues at standard rates. This director retired from the law firm in 2000. One current director was an officer of IBM which the Company paid $7.0 million, $16.7 million, and $9.0 million for products and services in 2001, 2000 and 1999, respectively. This director retired from IBM in 2000. This director is also a director of a temporary staffing company which the Company paid $0, $1.9 million and $11.0 million in 2001, 2000 and 1999, respectively. Another current director is also a director of another temporary staffing company which the Company paid $11,000, $0 and $0 in 2001, 2000 and 1999, respectively.

        A director of the Company was paid $70,000 and $25,000 in consulting fees in 2000 and 1999, respectively, due to various services provided to the Company in connection with the closing of its operations in Pueblo, Colorado. In addition, as a result of a competitive bidding process, two of this director's law firm partners purchased a building from the Company in Pueblo, Colorado, for $405,000 in 1999. The director has no ownership in the building.

        A current executive officer of the Company is a director of two non-profit organizations which the Company paid annual dues of $50,000 in 2001.

        During 1998, three executive officers of the Company, in connection with their hire or relocation, received one-time loans from the Company aggregating $775,000 which ranged from $125,000 to $400,000 each. The loans accrue interest at the prime rate and each is payable upon demand by the Company in the event of a voluntary termination of employment of the respective officer or termination for cause. Of the loans made in 1998, $83,333, $283,333 and $283,334 were forgiven in 1999, 2000 and 2001, respectively. During 1999, three executive officers of the Company, in connection with their hire or relocation, received one-time loans from the Company aggregating $550,000 which ranged from $100,000 to $300,000 each. Two of the loans totaling $250,000 and a $60,000 portion of a third loan made during 1999 were forgiven by the Company in 2000. During 2001, two executive officers of the Company, in connection with their hire or relocation, received one-time loans from the Company aggregating $200,000. The loans accrue interest at the prime rate and each is payable upon demand by the Company in the event of a voluntary termination of employment of the respective officer or termination for cause.

        The principal and interest of the loans will be forgiven by the Company at varying times between one and five years after the date of hire or relocation of the respective officers. As of December 31, 2001, the aggregate outstanding principal balance of the four loans was $565,000.

NOTE 14—ASSET IMPAIRMENT AND RESTRUCTURING CHARGES

        The following sets forth the principal components of asset impairment and restructuring charges for the years ended December 31:

	2001	2000	1999
	(Amounts in millions)
Severance and benefit related costs	$43.3	$—	$17.2
Asset impairment costs	27.9	—	6.2
Real estate lease termination costs	5.1	—	0.8
Other costs	3.4	—	1.7

	79.7	—	25.9
Modifications to prior year restructuring plans	—	—	(14.2)

Total	$79.7	$—	$11.7

2001 Charges

        The following table summarizes the charges we recorded in 2001:

	2001 Activity
	2001 Charges	Cash Payments	Non-cash	Balance at December 31, 2001	Expected Future Cash Outlays
	(Amounts in millions)
Severance and benefit related costs	$43.3	$(20.5)	$—	$22.8	$22.8
Asset impairment costs	27.9	—	(27.9)	—	—
Real estate lease termination costs	5.1	(0.3)	—	4.8	4.8
Other costs	3.4	(0.4)	(2.3)	0.7	0.7

Total	$79.7	$(21.2)	$(30.2)	$28.3	$28.3

        As part of our ongoing selling, general and administrative expense reduction efforts, during the third quarter of 2001, we finalized a formal plan to reduce operating and administrative expenses for all business units within the Company (the 2001 Plan). In connection with the 2001 Plan, we decided on enterprise-wide staff reductions and consolidations of certain administrative, financial and technology functions. We recorded pretax restructuring charges of $79.7 million during the third quarter ended September 30, 2001 (2001 Charge). Of the total 2001 Charge, approximately $49.5 million will result in cash outlays. We plan to use cash flows from operations to fund these payments.

        Severance and Benefit Related Costs—During the third quarter ended September 30, 2001, we recorded severance and benefit related costs of $43.3 million related to enterprise-wide staff reductions, which costs were included in the 2001 Charge. These reductions include the elimination of approximately 1,517 positions throughout all functional groups, divisions and corporate offices within the Company. As of December 31, 2001, 916 positions were eliminated and $20.5 million of the severance and benefit related costs have been paid out. We expect the remaining balance to be paid during 2002. It is anticipated that the elimination of the remaining 601 positions will be completed by September 30, 2002.

        Asset Impairment Costs—Pursuant to Statement of Financial Accounting Standards (SFAS) No. 121, we evaluated the carrying value of certain long-lived assets that were affected by the 2001 Plan. The affected assets were primarily comprised of information technology systems and equipment, software development projects and leasehold improvements. We determined that the carrying value of these assets exceeded their estimated fair values. The fair values of these assets were determined based on market information available for similar assets. For certain of the assets, we determined that they had no continuing value to us due to our abandoning certain plans and projects in connection with our workforce reductions.

        Accordingly, we recorded asset impairment charges of $27.9 million consisting entirely of non-cash write-downs of equipment, building improvements and software application and development costs, which charges were included in the 2001 Charge. The carrying value of these assets was $9.0 million as of December 31, 2001.

        The asset impairment charges of $27.9 million consist of $10.8 million for write-downs of assets related to the consolidation of four data centers, including all computer platforms, networks and applications into a single processing facility at our Hazel Data Center; $16.3 million related to abandoned software applications and development projects resulting from the workforce reductions, migration of certain systems and investments to more robust technologies; and $0.8 million for write-downs of leasehold improvements (see Note 15 for segment information).

        RealEstate Lease Termination Costs—The 2001 Charge included charges of $5.1 million related to termination of lease obligations and non-cancelable lease costs for excess office space resulting from streamlined operations and consolidation efforts. The remainder of the termination obligations will be paid during 2002 and throughout the respective lease terms.

        Other Costs—The 2001 Charge included charges of $3.4 million related to costs associated with closing certain data center operations and systems and other activities which are expected to be completed and paid for in the first quarter of 2002.

        No changes to the 2001 Plan are expected.

1999 Charges

        The following table summarizes the 1999 charges by quarter and by type (amounts in millions):

				1999 and 2000 Activity
	1999 Charges	1999 Modifications to Estimate	Net 1999 Charges	Cash Payments	Non-Cash	Balance at December 31, 2000
Severance and benefit related costs	$18.5	$(1.3)	$17.2	$(17.2)	$—	$—
Asset impairment costs	6.2	—	6.2	—	(6.2)	—
Real estate lease termination costs	0.8	—	0.8	(0.8)	—	—
Other costs	1.8	(0.1)	1.7	(1.7)	—	—

Total	$27.3	$(1.4)	$25.9	$(19.7)	$(6.2)	$—

First Quarter 1999 Charge	$21.1	$(1.4)	$19.7	$(19.7)	$—	$—
Fourth Quarter 1999 Charge	6.2	—	6.2	—	(6.2)	—

Total	$27.3	$(1.4)	$25.9	$(19.7)	$(6.2)	$—

        During the fourth quarter of 1998, the Company initiated a formal plan to dispose of certain health plans of the Company's then Central Division included in the Company's Health Plan Services segment in accordance with its anticipated divestitures program. In this connection, the Company announced in 1999 its plan to close the Colorado regional processing center, terminate employees and transfer its operations to the Company's other administrative facilities. In addition, the Company also announced its plans to consolidate certain administrative functions in its Oregon and Washington health plan operations. During the year ended December 31, 1999, the Company recorded pretax charges for restructuring and other charges of $27.3 million (the 1999 Charges). After modifications of the 1999 Charges and prior restructuring plans, we recorded $11.7 million of pretax restructuring charges.

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

        Asset Impairment Costs—The 1999 Charges included asset impairment costs totaling $6.2 million in connection with pending dispositions of non-core businesses. These charges included a $4.7 million reduction in the net carrying value of the Company's Pittsburgh health plans to fair value. The Company also adjusted the carrying value of its subacute operations by $1.5 million to fair value. As of December 31, 2001, we no longer had any operations in Pittsburgh. The revenue and pretax income attributable to these operations were $14.4 million and $3.4 million, respectively, for the year ended December 31, 2001. Revenue and pretax income attributable to these operations were $59.7 million and $1.3 million, respectively, for the year ended December 31, 2000. The carrying value of these assets as of December 31, 2001 and 2000 was $17.3 million and $14.5 million, respectively.

        Real Estate Lease Termination and Other Costs—The 1999 Charges included $2.6 million related to termination of real estate obligations and other costs to close the Colorado regional processing center.

        The 1999 restructuring plan was completed as of December 31, 2000.

NOTE 15—SEGMENT INFORMATION

        SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131) establishes annual and interim reporting standards for an enterprise's reportable segments and related disclosures about its products, services, geographic areas and major customers. Under SFAS 131, reportable segments are to be defined on a basis consistent with reports used by management to assess performance and allocate resources. The Company's reportable segments are business units that offer different products to different classes of customers. The Company has two reportable segments: Health Plan Services and Government Contracts/Specialty Services. The Health Plan Services segment provides a comprehensive range of health care services offered through HMO, POS and PPO products. The Government Contracts/Specialty Services segment administers large, multi-year managed care government contracts and also offers behavioral, dental and vision services.

        The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies, except intersegment transactions are not eliminated.

        Presented below are segment data for the three years in the period ended December 31 (amounts in thousands):

2001	Health Plan Services	Government Contracts/ Specialty Services	Corporate and Other(i)	Total
Revenues from external sources	$8,292,602	$1,687,420	$—	$9,980,022
Intersegment revenues	—	107,128	(107,128)	—
Investment and other income	89,640	3,785	(8,987)	84,438
Interest expense	5,843	20	49,077	54,940
Depreciation and amortization	52,469	12,270	33,956	98,695
Asset impairment and restructuring charges	40,677	17,205	21,785	79,667
Loss on sale of businesses and properties	—	—	76,072	76,072
Segment profit (loss)	313,133	30,299	(206,082)	137,350
Segment assets	2,876,196	608,477	74,974	3,559,647
2000	Health Plan Services	Government Contracts/ Specialty Services	Corporate and Other(i)	Total
Revenues from external sources	$7,351,098	$1,623,158	$—	$8,974,256
Intersegment revenues	—	67,325	(67,325)	—
Investment and other income	90,144	11,237	918	102,299
Interest expense	2,796	24	85,110	87,930
Depreciation and amortization	58,711	15,012	32,176	105,899
Segment profit (loss)	297,323	111,147	(145,723)	262,747
Segment assets	2,815,506	805,609	49,001	3,670,116
1999	Health Plan Services	Government Contracts/ Specialty Services	Corporate and Other(i)	Total
Revenues from external sources	$7,031,055	$1,529,855	$—	$8,560,910
Intersegment revenues	—	78,083	(78,083)	—
Investment and other income	81,761	7,820	(2,604)	86,977
Interest expense	5,624	102	78,082	83,808
Depreciation and amortization	71,409	14,736	25,896	112,041
Asset impairment and restructuring charges, including modifications to prior year restructuring plans	11,045	(742)	1,421	11,724
Gain on sale of businesses and properties	—	—	58,332	58,332
Segment profit (loss)	218,318	118,455	(92,765)	244,008
Segment assets	2,596,285	796,362	303,834	3,696,481

(i)
Includes intersegment eliminations.

NOTE 16—QUARTERLY INFORMATION (UNAUDITED)

        The following interim financial information presents the 2001 and 2000 results of operations on a quarterly basis (in thousands, except per share data).

2001	March 31	June 30	Sepetmber 30	December 31
Total revenues	$2,488,124	$2,546,703	$2,544,939	$2,484,694
Income (loss) from continuing operations before income taxes	67,328	(22,548)	3,691	88,879
Net income (loss)	42,415	(14,205)	2,326	55,993
BASIC EARNINGS (LOSS) PER SHARE
Net income (loss)	$0.35	$(0.12)	$0.02	0.45
DILUTED EARNINGS (LOSS) PER SHARE
Net income (loss)	$0.34	$(0.12)	$0.02	0.45
2000	March 31	June 30	Sepetmber 30	December 31
Total revenues	$2,199,335	$2,229,600	$2,287,815	$2,359,805
Income from continuing operations before income taxes	55,262	62,796	70,444	74,245
Net income	34,055	38,695	44,647	46,226
BASIC EARNINGS PER SHARE
Net income	0.28	0.32	0.36	0.38
DILUTED EARNINGS PER SHARE
Net income	0.28	0.32	0.36	0.37

NOTE 17—FOHP, INC.

        In 1997, the Company purchased convertible and nonconvertible debentures of FOHP, Inc., a New Jersey corporation (FOHP), in the aggregate principal amounts of approximately $80.7 million and $24.0 million, respectively. In 1997 and 1998, the Company converted certain of the convertible debentures into shares of Common Stock of FOHP, resulting in the Company owning 99.6% of the outstanding common stock of FOHP. The nonconvertible debentures mature on December 31, 2002.

        Effective January 1, 1999, Physicians Health Services of New Jersey, Inc., a New Jersey HMO wholly-owned by the Company, merged with and into First Option Health Plan of New Jersey (FOHP-NJ), a New Jersey HMO subsidiary of FOHP, and FOHP-NJ changed its name to Physicians Health Services of New Jersey, Inc. (PHS-NJ). Effective July 30, 1999, upon approval by the stockholders of FOHP at a special meeting, a wholly-owned subsidiary of the Company merged into FOHP and FOHP became a wholly-owned subsidiary of the Company. In connection with the merger, the former minority shareholders of FOHP were entitled to receive either $0.25 per share (the value per FOHP share as of December 31, 1998, as determined by an outside appraiser) or payment rights which entitle the holders to receive as much as $15.00 per payment right on or about July 1, 2001, provided certain hospital and other provider participation conditions were met. Also in connection with the merger, additional consideration of $2.25 per payment right will be paid to certain holders of the payment rights if PHS-NJ achieves certain annual returns on common equity and the participation conditions are met. As of December 31, 2000, the Company determined that it was probable that these participation rights would be met and payment rights would need to be paid on or about July 1, 2001. Accordingly, the Company recorded a purchase price adjustment of $33.7 million to goodwill as of December 31, 2000. As of December 31, 2001, the remaining liability was $11.8 million, which we expect to pay during 2002.

QuickLinks

Management's Discussion and Analysis of Financial Condition and Results of Operations
Quantitative and Qualitative Disclosures about Market Risk
Report of Independent Auditors
  Consolidated Balance Sheets Health Net, Inc.
  Consolidated Statements of Operations Health Net, Inc.
  Consolidated Statements of Stockholders' Equity Health Net, Inc.
  Consolidated Statements of Cash Flows Health Net, Inc.
Notes to Consolidated Financial Statements